Form 10-K405, Exhibit 13
period 1996-06-30
SEAGRAM CO LTD
filed 1996-09-27
CIK 88188

                                                                    Exhibit 13

                                    SEAGRAM














- --------------------------------------------------------------------------------
              REPORT FOR THE TRANSITION PERIOD ENDED JUNE 30, 1996
- --------------------------------------------------------------------------------

The Seagram Company Ltd. operates in two global segments: Beverages and Entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, MCA INC., produces and distributes motion picture, television and home video products, and recorded music; operates theme parks and retail stores; and publishes books.

                                 [SEAGRAM LOGO]

As reflected in this Report, the Company has changed its fiscal year-end to June 30, in order to better align its planning and budgeting cycles with the business needs of its core beverage and entertainment segments. This change allows the operating businesses to focus exclusively on their customers during periods of peak business activity. This Report discusses our financial results for a five-month transition period from February 1, 1996 to June 30, 1996.

                       Directors' Report to Shareholders

                                   [GRAPHIC]

        Seagram's results for the February through June 1996 transition period, which bridged the change in our fiscal year to a June 30 from a January 31 close, were in line with what we disclosed they would be last March. Attributed revenues increased eight percent and EBITDA declined eight percent, both on a pro forma basis. We expected that Company-wide initiatives to accelerate growth would most likely depress pro forma earnings comparisons during this five-month period. At the same time, we said that these initiatives hold great promise for future growth. We continue to believe that this is true. At the start of our new fiscal year, our businesses are moving in the right directions. Mindful that much work remains to be done, we are optimistic about the future of the Company.

        Our top initiatives during the transition period were all designed to make Seagram a more competitive and more profitable entity. Our business plan anticipated that The Seagram Spirits And Wine Group's EBITDA would decline as the full benefits of the division's reengineering efforts would not be realized until our new fiscal year. In fact, the Group's EBITDA was down five percent. The Seagram Beverage Group accurately predicted good growth during the period, and EBITDA grew 16 percent. MCA's EBITDA declined 18 percent on a pro forma basis, reflecting the significant investment in its operations that was budgeted for this five-month period.

        Underlying these results, however, is ample evidence that Seagram's strategy to create new opportunities for sustained growth in all our businesses is working. Our strategy demanded that we manage effectively the significant changes in our core assets, in the senior management at most of our operations, and in many operating procedures that we detailed in last year's annual report. As a result, the Company is operationally more flexible and more nimble than it has ever been. We know that change will continue to affect all of our operations, although it is unlikely to do so at the same furious pace as it did this past year. Our strategy also demands that we invest opportunistically in new businesses that will

                                   [GRAPHIC]

                                   [CAPTION]

UNDERLYING THESE RESULTS IS AMPLE EVIDENCE THAT SEAGRAM'S STRATEGY TO CREATE NEW OPPORTUNITIES FOR SUSTAINED GROWTH IN ALL OUR BUSINESSES IS WORKING.

strengthen our current operations and offer attractive longer-term growth. Most of the Company's initiatives during the transition period were in entertainment, a business we identified last year as one that clearly meets our growth objectives. Among the highlights:

        - The MCA Television Group finalized long-term agreements valued at $2.5 billion in July with Germany's two leading entertainment companies, Kirch Group and RTL, to license motion pictures and television programming to the German pay and free television markets. Together, these long-term deals are possibly the largest ever reached by an American studio in the international marketplace. They include the launch of two pay channels on Kirch's new digital television service and television series co-financing with RTL. These agreements form an important cornerstone of MCA's international television expansion.

        - In May, the Television Group also acquired a majority equity interest in Brillstein-Grey Entertainment, a successful television and motion picture production company. Combined with MCA's own revitalized network television development efforts for the 1996-1997 season, this acquisition reestablishes MCA as one of the leading television programmers in the industry.

        - The Universal Recreation Group announced in February that it had reached an agreement with the city of Osaka to build Universal Studios Japan, its first theme park outside the U.S. The park is scheduled to open in the spring of 2001. This agreement provides a blueprint for further international expansion.

        - The Recreation Group also announced an agreement with Loews Corp. to develop two luxury hotels in Orlando, Florida. These properties are part of MCA's and The Rank Organisation's major expansion of their Universal City Florida entertainment complex. As previously announced, these hotels will be part of a major destination resort encompassing the existing Universal Studios Florida theme park, as well as a second gated attraction, Universal's Islands of Adventure and a lively nighttime entertainment complex, CityWalk, both set to open in 1999.

        - As a part of its expanded program of investing in Hollywood-themed entertainment venues, the Recreation Group also opened two new feature attractions during the transition period. In Orlando, the Terminator 2: 3-D ride opened in May, and in Hollywood, Jurassic Park - The Ride debuted in June. To date, both attractions have raised attendance and per capita spending well above last year's levels.

      - The MCA Music Entertainment Group purchased a 50 percent interest in Interscope Records in February and formalized two new record labels, Universal Records and Rising Tide/Nashville, increasing its presence in the recorded music business. The division also invested significantly in both its domestic and international operations, opening 21 new offices in four new territories and signing a number of new international artists. MCA Music's international offices now cover 95 percent of the foreign record-buying market.

        Funding these new investments and evaluating others are vitally important to us. The Company's strong balance sheet and cash flow provide us with the flexibility to do so. Approximately one year after the DuPont, MCA and Dole transactions, net debt of $4.1 billion is 27 percent of total capital (including minority interest), compared to 48 percent at January 31, 1995, prior to the transformation in our assets. We have also benefited recently from several corporate initiatives.

[Graphic showing picture of Edgar M. Bronfman, Chairman, and Charles R. Bronfman, Co-Chairman]

Seagram sold 156 million equity warrants back to DuPont for $500 million in July, recognizing proceeds of $479 million after-tax. These warrants were issued as part of DuPont's redemption of most of our shareholding in that company. Seagram repurchased approximately 2.1 million of its common shares in open market transactions in the February through June period at an average price of $32.82 per share. The Board of Directors has approved an authorization to repurchase additional shares, which we plan to do opportunistically.

OPERATING HIGHLIGHTS

The Seagram Spirits And Wine Group attributed revenues increased six percent and EBITDA declined five percent during the February through June period. The Europe & Africa region recorded a 12 percent attributed revenue gain, its best performance in some time, while the Americas and Asia Pacific regions experienced essentially flat revenues. The division's top 15 brands, which represent over 65 percent of total annualized attributed revenues of $5.2 billion, performed better than the total Group. They are and will continue to be the primary focus for future growth. EBITDA performance was down, though in line with expectations; it does not reflect the full effect of operating efficiencies from reengineering efforts. Not all of these measures, however, are designed simply to cut costs. The Seagram Spirits And Wine Group has developed a much-improved customer fulfillment program and a stronger marketing focus on consumer brand awareness. Fiscal year 1997 results should continue to benefit from these efforts.

        The Seagram Spirits And Wine Group, as part of its planning process for the 1997 fiscal year, has completed a rigorous review of its 150 brands across all regions. The division has clearly delineated growth initiatives in each of the markets in which it competes. For the more mature markets like North America and Europe, the Group has streamlined its operations and realigned its sales force in response to changes in distribution. Most importantly, it has segmented the market to focus on premium brands which are expected to outperform the overall industry in these markets. In the emerging markets, Seagram's strong distribution and brand portfolio provide a competitive advantage.

        In June, one of the Group's leading brands, Crown Royal, tested a television advertisement on a local station in Corpus Christi, Texas, one of its primary markets. As part of an overall marketing plan to strengthen its brands, the advertisement appeared on programming which has a predominantly adult audience. The commercial was consistent with our long-standing principles of advertising responsibly. For over 60 years, The Seagram Spirits And Wine Group's public service advertising and educational efforts have stressed responsible drinking; the Group has contributed significantly to industry trade groups' support of these programs as well. The Group is strongly committed to continuing this support. We intend to be just as responsible in our broadcast product advertising as we have been in every other campaign in every other medium.

        The Seagram Beverage Group reported strong results, based on continued growth of its worldwide juice businesses and the acquisition of the Dole juice business, excluding canned pineapple juice, which it completed in May 1995. Attributed revenues were $839 million, 20 percent ahead of last year, while EBITDA increased 16 percent. Both North America and International contributed to the strong performance.

        In the U.S., Tropicana Dole Beverages, led by its flagship Pure Premium brand, maintained its 41 percent


                                   [CAPTION]

THE SEAGRAM SPIRITS AND WINE GROUP DEVELOPED A MUCH-IMPROVED CUSTOMER FULFILLMENT PROGRAM AND A STRONGER MARKETING FOCUS ON CONSUMER BRAND AWARENESS. INTERNATIONALLY, TROPICANA DOLE BEVERAGES BOOSTED VOLUME 40 PERCENT, REFLECTING DOLE'S SIGNIFICANT OVERSEAS PRESENCE.


                                   [GRAPHIC]
share of the chilled orange juice market. The division introduced a break-through advertising campaign for Pure Premium and significantly increased spending behind it. The "Perfect" campaign, which will be introduced in other countries this year, helped drive the Company's share of the not-from-concentrate orange juice market to 69 percent, up almost two points. The division also continued its effort to have its brands widely available beyond the grocery store: Impressive gains were made with both chilled and shelf-stable products in convenience, club store and food service outlets. The reengineering efforts initiated in 1994 resulted in savings in both manufacturing and commercial operations. We expect additional benefits from these initiatives in the new fiscal year.


        Internationally, Tropicana Dole Beverages boosted volume 40 percent, reflecting Dole's significant overseas presence. In the important French market, for example, Fruvita, a Dole product, and Tropicana are the number-one and number-two chilled juice brands, respectively. Results in France and the U.K. were particularly strong, aided by shifting production from the U.S. to facilities in France and Belgium. Asian results reflect the company attaining the number-one position in Tokyo and continuing as the leading chilled juice market in Taiwan.


        At MCA, attributed revenues increased seven percent and EBITDA declined 18 percent in the transition period on a pro forma basis. Many of the initiatives described earlier in this report affected period-to-period comparisons.


        Filmed entertainment attributed revenues and EBITDA increased 12 percent and 98 percent, respectively, from the prior period. The Motion Picture Group reported significantly stronger international theatrical revenues and worldwide video revenues, due principally to the division's successful 1995 releases Babe, Apollo 13 and Casper. MCA Television Group revenues declined during the period due to less television production and fewer related network license fees from a year ago. As several of the cancelled programs were being produced at a deficit, EBITDA increased over 1995. The division's first-run syndication results improved over last year's, primarily the result of improved ratings for the action/adventure programs, HERCULES and XENA: WARRIOR PRINCESS.


        MCA Television's longer-term outlook, however, is vastly improved from what it was several months ago. The Group had its most successful network television development season in many years, placing two new comedies and two new dramas on the networks' fall schedule. Universal also has commitments for two additional hour-long dramas as midseason replacements in early 1997. Combined with its own returning series and with Brillstein-Grey's current 1.5 hours of network programming, Universal now ranks third of all the major studios, with 6.5 hours of network programming, compared to sixth last year. Additionally, the coproduction arrangements and pay channel start-ups from the previously described German television agreements demonstrate the broad global appeal of Universal's film and television libraries and their greatly enhanced international prospects. These initiatives are expected to favorably impact results more in subsequent years than they will in the fiscal year ending June 1997.


        MCA Music Entertainment Group attributed revenues declined nine percent, compared to the prior period, and EBITDA was a loss of $24 million,


                                   [GRAPHIC]


                                   [CAPTION]

        THE UNIVERSAL RECREATION GROUP REACHED AN AGREEMENT WITH THE CITY OF OSAKA TO BUILD UNIVERSAL STUDIOS JAPAN, ITS FIRST THEME PARK OUTSIDE THE U.S.

                         due primarily to extremely difficult comparisons with
                         the highly successful 1994-1995 release schedule, a
                         relatively small number of record releases in the 1996
                         period and the investments in new artists,
                         international operations and startup record labels. The
                         foreign share of the world market has been growing
[GRAPHIC SHOWING         rapidly. To capitalize on this, MCA Music now has
                         offices in 25 foreign countries and has been actively
PICTURE OF               signing local talent. The domestic U.S. music market
                         has recently suffered from consolidation and financial
EDGAR BRONFMAN, JR.      weakness at the retail level. We view these problems as
                         cyclical rather than structural and expect the
PRESIDENT AND            market to stabilize. The Music Group's investments,
                         artist signings and restructuring have set the stage
CHIEF EXECUTIVE          for revenue and EBITDA growth beginning later in the
                         1997 fiscal year.
OFFICER]
                         Universal Recreation Group attributed revenues increased 11 percent while EBITDA declined 33 percent.
                         The Group incurred incremental startup and marketing expenses for the two new feature attractions in Orlando and Hollywood, both of which opened late in the transition period. The timing of these start dates meant that the higher attendance and per capita spending that these rides have generated will be more evident in our new fiscal year ending June 30, 1997.

     The Company named Frank J. Biondi, Jr. as Chairman and Chief     [GRAPHIC]
Executive Officer of MCA, INC. in April. Mr. Biondi, who was formerly President and Chief Executive Officer of Viacom Inc., was also elected to Seagram's Board of Directors.

     At this time, we would like to pay special tribute to two directors who will be retiring from the Board in October. John L. Weinberg joined the Board in 1975 and has served with distinction on the Audit, Finance and Human Resources committees. He has also been instrumental in many of the Company's major transactions. David M. Culver, a director since 1982, has been a member of the Finance Committee and a key member of the Human Resources Committee and served as its Chairman since 1995. We thank them for their wise counsel, support and friendship over the years.

     We sense a growing confidence throughout Seagram as we begin our new fiscal year. This confidence comes from a feeling that our new structure, new management and new businesses can provide sustained growth. Our beverage and entertainment franchises are strong, each with excellent growth prospects. Our overall financial condition is sound and will allow us to pursue additional opportunities. As we go forward into our next fiscal year, we would like to express our gratitude once again for the support given us from our consumers and customers, our shareholders and our employees.

     On behalf of the Board,

     /s/ Edgar M. Bronfman    /s/ Charles R. Bronfman    /s/ Edgar Bronfman, Jr.


         EDGAR M. BRONFMAN        CHARLES R. BRONFMAN        EDGAR BRONFMAN, JR.
                  CHAIRMAN                CO-CHAIRMAN             PRESIDENT AND
                                                         CHIEF EXECUTIVE OFFICER

                                            MANAGEMENT'S
                                            DISCUSSION
                                            AND ANALYSIS



Several major events since April 1995 have substantially changed Seagram and impacted the comparability of Seagram's financial statements.

CHANGE IN FISCAL YEAR-END: Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. The financial results for the period from February 1, 1996 to June 30, 1996 (the "Transition Period") are included in this Report. The Company began its first full fiscal year on the new basis on July 1, 1996. Results for the Transition Period are not necessarily indicative of operations for a full year.

REDEMPTION OF 156 MILLION SHARES OF DUPONT: On April 6, 1995, E.I. du Pont de Nemours and Company ("DuPont") redeemed common stock held by the Company in a transaction valued at $8.8 billion. The Company received cash and 90-day notes from DuPont plus 156 million DuPont equity warrants valued at $440 million, as of the transaction date. The after-tax cash proceeds were $7.7 billion. The Company retains 8.2 million DuPont shares which had a market value of $651 million at June 30, 1996.

ACQUISITION OF DOLE JUICE BEVERAGE BUSINESS: On May 19, 1995, Seagram completed the acquisition of the global juice and juice beverage business (excluding canned pineapple juice) of Dole Food Company, Inc. ("Dole") for $276 million. The Dole operations which Seagram acquired include fruit juices marketed under the Dole, Juice Bowl, Fruvita and Looza trademarks and manufacturing capability in the U.S., Europe and China. The Dole brand name is licensed from Dole.

ACQUISITION OF 80 PERCENT OF MCA HOLDING I CORP.: On June 5, 1995, Seagram completed the purchase of an 80 percent interest in MCA Holding I Corp. ("MCA"), the parent of MCA INC., from Matsushita Electric Industrial Co., Ltd. ("Matsushita") for $5.7 billion. Matsushita retains a 20 percent interest in MCA.

SALE OF 156 MILLION DUPONT EQUITY WARRANTS: On July 24, 1996, DuPont repurchased 156 million equity warrants owned by Seagram for $500 million in cash. The Company had an after-tax gain of $39 million and after-tax net proceeds of $479 million. Because this transaction was completed subsequent to the Transition Period, it will be recognized in the Company's financial results in the quarter ending September 30, 1996.

The following presentation discusses the revenues and operating income for the Company's two business segments--Beverages and Entertainment. The more detailed discussion of the six lines of business within these two segments--Spirits and Wine, Fruit Juices and Other, Filmed Entertainment, Music Entertainment, Recreation, and Publishing and Other - will address attributed revenues and attributed earnings before interest, taxes, depreciation and amortization ("EBITDA"). These amounts include Seagram's proportionate share of the revenues and EBITDA, respectively, of its equity companies. The adjustment for equity companies eliminates the proportionate share of the revenues or EBITDA of equity companies, and reflects the equity income as reported under U.S. generally accepted accounting principles.

   The Company believes cash flow, as defined by EBITDA, is an appropriate measure of the Company's operating performance, given the goodwill associated with the Company's acquisitions. In addition, financial analysts generally consider EBITDA to be an important measure of comparative operating performance. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flows and other measures of financial performance in accordance with generally accepted accounting principles.

   The following detailed analysis of operations should be read in conjunction with the Consolidated Financial Statements of the Company found on pages 15 to 31.

RESULTS OF OPERATIONS

TRANSITION PERIOD VS. COMPARABLE PERIOD ENDED JUNE 30, 1995 Revenues were significantly higher than the comparable period last year reflecting the timing of the closing of the Dole juice and MCA acquisitions in May and June of last year, respectively. Reported revenues and attributed revenues in the Transition Period were $5.0 billion and $5.6 billion, respectively, compared with $2.7 billion and $2.9 billion, respectively, in the prior period. EBITDA increased 32 percent to $518 million in the Transition Period. Beverages EBITDA declined slightly to $322 million as weaker Spirits and Wine performance more than offset a $10 million increase in Fruit Juices and Other. Entertainment EBITDA was $196 million compared with $66 million last year, which represented one month of MCA results. Operating income declined to $179 million in the Transition Period reflecting a substantial increase in the depreciation and amortization expense associated with the MCA and Dole juice acquisitions, and higher corporate expenses. The increase in corporate expenses to $47 million primarily results from expenses related to our ongoing reengineering initiatives.

   Interest, net and other in the Transition Period included $133 million of net interest expense, partially offset by $19 million of dividend income from Time Warner Inc. ("Time Warner") and DuPont. In the five months ended June 30, 1995, net interest expense was $91 million and dividend income was $18 million. Interest expense last year was net of $76 million of interest income largely earned from the temporary investment of the full proceeds from the DuPont redemption from April 1995 until the funding of the MCA acquisition in June 1995.

   The income tax provision in the Transition Period included a $67 million benefit related to a settlement with the U.S. government regarding the recognition of a capital loss on the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont. Excluding this tax benefit, the effective income tax rate of 80 percent was significantly higher than the prior year rate of 34 percent because of the nondeductibility of the goodwill amortization associated with the MCA and Dole juice acquisitions and lower taxable earnings.

   Minority interest expense represents Matsushita's 20 percent interest in the after-tax income of MCA. In the Transition Period, the minority interest of $5 million was added back to income to reflect the after-tax loss of MCA primarily due to the depreciation and amortization expense. In the prior period, minority interest expense of $3 million was deducted from earnings.

   Net income was $85 million or $0.23 per share in the Transition Period. Excluding the benefit associated with the tax settlement of $67 million or $0.18 per share, net income was $18 million or $0.05 per share. In the five months ended June 30, 1995, earnings before the discontinued DuPont activities were $117 million or $0.32 per share. Due to the redemption of most of the Company's DuPont shares on April 6, 1995, the Company discontinued accounting for its investment in DuPont under the equity method effective February 1, 1995. Earnings related to the DuPont investment are presented as discontinued activities in the prior period and include a $3.2 billion after-tax gain on the redemption of the 156 million shares and $68 million of after-tax dividend income earned on such shares prior to the redemption transaction. In the five months ended June 30, 1995, net income was $3.3 billion or $8.99 per share.

                                EARNINGS SUMMARY

                                   Five Months
U.S. dollars in millions,        Ended June 30,       Fiscal Years Ended January 31,
  except per share amounts       1996       1995        1996       1995       1994
Attributed Revenues             $5,558     $2,909     $10,536     $6,653     $6,212
Reported Revenues                5,013      2,715       9,747      6,399      6,038
EBITDA                             518        391       1,089        968        942
Operating Income
  Beverages                        225        240         456        781        774
  Entertainment                      1         32         205          -          -
  Corporate                        (47)       (16)        (77)       (56)       (20)
                                ......     ......     .......     ......     ......
Operating Income                   179        256         584        725        754
Interest, net and other            114         73         235        362        319
Provision for income taxes         (15)        63         153        169        152
Minority interest                   (5)         3          22          -          -
                                ......     ......     .......     ......     ......
Income Before
  Discontinued DuPont
  Activities and
  Cumulative Effect
  of Accounting Change              85        117         174        194        283
Per share                       $  .23     $  .32     $   .46     $  .52     $  .76
Discontinued DuPont
  activities, after tax              -      3,232       3,232        617         96
                                ......     ......     .......     ......     ......
Income before
  cumulative effect of
  accounting change             $   85     $3,349     $ 3,406     $  811     $  379
Cumulative effect of
  accounting change                  -          -           -        (75)         -
                                ......     ......     .......     ......     ......
Net Income                      $   85     $3,349     $ 3,406     $  736     $  379
                                ======     ======     =======     ======     ======
Net Income Per Share            $  .23     $ 8.99     $  9.13     $ 1.98     $ 1.02

                                    BEVERAGES

                              Five Months
                             Ended June 30,      Fiscal Years Ended January 31,

U.S. dollars in millions     1996       1995       1996       1995       1994
Attributed Revenues
  Spirits and Wine          $1,947     $1,841     $5,093     $5,061     $4,702
  Fruit Juices
    and Other                  839        702      1,898      1,592      1,510
                            ......     ......     ......     ......     ......
Attributed revenues          2,786      2,543      6,991      6,653      6,212
Adjustment for
  equity companies            (133)      (129)      (297)      (254)      (174)
                            ......     ......     ......     ......     ......
Reported Revenues *         $2,653     $2,414     $6,694     $6,399     $6,038
                            ======     ======     ======     ======     ======

EBITDA
  Spirits and Wine          $  250     $  263     $  763     $  809     $  770
  Fruit Juices
    and Other                   72         62        196        159        172
                            ......     ......     ......     ......     ......
EBITDA before
  reengineering charge         322        325        959        968        942
Reengineering charge             -          -       (290)         -          -
                            ......     ......     ......     ......     ......
EBITDA                         322        325        669        968        942
Adjustment for
  equity companies              (5)        (3)        (8)        (7)        (5)
Depreciation and
  amortization                 (92)       (82)      (205)      (180)      (163)
                            ......     ......     ......     ......     ......
Operating Income            $  225     $  240     $  456     $  781     $  774
                            ======     ======     ======     ======     ======

*Reported revenues include excise taxes of $296 million and $317 million in the five-month periods ended June 30, 1996 and 1995, respectively, and $812 million, $836 million and $811 million for the fiscal years ended January 31, 1996, 1995 and 1994, respectively.


BEVERAGES

In the Transition Period, the Beverages segment contributed $2.7 billion to reported revenues, which is 10 percent greater than the prior period. The operating income contribution of $225 million was $15 million below the operating income in the period ended June 30, 1995.

SPIRITS AND WINE Attributed and reported revenues each grew six percent largely driven by improvement in Europe. Excluding the unfavorable impact of foreign exchange, revenues would have risen eight percent. In the Transition Period, EBITDA declined five percent to $250 million as lower results in North America more than offset a recovery in Europe. The effect of foreign exchange on EBITDA was negligible. EBITDA as a percent of attributed revenues declined from 14.3 percent to 12.8 percent as a result of increased marketing spending and continued investment in developing markets.

   Case volumes rose almost four percent in the Transition Period partly reflecting the improvement in Europe. Most of our key premium brands continued to grow, including Martell Cognac which increased unit volumes 10 percent, primarily in Europe, and Chivas Regal Scotch Whisky and Crown Royal Canadian Whisky, which both had volume growth of three percent. Mumm Sekt, which had suffered previously from the difficult German market, had five percent higher volumes during the Transition Period. Absolut Vodka, for which the Company gained distribution rights in the U.S. and major international markets beginning in 1994, continues to be an exceptional brand with a double digit increase in shipments reflecting growth in the U.S. and the expansion of Seagram's distribution of Absolut Vodka into new markets, such as Canada.

   The EBITDA shortfall primarily reflects a decline in North America, which more than offset a 14 percent improvement in Europe and Africa and a substantial recovery in several Latin American affiliates. In North America our performance was impacted by a reduction in distributor inventory levels and the timing of brand spending. Europe's EBITDA improved versus a very difficult prior period, particularly in Portugal. Latin America's performance reflected a business rebound in both Mexico and Argentina, and benefits from our reengineering initiatives in Brazil. Asia Pacific's results were essentially unchanged as weaknesses in Taiwan and our duty free operations, caused by the political unrest between mainland China and Taiwan early in the period, offset growth in Korea from our scotch portfolio.

   Despite the difficult operating results, we continued to invest in our future by increasing marketing spending five percent and investing in new and developing markets such as India and greater China. Advertising is focused behind core strategic brands and in key markets including Germany, Korea and greater China.

   Depreciation and amortization of assets was $44 million in the Transition Period and in the prior period. Amortization of goodwill was $10 million in both periods. Spirits and Wine capital expenditures were $106 million in the Transition Period and total assets were $5,119 million at June 30, 1996.

Fruit Juices and Other This unit continued its strong performance driven by growth in Tropicana's base business and the contribution of the juice operations acquired from Dole. The five months ended June 30, 1995 included approximately one month of Dole juice beverage results. Attributed and reported revenues for Fruit Juices and Other each climbed 20 percent. Excluding the juice beverage operations acquired from Dole, Tropicana's attributed revenues grew nine percent. EBITDA rose 16 percent to $72 million while EBITDA as a percent of attributed revenues declined from 8.8 percent to 8.6 percent. The decrease in the EBITDA margin primarily results from the write-off of obsolete inventory in our low alcohol division. Excluding this inventory adjustment, EBITDA for the fruit juice group grew 28 percent.

   Tropicana Dole Beverages' unit volume increased 21 percent driven largely by an eight percent increase in Pure Premium unit volume in North America and a 40 percent increase in international unit volume. Tropicana Dole Beverages, led by its flagship Pure Premium brand, maintained a 41 percent share of the U.S. chilled orange juice market in the Transition Period.

   Depreciation and amortization of assets was $26 million in the Transition Period and $18 million in the prior period. Amortization of goodwill was $12 million and $10 million in the periods ended June 30, 1996 and 1995, respectively. Capital expenditures for Fruit Juices and Other were $62 million in the Transition Period and total assets were $2,546 million at June 30, 1996.

ENTERTAINMENT

In the Transition Period, which includes MCA results from January 1, 1996 to June 30, 1996, MCA contributed $2.4 billion to reported revenues and $1 million to operating income, after significant amortization and depreciation expense. In the period ended June 30, 1995, the Company's results included one month of MCA from the acquisition date of June 5, 1995 until June 30, 1995. During that time MCA had reported revenues of $301 million and operating income of $32 million. In order to provide a basis of comparison, the discussion that follows is based upon MCA results for the six months ended June 30, 1996 compared with the results for the six months ended June 30, 1995.

FILMED ENTERTAINMENT In the six-month period ended June 30, 1996, attributed revenues and reported revenues each rose 12 percent and EBITDA almost doubled to $176 million versus the prior period. EBITDA as a percent of attributed revenues increased to 10.1 percent from 5.7 percent in the prior period.

   The motion picture group was driven by higher worldwide profits from prior year releases, particularly Babe and Casper. The television group had improved results mainly because of the cancellation of several series which were in a deficit position. The EBITDA of our 50 percent-owned joint venture, USA Networks, was essentially even with the prior period.

MUSIC ENTERTAINMENT Attributed and reported revenues each declined nine percent, while EBITDA was a loss of $24 million compared to income of $75 million last year. Lower revenues and EBITDA reflect difficult comparisons with the prior period. The six months ended June 30, 1995 included significant carry-over business from the very strong fourth quarter of 1994. Major new releases in 1996 were limited to albums by Wynonna, Vince Gill and George Strait. EBITDA was affected by a substantial investment program in 1996, which included increased spending for international expansion and investment in new artists and label ventures including Universal Records and Rising Tide/Nashville, and the newly acquired interest in Interscope Records. The Group recorded higher reserves in the six months ended June 30, 1996 to reflect the current business environment.

                                  ENTERTAINMENT

                               Five Months     Fiscal Year  Six Months
                                  Ended              Ended       Ended        12 Months
                                 June 30,      January 31,    June 30,    Ended December 31,

U.S. dollars in millions      1996      1995         1996         1995      1995       1994
Attributed Revenues
  Filmed Entertainment      $1,740     $ 193       $2,124       $1,556     $3,487     $3,313
  Music Entertainment          537        85          753          589      1,257      1,293
  Recreation                   231        48          287          208        447        440
  Publishing and Other         264        40          381          240        581        525
                            ......     .....       ......       ......     ......     ......
Attributed revenues          2,772       366        3,545        2,593      5,772      5,571
Adjustment for equity
  companies                   (412)      (65)        (492)        (372)      (798)      (753)
                            ......     .....       ......       ......     ......     ......
Reported Revenues           $2,360     $ 301       $3,053       $2,221     $4,974     $4,818
                            ======     =====       ======       ======     ======     ======
EBITDA

  Filmed Entertainment      $  176     $  37       $  240       $   89     $  292     $  176
  Music Entertainment          (24)       11           59           75        123        192
  Recreation                    37        16           85           55        124        128
  Publishing and Other           7         2           36           20         54         37
                            ......     .....       ......       ......     ......     ......
EBITDA                      $  196     $  66          420       $  239     $  593     $  533
Adjustment for equity
  companies                    (47)      (11)         (56)
Depreciation and
  amortization                (148)      (23)        (159)
                            ......     .....       ......
Operating Income            $    1     $  32       $  205
                            ======     =====       ======


Note: The Company's reported financial results for the five-month periods ended June 30 include six months of MCA in the Transition Period (from January 1, 1996 to June 30, 1996) and one month of MCA in the prior period (from the acquisition date of June 5, 1995 to June 30, 1995). The Company's results for the fiscal year ended January 31, 1996 include seven months of MCA (from June 5, 1995 to December 31, 1995). MCA's results for the six months ended June 30, 1995 and the 12 months ended December 31, 1995 and December 31, 1994 are provided for the comparative operating discussion.

                                  ENTERTAINMENT

                            FIVE MONTHS    Fiscal Year
                                  ENDED          Ended          12 Months
                               JUNE 30,    January 31,      Ended December 31,
U.S. dollars in millions           1996           1996       1995        1994
Capital Expenditures
  Filmed Entertainment             $ 33           $ 40       $ 59        $ 66
  Music Entertainment                24             26         33          30
  Recreation                         66             90        114          98
  Publishing and Other               13             19         23          25
                                   ....           ....       ....        ....
                                   $136           $175       $229        $219
                                   ====           ====       ====        ====

Note: The Company's reported financial results for the five-month period ended June 30 include six months of MCA in the Transition Period (from January 1, 1996 to June 30, 1996). The Company's results for the fiscal year ended January 31, 1996 include seven months of MCA (from June 5, 1995 to December 31, 1995). MCA's results for the 12 months ended December 31, 1995 and December 31, 1994 are provided for comparative purposes.

RECREATION Attributed and reported revenues each increased 11 percent during the six-month period ended June 30, 1996 but EBITDA declined from $55 million to $37 million. EBITDA as a percent of attributed revenues decreased from 26.4 percent to 16.0 percent. Attendance and per capita spending at both theme parks were higher in the period ended June 30, 1996 than the prior period. This is due in part to the successful openings of Terminator 2: 3-D at Universal Studios Florida, our 50 percent-owned joint venture, in May and Jurassic Park - The Ride in Universal Studios Hollywood in June. EBITDA was down substantially due to higher marketing spending and the timing of that spending in advance of the new attractions (which opened comparatively late in the period) and increased business development spending related to potential international expansion and the development of additional CityWalk entertainment complexes.

PUBLISHING AND OTHER Attributed revenues were up 10 percent to $264 million and reported revenues increased seven percent to $246 million, while EBITDA fell to $7 million. The EBITDA decline is attributable to higher return reserves at Interplay Productions (an entertainment software developer), the write-off of certain development costs at Universal Interactive Studios (an entertainment software developer) and several nonrecurring favorable items which occurred in 1995 including a gain on the sale of land to the Los Angeles MTA.

   Book publishing attributed revenues and EBITDA increased as a result of higher shipments of two Patricia Cornwell novels: Cause of Death and From Potter's Field. Spencer Gifts' results remained strong as the division benefited from a six percent increase in comparable store sales and the impact of new stores.

YEAR ENDED JANUARY 31, 1996 VS. YEAR ENDED JANUARY 31, 1995 Reported revenues and attributed revenues were $9.7 billion and $10.5 billion, respectively, up substantially from $6.4 billion and $6.7 billion, respectively, in the prior year, largely due to the inclusion of partial year results of MCA and the Dole juice business. EBITDA, after a reengineering charge of $290 million, was $1.1 billion compared with $968 million in the prior year. Entertainment contributed $420 million, and Fruit Juices and Other increased 23 percent, while Spirits and Wine declined six percent. Corporate expenses climbed to $77 million from $56 million largely because the increase in the market value of the Company's shares in the year ended January 31, 1996 resulted in the recognition of additional expenses associated with stock-based compensation. Corporate expenses in both years included expenses related to consulting fees and internal costs attributable to the Company's ongoing reengineering efforts. Operating income, after the $290 million charge, declined to $584 million. Excluding this charge, operating income rose 21 percent to $874 million reflecting the contribution from Entertainment and higher Fruit Juices and Other, partially offset by weaker Spirits and Wine results.

   Interest, net and other in the year ended January 31, 1996 included $273 million of net interest expense, partially offset by $38 million of dividend income from Time Warner and DuPont. In the fiscal year ended January 31, 1995 net interest expense of $396 million was partially offset by $34 million of dividend income. The net interest expense decrease largely reflected the repayment of debt with a portion of the proceeds from the DuPont redemption and interest income earned from the temporary investment of the DuPont proceeds from April 1995 until the funding of the MCA acquisition in June 1995.

   The effective income tax rate on continuing operations for the fiscal year ended January 31, 1996 was 44 percent compared with 29 percent (exclusive of the 1981 transaction) in the prior period. The higher effective tax rate resulted from the nondeductibility of goodwill amortization and the charge for reengineering activities, for which a tax benefit was not recognized in some countries where the charge was incurred. The income tax provision in the year ended January 31, 1995 included a charge of $65 million attributable to the disallowance by the U.S. Tax Court of a loss on the Company's exchange of shares of Conoco Inc. for common stock of DuPont in 1981.

   The minority interest expense of $22 million represented the 20 percent minority interest in the after-tax income of MCA.

   In the year ended January 31, 1996, income from discontinued DuPont activities included a $3.2 billion after-tax gain on the redemption of the 156 million shares and $68 million of after-tax dividend income. In the year ended January 31, 1995, income from the discontinued DuPont activities included $264 million of after-tax dividend income and $353 million of unremitted earnings (Seagram's share of DuPont's earnings not received as cash dividends).

   Earnings before the discontinued DuPont activities were $174 million or $0.46 per share in the year ended January 31, 1996 compared with $194 million or $0.52 per share in the prior year. Net income was $3.4 billion or $9.13 per share, including the discontinued DuPont activities, compared with $736 million or $1.98 per share in the prior year, which included a $75 million after-tax charge for the cumulative effect of the adoption of FAS 112, relating to postemployment benefits.

BEVERAGES

In the year ended January 31, 1996, the Beverages segment contributed $6.7 billion to reported revenues and $456 million to operating income, after a $290 million charge related to reengineering activities.

SPIRITS AND WINE The Spirits and Wine results were adversely affected by difficult market conditions in Europe. Spirits and Wine attributed revenues increased slightly while EBITDA, before the reengineering charge, decreased six percent. EBITDA as a percent of attributed revenues declined from 16.0 percent to 15.0 percent.

   Case volumes declined three percent in the year ended January 31, 1996 principally from the reduction of trade inventories in Europe. Mumm Sekt, reflecting weakness in the German market, had an 18 percent decline in shipments. However, a number of the Company's premium brands showed strong unit gains, including Chivas Regal Scotch Whisky for which shipments grew three percent, Martell Cognac which increased volumes four percent on the strength of operations in Asia Pacific, and Crown Royal Canadian Whisky for which shipments increased five percent. Absolut Vodka showed 11 percent growth in shipments in the U.S. and 15 percent growth globally as we continued to expand our distribution of the brand.

   Attributed revenues generated outside of North America accounted for approximately 69 percent of total attributed revenues. Europe and Africa, which accounted for 36 percent of total attributed revenues, remained the Company's largest geographic region. North American attributed revenues were 31 percent of total attributed Spirits and Wine revenues. Asia Pacific, our fastest growing region, increased to 23 percent of the total, while Latin America accounted for 10 percent of Spirits and Wine attributed revenues. (This geographic breakdown, which is used by management to measure the performance of marketing affiliates, excludes excise taxes, assigns sales to the region in which the purchaser is located and includes our proportionate share of the revenues of equity company affiliates. The geographic data contained in Note 12 of the Notes to the Consolidated Financial Statements include excise taxes as well as the Company's other operations, and are based upon the location of the legal entity which invoices the sale.)

   The EBITDA decline was attributable to a 20 percent shortfall in Europe and Africa, partially mitigated by strong performances in Asia Pacific and the Americas. The weakness in Europe and Africa resulted primarily from the difficult trading conditions in Germany, Spain and Portugal. Asia Pacific continued its broad-based profit growth, particularly in greater China and South Korea. North America's results were driven largely by growth in Crown Royal Canadian Whisky, Captain Morgan Original Spiced Rum and Absolut Vodka. The improved contribution from Latin America was mainly the result of significantly higher profits in Venezuela.

   Depreciation and amortization of assets was $99 million in the year ended January 31, 1996 and $90 million in the prior year. Amortization of goodwill was $24 million and $22 million in the years ended January 31, 1996 and 1995, respectively. Spirits and Wine capital expenditures rose to $165 million from $109 million in the prior year. Total assets were $5,541 million at January 31, 1996 compared with $5,390 million at January 31, 1995.

FRUIT JUICES AND OTHER Attributed revenues for the total unit increased 19 percent to $1.9 billion as Tropicana Dole Beverages had 22 percent higher revenues, including the partial year results of the juice beverage business acquired from Dole. Tropicana's attributed revenues rose eight percent, excluding revenues from the acquired Dole operations. EBITDA, before the reengineering charge, rose 23 percent to $196 million reflecting strong performances in the Tropicana base businesses and the acquisition of the Dole juice beverage business. EBITDA as a percent of attributed revenues rose to 10.3 percent from 10.0 percent in the prior year.

   Excluding the operations acquired from Dole, Tropicana's unit volume increased eight percent driven largely by an 11 percent increase in Pure Premium in North America and a 71 percent increase in international revenues. The Tropicana share of the U.S. chilled orange juice market was a record high 42 percent in fiscal 1996.

   Depreciation and amortization of assets was $55 million in the year ended January 31, 1996 and $44 million in the prior year. Amortization of goodwill was $27 million and $24 million in the years ended January 31, 1996 and 1995, respectively. Capital expenditures for Fruit Juices and Other were $92 million in the year ended January 31, 1996 and $47 million in the prior year. Total assets were $2,062 million at January 31, 1996 compared with $1,638 million at January 31, 1995.

REENGINEERING ACTIVITIES In connection with a program to better position its beverage operations for strategic growth, the Company recorded a pretax charge of $290 million in the quarter ended October 31, 1995. The charge related principally to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and included rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the Spirits and Wine business operates. The components of the $290 million charge reflected a provision of $100 million for severance costs, $120 million for asset write-downs/impairments and $70 million for facility rationalizations, including lease terminations, and other reengineering programs.

   After giving effect to the charge, the Beverages segment reported EBITDA of $669 million and operating income of $456 million compared with EBITDA of $968 million and operating income of $781 million in the prior year. While the full magnitude of the cost savings associated with the charge will take several years to achieve, the benefits will build over time and management expects savings beginning in the fiscal year which began July 1, 1996. In addition, a significant portion of the cash outlays associated with the plan should be completed by June 30, 1997.

ENTERTAINMENT

In the year ended January 31, 1996, MCA contributed $3.1 billion to reported revenues and $205 million to operating income, which represented MCA's results since the Company acquired its 80 percent interest in MCA in June 1995. Although the Company's reported financial results reflected only the partial year of MCA operations, in order to provide a basis of comparison, the discussion that follows is based upon MCA results for the 12 months ended December 31, 1995 compared with the prior year.

FILMED ENTERTAINMENT Attributed revenues grew five percent to $3.5 billion, and EBITDA increased to $292 million from $176 million. EBITDA as a percent of attributed revenues was 8.4 percent as compared with 5.3 percent in the prior year.

   The motion picture group was driven by the successful worldwide performance of our summer pictures including Casper, Apollo 13 and Babe. Our share of the domestic box office increased from 11 percent to almost 13 percent in 1995. Television operations benefited from higher sales of library product at improved margins, in addition to reduced losses on fewer new network and first-run syndication series. EBITDA of our 50 percent-owned joint venture, USA Networks, increased substantially due to higher advertising revenues, increased subscriber revenues and lower programming costs.

MUSIC ENTERTAINMENT The Music Entertainment Group faced difficult comparisons due to an exceptionally strong performance in 1994. Attributed revenues declined three percent to $1,257 million, while EBITDA fell 36 percent to $123 million. EBITDA as a percent of attributed revenues decreased from 14.8 percent in 1994 to 9.8 percent in 1995 as a result of increased investment in new label joint ventures and international expansion, and higher reserves to reflect weaker retail market conditions.

   New releases in 1995 included albums by Live and White Zombie, and the Dangerous Minds soundtrack, following successful new albums in 1994 by The Eagles, Counting Crows, Aerosmith and Nirvana.

RECREATION Attributed revenues increased two percent to $447 million in 1995, while EBITDA decreased slightly to $124 million from $128 million. EBITDA as a percent of attributed revenues declined from 29.1 percent to 27.7 percent reflecting higher development spending and a nonrecurring gain realized in 1994.

   Our theme parks were solid, despite competitive pressure from new attractions and aggressive marketing efforts at other theme parks. Universal Studios Hollywood had a four percent increase in per capita spending and one percent growth in attendance. Per capita spending at Universal Studios Florida was up slightly and attendance was essentially unchanged.

PUBLISHING AND OTHER Attributed revenues were up 11 percent to $581 million, while EBITDA grew to $54 million. Book publishing was higher due to successful new releases by a number of authors including Tom Clancy, Patricia Cornwell, Amy Tan and Charles Kuralt. Spencer Gifts had a very strong year, with comparable store sales up over nine percent. EBITDA also benefited from several favorable nonoperating income items.

RESULTS OF OPERATIONS

YEAR ENDED JANUARY 31, 1995 VS. YEAR ENDED JANUARY 31, 1994 In the year ended January 31, 1995, total reported revenues rose six percent as a result of increases by both Spirits and Wine, and Fruit Juices and Other. EBITDA increased three percent due to improved Spirits and Wine operations, while operating results from Fruit Juices and Other declined. Corporate expenses for the fiscal year ended January 31, 1995 included $35 million of expenses related to the Company's reengineering efforts. Operating income increased one percent to $760 million before this charge, but declined to $725 million after the charge.

   Interest, net and other in the year ended January 31, 1995 included $396 million of net interest expense, partially offset by $34 million of dividend income from Time Warner and DuPont. In the year ended January 31, 1994, net interest expense was $339 million and dividend income was $20 million. The higher net interest expense reflected a higher average net debt resulting from financing the Time Warner investment, and an increase in average interest rates.

   The effective income tax rate related to continuing business, and excluding the $65 million charge related to the 1981 DuPont transaction, decreased from 35 percent to 29 percent because a greater proportion of the income was derived from countries with relatively lower tax rates.

   In the year ended January 31, 1995, income from discontinued DuPont activities included $264 million in after-tax dividend income and $353 million of unremitted earnings. In the year ended January 31, 1994, after-tax dividend income was $256 million and unremitted DuPont earnings reflected a loss of $160 million, due to significant nonrecurring charges taken by DuPont.

   Net income for the year ended January 31, 1995, was $736 million, or $1.98 per share, up 94 percent from the prior year reflecting improved DuPont results. Net income included a $75 million after-tax charge for the cumulative effect of an accounting change relating to postemployment benefits.

BEVERAGES

In the year ended January 31, 1995, reported revenues for the Beverages segment were $6.4 billion and operating income was $781 million.

SPIRITS AND WINE Attributed revenues increased eight percent including the sales of Absolut Vodka. EBITDA grew five percent to $809 million. EBITDA represented
16.0 percent of attributed revenues as compared with 16.4 percent in the year ended January 31, 1994. This decline was partially the result of higher sales from agency brands in the year ended January 31, 1995, primarily Absolut Vodka, as well as increased investment in our key brands and strategic markets.

   Case volume grew six percent in the year ended January 31, 1995 as a number of the Company's premium brands showed strong unit gains including Chivas Regal Scotch Whisky, Martell Cognac and Passport Scotch Whisky.

   The Company experienced strong revenue growth in North America and many key Far Eastern markets. Most Latin American affiliates suffered from difficult economic conditions. The year-on-year results in Europe were adversely affected by the loss of profits from agency brands that were terminated in France and Germany in 1993.

FRUIT JUICES AND OTHER Attributed revenues rose five percent but EBITDA declined eight percent in the year ended January 31, 1995 as a result of weakness in the shelf-stable business in the U.S. and continued investment in international expansion. EBITDA as a percent of attributed revenues fell to 10.0 percent from
11.4 percent.

   Tropicana's revenue growth resulted from the continued success of Pure Premium Grovestand Orange Juice and Pure Premium Grapefruit Juice, which were introduced in 1993, as well as the introduction of Pure Premium Ruby Red Orange Juice and the repositioning of the Season's Best line of from-concentrate juices. The combined Pure Premium and Season's Best share of the U.S. chilled orange juice market rose three percent to 41 percent in 1994. Unit volume increased 11 percent, including a 57 percent jump in international unit volumes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remained strong during the Transition Period. The cash flow for the five months ended June 30, 1996 was impacted by seasonal factors which affect our businesses between January and June. In the five months from February 1 to June 30, 1996, net cash provided by continuing operations was $903 million, following net cash provided of $1,025 million in the twelve months ended January 31, 1996. The results for the Transition Period included significant noncash charges such as amortization of film costs, depreciation and amortization of assets and amortization of excess of cost over fair value of assets.

In addition, cash was generated by a substantial reduction in accounts receivable due to the collection of seasonally high receivables which were outstanding at January 31, 1996. The increases in net cash were partially offset by higher inventory requirements, largely reflecting a seasonal peak at Tropicana, and a reduction in accounts payable and accrued liabilities also related to the seasonality of our businesses.

   Net cash used for investing activities was $1.3 billion in the Transition Period. The major items which required cash included the investment in Interscope Records of $200 million, the investment in Brillstein-Grey Entertainment of $81 million and investments in unconsolidated companies including Cineplex Odeon Corporation and SEGA GameWorks. In addition, film production costs were $626 million and total capital expenditures were $305 million: Beverages--$168 million, MCA--$136 million and Corporate--$1 million. In the twelve months ended January 31, 1996, investing activities provided $875 million mainly attributable to the net after-tax cash proceeds of the DuPont redemption transaction which remained after the financing of the purchase of 80 percent of MCA and the $273 million acquisition of the juice beverage operations of Dole.

   In the Transition Period, the net result of cash provided by ongoing operations and used for investing activities, the payment of $112 million of dividends, and the repurchase of $68 million of the Company's common shares was an increase in net debt of $562 million. This reflects an increase in short-term borrowings of $916 million, partially offset by the early redemption of $249 million of 9 3/4% Guaranteed Notes which were due in June 2000. In the twelve months ended January 31, 1996, net debt declined $1.6 billion largely due to the repayment of debt with the proceeds from the DuPont redemption in excess of the funds used to finance acquisitions.

   The Company's total long- and short-term debt, net of cash and short-term investments, increased to $4.1 billion at June 30, 1996 from $3.6 billion at January 31, 1996. The Company's ratio of net debt to total capitalization (including minority interest) increased from 24 percent to 27 percent, mainly because of the higher debt outstanding. Subsequent to June 30, 1996, the Company sold 156 million DuPont equity warrants back to DuPont for $500 million in cash. The $479 million of after-tax net proceeds have been used largely to repay debt. In addition, the Company's liquidity is enhanced by the investment in 14.5 percent of Time Warner stock which had a market value of $2.2 billion on June 30, 1996. As previously indicated, we are evaluating our options, including a possible sale of this investment.

   The Company's working capital position is reinforced by available credit facilities of $3.8 billion. These facilities are used to support the Company's commercial paper borrowings and are available for general corporate purposes. The Company continues to utilize U.S. dollar-denominated commercial paper to fund seasonal working capital requirements in the U.S. and Canada. The Company also borrows in different currencies from other sources to meet the borrowing needs of its affiliates. The nature and amount of the Company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

   The Company operates internationally, with manufacturing and sales facilities in various locations around the world. The Company continually evaluates its foreign currency exposure (primarily the British pound, French franc, and German mark), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, the Company engages in hedging activities. The magnitude and nature of such hedging activities are explained further in Note 8 to the financial statements.

   The Company believes its internally generated liquidity together with access to external capital resources will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise.

                       QUARTERLY HIGH AND LOW SHARE PRICES

                                  FIVE MONTHS                       Fiscal Years Ended
                                 ENDED JUNE 30,                          January 31,
                                     1996                       1996                     1995
                               HIGH          LOW         HIGH          LOW        High          Low

New York Stock Exchange
  First Quarter              US$38 3/8    US$31 3/4    US$32 3/8    US$25 5/8   US$31        US$27
  Second Quarter                36 3/8       32 1/2       36 3/4       26 3/4      32           28 1/8
  Third Quarter                                           38 1/8       34 1/4      32 5/8       29 1/8
  Fourth Quarter                                          39 1/2       34 1/4      30 3/4       27 1/8

Canadian Stock Exchanges
(Canadian Dollars)
  First Quarter               C$52 1/2     C$43 1/8     C$45 1/4     C$35 1/2    C$42 1/2     C$37 1/4
  Second Quarter                49 3/4       44 2/5       50           36 1/4      43 7/8       38 3/4
  Third Quarter                                           52           46 1/4      44 5/8       39 1/4
  Fourth Quarter                                          53 1/4       46 7/8      43 1/8       37 3/8


RETURN TO SHAREHOLDERS

The Company had 8,092 registered shareholders at August 15, 1996. The Company's common shares are traded on the New York, Toronto, Montreal, Vancouver and London Stock Exchanges. Closing prices at June 30, 1996, on the New York and Toronto Stock Exchanges were $33.63 and C$45.75, respectively.

   In the Transition Period dividends paid were $0.15 per share per quarter. In the year ended January 31, 1996, the Company also paid dividends of $0.15 per share in each of the four quarters. In the year ended January 31, 1995, the Company paid dividends of $0.14 per share in the first two quarters and $0.15 per share in the final two quarters. Dividends paid to shareholders totaled $112 million in the Transition Period and $224 million and $216 million in the years ended January 31, 1996 and 1995, respectively.

CONSOLIDATED STATEMENT OF INCOME

                                                       TRANSITION PERIOD
                                                          ENDED JUNE 30,          Fiscal Years Ended January 31,

U.S. dollars in millions, except per share amounts                  1996          1996         1995          1994
Revenues                                                          $5,013        $9,747       $6,399        $6,038
Cost of revenues                                                   3,186         6,122        3,654         3,451
Selling, general and administrative expenses                       1,648         3,041        2,020         1,833
                                                                  ......        ......       ......        ......
Operating Income                                                     179           584          725           754
Interest, net and other                                              114           235          362           319
                                                                  ......        ......       ......        ......
                                                                      65           349          363           435
Provision (benefit) for income taxes-- current year                   52           153          104           152
- --1981 transaction                                                   (67)            -           65             -
Minority interest                                                     (5)           22            -             -
                                                                  ......        ......       ......        ......
Income Before Discontinued DuPont Activities and
  Cumulative Effect of Accounting Change                              85           174          194           283
                                                                  ......        ......       ......        ......
Discontinued DuPont Activities:
  Dividends, after tax                                                 -            68          264           256
  Unremitted earnings (loss)                                           -             -          353          (160)
  Gain on redemption of 156 million shares, after tax                  -         3,164            -             -
                                                                  ......        ......       ......        ......
                                                                       -         3,232          617            96
                                                                  ......        ......       ......        ......
Income Before Cumulative Effect of
  Accounting Change                                                   85         3,406          811           379
Cumulative effect of accounting change, after tax                      -             -          (75)            -
                                                                  ......        ......       ......        ......
Net Income                                                        $   85        $3,406       $  736        $  379
                                                                  ======        ======       ======        ======
Earnings Per Share
  Income before discontinued DuPont activities
    and cumulative effect of accounting change                    $  .23        $  .46       $  .52        $  .76
  Discontinued DuPont activities, after tax                            -          8.67         1.66           .26
                                                                  ......        ......       ......        ......
  Income Before Cumulative Effect of
    Accounting Change                                                .23          9.13         2.18          1.02
  Cumulative effect of accounting change, after tax                    -             -         (.20)            -
                                                                  ......        ......       ......        ......
  Net Income                                                      $  .23        $ 9.13       $ 1.98        $ 1.02
                                                                  ======        ======       ======        ======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET


                                                                   JUNE 30,          January 31,
U.S. dollars in millions                                               1996        1996        1995
ASSETS
Current Assets
  Cash and short-term investments at cost                           $   279     $   254     $   157
  Receivables, net                                                    1,770       2,276       1,328
  Inventories                                                         3,142       2,914       2,519
  Film costs, net of amortization                                       471         510           -
  DuPont warrants                                                       440           -           -
  Deferred income taxes                                                 402         361          89
  Prepaid expenses and other current assets                             382         325         172
                                                                    .......     .......     .......
  TOTAL CURRENT ASSETS                                                6,886       6,640       4,265
                                                                    .......     .......     .......
Common stock of DuPont                                                  651         631       3,670
DuPont warrants                                                           -         440           -
Common stock of Time Warner                                           2,228       2,356       2,043
Film costs, net of amortization                                         783         790           -
Artists' contracts, advances and other entertainment assets             646         712           -
Deferred charges and other assets                                       770         746         143
Property, plant and equipment, net                                    2,951       2,806       1,267
Investments in unconsolidated companies                               2,162       1,936          57
Excess of cost over fair value of assets acquired                     4,551       4,298       1,547
                                                                    .......     .......     .......
                                                                    $21,628     $21,355     $12,992
                                                                    =======     =======     =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Short-term borrowings and indebtedness payable within one year    $ 1,850     $   936     $ 2,475
  Accrued royalties and participations                                  602         642           -
  Payables and accrued liabilities                                    2,086       2,164       1,423
  Income and other taxes                                                149         112         193
                                                                    .......     .......     .......
  TOTAL CURRENT LIABILITIES                                           4,687       3,854       4,091
                                                                    .......     .......     .......
Long-term indebtedness                                                2,562       2,889       2,841
Accrued royalties and participations                                    388         404           -
Deferred income taxes                                                   623         696          52
Deferred income taxes--DuPont share redemption                        1,540       1,489           -
Other credits                                                           784         851         488
Minority interest                                                     1,839       1,844          11
Shareholders' Equity
  Shares without par value                                              725         709         638
  Cumulative currency translation adjustments                          (246)       (268)       (359)
  Cumulative gain (loss) on equity securities, net of tax               337         407         (85)
  Retained earnings                                                   8,389       8,480       5,315
                                                                    .......     .......     .......
  TOTAL SHAREHOLDERS' EQUITY                                          9,205       9,328       5,509
                                                                    .......     .......     .......
                                                                    $21,628     $21,355     $12,992
                                                                    =======     =======     =======

The accompanying notes are an integral part of these financial statements.

                              Approved by the Board


      /s/ Edgar M. Bronfman                          /s/  C.E. Medland
        Edgar M. Bronfman                               C.E. Medland
            Director                                      Director

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                           TRANSITION PERIOD
                                                              ENDED JUNE 30,     Fiscal Years Ended January 31,
U.S. DOLLARS IN MILLIONS                                                1996        1996       1995        1994
OPERATING ACTIVITIES
Income Before Discontinued DuPont Activities and
  Cumulative Effect of Accounting Change                             $    85     $   174     $  194     $   283
                                                                     .......     .......     ......     .......
Adjustments to Reconcile Income Before Discontinued
  DuPont Activities and Cumulative Effect of
  Accounting Change to Net Cash Provided:
  Amortization of film costs                                             524         642          -           -
  Depreciation and amortization of assets                                158         255        138         125
  Amortization of excess of cost over fair value of
    assets acquired                                                       84         113         46          41
  Minority interest (credited) charged to income                          (5)         22          -           -
  Sundry                                                                   4          20         23          (5)
  Changes in assets and liabilities:
    Receivables, net                                                     532        (172)      (157)        (73)
    Inventories                                                         (212)       (137)       (23)         24
    Prepaid expenses and other current assets                            (59)        (19)       (36)         (7)
    Artists' contracts, advances and other
      entertainment assets                                                35          74          -           -
    Payables and accrued liabilities                                    (243)        140        363          35
    Income and other taxes payable                                        55        (105)        38          14
    Deferred income taxes                                                 15          14       (114)         17
    Other credits                                                        (70)          4         47          16
                                                                     .......     .......     ......     .......
                                                                         818         851        325         187
                                                                     .......     .......     ......     .......
Net Cash Provided by Continuing Operations                               903       1,025        519         470
                                                                     .......     .......     ......     .......
INVESTING ACTIVITIES
Discontinued DuPont activities:
  Dividends, net of taxes paid                                             -          68        264         256
  Proceeds from redemption of shares, net of taxes paid                    -       7,729          -           -
Purchase of 80 percent interest in MCA                                     -      (5,523)         -           -
Film production                                                         (626)       (684)         -           -
Capital expenditures                                                    (305)       (433)      (172)       (163)
Investment in Interscope Records                                        (200)          -          -           -
Investment in Brillstein-Grey Entertainment                              (81)          -          -           -
Investment in unconsolidated companies                                  (127)          -          -           -
Purchase of Dole juice beverage business                                   -        (273)         -           -
Purchase of Time Warner common stock                                       -           -       (474)     (1,695)
Increase in DuPont investment related to 1981 transaction                  -           -       (162)          -
Sundry                                                                    10          (9)       (93)       (128)
                                                                     .......     .......     ......     .......
Net Cash (Used for) Provided by Investing Activities                  (1,329)        875       (637)     (1,730)
                                                                     .......     .......     ......     .......
FINANCING ACTIVITIES
Dividends paid                                                          (112)       (224)      (216)       (209)
Issuance of shares upon exercise of stock options and
  conversion of LYONs                                                     20          72         22          26
Shares purchased and retired                                             (68)        (18)       (23)        (61)
Increase in long-term indebtedness                                        36         214          3         605
Decrease in long-term indebtedness                                      (341)       (251)      (252)       (104)
Increase (decrease) in short-term borrowings and
  indebtedness payable within one year                                   916      (1,596)       610       1,018
                                                                     .......     .......     ......     .......
Net Cash Provided by (Used for) Financing Activities                     451      (1,803)       144       1,275
                                                                     .......     .......     ......     .......
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                      $    25     $    97     $   26     $    15
                                                                     =======     =======     ======     =======


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                  Cumulative    Cumulative
                                                      Shares Without Par Value     Currency     Gain (Loss)
                                                        Number                    Translation    on Equity   Retained
U.S. dollars in millions, except per share amounts    (thousands)      Amount     Adjustments   Securities   Earnings
January 31, 1993                                        373,690        $ 595        $ (369)                  $ 4,704

Fiscal year ended January 31, 1994

  Net income                                                                                                     379
  Dividends paid ($.56 per share)                                                                               (209)
  Change in currency translation adjustments                                          (110)
  Change in market value of equity
    securities, net of $26 tax liability                                                          $  46
  Shares issued -- exercise of stock options              1,115           26
                -- conversion of LYONs                       14            -
  Shares purchased and retired                           (2,330)          (4)                                    (57)
                                                        .......        .....        ......        .....      .......
January 31, 1994                                        372,489          617          (479)          46        4,817

Fiscal year ended January 31, 1995
  Net income before cumulative
    effect of accounting change                                                                                  811
  Cumulative effect of accounting change                                                                         (75)
  Dividends paid ($.58 per share)                                                                               (216)
  Change in currency translation adjustments                                           120
  Change in market value of equity
    securities, net of $70 tax benefit                                                             (131)
  Shares issued -- exercise of stock options                827           21
                -- conversion of LYONs                       31            1
  Shares purchased and retired                             (810)          (1)                                    (22)
                                                        .......        .....        ......        .....      .......
January 31, 1995                                        372,537          638          (359)         (85)       5,315

Fiscal year ended January 31, 1996
  Net income                                                                                                   3,406
  Dividends paid ($.60 per share)                                                                               (224)
  Change in currency translation adjustments                                            91
  Change in market value of equity
    securities, net of $265 tax liability                                                           492
  Shares issued -- exercise of stock options              2,056           57
                -- conversion of LYONs                      550           15
  Shares purchased and retired                             (681)          (1)                                    (17)
                                                        .......        .....        ......        .....      .......
January 31, 1996                                        374,462          709          (268)         407        8,480

Transition period ended June 30, 1996
  Net income                                                                                                      85
  Dividends paid ($.30 per share)                                                                               (112)
  Change in currency translation adjustments                                            22
  Change in market value of equity
    securities, net of $38 tax benefit                                                              (70)
  Shares issued -- exercise of stock options                612           18
                -- conversion of LYONs                       57            2
  Shares purchased and retired                           (2,072)          (4)                                    (64)
                                                        .......        .....        ......        .....      .......
June 30, 1996                                           373,059        $ 725        $ (246)       $ 337      $ 8,389
                                                        =======        =====        ======        =====      =======


The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


THE SEAGRAM COMPANY LTD. operates in two global business segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers. The entertainment company, MCA INC., produces and distributes motion picture, television and home video products, and recorded music; operates theme parks and retail stores; and publishes books.

   More than 50 percent of the Company's shares are held by U.S. residents and, therefore, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) which, in their application to the Company, conform in all material respects to GAAP in Canada. Differences between U.S. and Canadian GAAP and the magnitude thereof are discussed in Note 16. Should a material difference arise in the future, financial statements will be provided under both U.S. and Canadian GAAP.

   PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of The Seagram Company Ltd. and its subsidiaries. The equity method is used to account for unconsolidated affiliates owned 20 percent or more. In conformity with GAAP, management has made estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

   FOREIGN CURRENCY TRANSLATION Except for operations in highly inflationary economies, affiliates outside the U.S. operating in the beverages segment use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income.

   Affiliates outside the U.S. operating in the entertainment segment principally use the U.S. dollar as the functional currency.

   INVENTORIES Inventories are stated at cost, which is not in excess of market, and consist principally of spirits, wines and fruit juices. The cost of spirits, wines and fruit juices inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method.

   The Company's general practice is to expense, as incurred, costs associated with the ageing of spirits and wines. In accordance with industry practice, current assets include spirits and wines which, in the Company's normal business cycle, are aged for varying periods of years.

   The cost of music, publishing, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

   REVENUES AND COSTS

   FILM Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Generally, television films are first licensed for network exhibition and foreign syndication or home video, and subsequently for domestic syndication or cable television. Certain television films are produced and/or distributed directly for initial exhibition by local television stations, advertiser-supported cable television, pay television and/or home video.

   Revenues from the theatrical distribution of films are recognized as the films are exhibited. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast. Revenues from the sale of home video product, net of provision for estimated returns and allowances, are recognized upon availability of product for retail sale.

   Generally, the estimated ultimate costs of completed theatrical and television film productions (including applicable capitalized overhead) are amortized and participation expenses are accrued for each production in the proportion of revenue recognized by the Company during the year to the total estimated future revenue to be received from all sources, under the individual film forecast method. Estimated ultimate revenues and costs are reviewed quarterly and revisions to amortization rates or write-downs to net realizable value may occur.

   Film costs, net of amortization, classified as current assets include the portion of unamortized costs of completed theatrical films allocated to theatrical, home video and pay television distribution markets; television films in production which are under contract of sale; and a portion of costs of completed television films. The allocated portion of released film costs expected to be realized from secondary markets or other exploitation is reported as a noncurrent asset. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets. Abandoned story and development costs are charged to film production overhead. Film costs are stated at the lower of unamortized cost or estimated net realizable value as periodically determined on a film-by-film basis. Approximately $300 million of the cost of the MCA acquisition was allocated to the film library and is being amortized on a straight-line basis principally over a 20 year life.

   RECORDED MUSIC AND BOOK PUBLISHING Revenues from the sale of recorded music and books, net of provision for estimated returns and allowances, are recognized upon shipment. Advances to established recording artists and writers and direct costs associated with the creation of record masters and books are capitalized and are charged to expense as the related royalties are earned or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recouped from royalties to be earned. Approximately $400 million of the cost of the MCA acquisition was allocated to artists' contracts, music catalogs and copyrights and is being amortized, on an accelerated basis, over a 14 to 20 year life.

   PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost. Depreciation is determined for financial reporting purposes using the straight-line method over estimated useful asset lives, generally at annual rates of 2-10 percent for buildings, 4-33 percent for machinery and equipment and 2-20 percent for other assets.

   EXCESS OF COST OVER FAIR VALUE OF ASSETS ACQUIRED AND OTHER INTANGIBLE ASSETS The unallocated excess of cost of purchased businesses over the fair value of assets acquired, the excess of investments in unconsolidated companies over the underlying equity in tangible net assets acquired and other intangible assets are being amortized on a straight-line basis principally over 40 years from the date of acquisition. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining amortization period of the goodwill to the net carrying value of goodwill.

   INCOME TAXES Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred taxes are not provided for that portion of undistributed earnings of foreign subsidiaries which is considered to be permanently reinvested.

   BENEFIT PLANS Retirement pensions are provided for substantially all of the Company's employees through either defined benefit or defined contribution plans sponsored by the Company or unions representing employees. For Company-sponsored defined benefit plans, pension expense and plan contributions are determined by independent consulting actuaries; pension benefits under defined benefit plans generally are based on years of service and compensation levels near the end of employee service. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Contributions to defined contribution plans are funded and expensed currently. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S.. Postemployment programs, principally severance, are provided for the majority of nonunion employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

   STOCK-BASED COMPENSATION Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

   FINANCIAL INSTRUMENTS The Company occasionally uses foreign exchange contracts to hedge a portion of its foreign indebtedness. To reduce foreign currency risk on intercompany payments, the Company hedges through currency forwards and options. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction.

   RECLASSIFICATIONS Certain prior year amounts in the financial statements and notes have been reclassified to conform with the current period presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 FISCAL YEAR CHANGE

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. Accordingly, the consolidated financial statements include the results of operations for the transition period, which are not necessarily indicative of operations for a full year.

   Results for the comparable prior year period are summarized below.

                                                                     Five Months
                                                                  Ended June 30,
millions, except per share amounts (unaudited)                              1995
Revenues                                                                  $2,715
Operating income                                                             256
Provision for income taxes                                                    63
Income before discontinued DuPont activities                                 117
Discontinued DuPont activities, after tax                                  3,232
Net income                                                                 3,349

Earnings per share
Income before discontinued DuPont activities                              $  .32
Discontinued DuPont activities, after tax                                   8.67
Net income                                                                  8.99

Note 2 DUPONT SHARE REDEMPTION AND REMAINING DUPONT INVESTMENT

On April 6, 1995, E.I. du Pont de Nemours and Company ("DuPont") redeemed 156 million shares of its common stock owned by the Company for $8.336 billion plus share purchase warrants which the Company valued as of the date of the transaction at $440 million. The Company received after-tax proceeds of approximately $7.7 billion from the transaction. The $3.2 billion gain on the transaction was net of a $2 billion tax provision of which $1.5 billion was deferred. The Company has retained 8.2 million shares of DuPont common stock, which were carried at their market value of $651 million at June 30, 1996. The warrants were sold to DuPont for $500 million in July 1996, and therefore, are classified as a current asset at June 30, 1996. The gain on the sale of the warrants was $60 million ($39 million after tax) and will be reflected in the Company's results in the fiscal quarter ending September 30, 1996. The underlying historical value of the remaining DuPont shares is $187 million which represents the historical cost of the retained shares plus unremitted earnings related to those shares.

   At January 31, 1995, the Company owned 164.2 million shares (approximately 24 percent) of the outstanding common stock of DuPont and accounted for its interest in DuPont using the equity method, whereby its proportionate share of DuPont's earnings was included in income. Financial information for DuPont for the two fiscal years ended December 31, 1994 follows.

DuPont Financial Information

                                                     Years Ended December 31,
millions                                                1994            1993
Sales and other income                               $40,259         $37,841
Cost of goods sold and all
  other expenses                                      35,877          36,883
Provision for income taxes                             1,655             392
                                                     .......          ......
Income before extraordinary item                       2,727             566
Extraordinary charge from early
  extinguishment of debt                                   -             (11)
                                                     .......          ......
Net income                                           $ 2,727          $  555
                                                     =======          ======

                                                 December 31,
                                                        1994

Current assets                                       $11,108
Noncurrent assets                                     25,784
                                                     .......
                                                     $36,892
                                                     =======

Current liabilities                                  $ 7,565
Noncurrent liabilities                                16,505
Stockholders' equity                                  12,822
                                                     .......
                                                     $36,892
                                                     =======

Note 3 ACQUISITION OF 80 PERCENT INTEREST IN MCA HOLDING I CORP.

On June 5, 1995, the Company completed its purchase of an 80 percent interest in MCA Holding I Corp. ("MCA"), the indirect parent of MCA INC., from Matsushita Electric Industrial Co., Ltd. ("Matsushita") for $5.7 billion. Matsushita retains a 20 percent interest in MCA.

   The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $2.6 billion of unallocated excess of cost over fair value of assets acquired which is being amortized over 40 years.

   The unaudited condensed pro forma results of operations data presented below assume the MCA acquisition and the redemption of 156 million shares of DuPont common stock occurred at the beginning of each period presented. The unaudited condensed pro forma results of operations data were prepared based upon the historical consolidated statements of operations of the Company for the fiscal years ended January 31, 1996 and 1995, and of MCA for the five months ended May 31, 1995 and the twelve months ended December 31, 1994, adjusted to reflect purchase accounting. Financial results for MCA for the seven-month period June 1995 through December 1995 were included in the Company's results for the fiscal year ended January 31, 1996. The unaudited pro forma information is not necessarily indicative of the combined results of operations of the Company and MCA that would have resulted if the transactions had occurred on the dates previously indicated, nor is it necessarily indicative of future operating results of the Company.

PRO FORMA INCOME STATEMENT DATA

                                                    Fiscal Years Ended January 31,
millions, except per share amounts (unaudited)             1996          1995
Revenues                                                $11,667       $11,217
                                                        =======       =======
Income before cumulative effect of
  accounting change                                     $   154       $   346
Cumulative effect of accounting change                        -           (75)
                                                        .......       .......
Net income                                              $   154       $   271
                                                        =======       =======
Per share data:
Income before cumulative effect of
  accounting change                                     $   .41       $   .93
Cumulative effect of accounting change                        -          (.20)
                                                        .......       .......
Net income                                              $   .41       $   .73
                                                        =======       =======

The above pro forma presentation excludes the $3.2 billion after-tax gain on the redemption of the DuPont shares.

Note 4 ACQUISITION OF THE JUICE BEVERAGE BUSINESS OF THE DOLE FOOD COMPANY, INC. ("DOLE")

On May 19, 1995, the Company acquired the worldwide juice and juice beverage business of Dole for $276 million. The transaction excluded Dole's canned pineapple juice business. The reported operating results for the fiscal year ended January 31, 1996 reflect the results of operations of the acquired business from the acquisition date. The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $134 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years. The impact of this acquisition was not material to the consolidated results of the Company.

Note 5 INVESTMENT IN TIME WARNER INC. ("TIME WARNER")

At June 30, 1996, the Company owned 56.8 million shares or 14.5 percent of the outstanding common stock of Time Warner. The Company accounts for the investment at market value. The total cost of this investment was $2.17 billion.

Note 6 INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled and are carried in the consolidated balance sheet on the equity method.

   ENTERTAINMENT SEGMENT Significant investments at June 30, 1996 include USA Networks, owner of three advertiser-supported cable television services, USA Network, the Sci-Fi Channel, and Sci-Fi Europe (50 percent owned); Cineplex Odeon Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (42 percent equity interest); United International Pictures, a distributor of theatrical and pay television product outside the U.S. and Canada (33 percent owned); Cinema International BV, primarily engaged in marketing of home video product outside the U.S. and Canada (49 percent owned); Cinema

International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned); Universal City Florida Partners, which owns Universal Studios Florida, a motion picture and television themed tourist attraction and production facility in Orlando, Florida (50 percent owned); Universal City Development Partners, which has begun development on land adjacent to Universal Studios Florida of an additional themed tourist attraction and commercial real estate (50 percent owned).

   BEVERAGES SEGMENT Significant investments at June 30, 1996 include Doosan Seagram Co., Ltd., which is engaged in the production and marketing of whisky products in South Korea (50 percent owned); Seagram (Thailand) Limited, an importer and distributor of spirits and wines (49 percent owned); Kirin-Seagram Limited, engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (50 percent owned); and Kirin-Tropicana Inc., engaged in the manufacture, sale and distribution, import and export of fruit juice beverages (50 percent owned).

   Summarized financial information, derived from unaudited historical financial information, is presented below for the Company's investments in unconsolidated companies.

SUMMARIZED BALANCE SHEET INFORMATION

                                                     JUNE 30,     January 31,
millions                                                 1996            1996
Current assets                                         $1,290          $1,102
Noncurrent assets                                       2,317           2,219
                                                       ......          ......
Total assets                                           $3,607          $3,321
                                                       ======          ======
Current liabilities                                    $1,049          $  920
Noncurrent liabilities                                  1,219           1,254
Equity                                                  1,339           1,147
                                                       ......          ......
Total liabilities and equity                           $3,607          $3,321
                                                       ======          ======
Proportionate share of net assets
  of unconsolidated companies                          $  612          $  549
                                                       ======          ======

SUMMARIZED STATEMENT OF OPERATIONS

                                           TRANSITION PERIOD   Fiscal Year Ended
                                              ENDED JUNE 30,         January 31,
millions                                                1996                1996
Revenues                                              $2,168              $2,851
Earnings before interest and taxes                       188                 214
Net income                                               129                 137

   The Company's operating income includes $57 million and $72 million in equity in the earnings of unconsolidated companies for the transition period ended June 30, 1996, and the fiscal year ended January 31, 1996, respectively, principally in the entertainment segment.

Note 7 CREDIT ARRANGEMENTS AND LONG-TERM INDEBTEDNESS

At June 30, 1996, short-term borrowings comprised $315 million of bank borrowings and $1.4 billion of commercial paper, bearing interest at market rates. The Company's unused lines of credit totaled $3.8 billion and have varying terms of up to five years. A portion of these lines of credit support outstanding commercial paper.

Long-term Indebtedness

                                             June 30,         January 31,
millions                                        1996        1996        1995
9% Debentures due
  December 15, 1998
  (C$200 million)*                            $  156      $  156      $  156
Unsecured term bank loans, due
  1996 to 1999, with a weighted
  average interest rate of 4.78%                 251         267           -
6.5% Debentures due
  April 1, 2003                                  200         200         200
8.35% Debentures
  due November 15, 2006                          200         200         200
8 3/8% Guaranteed Debentures
  due February 15, 2007                          200         200         200
7% Guaranteed Debentures
  due April 15, 2008                             200         200         200
8 7/8% Guaranteed Debentures
  due September 15, 2011                         223         223         223
9.65% Guaranteed Debentures
  due August 15, 2018                            249         249         249
9% Guaranteed Debentures
  due August 15, 2021                            198         198         198
8.35% Debentures
  due January 15, 2022                           199         199         199
6.875% Debentures
  due September 1, 2023                          200         200         200
6% Swiss Franc Bonds
  due September 30, 2085
  (SF 250 million)                               200         206         195
7.83% to 93/4% Guaranteed Notes                    -         249         748
Sundry                                           217         195         127
                                              ......      ......      ......
                                               2,693       2,942       3,095
Indebtedness payable within
  one year                                      (131)        (53)       (254)
                                              ......      ......      ......
                                              $2,562      $2,889      $2,841
                                              ======      ======      ======

*All principal and interest payments for these 9% Debentures were converted at issuance through a series of currency exchange contracts from Canadian dollars to U.S. dollars with an effective interest rate of 7.7%.

   Joseph E. Seagram & Sons, Inc. ("JES"), the Company's U.S. spirits and wine subsidiary, has outstanding $17 million of Liquid Yield Option Notes (LYONs), which are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the holder's option, into 18.44 of the Company's common shares (648,609 shares at June 30, 1996). The Company has guaranteed the LYONs on a subordinated basis.

   In addition, the Company has unconditionally guaranteed JES's 83/8 percent Debentures due February 15, 2007, 7 percent Debentures due April 15, 2008, 8 7/8 percent Debentures due September 15, 2011, 9.65 percent Debentures due August 15, 2018 and 9 percent Debentures due August 15, 2021.

   Interest expense on long-term indebtedness was $96 million in the transition period ended June 30, 1996, and $236 million and $246 million in the fiscal years ended January 31, 1996 and 1995, respectively. Annual repayments and redemptions of long-term indebtedness for the five fiscal years subsequent to June 30, 1996 are: 1997--$131 million; 1998--$15 million; 1999--$308 million;
2000--$35 million; and 2001--$1 million.

   Summarized below is the JES financial information:

                            TRANSITION PERIOD
                                ENDED JUNE 30,    Fiscal Years Ended January 31,
millions                                 1996       1996        1995       1994
Revenues                              $ 1,362    $ 4,031     $ 4,566     $3,787
Cost of revenues                        1,062      2,976       3,125      2,405
Income before discon-
  tinued DuPont activities
  and cumulative effect
  of accounting change                     57         43          60        100
Discontinued DuPont
  activities, after tax                     -      3,232         617         96
Cumulative effect of
  accounting change                         -          -         (56)         -
                                       ......    .......      ......     ......
Net income                             $   57    $ 3,275      $  621     $  196
                                       ======    =======      ======     ======

                                     JUNE 30,         January 31,
                                         1996       1996        1995
Current assets                        $ 1,348    $ 1,412     $ 2,313
Noncurrent assets                      11,702     11,442       8,688
                                       ......    .......      ......
                                      $13,050    $12,854     $11,001
                                      =======    =======     =======
Current liabilities                   $ 1,028       $720     $ 2,549
Noncurrent liabilities                  3,175      3,357       2,478
Shareholder's equity                    8,847      8,777       5,974
                                       ......    .......      ......
                                      $13,050    $12,854     $11,001
                                      =======    =======     =======

Note 8 FINANCIAL INSTRUMENTS AND EQUITY SECURITIES

The Company selectively uses foreign currency forward and option contracts to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies. These exposures include intercompany trade accounts, service fees, intercompany loans and third-party debt. The Company does not use derivative financial instruments for trading or speculative purposes.

   The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity and is not a measure of the Company's exposure through its use of derivatives.

   At June 30, 1996, the Company held foreign currency forward contracts to purchase and sell foreign currencies, including cross-currency contracts to sell one foreign currency for another currency, with notional amounts totalling $304 million. The notional amounts of these contracts, which mature at various dates through December 1998, are summarized below:

millions                                                        Buy        Sell
Canadian dollar                                                $177        $  -
German mark                                                       -           8
British pound                                                     -          14
U.S. dollar                                                      42           3
New Zealand dollar                                               20           -
French franc                                                      -           6
Australian dollar                                                 -           7
Italian lira                                                      -          20
Other currencies                                                  -           7
                                                               ....        ....
                                                               $239        $ 65
                                                               ====        ====

   The Company minimizes its credit exposure to counterparties by entering into contracts only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

   CASH AND SHORT-TERM INVESTMENTS The carrying amount reported in the balance sheet for cash and short-term investments approximates their fair value.

   FOREIGN CURRENCY EXCHANGE CONTRACTS The fair value of forward exchange contracts is based on quoted market prices from banks.

   SHORT- AND LONG-TERM DEBT The carrying amounts of commercial paper and short-term bank loans approximate their fair value. The fair value of the Company's long-term debt is estimated based on the quoted market prices for similar issues.

                                                                 JUNE 30, 1996
millions                                             CARRYING             FAIR
                                                       AMOUNT            VALUE
Cash and short-term investments                         $ 279           $  279
Foreign currency exchange contracts                       (15)             (15)
Short-term debt                                         1,850            1,850
Long-term debt                                          2,562            2,741

EQUITY SECURITIES

The following is a summary of available-for-sale securities:

                                          JUNE 30,             January 31,
millions                                      1996          1996         1995
Cost                                        $2,357        $2,357       $2,170
Gross Unrealized Gain                          522           630            -
Gross Unrealized Loss                            -             -         (127)
Fair Value                                   2,879         2,987        2,043

Note 9 COMMON SHARES, EARNINGS PER SHARE AND STOCK OPTIONS

The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 1996, 29,734,847 common shares were potentially issuable upon the conversion of the LYONs and the exercise of employee stock options. The dilutive effect on earnings per share from the assumed issuance of these shares would be less than three percent. Net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1996--373,857,915; January 31, 1996--373,116,794; 1995--372,499,060; and 1994--373,050,863.

   In the fiscal year ended January 31, 1996, the Company granted 66,500 restricted shares with a weighted average grant-date fair value of $35.69 per share. These shares have voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restrictions on 33,250 of the restricted shares will lapse on each of October 1, 1996 and October 1, 1997.


STOCK OPTION PLANS

Under the Company's employee stock option plans, options may be granted to purchase the Company's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire 10 years after the grant date.

   The Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                                  Fiscal Year
                                           TRANSITION PERIOD            Ended
                                               ENDED JUNE 30,      January 31,
millions, except per share amounts                      1996             1996
Net Income:
  As reported                                          $  85          $ 3,406
  Pro forma                                               73            3,383
Earnings per common share:
  As reported                                          $ .23          $  9.13
  Pro forma                                              .19             9.07

   These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the transition period ended June 30, 1996 and the fiscal year ended January 31, 1996, respectively: dividend yields of 1.8 and 1.9 percent; expected volatility of 22 and 20 percent; risk-free interest rates of 6.0 and
6.6 percent; and expected life of six years for both periods. The weighted average fair value of options granted during the transition period ended June 30, 1996 and the fiscal year ended

January 31, 1996 for which the exercise price equals the market price on the grant date was $9.13 and $8.86, respectively. The weighted average fair value of options granted during the transition period ended June 30, 1996 for which the exercise price exceeded the market price on the grant date was $6.41.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   Transactions involving stock options are summarized as follows:

                                                             Weighted Average
                                                               Exercise Price
                                        Stock Options              of Options
Description                               Outstanding             Outstanding
Balance, January 31, 1993                  12,226,342                  $22.70
Granted                                     5,403,425                   27.42
Exercised                                  (1,115,300)                  19.69
Cancelled                                    (240,440)                  27.51
                                           ..........
Balance, January 31, 1994                  16,274,027                   24.40
Granted                                     3,677,695                   30.56
Exercised                                    (827,040)                  23.42
Cancelled                                    (219,880)                  28.85
                                           ..........
Balance, January 31, 1995                  18,904,802                   25.59
Granted                                     6,293,023                   31.94
Exercised                                  (2,055,830)                  24.37
Cancelled                                    (140,840)                  29.96
                                           ..........
Balance, January 31, 1996                  23,001,155                   27.45
GRANTED                                     6,757,978                   35.41
EXERCISED                                    (611,855)                  25.97
CANCELLED                                     (61,040)                  31.56
                                           ..........
BALANCE, JUNE 30, 1996                     29,086,238                   29.33
                                           ==========

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                  Weighted
                                   Average    Weighted                  Weighted
                                 Remaining     Average                   Average
   Range of            Number   Contractual   Exercise         Number   Exercise
Exercise Prices   Outstanding          Life      Price    Exercisable      Price
    $10-$20         3,169,492      3.1 yrs.     $17.89      3,169,492     $17.89
    $20-$30        10,500,060      6.2           26.94      8,980,060      26.85
    $30-$40        14,666,686      8.9           32.57      6,664,988      30.42
    $40-$50           750,000      9.8           47.70              -
                   ..........                              ..........
                   29,086,238                              18,814,540
                   ==========                              ==========

Note 10 INCOME TAXES

The following tables summarize the sources of pretax income and the resulting income tax expense.

GEOGRAPHIC COMPONENTS OF PRETAX INCOME

                              TRANSITION PERIOD
                                  ENDED JUNE 30,    Fiscal Years Ended January 31,
millions                                   1996        1996       1995        1994
U.S.                                    $  (133)    $    82    $   (24)    $   (22)
Canada                                      (24)         17         15          37
Other jurisdictions                         222         250        372         420
                                        .......     .......    .......     .......
Income before minority
  interest and discontinued
  DuPont activities                          65         349        363         435
Discontinued DuPont
  activities                                  -       5,283        637         114
                                        .......     .......    .......     .......
Income before minority
  interest                              $    65     $ 5,632    $ 1,000     $   549
                                        =======     =======    =======     =======


COMPONENTS OF INCOME TAX EXPENSE

                             TRANSITION PERIOD
                                 ENDED JUNE 30,      Fiscal Years Ended January 31,
millions                                  1996         1996       1995        1994
Income tax expense
  (benefit) applicable to:
Continuing operations                    $   52      $  153     $  104      $  152
1981 transaction*                           (67)          -         65           -
Discontinued DuPont
  activities                                  -       2,051         20          19
                                         ......      ......     ......      ......
Total income tax
  expense (benefit)                      $  (15)     $2,204     $  189      $  171
                                         ======      ======     ======      ======

*The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June, 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.

Current
  Continuing operations
    Federal                         $   (14)    $    26     $   (12)    $   (34)
    State and local taxes                 6          19           -           -
    1981 transaction                   (105)          -         188           -
    Other jurisdictions                  83          94         107         169
                                    .......     .......     .......     .......
                                        (30)        139         283         135
  Discontinued DuPont
    activities                            -         612          20          19
                                    .......     .......     .......     .......
                                        (30)        751         303         154
                                    -------     -------     -------     -------
Deferred
  Continuing operations
    Federal                              (8)         39           4          34
    State and local                      (2)         (2)          -           -
    1981 transaction                     38           -        (123)          -
    Other jurisdictions                 (13)        (23)          5         (17)
                                    .......     .......     .......     .......
                                         15          14        (114)         17
                                    .......     .......     .......     .......
  Discontinued DuPont
    activities                            -       1,439           -           -
                                    .......     .......     .......     .......
                                         15       1,453        (114)         17
                                    .......     .......     .......     .......
Total income tax
  expense (benefit)                 $   (15)    $ 2,204     $   189     $   171
                                    =======     =======     =======     =======

COMPONENTS OF NET DEFERRED TAX LIABILITY (ASSET)

                                              JUNE 30,           January 31,
millions                                         1996         1996         1995
Basis and amortization differences            $   471      $   428      $   106
DuPont share redemption                         1,540        1,489            -
Time Warner and DuPont investments                183          220            6
Unremitted foreign earnings                        27           17            -
Other, net                                         86           80           11
                                              .......      .......      .......
Deferred tax liabilities                        2,307        2,234          123
                                              .......      .......      .......
Employee benefits                                (102)        (101)         (92)
Tax credit carryovers                            (172)        (150)           -
Valuation, doubtful accounts and
  return reserves                                (323)        (269)          (8)
Other, net                                        (99)         (24)         (60)
                                              .......      .......      .......
Deferred tax assets                              (696)        (544)        (160)
Valuation allowance                               150          134            -
                                              .......      .......      .......
                                                 (546)        (410)        (160)
                                              .......      .......      .......
Net deferred tax liability (asset)            $ 1,761      $ 1,824      $   (37)
                                              =======      =======      =======

   The Company has U.S. tax credit carryovers of $172 million; $30 million of which have no expiration date and $142 million of which have expiration dates through 2005. The $150 million valuation allowance arises from uncertainty as to the realization of certain U.S. tax credit carryforwards. If realized, these benefits would be applied to reduce the MCA unallocated excess purchase price.

EFFECTIVE INCOME TAX RATE - CONTINUING OPERATIONS

                                TRANSITION PERIOD
                                    ENDED JUNE 30,    Fiscal Years Ended January 31,
                                             1996       1996       1995       1994
U.S. statutory rate                            35%        35%        35%        35%
1981 transaction                             (103)         -         18          -
State and local taxes                           4          3          -          -
Dividends received deduction                   (7)        (3)        (3)        (1)
Goodwill amortization                          45         11          4          3
Other                                           3         (2)        (7)        (2)
                                             ....         ..         ..         ..
Effective income tax rate --
  continuing operations                       (23)%       44%        47%        35%
                                             ====         ==         ==         ==

   Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Company.

Note 11 BENEFIT PLANS

PENSION

Pension costs were $27 million for the transition period ended June 30, 1996 and $45 million, $24 million and $26 million for the fiscal years ended January 31, 1996, 1995 and 1994, respectively.

   The Company has defined benefit pension plans which cover certain U.S. employees. The net cost of the Company's U.S. pension plans was based on an expected long-term return on plan assets of 10 percent for the transition period ended June 30, 1996 and 10.75 percent for each of the fiscal years ended January 31, 1996, 1995 and 1994. Discount rates of 7.75 percent, 7.0 percent and 8.75 percent were used in determining the actuarial present value of the projected benefit obligation at June 30, 1996, January 31, 1996 and January 31, 1995, respectively. The assumed rates of increase in future compensation levels were five percent to six percent for the transition period ended June 30, 1996, 4.5 percent to 5.5 percent for the fiscal year ended January 31, 1996, and six percent to seven percent for the fiscal year ended January 31, 1995. Plans outside the U.S. used assumptions in determining the actuarial present value of projected benefit obligations that reflect the economic environments within the various countries, and therefore are consistent with (but not identical to) those of the U.S. plans.

   The majority of the pension arrangements for the Company's employees of affiliates outside the U.S., the United Kingdom and Canada are either insured or government sponsored. In those affiliates outside of the U.S. where defined benefit plans exist (United Kingdom, Canada and France), the net periodic pension cost was $3 million for the transition period ended June 30, 1996 and $6 million for each of the fiscal years ended January 31, 1996, 1995 and 1994. At June 30, 1996, the present value of these plans' projected benefit obligation was $261 million, $246 million of which was for vested benefits; the fair value of plan assets was $289 million.

NET COST OF U.S. DEFINED BENEFIT PENSION PLANS

                                  TRANSITION PERIOD
                                      ENDED JUNE 30,   Fiscal Years Ended January 31,

millions                                       1996      1996       1995       1994
Service cost-- benefits earned
  during the period                           $   8     $  17      $  18      $  16
Interest cost on Projected
  Benefit Obligation                             22        52         47         46
Return on plan assets
  Actual (gain) loss                            (55)     (204)        11        (90)
  Deferred actuarial gain (loss)                 26       147        (75)        32
Net amortization                                  2         4          4          4
                                              .....     .....      .....      .....
Net pension cost                              $   3     $  16      $   5      $   8
                                              =====     =====      =====      =====

STATUS OF U.S. DEFINED BENEFIT PENSION PLANS

                                                                                     JUNE 30, 1996
                                                                     ASSETS EXCEED     ACCUMULATED    Assets Exceed
                                                                       ACCUMULATED        BENEFITS      Accumulated
millions                                                                  BENEFITS   EXCEED ASSETS         Benefits
Actuarial present value of Vested Benefit Obligation                         $(501)          $ (78)           $(532)
                                                                             -----           -----            -----
  Accumulated Benefit Obligation                                             $(525)          $ (81)           $(559)
                                                                             -----           -----            -----
  Projected Benefit Obligation                                               $(609)          $(105)           $(648)
Plan assets at fair value, principally equity securities                       757               -              715
                                                                             .....           .....            .....
Plan assets in excess of (less than) Projected Benefit Obligation              148            (105)              67
Deferred net actuarial (gain) loss                                             (95)             38              (20)
Unamortized prior service cost                                                   7               6                6
Unamortized transition obligation (asset)                                        -               3                -
Recognition of minimum liability                                                 -             (23)               -
                                                                             .....           .....            .....
Prepaid (accrued) pension cost                                               $  60           $ (81)           $  53
                                                                             =====           =====            =====

                                                                       January 31, 1996                   January 31, 1995
                                                                            Accumulated   Assets Exceed        Accumulated
                                                                               Benefits      accumulated           Benefits
millions                                                                  Exceed Assets        Benefits      Exceed Assets
Actuarial present value of Vested Benefit Obligation                              $ (82)          $(424)             $ (60)
                                                                                  -----           -----              -----
  Accumulated Benefit Obligation                                                  $ (84)          $(444)             $ (63)
                                                                                  -----           -----              -----
  Projected Benefit Obligation                                                    $(110)          $(522)             $ (89)
Plan assets at fair value, principally equity securities                              -             547                  -
                                                                                  .....           .....              .....
Plan assets in excess of (less than) Projected Benefit Obligation                  (110)             25                (89)
Deferred net actuarial (gain) loss                                                   46              28                 34
Unamortized prior service cost                                                        6               2                  7
Unamortized transition obligation (asset)                                             3              (1)                 4
Recognition of minimum liability                                                    (30)              -                (19)
                                                                                  .....           .....              .....
Prepaid (accrued) pension cost                                                    $ (85)          $  54              $ (63)
                                                                                  =====           =====              =====

   The Company has defined contribution plans covering certain U.S. employees. Contributions made to these plans are included in consolidated pension costs of $27 million for the transition period ended June 30, 1996.

POSTRETIREMENT

The Company provides retiree health care and life insurance benefits covering certain retirees. Certain U.S. salaried and certain hourly employees are eligible for benefits upon retirement and completion of a specified number of years of service.

   The components of net periodic postretirement benefit cost are as follows:

                                 TRANSITION PERIOD
                                     ENDED JUNE 30,    Fiscal Years Ended January 31,
millions                                      1996       1996       1995       1994
Service cost -- benefits earned
  during the period                           $  2       $  3       $  3       $  5
Interest cost on accumulated
  postretirement benefit
  obligation                                     6         14         11         13
Amortization of prior
  service cost                                  (2)        (4)        (4)        (1)
                                              ....       ....       ....       ....
Net postretirement
  benefit cost                                $  6       $ 13       $ 10       $ 17
                                              ====       ====       ====       ====

   The accumulated postretirement benefit obligation, included in Other Credits in the accompanying balance sheet, comprises the following:

                                                    JUNE 30,       January 31,
millions                                               1996      1996       1995
Retirees                                              $ 125     $ 132      $  85
Fully eligible active plan participants                  25        27         25
Other active plan participants                           46        50         36
Unrecognized:

  Actuarial gain (loss)                                   3       (11)        16
  Prior service cost                                     37        39         43
                                                      .....     .....      .....
Accrued postretirement benefit obligation             $ 236     $ 237      $ 205
                                                      =====     =====      =====

   Future benefit costs were estimated assuming medical costs would increase at an 8.3 percent annual rate, decreasing to a 5.5 percent annual growth rate-ratably over the next six years, and then remaining at a 5.5 percent growth rate thereafter. A one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation at June 30, 1996 by $12 million ($8 million after tax), with an increase in pretax expense of $1 million for the transition period ended June 30, 1996. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.75 percent, 7.0 percent and 8.75 percent at June 30, 1996, January 31, 1996 and January 31, 1995, respectively.

POSTEMPLOYMENT

The Company adopted Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), in the first quarter of the fiscal year ended January 31, 1995, resulting in a $75 million charge, net of $40 million of deferred tax benefit. FAS 112 requires that the expected cost of postemployment benefits be recognized when they are earned rather than when they are paid. The postemployment obligation has been increased to reflect the reengineering activities described in Note 13.

Note 12 BUSINESS SEGMENT AND GEOGRAPHIC DATA

BUSINESS SEGMENT DATA

                                             ENTER-
millions                        BEVERAGES   TAINMENT    CORPORATE(1)    TOTAL
JUNE 30, 1996
Revenues                         $2,653      $ 2,360       $    -      $ 5,013
Depreciation and
  amortization of assets             70           86            2          158
Amortization of goodwill             22           62            -           84
Operating income (expense)          225            1          (47)         179
Identifiable assets               7,665       10,269        3,694       21,628
Capital expenditures                168          136            1          305

January 31, 1996

Revenues                         $6,694      $ 3,053       $    -      $ 9,747
Depreciation and
  amortization of assets            154           97            4          255
Amortization of goodwill             51           62            -          113
Operating income (expense)          456(2)       205          (77)         584
Identifiable assets               7,603        9,997        3,755       21,355
Capital expenditures                257          175            1          433

January 31, 1995

Revenues                         $6,399                    $    -      $ 6,399
Depreciation and
  amortization of assets            134                         4          138
Amortization of goodwill             46                         -           46
Operating income (expense)          781                       (56)         725
Identifiable assets               7,028                     5,964       12,992
Capital expenditures                156                        16          172

January 31, 1994

Revenues                         $6,038                   $     -      $ 6,038
Depreciation and
  amortization of assets            122                         3          125
Amortization of goodwill             41                         -           41
Operating income (expense)          774                       (20)         754
Identifiable assets               6,584                     5,134       11,718
Capital expenditures                162                         1          163

(1) Includes (i) corporate expenses and assets not identifiable with either business segment, and (ii) DuPont and Time Warner holdings, which represented 90%, 91%, 96% and 96% of corporate assets at June 30, 1996 and January 31, 1996, 1995 and 1994, respectively.

(2) Includes a $290 million charge related to reengineering activities.

GEOGRAPHIC DATA

                          Sales and Other Income(1)
                          Unrelated          Inter-     Operating       Total
millions                    Parties         company        Income      Assets(2)
JUNE 30, 1996
U.S.                         $2,735          $   73        $ (105)    $12,773
Europe                        1,588             176           239       4,402
Asia Pacific                    395               -            (8)        429
Latin America                   147              13            22         288
Canada                          148              61            31         417
                             ......          ......        ......     .......
                             $5,013          $  323        $  179     $18,309
                             ======          ======        ======     =======
January 31, 1996
U.S.                         $5,185          $  167        $  131     $12,171
Europe                        3,026             464           276       4,585
Asia Pacific                    860               -            30         463
Latin America                   415              29            14         324
Canada                          261             212           133         385
                             ......          ......        ......     .......
                             $9,747          $  872        $  584     $17,928
                             ======          ======        ======     =======

January 31, 1995
U.S.                         $2,818          $  112        $  160     $ 2,510
Europe                        2,254             400           365       3,749
Asia Pacific                    750               -            15         395
Latin America                   440              30            43         388
Canada                          137             207           142         237
                             ......          ......        ......     .......
                             $6,399          $  749        $  725     $ 7,279
                             ======          ======        ======     =======

January 31, 1994
U.S.                         $2,575          $   91        $  108     $ 2,452
Europe                        2,188             334           411       3,372
Asia Pacific                    618               -             4         322
Latin America                   511              25            79         392
Canada                          146             220           152         257
                             ......          ......        ......     .......
                             $6,038          $  670        $  754     $ 6,795
                             ======          ======        ======     =======

(1) Sales are classified based upon the location of the legal entity which invoices the customer rather than the location of the customer. Sales among geographic areas include intercompany transactions on a current market price basis.

(2) Excludes DuPont and Time Warner holdings.

Note 13 REENGINEERING ACTIVITIES

In connection with a program to better position its beverage operations to achieve its strategic growth objectives, the Company recorded a pretax charge of $290 million in the fiscal year ended January 31, 1996. The charge related principally to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and included rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the spirits and wine business operates. The components of the $290 million charge reflected approximately a $100 million provision for severance costs, $120 million for asset write-downs/impairments and $70 million for facility rationalization, including lease terminations, and other reengineering programs.

Note 14 ADDITIONAL FINANCIAL INFORMATION

Income Statement and Cash Flow Data

                               TRANSITION PERIOD
                                   ENDED JUNE 30,     Fiscal Years Ended January 31,
millions                                    1996        1996        1995        1994
INTEREST, NET AND OTHER
Interest expense                           $ 151      $  378        $408        $351
Interest income                              (13)       (102)        (10)        (11)
Dividend income                              (19)        (38)        (34)        (20)
Capitalized interest                          (5)         (3)         (2)         (1)
                                           .....      ......        ....        ....
                                           $ 114      $  235        $362        $319
                                           =====      ======        ====        ====
EXCISE TAXES
(included in sales and
  cost of sales)                           $ 296      $  812        $836        $811

CASH FLOW DATA
Interest paid, net                         $ 113      $  262        $361        $346
Income taxes paid (refunded)               $ (37)     $1,083        $101        $122

BALANCE SHEET DATA

                                              JUNE 30,               January 31,
millions                                         1996         1996         1995
RECEIVABLES
Trade                                         $ 1,860      $ 2,370      $ 1,292
Other                                             267          189           89
                                              .......      .......      .......
                                                2,127        2,559        1,381
Allowance for doubtful accounts and
  other valuation accounts                       (357)        (283)         (53)
                                              .......      .......      .......
                                              $ 1,770      $ 2,276      $ 1,328
                                              =======      =======      =======
INVENTORIES
Beverages                                     $ 2,789      $ 2,600      $ 2,398
Materials, supplies and other                     353          314          121
                                              .......      .......      .......
                                              $ 3,142      $ 2,914      $ 2,519
                                              =======      =======      =======
LIFO INVENTORIES
Estimated replacement cost                    $   680      $   473      $   492
Excess of replacement cost over
  LIFO carrying value                            (175)        (180)        (189)
                                              .......      .......      .......
                                              $   505      $   293      $   303
                                              =======      =======      =======
FILM COSTS, NET OF AMORTIZATION

THEATRICAL FILM COSTS

Released                                      $   490      $   588
In process and unreleased                         386          295
                                              .......      .......
                                                  876          883
                                              .......      .......
Television Film Costs
Released                                          368          391
In process and unreleased                          10           26
                                              .......      .......
                                                  378          417
                                              .......      .......
Total Film Costs                              $ 1,254      $ 1,300
                                              =======      =======

   Unamortized costs related to released theatrical and television films aggregated $858 million at June 30, 1996. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20 year life, the Company currently anticipates that approximately 81 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 1999.

                                            JUNE 30,                 January 31,
millions                                       1996          1996          1995
PROPERTY, PLANT AND EQUIPMENT
Land                                        $   544       $   528       $   137
Buildings and improvements                    1,367         1,297           583
Machinery and equipment                       1,531         1,456         1,170
Furniture and fixtures                          348           355           137
Construction in progress                        294           226            98
                                            .......       .......       .......
                                              4,084         3,862         2,125
Accumulated depreciation                     (1,133)       (1,056)         (858)
                                            .......       .......       .......
                                            $ 2,951       $ 2,806       $ 1,267
                                            =======       =======       =======
PAYABLES AND ACCRUED LIABILITIES
Trade                                       $   576       $   596       $   429
Other                                         1,510         1,568           994
                                            .......       .......       .......
                                            $ 2,086       $ 2,164       $ 1,423
                                            =======       =======       =======

Note 15 COMMITMENTS AND CONTINGENCIES

The Company has various commitments for the purchase or construction of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

   The Company is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

Note 16 DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Differences between U.S. and Canadian GAAP for these financial statements are:

(i) The common stock in DuPont and Time Warner would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $337 million or four percent at June 30, 1996. There is no effect on net income.

(ii) The deferred tax liability at June 30, 1996 under Canadian GAAP would be approximately $50 million lower and shareholders' equity $50 million higher. (A draft accounting standard has been issued in Canada which, if adopted, will eliminate this difference.)

(iii) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $870 million and increase working capital by approximately $110 million at June 30, 1996. There is no effect on net income.

(iv) The cumulative effect of the accounting change in the fiscal year ended January 31, 1995 would be excluded from net income and taken directly to retained earnings under Canadian GAAP.

(v)     Other differences between U.S. and Canadian GAAP are de minimis.

MANAGEMENT'S REPORT

The Company's management is responsible for the preparation of the accompanying financial statements in accordance with generally accepted accounting principles, including the estimates and judgments required for such preparation.

   The Company has a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and financial records underlying the financial statements properly reflect all transactions. The system contains self-monitoring mechanisms, including a program of internal audits, which allow management to be reasonably confident that such controls, as well as the Company's administrative procedures and internal reporting requirements, operate effectively. Management believes that its long-standing emphasis on the highest standards of conduct and business ethics, as set forth in written policy statements, serves to reinforce the system of internal accounting controls. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error or the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation.

   The Company's independent auditors, Price Waterhouse, review the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Their report covering their examinations of the financial statements is presented below.

   The Audit Committee of the Board of Directors, solely comprising Directors who are not officers or employees of the Company, meets with the independent auditors, the internal auditors and management to ensure that each is discharging its respective responsibilities relating to the financial statements. The independent auditors and the internal auditors have direct access to the Audit Committee to discuss, without management present, the results of their audit work and any matters they believe should be brought to the Committee's attention.

/s/ Edgar Bronfman, Jr.         /s/ Robert W. Matschullat      /s/ Edward Falkenberg
EDGAR BRONFMAN, JR.             ROBERT W. MATSCHULLAT          EDWARD FALKENBERG
President and                   Vice Chairman and              Vice President and Controller
Chief Executive Officer         Chief Financial Officer

                                September 5, 1996


AUDITORS' REPORT

To the Shareholders of The Seagram Company Ltd.

We have audited the consolidated balance sheet of The Seagram Company Ltd. as at June 30, 1996 and January 31, 1996 and 1995 and the consolidated statements of income, shareholders' equity and cash flows for the transition period ended June 30, 1996 and for each of the three fiscal years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the U.S. of America and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1996 and January 31, 1996 and 1995 and the results of its operations and its cash flows for the transition period ended June 30, 1996 and for each of the three fiscal years in the period ended January 31, 1996, in accordance with generally accepted accounting principles in the U.S. of America which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.

   The Company changed its accounting for postemployment benefits other than pensions, under generally accepted accounting principles in the U.S. of America, during the fiscal year ended January 31, 1995, as described in Note 11.


/s/ Price Waterhouse
PRICE WATERHOUSE
Montreal, Canada
September 5, 1996

QUARTERLY DATA


U.S. dollars in millions,                    FIRST               TWO MONTHS                                TRANSITION PERIOD
except per share amounts (unaudited)       QUARTER      ENDED JUNE 30, 1996                              ENDED JUNE 30, 1996
Revenues                                    $2,520                   $2,493                                           $5,013
Operating income                               140                       39                                              179
Net income                                  $   23                   $   62                                           $   85
Net income per share                        $  .06                   $  .17                                           $  .23

                                             First                   Second         Third       Fourth     Fiscal Year Ended
                                           Quarter                  Quarter       Quarter*     Quarter      January 31, 1996
Revenues                                    $1,282                   $1,883        $2,917       $3,665                $9,747
Operating income                               150                      179            21          234                   584
Income (Loss) before discontinued
  DuPont activities                             59                       89           (55)          81                   174
Discontinued DuPont activities               3,232                        -             -            -                 3,232
                                            ......                   ......        ......       ......                ......
  Net Income (Loss)                         $3,291                   $   89        $  (55)      $   81                $3,406
                                            ======                   ======        ======       ======                ======
Income Per Share
  Income before discontinued
     DuPont activities                      $  .16                   $  .24        $ (.15)      $  .21                $  .46
  Discontinued DuPont activities              8.67                        -             -            -                  8.67
                                            ......                   ......        ......       ......                ......
  Net Income (Loss)                         $ 8.83                   $  .24        $ (.15)      $  .21                $ 9.13
                                            ======                   ======        ======       ======                ======

                                             First                   Second         Third       Fourth     Fiscal Year Ended
                                           Quarter                  Quarter       Quarter      Quarter      January 31, 1995
Revenues                                    $1,211                   $1,448        $1,513       $2,227                $6,399
Operating income                               162                      144           166          253                   725
Income before discontinued
  DuPont activities                             52                       44            52           46                   194
Discontinued DuPont activities                 145                      180           147          145                   617
                                            ......                   ......        ......       ......                ......
Income before cumulative effect
  of accounting change                         197                      224           199          191                   811
Cumulative effect of accounting change         (75)                       -             -            -                   (75)
                                            ......                   ......        ......       ......                ......
  Net Income                                $  122                   $  224        $  199       $  191                $  736
                                            ======                   ======        ======       ======                ======
Income Per Share
  Income before discontinued
     DuPont activities                      $  .14                   $  .12        $  .14       $  .12                  $.52
  Discontinued DuPont activities               .39                      .48           .39          .40                  1.66
                                            ......                   ......        ......       ......                ......
  Income before cumulative effect
     of accounting change                      .53                      .60           .53          .52                  2.18
  Cumulative effect of accounting change      (.20)                       -             -            -                  (.20)
                                            ......                   ......        ......       ......                ......
  Net Income                                $  .33                   $  .60        $  .53       $  .52                $ 1.98
                                            ======                   ======        ======       ======                ======

*Includes a $290 million pretax charge for reengineering activities.

FINANCIAL SUMMARY

                                                       TRANSITION PERIOD
                                                           ENDED JUNE 30,
U.S. dollars in millions, except per share amounts                  1996          1996          1995          1994
INCOME STATEMENT
Revenues                                                        $  5,013      $  9,747      $  6,399      $  6,038
Gain (loss) on divestitures, net                                       -             -             -             -
Operating income                                                     179           584           725           754
Interest, net and other                                              114           235           362           319
Income before discontinued DuPont activities and
  cumulative effect of accounting change                              85           174           194           283
Discontinued DuPont activities, after tax                              -         3,232           617            96
                                                                ........      ........      ........      ........
Income Before Cumulative Effect of Accounting Change                  85         3,406           811           379
Cumulative effect of accounting change, after tax                      -             -           (75)            -
                                                                ........      ........      ........      ........
Net Income (Loss)                                               $     85      $  3,406      $    736      $    379
                                                                ........      ........      ........      ........
FINANCIAL POSITION
Current assets                                                  $  6,886      $  6,640      $  4,265      $  3,794
Common stock of DuPont                                               651           631         3,670         3,154
Common stock of Time Warner                                        2,228         2,356         2,043         1,769
Other noncurrent assets                                           11,863        11,728         3,014         3,001
Total assets                                                      21,628        21,355        12,992        11,718

Current liabilities                                                4,687         3,854         4,091         2,996
Long-term indebtedness                                             2,562         2,889         2,841         3,053
Total liabilities                                                 10,584        10,183         7,472         6,717
Minority interest                                                  1,839         1,844            11             -
Shareholders' equity                                               9,205         9,328         5,509         5,001
Total liabilities and shareholders' equity                        21,628        21,355        12,992        11,718

CASH FLOW DATA
Cash flow from continuing operations                                 903         1,025           519           470
Capital expenditures                                                (305)         (433)         (172)         (163)
Other investing activities, net                                   (1,024)        1,308          (465)       (1,567)
Dividends paid                                                      (112)         (224)         (216)         (209)

PER SHARE DATA
Continuing operations                                           $    .23      $    .46      $    .52      $    .76
Discontinued DuPont activities                                         -          8.67          1.66           .26
                                                                ........      ........      ........      ........
Income Before Cumulative Effect of Accounting Change                 .23          9.13          2.18          1.02
Cumulative effect of accounting change, after tax                      -             -          (.20)            -
                                                                ........      ........      ........      ........
Net Income (Loss)                                               $    .23      $   9.13      $   1.98      $   1.02
                                                                ........      ........      ........      ........
Dividends paid                                                  $    .30      $    .60      $    .58      $    .56
Shareholders' equity                                               24.67         24.91         14.79         13.43
End-of-year share price
  New York Stock Exchange                                          33.63         36.38         28.75         30.75
  Canadian Stock Exchanges                                     C$  45.75     C$  49.75     C$  40.50     C$  40.63
Average shares outstanding (thousands)                           373,858       373,117       372,499       373,051
Shares outstanding at year-end (thousands)                       373,059       374,462       372,537       372,489

                                                                        Fiscal Years Ended January 31,
                                                       --------------------------------------------------------------
U.S. dollars in millions, except per share amounts         1993          1992         1991          1990         1989
INCOME STATEMENT
Revenues                                               $  6,101      $  6,345     $  6,127      $  5,582     $  5,056
Gain (loss) on divestitures, net                              -           201            -             -            -
Operating income                                            762           961          708           574          425
Interest, net and other
Income before discontinued DuPont activities and            312           320          325           289          229
  cumulative effect of accounting change                    293           430          241           171          125
Discontinued DuPont activities, after tax                   181           297          515           540          464
                                                       ........      ........     ........      ........     ........
Income Before Cumulative Effect of Accounting Change        474           727          756           711          589
Cumulative effect of accounting change, after tax        (1,374)            -            -             -            -
                                                       ........      ........     ........      ........     ........
Net Income (Loss)                                      $   (900)     $    727     $    756      $    711     $    589
                                                       ........      ........     ........      ........     ........
FINANCIAL POSITION
Current assets                                         $  3,836      $  4,327     $  3,970      $  3,289     $  3,182
Common stock of DuPont                                    3,315         4,566        4,504         4,216        3,879
Common stock of Time Warner                                   -             -            -             -            -
Other noncurrent assets                                   2,953         2,983        3,003         2,708        2,636
Total assets                                             10,104        11,876       11,477        10,213        9,697

Current liabilities                                       2,003         1,896        3,130         2,491        1,994
Long-term indebtedness                                    2,559         3,013        2,038         2,011        2,330
Total liabilities                                         5,174         5,393        5,525         4,856        4,723
Minority interest                                             -             -            -             -            -
Shareholders' equity                                      4,930         6,483        5,952         5,357        4,974
Total liabilities and shareholders' equity               10,104        11,876       11,477        10,213        9,697

CASH FLOW DATA
Cash flow from continuing operations                        310           543          (28)           71          101
Capital expenditures                                       (168)         (215)        (309)         (206)        (142)
Other investing activities, net                             184           190          168           238       (1,768)
Dividends paid                                             (205)         (189)        (174)         (135)        (113)

PER SHARE DATA
Continuing operations                                  $    .78      $   1.14     $    .64      $    .44     $    .33
Discontinued DuPont activities                              .48           .78         1.37          1.40         1.20
                                                       ........      ........     ........      ........     ........
Income Before Cumulative Effect of Accounting Change       1.26          1.92         2.01          1.84         1.53
Cumulative effect of accounting change, after tax         (3.64)            -            -             -            -
                                                       ........      ........     ........      ........     ........
Net Income (Loss)                                      $  (2.38)     $   1.92     $   2.01      $   1.84     $   1.53
                                                       ........      ........     ........      ........     ........
Dividends paid                                         $   .545      $    .50     $   .463      $    .35     $   .294
Shareholders' equity                                      13.19         17.08        15.87         14.03        12.66
End-of-year share price
  New York Stock Exchange                                 25.13         29.94        22.25         18.72        17.78
  Canadian Stock Exchanges                            C$  32.00     C$  35.06    C$  25.81     C$  22.22    C$  21.13
Average shares outstanding (thousands)                  375,871       378,839      376,664       385,524      385,460
Shares outstanding at year-end (thousands)              373,690       379,480      374,972       381,820      392,856

                                                     Fiscal Years Ended January 31,
                                                     ------------------------------
U.S. dollars in millions, except per share amounts      1988               1987
INCOME STATEMENT
Revenues                                              $  3,815           $  3,345
Gain (loss) on divestitures, net                             -                (35)
Operating income                                           286                193
Interest, net and other
Income before discontinued DuPont activities and            71                 81
  cumulative effect of accounting change                   151                108
Discontinued DuPont activities, after tax                  370                315
                                                      ........           ........
Income Before Cumulative Effect of Accounting Change       521                423
Cumulative effect of accounting change, after tax            -                  -
                                                      ........           ........
Net Income (Loss)                                     $    521           $    423
                                                      ........           ........
FINANCIAL POSITION
Current assets                                        $  2,950           $  2,702
Common stock of DuPont                                   3,587              3,330
Common stock of Time Warner                                  -                  -
Other noncurrent assets                                  1,006                854
Total assets                                             7,543              6,886

Current liabilities                                      1,394              1,102
Long-term indebtedness                                   1,058                912
Total liabilities                                        3,086              2,931
Minority interest                                            -                  -
Shareholders' equity                                     4,457              3,955
Total liabilities and shareholders' equity               7,543              6,886

CASH FLOW DATA
Cash flow from continuing operations                       (59)                25
Capital expenditures                                       (89)              (106)
Other investing activities, net                            196                126
Dividends paid                                            (100)               (90)

PER SHARE DATA
Continuing operations                                 $    .39           $    .28
Discontinued DuPont activities                             .97                .83
                                                      ........           ........
Income Before Cumulative Effect of Accounting Change      1.36               1.11
Cumulative effect of accounting change, after tax            -                  -
                                                      ........           ........
Net Income (Loss)                                     $   1.36           $   1.11
                                                      ........           ........
Dividends paid                                        $   .263           $   .238
Shareholders' equity                                     11.76              10.36
End-of-year share price
  New York Stock Exchange                                13.78              16.78
  Canadian Stock Exchanges                           C$  17.50          C$  22.41
Average shares outstanding (thousands)                 381,912            380,448
Shares outstanding at year-end (thousands)             379,144            381,980

PORTFOLIO OF  BRANDS


[GRAPHIC]

The following is a partial, noninclusive listing.

THE SEAGRAM SPIRITS AND WINE GROUP

AMERICAN WHISKEY
Cougar Bourbon
Four Roses Bourbon
Four Roses Black Label Bourbon
Four Roses Single Barrel Reserve Bourbon
Four Roses Platinum Bourbon
Seagram's 7 Crown

CANADIAN WHISKY
Canadian Hunter
Crown Royal
Crown Royal Special Reserve
Crown Royal Limited Edition
Mount Royal Light
Seagram's V.O.

SCOTCH WHISKY
Black Douglas
Century
Chivas Regal 12-year-old
Glen Grant
Glen Grant 10-year-old
The Glenlivet 12-year-old
The Glenlivet 18-year-old
100 Pipers
Passport
Queen Anne
Royal Salute 21-year-old
St. Leger
Something Special
Windsor Premier 12-year-old
Benriach 10-year-old
Glen Keith Bottled in 1983
Strathisla 12-year-old
Longmorn 15-year-old

LOCAL WHISKY
Black Jack
Blenders Pride
Boston Club
Crescent
Dunbar
Emblem
Master Blend
Natu Nobilis
New Robert Brown
Regency
Secret
Valley 9 Gold
Wilson's

COGNAC
Martell V.S. Fine
Martell Medaillon V.S.O.P.
Martell Noblige
Martell Cordon Bleu
Martell Napoleon Special Reserve
Martell X.O. Supreme
Martell Extra
Martell Gobelet Royal
Classique de J&F Martell
L'Or de J&F Martell
Creation de J&F Martell

BRANDY
Blandice
Capa Negra
Chatelain
Chemineaud
De Valcourt
Imperial
Macieira
Rene Briand

GIN
Boodles
Burnett's
Seagram's Extra Dry
Somers

VODKA
Deluxe
Nikolai
Orloff
Seagram's Premium

RUM
Cacique
Captain Morgan
Centenario
5 Estrellas
Diplomatico
Montilla
Myers's
OVD
Ronrico

TEQUILA
Mariachi
Olmeca

LIQUEUR
Capucello
Godiva

SCHNAPPS
Dr. McGillicuddy's

PRE-MIXED
Four Roses & Cola
Olmeca Tequila Margarita
Passport & Cola
Seagram's Extra Dry Gin & Tonic
Seagram's Gin & Juice
Seagram's 7 Crown & Lemonade

CHAMPAGNE
Mumm Cordon Rouge N.V.
Mumm Cordon Rouge Vintage
Mumm Cordon Rose N.V.
Mumm Cordon Vert
Mumm Grand Cordon
Mumm Rene Lalou
Mumm de Cramant
Perrier-Jouet Grand Brut
Perrier-Jouet Brut Millesime
Perrier-Jouet Blason de France
Perrier-Jouet Blason de France Rose
Perrier-Jouet Belle Epoque
Perrier-Jouet Belle Epoque Rose
Heidsieck Monopole Red Top Monopole Sec
Heidsieck Monopole Dry Monopole Brut
Heidsieck Monopole Diamant Bleu
Heidsieck Monopole Diamant Rose

SPARKLING WINE
Cuvee Mumm
Domaine Mumm
Maschio
Matheus Muller Sekt
Monitor
Mumm Cuvee Napa
Mumm Sekt
Raposeira

SHERRY
Sandeman Dry Seco
Sandeman Medium Dry
Sandeman Rich Cream
Sandeman Don Fino
Sandeman Character
Sandeman Armada
Sandeman Royal Corregidor
Sandeman Soleo

PORT
Sandeman Original Rich Ruby
Sandeman Original Fine Tawny
Sandeman Original Fine White
Sandeman Founders Reserve
Sandeman Imperial Aged Reserve Tawny
Sandeman 20-year-old Tawny
Sandeman Late Bottled Vintage
Sandeman Vintage
Sandeman Quinta do Vau - Single Quinta Vintage

WINE
Almaden
Barton & Guestier
Forestier
Sterling Vineyards
The Monterey Vineyard

COOLERS
Seagram's Spirits

SELECTED AGENCY BRANDS
Absolut Vodka
Bianchi (Argentina)
Citronge (U.S.)
Cointreau (Venezuela)
Jameson (Canada)
Jim Beam (Germany)
Old Bushmills (Canada)
Patron (U.S.)
Patron XO Cafe (U.S.)
San Telmo (Argentina)
Stolichnaya (Greece)

THE SEAGRAM CLASSICS WINE COMPANY

CHAMPAGNE
Mumm

SPARKLING WINE
Mumm Cuvee Napa

WINE
Sterling Vineyards
Barton & Guestier
The Monterey Vineyard
Julius Kayser
Tessera

SELECTED AGENCY BRANDS
Castello d'Albola

SEAGRAM CHATEAU & ESTATE WINES COMPANY

CHAMPAGNE
Perrier-Jouet

SHERRY
Sandeman

PORT
Sandeman

SELECTED AGENCY BRANDS
Domaines Barons de Rothschild
Domaine Clarence Dillon
Domaines Cordier
Domaines Jean-Pierre Moueix
Domaines Jean-Eugene Borie
F.E. Trimbach
Dominus Estate
Domaine G. Roumier
Domaine Ramonet
Domaine Bonneau du Martray

[GRAPHIC]

TROPICANA DOLE BEVERAGES NORTH AMERICA

TROPICANA PURE PREMIUM JUICES
Original Orange
Grovestand Orange
Home Style Orange
Ruby Red Orange
Home Style Golden Grapefruit
Ruby Red Grapefruit
Grovestand Ruby Red Grapefruit
Tangerine Orange
Plus Calcium and Extra Vitamin C
Plus Vitamins A, C and E

TROPICANA SEASON'S BEST JUICES
Home Style Orange
Original Orange
Orange Juice Plus Calcium
Orange Juice Plus Vitamins
Apple
Grape
Cranberry Medley
Grapefruit
Orange Pineapple
Ruby Red Grapefruit
Strawberry Orange
Fruit Medley
Citrus Medley

TROPICANA PURE TROPICS JUICES
Orange Kiwi Passion
Orange PeachMango
Orange Pineapple
Orange Strawberry Banana

TROPICANA JUICE BEVERAGES
Citrus Punch
Fruit Punch
Lemonade
Berry Punch
Cranberry Punch
Pineapple Punch

TROPICANA TWISTER JUICE BEVERAGES
Apple Raspberry Blackberry
Apple Berry Pear
Strawberry Orange Peach
Orange Strawberry Banana
Orange Cranberry
Orange Peach
Orange Raspberry
Cranberry Raspberry Strawberry
Pink Grapefruit Cocktail
Orange Strawberry Guava
Ruby Red Cranberry
Light Cranberry Raspberry Strawberry
Light Orange Cranberry
Light Orange Raspberry
Light Orange Strawberry Banana
Light Pink Grapefruit Cocktail

DOLE JUICES
Mountain Cherry
Country Raspberry
Orchard Peach
Pineapple
Pineapple Orange
Pine-Orange Banana
Pine-Orange Guava
Pine-Orange Strawberry
Pine-Passion Banana
Mandarin Tangerine
Tropical Fruit

TROPICANA DOLE BEVERAGES INTERNATIONAL

TROPICANA PURE PREMIUM JUICES
Orange
Grapefruit
Ruby Breakfast
Pink Grapefruit
Orange Peach
Orange Pear
Apple
Sanguinello

TROPICANA PURE JUICES
Orange
Grapefruit
Apple
Pineapple
Red Grape
Ruby Breakfast
Orange Grapefruit
Orange Peach
Orange Banana

FRUVITA JUICES
Orange with Pulp
Orange
Grapefruit
Apple
Red Grape
Lemon
Orange Peach
Orange Pear
Orange Banana
Star Ruby
Sanguinello

DOLE JUICES
Orange with Pulp
Orange
Grapefruit
Apple
Orange Peach
Orange Pear
Orange Banana

KIRIN-TROPICANA JUICES
Orange
Orange Homemade Style
Apple
Grapefruit
Grape
Fruit Blend
Pear
Pure Premium Orange

LOOZA JUICES AND NECTARS
Pineapple
Orange
Grapefruit
Apple Apricot
Apple Cherry
Apricot
Caribbean Blend
Banana
Cranberry
Cherry
Red Grape
Tomato
Tropical
Peach
Mango
Pear
Apple
Apple - unfiltered
Passion Fruit
Blackcurrant
Multivitamin

JUICE BOWL JUICES AND NECTARS
Orange with Pulp
Orange
Apple
Grapefruit with Pulp
Grapefruit
Pineapple
Apricot
Peach
Pear
Tropical
Tomato
Banana
Multivitamin
Red Grape

THE SEAGRAM BEVERAGE COMPANY

FROZEN PARADISE
Strawberry Daiquiri
Pina Colada
Peach Daiquiri

COOLERS
Wild Black Cherry
Wild Tropical Fruit
Wild Berries
Wild Kiwi Strawberry
Wild Mango
Wild Watermelon
Peach Daiquiri
Fuzzy Navel
Pineapple Pina Colada
Margarita
Strawberry Daiquiri
Seagram's Golden

MIXER FLAVORS & STYLES
Seagram's Ginger Ale
  Seagram's Diet Ginger Ale
  Seagram's Raspberry Ginger Ale
  Seagram's Diet Raspberry Ginger Ale
Seagram's Tonic Water
  Seagram's Diet Tonic Water
Seagram's Club Soda
Seagram's Original Seltzer
  Seagram's Black Cherry Seltzer
  Seagram's Lemon Lime Seltzer
  Seagram's Orange Seltzer
  Seagram's Raspberry Seltzer

BEERS
Grolsch (agency brand)
  Premium Lager
  Amber Lager
Coyote
  Amber Lager
  Dark Lager
Devil Mountain
  Five Malt Ale
  Black Honey Ale
  Railroad Gold Ale

[GRAPHIC]

FILMED ENTERTAINMENT

UNIVERSAL PICTURES
12 Monkeys
Happy Gilmore
Sgt. Bilko
Twister
Flipper
Dragonheart
The Nutty Professor

MCA/UNIVERSAL TELEVISION

Series:

Hercules: The Legendary Journeys
Xena: Warrior Princess
Murder, She Wrote
Law & Order
Coach
New York Undercover
Sliders
Weird Science
Earthworm Jim
Casper
Wing Commander Academy
News Radio
The Larry Sanders Show
The Jeff Foxworthy Show
The Steve Harvey Show

Made-for-television movies and mini-series:

The Beast
The Rockford Files

MCA/UNIVERSAL HOME VIDEO

Jurassic Park
Babe
Casper
The Land Before Time I, II & III
The Adventures of Timmy the Tooth
Waterworld
12 Monkeys
Earthworm Jim
Tremors 2: Aftershocks
Casino
Sudden Death

[GRAPHIC]

MUSIC

MCA RECORDS

Lyle Lovett (Curb/MCA)
Nonchalant
The Ramones (Radioactive)
Todd Snider (Margaritaville)
Semisonic

MCA RECORDS/NASHVILLE

Jimmy Buffett (Margaritaville)
Vince Gill
Reba McEntire
George Strait
Wynonna (Curb Records)
Trisha Yearwood
Rhett Akins (Decca)
Gary Allan (Decca)
Mark Chesnutt (Decca)

GEFFEN AND DGC RECORDS

Beck
Cowboy Junkies
Garbage (Almo Sounds)
Genius/GZA
Lisa Loeb & Nine Stories
George Michael (DreamWorks Records)
White Zombie

GRP RECORDING COMPANY

Diana Krall
The Rippingtons
Groove Collective

UNIVERSAL RECORDS

Monifah (Uptown Records)
Lina Santiago (Groove Nation Records)
Lost Boyz
Goldfinger (Mojo Records)
Crucial Conflict (Pallas Records)

INTERSCOPE RECORDS

Bush (Trauma Records)
No Doubt (Trauma Records)
The Wallflowers

[GRAPHIC]

RECREATION

UNIVERSAL STUDIOS HOLLYWOOD

Jurassic Park: The Ride

UNIVERSAL STUDIOS FLORIDA

Terminator 2: 3-D

[GRAPHIC]

PUBLISHING

THE PUTNAM BERKLEY GROUP

Tom Clancy: Executive Orders
Patricia Cornwell: Cause of Death
Dick Francis: To The Hilt
W.E.B. Griffin: Blood and Honor
Robin Cook: Chromosome 6
LaVyrle Spencer:  That Camden Summer
Lawrence Sanders:  McNally's Puzzle
Tomie dePaola: Strega Nona:  Her Story

Directory

Board of Directors

EDGAR M. BRONFMAN (3)
Chairman of the Board,
The Seagram Company Ltd.

THE HON. CHARLES R. BRONFMAN, P.C., C.C. (3)
Co-Chairman of the Board
and Chairman of the Executive Committee, The Seagram Company Ltd.

EDGAR BRONFMAN, JR. (3)
President and Chief Executive Officer,
The Seagram Company Ltd.

SAMUEL BRONFMAN II
President, The Seagram Classics Wine Company
(a division of Joseph E. Seagram & Sons, Inc., a subsidiary of the Corporation)

MATTHEW W. BARRETT, O.C. (4)
Chairman and
Chief Executive Officer,
Bank of Montreal
(a financial institution)

FRANK J. BIONDI, JR.
Chairman and Chief
Executive Officer,
MCA INC. (a subsidiary of the Corporation)

DAVID M. CULVER, C.C. (4)
Chairman, CAI Capital Corporation
(an equity investment fund)

THE HON. WILLIAM G. DAVIS, P.C., C.C., Q.C.(1), (2)
Counsel, Tory Tory
DesLauriers & Binnington (attorneys)

THE HON. PAUL DESMARAIS, P.C., C.C.(1), (3)
Chairman of the
Executive Committee,
Power Corporation of Canada (a holding and management company)

DAVID L. JOHNSTON, O.C.(2), (4)
Professor of Law,
McGill University
(an educational institution)

THE HON. E. LEO KOLBER, SENATOR (3), (4)
Member of The Senate of Canada

MARIE-JOSEE KRAVIS, O.C. (2), (4)
Senior Fellow, The Hudson Institute Inc.
(a nonprofit economics research institute)

ROBERT W. MATSCHULLAT (3)
Vice Chairman and
Chief Financial Officer,
The Seagram Company Ltd.

C. EDWARD MEDLAND (1), (3)
President, Beauwood Investments Inc. (a private investment company)

LEW R. WASSERMAN
Chairman Emeritus,
MCA INC. (a subsidiary of the Corporation)

JOHN L. WEINBERG (4)
Senior Chairman,
Goldman, Sachs & Co.
(investment bankers)

JOHN S. WEINBERG (1), (2)
General Partner,
Goldman, Sachs & Co.
(investment bankers)

Honorary Directors

A. JEAN DE GRANDPRE, C.C., Q.C.

ALAIN DE GUNZBURG

JOHN L. LOEB

NEIL F. PHILLIPS, Q.C.

THE HON. IAN D. SINCLAIR, O.C.

SIR IAIN TENNANT, K.T.

Honorary Secretary

ALAN A. SHARP

(1)  Member of the Audit Committee
(2)  Member of Corporate Governance Committee
(3)  Member of the Executive Committee
(4) Member of the Human Resources Committee


Officers

EDGAR M. BRONFMAN
Chairman of the Board

THE HON. CHARLES R. BRONFMAN, P.C., C.C.
Co-Chairman of the Board and Chairman of the Executive Committee

EDGAR BRONFMAN, JR.
President and Chief Executive Officer

ROBERT W. MATSCHULLAT
Vice Chairman and Chief Financial Officer

JOHN D. BORGIA
Executive Vice President, Human Resources

STEPHEN E. HERBITS
Executive Vice President, Corporate Policy and External Affairs

STEVEN J. KALAGHER
Executive Vice President
President, The Seagram Spirits And Wine Group

ELLEN R. MARRAM
Executive Vice President
President, The Seagram Beverage Group

EDWARD FALKENBERG
Vice President and Controller

JEANANNE K. HAUSWALD
Vice President and Treasurer

GABOR JELLINEK
Vice President, Production

ARNOLD M. LUDWICK
Vice President

DANIEL R. PALADINO
Vice President, Legal and
Environmental Affairs

MICHAEL C. L. HALLOWS
Secretary

SHAREHOLDER INFORMATION



Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on October 30, 1996, at 11:30 a.m. (E.S.T.) at the Marriott Chateau Champlain, 1 Place du Canada, Montreal, Quebec.

AUDITORS

Price Waterhouse

STOCK SYMBOL

VO

STOCK EXCHANGE LISTINGS

Montreal, Toronto, Vancouver, New York and London

TRANSFER AGENTS AND REGISTRARS

The R-M Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec H3A 2A6

The R-M Trust Company, Lower Level, 393 University Avenue, Toronto, Ontario M5G 2M7

The R-M Trust Company, 600 The Dome Tower, 6th Floor, 333-7th Avenue, S.W., Calgary, Alberta T2P 2Z1

The R-M Trust Company, Mall Level, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3

ChaseMellon Shareholder Services L.L.C., P.O. Box 590, Ridgefield Park,
N.J.07660

SEAGRAM INVESTOR RELATIONS

The Seagram Company Ltd., 1430 Peel Street, Montreal,Quebec H3A 1S9 or

Joseph E. Seagram & Sons, Inc., 375 Park Avenue, New York, N.Y. 10152

Joseph M.Fitzgerald-Vice President, Investor Relations (212) 572-7282

Maureen S. Hannan-Senior Director,Investor Relations (212) 572-1397

Requests for a copy of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission in Washington, D.C., and other corporate information, should be directed to Seagram Investor Relations as listed above.

SHAREHOLDER INQUIRIES

Shareholder inquiries should be addressed to: Shareholder Services, The Seagram Company Ltd., 1430 Peel Street, Montreal, Quebec H3A 1S9 or telephoned to (514) 987-5209.

EDITION FRANCAISE DU RAPPORT ANNUEL

On peut se procurer l'edition francaise de ce rapport en ecrivant au: Services aux actionnaires, La Compagnie Seagram Ltee, 1430, rue Peel, Montreal (Quebec) H3A 1S9.

DESIGN:

Addison Corporate Annual Reports, NYC
Photographer: Scott Morgan

Arthurs-Jones Lithographing Ltd.
Mississauga, Ontario

(C) The Seagram Company Ltd. 1996
Printed on recycled paper

[Recycled Logo]

                            THE SEAGRAM COMPANY LTD.
                                1430 Peel Street
                                Montreal, Quebec
                                 Canada H3A 1S9