Form 10-K405, Exhibit 13
period 1997-06-30
SEAGRAM CO LTD
filed 1997-09-26
CIK 88188

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. The financial results for the twelve months ended June 30, 1997 represent the first full fiscal year on the new basis. The financial results for the period from February 1, 1996 to June 30, 1996 (the "Transition Period") are also included in this Report. Results for the Transition Period are not necessarily indicative of operations for a full year.

Several events this fiscal year have impacted the comparability of Seagram's financial statements.

Sale of the 156 Million DuPont Equity Warrants: On July 24, 1996, the Company sold its 156 million equity warrants of E.I. du Pont de Nemours and Company ("DuPont") to DuPont for $500 million in cash. The Company had an after-tax gain of $39 million and after-tax net proceeds of $479 million.

Sale of Putnam Berkley: On December 16, 1996, the Company completed the sale of The Putnam Berkley Group, Inc. ("Putnam"), the book publishing division of Universal Studios, Inc. for $330 million in cash. The Company had a $64 million pretax gain on the sale but no after-tax gain due to the write-off of goodwill allocated to Putnam, which has no associated tax benefit.

Sale of Time Warner Shares: On May 28, 1997, Seagram sold 30 million shares of Time Warner Inc. ("Time Warner") common stock for $1.39 billion in cash. The Company had an after-tax gain of $100 million and after-tax net proceeds of $1.33 billion. The Company continues to hold 26.8 million Time Warner shares.

The following analysis is comprised of two sections for each fiscal period presented: An overview of revenues and operating income for the Company's two business segments, Beverages and Entertainment, and a more detailed discussion of the five lines of business within these two segments - Spirits and Wine, Fruit Juices and Other, Filmed Entertainment, Music, and Recreation and Other. This discussion will address attributed revenues and attributed earnings before interest, taxes, depreciation and amortization ("EBITDA"). These amounts include Seagram's proportionate share of the revenues and EBITDA, respectively, of its equity companies. The adjustment for equity companies eliminates the proportionate share of the revenues or EBITDA of equity companies, and reflects the equity income as reported under U.S. generally accepted accounting principles.

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

The following detailed analysis of operations should be read in conjunction with the Consolidated Financial Statements of the Company found on pages 53 to 73.

   REPORTED REVENUES
   U.S. Dollars in Millions

                                 Fiscal Years Ended
                            June 30,           January 31,
                        1997     1996(2)     1996(3)  1995
                        ----     ----        ----     ----
Beverages(1)         $ 6,967   $ 6,933      $6,694   $6,399
Entertainment          5,593     5,112       3,053       --
                     -------   -------      ------   ------
                     $12,560   $12,045      $9,747   $6,399
                     =======   =======      ======   ======

(1) Reported Revenues includes excise taxes of $808 million, $822 million, $812 million and $836 million, respectively
(2) Twelve month comparative period
(3) Universal results in fiscal year ended January 31, 1996 are from date of acquisition June 5, 1995

   EBITDA
   U.S. dollars in millions

                                 Fiscal Years Ended
                            June 30,           January 31,
                        1997     1996(1)     1996(2)  1995
                        ----     ----        ----     ----
Beverages            $1,048    $  956       $  959    $968
Entertainment           603       550          420      --
                     -------   -------      ------    ----
                     $1,651    $1,506       $1,379    $968
                     =======   =======      ======    ====

(1) Twelve month comparative period
(2) Universal results in fiscal year ended January 31, 1996 are from date of acquisition June 5, 1995







   OPERATING INCOME
   U.S. Dollars in Millions

                                 Fiscal Years Ended
                            June 30,           January 31,
                        1997     1996(1)     1996      1995
                        ----     ----        ----      ----
                       $933(2)    $507(3)    $584(3,4)  $725

(1) Twelve month comparative period
(2) Includes pre-tax gain on sale of Putnam $64 million
(3) Includes $290 million charge related to reengineering activities
(3) Includes Universal results from date of acquisition June 5, 1995

                                                             EARNINGS SUMMARY

                                                    Twelve Months          Five Months          Fiscal Years
U.S. Dollars in Millions,                           Ended June 30,        Ended June 30,      Ended January 31,
Except Per Share Amounts                           1997       1996       1996       1995       1996       1995
--------------------------------------------------------------------------------------------------------------
Attributed Revenues                            $ 13,748   $ 13,185   $  5,558   $  2,909   $ 10,536   $  6,653
Reported Revenues                                12,560     12,045      5,013      2,715      9,747      6,399
EBITDA                                            1,651      1,506        518        391      1,379        968
Operating Income
   Beverages                                        823        441        225        240        456        781
   Entertainment                                    242        174          1         32        205         --
   Corporate                                       (132)      (108)       (47)       (16)       (77)       (56)
                                               ---------------------------------------------------------------
Operating Income                                    933        507        179        256        584        725
Interest, net and other                              34        276        114         73        235        362
Provision (benefit) for income taxes                385         75        (15)        63        153        169
Minority interest charge (credit)                    12         14         (5)         3         22         --
                                               ---------------------------------------------------------------
Income Before Discontinued DuPont Activities
   and Cumulative Effect of Accounting Change  $    502   $    142   $     85   $    117   $    174   $    194

Per Share                                      $   1.36   $    .37   $    .23   $    .32   $    .46   $    .52

Discontinued DuPont activities                       --         --         --      3,232      3,232        617
                                               ---------------------------------------------------------------
Income before cumulative effect
   of accounting change                        $    502   $    142   $     85   $  3,349   $  3,406   $    811
Cumulative effect of accounting change               --         --         --         --         --        (75)
                                               ---------------------------------------------------------------
Net Income                                     $    502   $    142   $     85   $  3,349   $  3,406   $    736
                                               ===============================================================
Net Income Per Share                           $   1.36   $    .37   $    .23   $   8.99   $   9.13   $   1.98
--------------------------------------------------------------------------------------------------------------

Note: The Company's reported financial results for the five-month periods ended June 30, 1996 and 1995 include six months of Universal (from January 1, 1996 to June 30, 1996) and one month of Universal (from the acquisition date of June 5, 1995 to June 30, 1995), respectively. The Company's results for the fiscal year ended January 31, 1996 include seven months of Universal (from June 5, 1995 to December 31, 1995).

                                                           RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 1997 vs. Comparable Period Ended June 30, 1996:
Reported revenues and attributed revenues of $12.6 billion and $13.7 billion, respectively, increased from $12.0 billion and $13.2 billion, respectively, last year. Excluding the revenues of Putnam which was sold in December 1996, reported revenues and attributed revenues both increased five percent year-on-year. EBITDA was $1.65 billion compared with $1.5 billion last year. Excluding the contribution of Putnam, EBITDA increased 11 percent. Fruit Juices and Other EBITDA increased 14 percent and Spirits and Wine EBITDA was eight percent higher. Entertainment EBITDA was 13 percent above last year, excluding the contribution of Putnam.

Operating income, including a $64 million pretax gain on the sale of Putnam, was $933 million, up substantially from the prior year which included a $290 million pretax reengineering charge for the Beverage operations. Excluding the unusual items, operating income rose nine percent year-on-year reflecting the growth in operations which was partially offset by higher depreciation and amortization and higher corporate expenses. The incremental depreciation and amortization principally results from higher goodwill amortization related to the Brillstein-Grey Entertainment, Interscope Records and Multimedia Entertainment acquisitions. The increase in corporate expenses to $132 million is largely due to the increase in the market value of the Company's shares during the fiscal year ended June 30, 1997 which resulted in the recognition of additional expenses associated with stock-based compensation.

Interest, net and other in the fiscal year ended June 30, 1997 is net of the pretax gains on the sales of the DuPont warrants ($60 million) and the Time Warner shares ($154 million). Net interest expense of $288 million is also partially offset by $40 million of dividend income from Time Warner and DuPont. In the twelve months ended June 30, 1996, net interest expense of $315 million was partially offset by $39 million of dividend income. The net interest expense decrease largely reflects the repayment of debt with a portion of the proceeds from the sales of the DuPont warrants and Time Warner shares.

The underlying effective income tax rate for ongoing operations for the fiscal year ended June 30, 1997 was 40 percent compared with 42 percent in the comparable prior period. The income tax provision in fiscal 1997 includes $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of the Time Warner shares. In the prior year, the income tax provision included a $79 million benefit on the reengineering charge and a $67 million benefit related to a settlement with the U.S. government regarding the recognition of a capital loss on the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont.

Net income was $502 million or $1.36 per share in the fiscal year ended June 30, 1997, compared with $142 million or $0.37 per share in the comparable prior period. Excluding the after-tax gains on the sales of the DuPont warrants and the Time Warner shares, net income in fiscal year 1997 was $363 million or $0.98 per share. In the comparable prior period, excluding the reengineering charge and the benefit associated with the tax settlement, net income was $286 million or $0.77 per share.

                                                                       BEVERAGES

In the fiscal year ended June 30, 1997, the reported revenues of the Beverages segment increased slightly to almost $7.0 billion. The operating income of $823 million was substantially higher than last year's operating income of $441 million, which included a $290 million charge related to reengineering activities.

Spirits and Wine: Revenues were adversely affected by difficult market conditions in both Europe and Asia Pacific. Attributed revenues declined two percent, while reported revenues were one percent weaker than last year. Excluding the impact of unfavorable foreign exchange, revenues would have been essentially even with last year. EBITDA increased eight percent to $813 million, driven largely by strong North American performance. The foreign exchange impact on EBITDA was negligible. EBITDA as a percent of attributed revenues rose from
14.4 percent to 15.9 percent reflecting benefits from reengineering and other cost-saving initiatives.

Case volumes decreased two percent in fiscal year 1997 as the performance of the Company's global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky, for which shipments grew eight percent, and Captain Morgan Rum, which increased volumes by 14 percent. Absolut Vodka, for which the Company gained distribution rights in major international markets beginning in 1994, had an 11 percent increase in shipments reflecting strong growth in all markets.

SPIRITS AND WINE EBITDA

                          Twelve Months Ended June 30,

                        Europe &        Asia        Latin        North
                         Africa       Pacific      America      America
                        --------      -------      -------      -------
1997                      22%            24%          8%          46%
1996                      26%            26%          9%          39%

TROPICANA BEVERAGES WORLDWIDE REVENUES

                          Twelve Months Ended June 30,

                        Not From
                      Concentrate        Other
                      -----------        -----
1997                      59%             41%
1996                      56%             44%

                                                                       BEVERAGES

                                    Twelve Months        Five Months         Fiscal Years
                                    Ended June 30,      Ended June 30,     Ended January 31,
U.S. Dollars in Millions            1997      1996      1996      1995      1996      1995
-------------------------------------------------------------------------------------------
Attributed Revenues
   Spirits and Wine              $ 5,121   $ 5,199   $ 1,947   $ 1,841   $ 5,093   $ 5,061
   Fruit Juices and Other          2,113     2,035       839       702     1,898     1,592
                                 ----------------------------------------------------------
Attributed revenues                7,234     7,234     2,786     2,543     6,991     6,653
Adjustment for equity companies     (267)     (301)     (133)     (129)     (297)     (254)
                                 ----------------------------------------------------------
Reported Revenues*               $ 6,967   $ 6,933   $ 2,653   $ 2,414   $ 6,694   $ 6,399
                                 ==========================================================
EBITDA
   Spirits and Wine              $   813   $   750   $   250   $   263   $   763   $   809
   Fruit Juices and Other            235       206        72        62       196       159
                                 ----------------------------------------------------------
EBITDA                             1,048       956       322       325       959       968
Reengineering charge                  --      (290)       --        --      (290)       --
Adjustment for equity companies      (10)      (10)       (5)       (3)       (8)       (7)
Depreciation and amortization       (215)     (215)      (92)      (82)     (205)     (180)
                                 ----------------------------------------------------------
Operating Income                 $   823   $   441   $   225   $   240   $   456   $   781
-------------------------------------------------------------------------------------------
*Reported revenues include excise taxes of $808 million and $822 million in the twelve months ended June 30, 1997 and 1996, respectively, $296 million and $317 million in the five-month periods ended June 30, 1996 and 1995, respectively, and $812 million and $836 million for the fiscal years ended January 31, 1996 and 1995, respectively.

The $63 million EBITDA increase reflects significant growth in the Americas, which is partially offset by declines in the other geographic regions. The double-digit increase in the Americas was driven by strong volumes in North America, improvements in Brazil, Argentina and certain nonaffiliated markets, and benefits realized from the reengineering initiatives. EBITDA for Europe & Africa declined seven percent primarily due to the difficult conditions in the German and Italian markets. On a positive note, the U.K., Greece and Portugal all achieved growth year-on-year. In Asia Pacific, EBITDA declined five percent as difficult trading conditions in Greater China more than offset growth and reengineering savings in Japan and Korea.

Attributed revenues and EBITDA generated outside of North America accounted for approximately 65 percent and 54 percent of total attributed revenues and EBITDA, respectively. Europe & Africa accounts for 34 percent of Spirits and Wine attributed revenues and 22 percent of EBITDA. Asia Pacific represents 21 percent of the total attributed revenues and 24 percent of EBITDA. Latin America accounts for the remaining 10 percent of attributed revenues and eight percent of EBITDA. (This geographic breakdown, which is used by management to measure the performance of marketing affiliates, excludes excise taxes, assigns sales to the region in which the purchaser is located and includes our proportionate share of the revenues and EBITDA of equity company affiliates. The geographic data contained in Note 12 of the Notes to the Consolidated Financial Statements include excise taxes as well as the Company's other operations, and are based upon the location of the legal entity which invoices the sale.)

Despite the revenue decline, we continued to invest for future growth by supporting our brands. While total brand spending declined, in line with our volume shortfall, advertising rose six percent. The advertising growth reflects our increased emphasis on the consumer and is focused behind our core strategic brands and in key markets including the U.S., Greater China and Germany.

Depreciation and amortization of assets was $97 million in fiscal year 1997 and $100 million in the comparable prior period. Amortization of goodwill was $20 million and $22 million in the twelve-month periods ended June 30, 1997 and 1996, respectively. Spirits and Wine capital expenditures were $170 million in fiscal year 1997 and total assets were $4,922 million at June 30, 1997.

Fruit Juices and Other: Tropicana Beverage Group benefited from the ongoing strength of its flagship brand, Tropicana Pure Premium. Attributed and reported revenues both increased four percent. Revenues in Tropicana North America increased seven percent. International revenues were slightly below the prior year, primarily as a result of unfavorable foreign exchange. Excluding the foreign exchange impact, international revenues would have increased five percent.

Tropicana Beverage Group's unit volume increased two percent. Tropicana Pure Premium led the way once again with 10 percent volume growth in North America. Tropicana North America had an over 40 percent share of the total U.S. chilled orange juice market and its share of the more important not-from-concentrate orange juice market increased to 71 percent. North America experienced volume declines in some from-concentrate and beverage products as margins were strengthened to improve overall profitability. Internationally, unit volumes increased five percent with significant growth in Asia Pacific. In the low-alcohol division, cooler volumes declined largely as a result of the discontinuation of certain brands.

EBITDA climbed 14 percent to $235 million. EBITDA as a percent of attributed revenues increased one percentage point from 10.1 percent to 11.1 percent even with double-digit increases in marketing support. Reengineering initiatives and margin enhancement programs strongly contributed to this improvement.

Depreciation and amortization of assets was $67 million in fiscal year 1997 and $64 million in the comparable prior period. Amortization of goodwill was $31 million and $29 million in the twelve-month periods ended June 30, 1997 and 1996, respectively. Capital expenditures for Fruit Juices and Other were $131 million in fiscal year 1997 and total assets were $2,507 million at June 30, 1997.

                                                                   ENTERTAINMENT

In the fiscal year ended June 30, 1997, Universal contributed $5.6 billion to reported revenues, up nine percent from the $5.1 billion contributed in the comparable prior period. Operating income, including the $64 million gain on the sale of Putnam, rose 39 percent to $242 million in fiscal year 1997. Excluding the operating contribution of Putnam and the gain on the sale, reported revenues and operating income increased 12 percent and four percent, respectively.

Filmed Entertainment: In fiscal year 1997, attributed revenues increased seven percent and reported revenues increased six percent. The motion picture group accounted for over 60 percent of the $3.9 billion of attributed revenues, while television accounted for approximately 20 percent. EBITDA declined slightly to $373 million. EBITDA as a percent of attributed revenues declined from 10.3 to
9.5 percent.


                               ENTERTAINMENT EBITDA

                          Twelve Months                        Fiscal Year
                          Ended June 30,                    Ended January 31,

                        1997         1996                          1996*
                        ----         ----                          -----
Filmed Entertainment     62%          69%                            57%
Music                    12%           4%                            14%
Recreation & Other       26%          27%                            29%

*Universal results in fiscal year ended January 31, 1996 are from date of acquisition June 5, 1995

                                                                   ENTERTAINMENT

                                                                       Fiscal Year   Six Months      Twelve Months
                                    Twelve Months        Five Months         Ended        Ended          Ended
                                    Ended June 30,      Ended June 30,  January 31,     June 30,      December 31,
U.S. Dollars in Millions            1997      1996      1996      1995        1996         1995      1995      1994
-------------------------------------------------------------------------------------------------------------------
Attributed Revenues
   Filmed Entertainment          $ 3,917   $ 3,671   $ 1,740   $   193     $ 2,124      $ 1,556   $ 3,487   $ 3,313
   Music                           1,500     1,205       537        85         753          589     1,257     1,293
   Recreation and Other            1,097     1,075       495        88         668          448     1,028       965
                                 ----------------------------------------------------------------------------------
Attributed revenues                6,514     5,951     2,772       366       3,545        2,593     5,772     5,571
Gain on sale of Putnam                64        --        --        --          --           --        --        --
Adjustment for equity companies     (985)     (839)     (412)      (65)       (492)        (372)     (798)     (753)
                                 ----------------------------------------------------------------------------------
Reported Revenues                $ 5,593   $ 5,112   $ 2,360   $   301     $ 3,053      $ 2,221   $ 4,974   $ 4,818
                                 ==================================================================================

EBITDA
   Filmed Entertainment          $   373   $   379   $   176   $    37     $   240      $    89   $   292   $   176
   Music                              72        24       (24)       11          59           75       123       192
   Recreation and Other              158       147        44        18         121           75       178       165
                                 ----------------------------------------------------------------------------------
EBITDA                               603       550       196        66         420          239       593       533
                                                                                   ================================
Gain on sale of Putnam                64        --        --        --          --
Adjustment for equity companies      (97)      (92)      (47)      (11)        (56)
Depreciation and amortization       (328)     (284)     (148)      (23)       (159)
                                 -------------------------------------------------
Operating Income                 $   242   $   174   $     1   $    32     $   205
==================================================================================

Note: The Company's reported financial results for the five-month period ended
June 30, 1996 include six months of Universal (from January 1, 1996 to June 30,
1996) and one month of Universal in the prior period (from the acquisition date of June 5, 1995 to June 30, 1995). The Company's results for the fiscal year ended January 31, 1996 include seven months of Universal (from June 5, 1995 to
December 31, 1995). Universal's results for the six months ended June 30, 1995 and the twelve months ended December 31, 1995 and December 31, 1994 are provided for comparative purposes.

                                               Five Months   Fiscal Year   Twelve Months
                               Twelve Months      Ended        Ended           Ended
                               Ended June 30,    June 30,    January 31,    December 31,
U.S. Dollars in Millions       1997     1996       1996         1996       1995     1994
----------------------------------------------------------------------------------------
Capital Expenditures
   Filmed Entertainment        $ 44     $ 52       $ 33         $ 40       $ 59     $ 66
   Music                         47       37         24           26         33       30
   Recreation and Other         115      180         79          109        137      123
                               ---------------------------------------------------------
                               $206     $269       $136         $175       $229     $219
----------------------------------------------------------------------------------------

Note: Capital expenditures for the five-month period ended June 30, 1996 include six months of Universal (from January 1, 1996 to June 30, 1996). Capital expenditures for the fiscal year ended January 31, 1996 include seven months of Universal (from June 5, 1995 to December 31, 1995). Universal's capital expenditures for the twelve months ended December 31, 1995 and December 31, 1994 are provided for comparative purposes.

The motion picture group's EBITDA was down despite the successful theatrical release of The Nutty Professor, Liar Liar and The Lost World: Jurassic Park, the latter two of which were released relatively late in the fiscal year. The results were negatively impacted by several disappointing releases, including Dante's Peak and McHale's Navy, and a one-time charge associated with the termination of The Bubble Factory production deal. The television group's results were even with last year as the contribution from the international pay and free television agreements and the Multimedia Entertainment and Brillstein-Grey Entertainment acquisitions were offset by higher deficit spending on new television series and the cancellation of several series which were in a profitable position, including Murder, She Wrote and Dream On. The EBITDA of our 50 percent-owned joint venture, USA Networks, was essentially even with the prior year.

Music: In fiscal year 1997, the music group revenues benefited from the substantial investment in new artists and labels in the past two years. Attributed revenues and reported revenues increased 24 percent and 22 percent, respectively. The results reflect a considerably improved chart position. In the U.S., the music group's share of the current album releases rose more than six percentage points to over 14 percent in the first half of calendar year 1997. Major albums in release in 1997 included those by No Doubt, Bush, BLACKstreet, The Wallflowers, Counting Crows and Nirvana.

Music EBITDA tripled to $72 million. EBITDA as a percent of attributed revenues rose from 2.0 percent to 4.8 percent. The margins in both periods were adversely impacted by the continued investment spending for new artists and labels and international expansion.

Recreation and Other: Attributed revenues for Recreation and Other increased two percent while reported revenues decreased three percent. EBITDA increased seven percent to $158 million. The comparison is impacted by the sale of Putnam during fiscal year 1997. Excluding the contribution of Putnam from both years, attributed revenues rose over 20 percent, reported revenues increased 18 percent and EBITDA climbed 22 percent.

The recreation group's strong growth was driven by the successful opening of two new attractions: Jurassic Park - The Ride at Universal Studios Hollywood in June 1996, and Terminator 2: 3-D at Universal Studios Florida, its 50 percent-owned joint venture, in May 1996. Attendance and per capita spending rose at both theme parks. In Hollywood, attendance grew 18 percent and per capita spending rose eight percent. In Florida, attendance rose four percent while per capita spending increased eight percent.

Spencer Gifts continued its strong performance during the period due to new store openings and a four percent increase in comparable store sales. The Universal Studios New Media Group had strong video game sales, principally Crash Bandicoot, offset by increased losses from the Company's equity investment in Interplay Productions. Also, the group incurred start-up costs in connection with the on-line and in-house software development operations in fiscal 1997.

Transition Period vs. Comparable Period Ended June 30, 1995: Revenues were significantly higher than the comparable prior period reflecting the timing of the closing of the Dole* juice and Universal acquisitions in May and June 1995, respectively. EBITDA increased 32 percent to $518 million in the Transition Period. Entertainment EBITDA was $196 million compared with $66 million in the prior period, which represented one month of Universal results. Operating income declined to $179 million in the Transition Period reflecting a substantial increase in the depreciation and amortization expense associated with the Universal and Dole juice acquisitions.

Interest, net and other in the Transition Period was $114 million, $41 million higher than in the five months ended June 30, 1995. The prior period was net of $76 million of interest income largely earned from the temporary investment of the full proceeds from the DuPont redemption from April 1995 until the funding of the Universal acquisition in June 1995.

The income tax provision in the Transition Period included the $67 million benefit related to a settlement with the U.S. government regarding the 1981 exchange of shares of Conoco Inc. for common stock of DuPont. Excluding this tax benefit, the effective income tax rate of 80 percent was significantly higher than the prior year rate of 34 percent because of the non-deductibility of the goodwill amortization associated with the Universal and Dole juice acquisitions and lower taxable earnings.

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

Spirits and Wine: Attributed and reported revenues each grew six percent largely driven by improvement in Europe. In the Transition Period, EBITDA decreased five percent to $250 million primarily reflecting a decline in North America, which more than offset improvement in Europe & Africa and a substantial recovery in several Latin American affiliates. Asia Pacific's results were essentially unchanged. Case volumes rose almost four percent in the Transition Period. Most of the Company's key premium brands grew, including Martell Cognac, Chivas Regal Scotch Whisky, Crown Royal Canadian Whisky, Mumm Sekt Sparkling Wines and Absolut Vodka.

* The Dole brand name is licensed from Dole.

Fruit Juices and Other: Attributed and reported revenues for Fruit Juices and Other each climbed 20 percent. Excluding the juice beverage operations acquired from Dole (the five months ended June 30, 1995 included approximately one month of Dole juice beverage results), Tropicana's attributed revenues grew nine percent and EBITDA rose 16 percent to $72 million. Tropicana Beverages' unit volume increased 21 percent driven largely by an eight percent increase in Pure Premium unit volume in North America and a 40 percent increase in international unit volume.

                                                                   ENTERTAINMENT

In the Transition Period, which includes Universal results from January 1, 1996 to June 30, 1996, Universal contributed $2.4 billion to reported revenues and $1 million to operating income, after significant amortization and depreciation expense. In the period ended June 30, 1995, the Company's results included one month of Universal from the acquisition date of June 5, 1995 until June 30, 1995. During that time, Universal had reported revenues of $301 million and operating income of $32 million. In order to provide a basis of comparison, the discussion that follows is based upon Universal results for the six months ended June 30, 1996 compared with the results for the six months ended June 30, 1995.

Filmed Entertainment: In the six-month period ended June 30, 1996, attributed revenues and reported revenues each rose 12 percent and EBITDA almost doubled to $176 million versus the prior period. The motion picture group was driven by higher worldwide profits from prior year releases, particularly Babe and Casper. The television group had improved results mainly because of the cancellation of several series which were in a deficit position. EBITDA of its 50 percent-owned joint venture, USA Networks, was essentially even with the prior period.

Music: In the six-month period ended June 30, 1996, attributed and reported revenues each declined nine percent, while EBITDA was a loss of $24 million compared to income of $75 million in the comparable prior period. Lower revenues and EBITDA reflect difficult comparisons with the prior period as the six months ended June 30, 1995 included significant carryover business from the very strong fourth quarter of 1994. EBITDA was affected by a substantial investment program in 1996, which included increased spending for international expansion and investment in new artists and label ventures including Universal Records and Rising Tide/Nashville, and the acquisition of a 50 percent interest in Interscope Records.

Recreation and Other: Attributed revenues increased 10 percent and reported revenues increased eight percent during the six-month period ended June 30, 1996 but EBITDA declined from $75 million to $44 million. Attendance and per capita spending at both theme parks were higher in the period ended June 30, 1996 than the prior period. This is due in part to the successful openings of Terminator 2: 3-D at Universal Studios Florida, the Company's 50 percent-owned joint venture, in May 1996 and Jurassic Park - The Ride at Universal Studios Hollywood in June 1996. Recreation EBITDA was down substantially due largely to higher marketing spending and the timing of that spending in advance of the new attractions which opened comparatively late in the period.

Year Ended January 31, 1996 vs. Year Ended January 31, 1995: Both reported revenues and attributed revenues were up substantially over the prior year largely due to the inclusion of partial year results of Universal and the Dole juice business. EBITDA was $1.4 billion compared with $968 million in the prior year. Entertainment contributed $420 million, and Fruit Juices and Other increased 23 percent, while Spirits and Wine declined six percent. Corporate expenses increased to $77 million largely because the increase in the market value of the Company's shares in the year ended January 31, 1996 resulted in the recognition of additional expenses associated with stock-based compensation. Operating income, after a $290 million reengineering charge, declined to $584 million. Excluding this charge, operating income rose 21 percent to $874 million reflecting the contribution from Entertainment and higher Fruit Juices and Other, partially offset by weaker Spirits and Wine results.

The interest, net and other decrease in the year ended January 31, 1996 largely reflected the repayment of debt with a portion of the proceeds from the DuPont redemption and interest income earned from the temporary investment of the DuPont proceeds from April 1995 until the funding of the Universal Studios Holding I Corp. acquisition in June 1995.

The effective income tax rate on continuing operations for the fiscal year ended January 31, 1996 was 44 percent compared with 29 percent (exclusive of the $65 million charge for the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont) in the prior period. The higher effective tax rate resulted from the non-deductibility of goodwill amortization and the charge for reengineering activities, for which a tax benefit was not recognized in some countries where the charge was incurred.

In the fiscal year ended January 31, 1996, income from discontinued DuPont activities included a $3.2 billion after-tax gain on the redemption of the 156 million DuPont shares and $68 million of after-tax dividend income. In the fiscal year ended January 31, 1995, income from the discontinued DuPont activities included $264 million of after-tax dividend income and $353 million of unremitted earnings (Seagram's share of DuPont's earnings not received as cash dividends).

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

                                                                       BEVERAGES

In the fiscal year ended January 31, 1996, the Beverages segment contributed $6.7 billion to reported revenues and $456 million to operating income, after a $290 million charge related to reengineering activities.

Spirits and Wine: Attributed revenues increased slightly while EBITDA decreased six percent. EBITDA as a percent of attributed revenues declined from 16.0 percent to 15.0 percent.

Case volumes declined three percent in the year ended January 31, 1996 principally from the reduction of trade inventories in Europe, in particular for Mumm Sekt Sparkling Wines. However, a number of the Company's premium brands showed strong unit gains, including Chivas Regal Scotch Whisky, Martell Cognac and Crown Royal Canadian Whisky. Absolut Vodka showed growth in shipments in the U.S. and globally as the Company continued to expand its distribution of the brand.

The EBITDA decline was attributable to a 20 percent shortfall in Europe & Africa, partially mitigated by strong performances in Asia Pacific and the Americas. The weakness in Europe & Africa resulted primarily from difficult trading conditions in Germany, Spain and Portugal. Asia Pacific continued its broad-based profit growth, particularly in Greater China and South Korea. North America's results were driven largely by growth in Crown Royal Canadian Whisky, Captain Morgan Original Spiced Rum and Absolut Vodka. The improved contribution from Latin America was mainly the result of significantly higher profits in Venezuela.

Fruit Juices and Other: Attributed revenues for the total unit increased 19 percent to $1.9 billion as Tropicana Beverages had 22 percent higher revenues, including the partial year results of the juice beverage business acquired from Dole. Tropicana's attributed revenues rose eight percent, excluding revenues from the acquired Dole operations. EBITDA, before the reengineering charge, rose 23 percent to $196 million reflecting strong performances in the Tropicana base businesses and the acquisition of the Dole juice beverage business.

Excluding the operations acquired from Dole, Tropicana's unit volume increased eight percent driven largely by an 11 percent increase in Pure Premium in North America and a 71 percent increase in international revenues.

Reengineering Activities: In connection with a program to better position its beverage operations for strategic growth, the Company recorded a pretax charge of $290 million in the quarter ended October 31, 1995. The charge related principally to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems. After giving effect to the charge, the Beverages segment reported operating income of $456 million compared with $781 million in the prior year.

                                                                   ENTERTAINMENT

In the year ended January 31, 1996, Universal contributed $3.1 billion to reported revenues and $205 million to operating income, which represented Universal's results since the Company acquired its 80 percent interest in Universal in June 1995. Although the Company's reported financial results reflected only the partial year of Universal operations, in order to provide a basis of comparison, the discussion that follows is based upon Universal results for the 12 months ended December 31, 1995 compared with the prior year.

Filmed Entertainment: Attributed revenues grew five percent to $3.5 billion, and EBITDA increased to $292 million from $176 million. The motion picture group was driven by the successful worldwide performance of Casper, Apollo 13 and Babe. Television operations benefited from higher sales of library product at improved margins, in addition to reduced losses on fewer new network and first-run syndication series. EBITDA of the Company's 50 percent-owned joint venture, USA Networks, increased substantially due to higher advertising revenues, increased subscriber revenues and lower programming costs.

Music: The music group faced difficult comparisons due to an exceptionally strong performance in 1994. Attributed revenues declined three percent to $1,257 million, while EBITDA fell 36 percent to $123 million. New releases in 1995 included albums by Live and White Zombie, and the Dangerous Minds soundtrack, following successful new albums in 1994 by The Eagles, Counting Crows, Aerosmith and Nirvana.

Recreation and Other: Attributed revenues increased seven percent to $1,028 million in 1995, while EBITDA grew to $178 million from $165 million. Theme parks were solid, despite competitive pressure from new attractions and aggressive marketing efforts at other theme parks. Universal Studios Hollywood had a four percent increase in per capita spending and one percent growth in attendance. Per capita spending at Universal Studios Florida was up slightly and attendance was essentially unchanged. Book publishing was higher due to successful new releases by a number of authors including Tom Clancy, Patricia Cornwell, Amy Tan and Charles Kuralt. Spencer Gifts had a very strong year, with comparable store sales up over nine percent.

                                    LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

The Company's financial position strengthened during the fiscal year ended June 30, 1997. Net cash provided by ongoing operations was $2,146 million, following net cash provided of $903 million in the five months ended June 30, 1996. The results for the fiscal year included significant non-cash charges such as amortization of film costs, depreciation and amortization of assets and amortization of excess of cost over fair value of assets. In addition, cash was generated by a reduction in working capital requirements.

Net cash provided by investing activities was $242 million in fiscal year 1997. The net cash provided includes gross proceeds from the sale of 30 million Time Warner shares ($1.39 billion), the sale of the DuPont warrants ($500 million) and the sale of Putnam ($330 million). These cash proceeds were partially offset by film production costs of $1.36 billion and capital expenditures of $507 million: Beverages - $301 million and Entertainment - $206 million. In the Transition Period, net cash used for investing activities was $1.3 billion. The major items which required cash included the investment in Interscope Records of $200 million, the investment in Brillstein-Grey Entertainment of $81 million and investments in unconsolidated companies including Cineplex Odeon Corporation and SEGA GameWorks. In addition, film production costs were $626 million and total capital expenditures were $305 million: Beverages - $168 million, Universal - $136 million and Corporate - $1 million.

The Company has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Company will serve as sole distributor and earn a distribution fee, which is variable and contingent upon the films' performance. In addition, the Company has the option to purchase the films at certain future dates.

In the fiscal year ended June 30, 1997, the net result of cash provided by ongoing operations and investing activities, the payment of $239 million of dividends and the repurchase of $416 million of the Company's common shares was a decrease in net debt of $1.9 billion. This reflects a decline in short-term debt of $1,589 million and a $225 million increase in cash and short-term investments. In the five months ended June 30, 1996, net debt increased by $562 million largely due to the funding of entertainment investments.

The Company's total long- and short-term debt, net of cash and short-term investments, decreased to $2.2 billion at June 30, 1997 from $4.1 billion at June 30, 1996. The Company's ratio of net debt to total capitalization (including minority interest) declined from 27 percent to 17 percent, reflecting the lower debt outstanding. In addition, the Company's liquidity is enhanced by the ownership of 26.8 million shares of Time Warner common stock which had a market value of $1.3 billion on June 30, 1997. As previously indicated, the Company does not view its remaining investment in Time Warner as a strategic asset.

The Company's working capital position is reinforced by available credit facilities of $3.8 billion. These facilities are used to support the Company's commercial paper borrowings and are available for general corporate purposes. The Company believes its internally-generated liquidity together with access to external capital resources will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise.

The Company is exposed to changes in financial market conditions in the normal course of its business operations due to its operations in different foreign currencies and its ongoing investing and funding activities. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. The Company has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities which include short-term investments and borrowings and long-term debt used to maintain liquidity and fund its business operations. The Company continues to utilize U.S. dollar-denominated commercial paper to fund seasonal working capital requirements in the U.S. and Canada. The Company also borrows in different currencies from other sources to meet the borrowing needs of its affiliates. The nature and amount of the Company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.


                NET DEBT* AS A PERCENTAGE OF TOTAL CAPITAL**

                               Fiscal Years Ended
                        June 30,                        January 31,
                    1997      1996                   1996      1995
                    ----      ----                   ----      ----
                     17%       27%                    24%       48%

*   Net of cash and short-term securities
**  Net debt, Minority interest and Shareholders equity

                                                                                      QUARTERLY HIGH AND LOW SHARE PRICES

                              Fiscal Year Ended        Five-Month Period
                                June 30, 1997            Ended June 30,                Fiscal Years Ended January 31,
                                                             1996                      1996                     1995
                               High         Low        High          Low         High         Low         High         Low
--------------------------------------------------------------------------------------------------------------------------
                                                                                       QUARTERLY HIGH AND LOW SHARE PRICES
New York Stock Exchange
   First Quarter          US$38 3/8   US$30 7/8   US$38 3/8    US$31 3/4    US$32 3/8   US$25 5/8    US$31       US$27
   Second Quarter            41 7/8      35 1/4      36 3/8       32 1/2       36 3/4      26 3/4       32          28 1/8
   Third Quarter             42 3/4      38                                    38 1/8      34 1/4       32 5/8      29 1/8
   Fourth Quarter            41 7/8      35 3/4                                39 1/2      34 1/4       30 3/4      27 1/8
Canadian Stock Exchanges
(Canadian Dollars)
   First Quarter           C$52 1/4    C$42 1/4    C$52 1/2     C$43 1/8     C$45 1/4    C$35 1/2     C$42 1/2    C$37 1/4
   Second Quarter            57 4/10     47 1/2      49 3/4       44 2/5       50          36 1/4       43 7/8      38 3/4
   Third Quarter             57 3/10     51 9/10                               52          46 1/4       44 5/8      39 1/4
   Fourth Quarter            58 1/10     50                                    53 1/4      46 7/8       43 1/8      37 3/8
--------------------------------------------------------------------------------------------------------------------------

The Company's operating cash flows denominated in foreign currency as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Company continually evaluates its foreign currency exposure (primarily British pound, French franc, German mark and Swiss franc), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, the Company engages in hedging activities. The magnitude and nature of such hedging activities are explained further in Note 8 to the financial statements.

The Company employs a variance/covariance approach in its calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95 percent confidence level and assuming a one-day holding period. The VaR, which is the potential loss in fair value, attributable to those interest rate sensitive exposures associated with the Company's exposure to interest rates was $12 million at June 30, 1997 and the average VaR for the year then ended was $14 million. This exposure is primarily related to long-term debt with fixed interest rates. The VaR, which is the potential loss in earnings, at June 30, 1997 and the average VaR for the year then ended associated with the Company's exposure to foreign exchange rates primarily as a result of its foreign currency denominated debt was $2 million. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the Company's VaR calculation.

                                                          RETURN TO SHAREHOLDERS

The Company had 7,586 registered shareholders at August 15, 1997. The Company's common shares are listed on the New York, Toronto, Montreal, Vancouver and London Stock Exchanges. Closing prices at June 30, 1997, on the New York and Toronto Stock Exchanges were $40.25 and C$55.50, respectively.

In the fiscal year ended June 30, 1997, the Company paid dividends of $0.15 per share in the first quarter and $0.165 per share in each of the final three quarters. In the Transition Period dividends paid were $0.15 per share per quarter. In the year ended January 31, 1996, the Company also paid dividends of $0.15 per share in each of the four quarters. Dividends paid to shareholders totaled $239 million in fiscal year 1997, $112 million in the Transition Period and $224 million and $216 million in the years ended January 31, 1996 and 1995, respectively.

                                           CONSOLIDATED STATEMENT OF INCOME

                                                          Fiscal    Transition
                                                      Year Ended  Period Ended              Fiscal Years
                                                         June 30,      June 30,           Ended January 31,
U.S. Dollars in Millions, Except Per Share Amounts          1997          1996           1996          1995
-----------------------------------------------------------------------------------------------------------
Revenues                                                 $12,560       $ 5,013        $ 9,747       $ 6,399
Cost of revenues                                           7,683         3,186          6,122         3,654
Selling, general and administrative expenses               3,944         1,648          3,041         2,020
                                                         --------------------------------------------------
Operating Income                                             933           179            584           725
Interest, net and other                                       34           114            235           362
                                                         --------------------------------------------------
                                                             899            65            349           363
Provision (benefit) for income taxes                         385           (15)           153           169
Minority interest charge (credit)                             12            (5)            22            --
                                                         --------------------------------------------------
Income Before Discontinued DuPont Activities and
   Cumulative Effect of Accounting Change                    502            85            174           194
                                                         --------------------------------------------------
Discontinued DuPont Activities:
   Dividends, after tax                                       --            --             68           264
   Unremitted earnings                                        --            --             --           353
   Gain on redemption of 156 million shares, after tax        --            --          3,164            --
                                                         --------------------------------------------------
                                                              --            --          3,232           617
Income Before Cumulative Effect of Accounting Change         502            85          3,406           811
Cumulative effect of accounting change, after tax             --            --             --           (75)
                                                         --------------------------------------------------
Net Income                                               $   502       $    85        $ 3,406       $   736
                                                         ==================================================
Earnings Per Share
   Income before discontinued DuPont activities
      and cumulative effect of accounting change         $  1.36       $   .23        $   .46       $   .52
   Discontinued DuPont activities, after tax                  --            --           8.67          1.66
                                                         --------------------------------------------------
   Income Before Cumulative Effect of Accounting Change     1.36           .23           9.13          2.18
   Cumulative effect of accounting change, after tax          --            --             --          (.20)
                                                         --------------------------------------------------
   Net Income                                            $  1.36       $   .23        $  9.13       $  1.98
-----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                           CONSOLIDATED BALANCE SHEET

                                                                    June 30,   June 30,  January 31,
U.S. Dollars in Millions                                               1997       1996         1996
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and short-term investments at cost                         $    504   $    279     $    254
   Receivables, net                                                   2,015      1,770        2,276
   Inventories                                                        2,974      3,142        2,914
   Film costs, net of amortization                                      538        471          510
   DuPont warrants                                                       --        440           --
   Deferred income taxes                                                521        402          361
   Prepaid expenses and other current assets                            402        382          325
                                                                   --------------------------------
   Total Current Assets                                               6,954      6,886        6,640
                                                                   --------------------------------
Common stock of DuPont                                                1,034        651          631
DuPont warrants                                                          --         --          440
Common stock of Time Warner                                           1,291      2,228        2,356
Film costs, net of amortization                                         840        783          790
Artists' contracts, advances and other entertainment assets             645        680          721
Deferred charges and other assets                                       714        736          737
Property, plant and equipment, net                                    3,125      2,951        2,806
Investments in unconsolidated companies                               2,097      2,162        1,936
Excess of cost over fair value of assets acquired                     4,236      4,551        4,298
                                                                   --------------------------------
                                                                   $ 20,936   $ 21,628     $ 21,355
                                                                   --------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings and indebtedness payable within one year  $    255   $  1,850     $    936
   Accrued royalties and participations                                 865        602          642
   Payables and accrued liabilities                                   2,083      2,086        2,164
   Income and other taxes                                               314        149          112
                                                                   --------------------------------
   Total Current Liabilities                                          3,517      4,687        3,854
                                                                   --------------------------------

Long-term indebtedness                                                2,494      2,562        2,889
Accrued royalties and participations                                    364        388          404
Deferred income taxes                                                 2,461      2,163        2,185
Other credits                                                           827        784          851
Minority interest                                                     1,851      1,839        1,844
Shareholders' Equity
   Shares without par value                                             809        725          709
   Cumulative currency translation adjustments                         (427)      (246)        (268)
   Cumulative gain on equity securities, after tax                      781        337          407
   Retained earnings                                                  8,259      8,389        8,480
                                                                   --------------------------------
   Total Shareholders' Equity                                         9,422      9,205        9,328
                                                                   --------------------------------
                                                                   $ 20,936   $ 21,628     $ 21,355
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                              Approved by the Board


       /s/ Edgar M. Bronfman                            /s/ C.E. Medland

         Edgar M. Bronfman                                C.E. Medland
             DIRECTOR                                       DIRECTOR

                                                                                       CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                            Fiscal    Transition
                                                                        Year Ended  Period Ended             Fiscal Years
                                                                           June 30,      June 30,          Ended January 31,
U.S. Dollars in Millions                                                      1997          1996          1996          1995
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income Before Discontinued DuPont Activities and
   Cumulative Effect of Accounting Change                                  $   502       $    85       $   174       $   194
                                                                           -------------------------------------------------
Adjustments to Reconcile Income Before Discontinued DuPont Activities and
   Cumulative Effect of Accounting Change to Net Cash Provided:
   Amortization of film costs                                                1,050           524           642            --
   Depreciation and amortization of assets                                     353           158           255           138
   Amortization of excess of cost over fair value of assets acquired           194            84           113            46
   Gain on sale of Time Warner shares, DuPont warrants and Putnam,
      before tax                                                              (278)           --            --            --
   Minority interest charged (credited) to income                               12            (5)           22            --
   Sundry                                                                      147            70            46            17
   Changes in assets and liabilities:
      Receivables, net                                                        (213)          532          (172)         (157)
      Inventories                                                               (8)         (212)         (137)          (23)
      Prepaid expenses and other current assets                                (65)          (59)          (19)          (36)
      Artists' contracts, advances and other entertainment assets               (2)            1            66            --
      Payables and accrued liabilities                                         322          (243)          140           363
      Income and other taxes payable                                           161            55          (105)           38
      Deferred income taxes                                                    (52)           15            14          (114)
      Other credits                                                             23          (102)          (14)           53
                                                                           -------------------------------------------------
                                                                             1,644           818           851           325
                                                                           -------------------------------------------------
Net Cash Provided by Continuing Operations                                   2,146           903         1,025           519
                                                                           -------------------------------------------------
INVESTING ACTIVITIES
Film production                                                             (1,356)         (626)         (684)           --
Capital expenditures                                                          (507)         (305)         (433)         (172)
Proceeds from sale of Time Warner shares, DuPont warrants and Putnam         2,217            --            --            --
Investment in Interscope Records                                                --          (200)           --            --
Investment in Brillstein-Grey Entertainment                                     --           (81)           --            --
Discontinued DuPont activities:
   Dividends, net of taxes paid                                                 --            --            68           264
   Proceeds from redemption of shares, net of taxes paid                        --            --         7,729            --
Purchase of 80 percent interest in Universal                                    --            --        (5,523)           --
Purchase of Dole juice beverage business                                        --            --          (273)           --
Purchase of Time Warner common stock                                            --            --            --          (474)
Increase in DuPont investment related to 1981 transaction                       --            --            --          (162)
Sundry                                                                        (112)         (117)           (9)          (93)
                                                                           -------------------------------------------------
Net Cash Provided by (Used for) Investing Activities                           242        (1,329)          875          (637)
                                                                           -------------------------------------------------
FINANCING ACTIVITIES
Dividends paid                                                                (239)         (112)         (224)         (216)
Issuance of shares upon exercise of stock options and
   conversion of LYONs                                                         107            20            72            22
Shares purchased and retired                                                  (416)          (68)          (18)          (23)
Increase in long-term indebtedness                                               3            36           214             3
Decrease in long-term indebtedness                                             (29)         (341)         (251)         (252)
(Decrease) increase in short-term borrowings and
   indebtedness payable within one year                                     (1,589)          916        (1,596)          610
                                                                           -------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                        (2,163)          451        (1,803)          144
                                                                           -------------------------------------------------
Net Increase in Cash and Short-term Investments                            $   225       $    25       $    97       $    26
----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                                                                     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                Common Shares             Cumulative       Cumulative
                                                              Without Par Value             Currency       Gain (Loss)
                                                            Number                       Translation        on Equity      Retained
U.S. Dollars in Millions, Except Per Share Amounts        (thousands)        Amount      Adjustments       Securities      Earnings
-----------------------------------------------------------------------------------------------------------------------------------
January 31, 1994                                           372,489            $ 617            $(479)           $  46        $4,817

Fiscal year ended January 31, 1995
   Net income before cumulative
      effect of accounting change                                                                                               811
   Cumulative effect of accounting change                                                                                       (75)
   Dividends paid ($.58 per share)                                                                                             (216)
   Change in currency translation adjustments                                                    120
   Change in market value of equity
      securities, net of $70 tax benefit                                                                         (131)
   Shares issued -- exercise of stock options                  827               21
                 -- conversion of LYONs                         31                1
   Shares purchased and retired                               (810)              (1)                                            (22)
                                                         --------------------------------------------------------------------------
January 31, 1995                                           372,537              638             (359)             (85)        5,315

Fiscal year ended January 31, 1996
   Net income                                                                                                                 3,406
   Dividends paid ($.60 per share)                                                                                             (224)
   Change in currency translation adjustments                                                     91
   Change in market value of equity
      securities, net of $265 tax                                                                                 492
   Shares issued -- exercise of stock options                2,056               57
                 -- conversion of LYONs                        550               15
   Shares purchased and retired                               (681)              (1)                                            (17)
                                                         --------------------------------------------------------------------------
January 31, 1996                                           374,462              709             (268)             407         8,480

Transition period ended June 30, 1996
   Net income                                                                                                                    85
   Dividends paid ($.30 per share)                                                                                             (112)
   Change in currency translation adjustments                                                     22
   Change in market value of equity
      securities, net of $38 tax benefit                                                                          (70)
   Shares issued -- exercise of stock options                  612               18
                 -- conversion of LYONs                         57                2
   Shares purchased and retired                             (2,072)              (4)                                            (64)
                                                         --------------------------------------------------------------------------
June 30, 1996                                              373,059              725             (246)             337         8,389

Fiscal year ended June 30, 1997
   Net income                                                                                                                   502
   Dividends paid ($.645 per share)                                                                                            (239)
   Change in currency translation adjustments                                                   (181)
   Change in market value of equity
      securities, net of $239 tax                                                                                 444
   Shares issued -- exercise of stock options                3,243               98
                 -- conversion of LYONs                        296                9
   Shares purchased and retired                            (11,317)             (23)                                           (393)
                                                         --------------------------------------------------------------------------
June 30, 1997                                              365,281            $ 809            $(427)           $ 781        $8,259
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Seagram Company Ltd. operates in two global business segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers. The entertainment company, Universal Studios, Inc. ("Universal"), formerly known as MCA INC., produces and distributes motion picture, television and home video products, and recorded music; and operates theme parks and retail stores. The Company sold its book publishing unit during the fiscal year ended June 30, 1997 (Note 4).

More than 50 percent of the Company's shares are held by U.S. residents and, therefore, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) which, in their application to the Company, conform in all material respects to Canadian GAAP. Differences between U.S. and Canadian GAAP and the magnitude thereof are discussed in Note 17. Should a material difference arise in the future, financial statements will be provided under both U.S. and Canadian GAAP.

Principles of Consolidation: The consolidated financial statements include the accounts of The Seagram Company Ltd. and its subsidiaries. The equity method is used to account for unconsolidated affiliates owned 20 percent or more. In conformity with GAAP, management has made estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Foreign Currency Translation: Except for operations in highly inflationary economies, affiliates outside the U.S. operating in the beverages segment use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income. Affiliates outside the U.S. operating in the entertainment segment principally use the U.S. dollar as the functional currency.

Inventories: Inventories are stated at cost, which is not in excess of market, and consist principally of spirits, wines and fruit juices. The cost of spirits, wines and fruit juices inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method. The cost of music, publishing, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

In accordance with industry practice, current assets include spirits and wines which, in the Company's normal business cycle, are aged for varying periods of years.

Revenues and Costs

Film: Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Generally, television films are first licensed for network exhibition and foreign syndication or home video, and subsequently for domestic syndication or cable television. Certain television films are produced and/or distributed directly for initial exhibition by local television stations, advertiser-supported cable television, pay television and/or home video.

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

Film costs, net of amortization, classified as current assets include the portion of unamortized costs of completed theatrical films allocated to theatrical, home video and pay television distribution markets; television films in production which are under contract of sale; and a portion of costs of completed television films. The allocated portion of released film costs expected to be realized from secondary markets or other exploitation is reported as a noncurrent asset. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets. Abandoned story and development costs are charged to film production overhead. Film costs are stated at the lower of unamortized cost or estimated net realizable value as periodically determined on a film-by-film basis. Approximately $300 million of the cost of the Universal acquisition was allocated to the film library and is being amortized on a straight-line basis principally over a 20 year life.

Recorded Music and Book Publishing: Revenues from the sale of recorded music and books, net of provision for estimated returns and allowances, are recognized upon shipment. Advances to established recording artists and writers and direct costs associated with the creation of record masters and books are capitalized and are charged to expense as the related royalties are earned or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recouped from royalties to be earned. Approximately $400 million of the cost of the Universal acquisition was allocated to artists' contracts, music catalogs and copyrights and is being amortized, on an accelerated basis, over a 14 to 20 year life.

Property, Plant and Equipment: Property, plant and equipment is carried at cost. Depreciation is determined for financial reporting purposes using the straight-line method over estimated useful asset lives, generally at annual rates of 2-10 percent for buildings, 4-33 percent for machinery and equipment and 2-20 percent for other assets.

Excess of Cost Over Fair Value of Assets Acquired and Other Intangible Assets:
The unallocated excess of cost of purchased businesses over the fair value of assets acquired, the excess of investments in unconsolidated companies over the underlying equity in tangible net assets acquired and other intangible assets are being amortized on a straight-line basis over various periods from six to 40 years from the date of acquisition. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining amortization period of the goodwill to the net carrying value of goodwill.

Income Taxes: Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred taxes are not provided for that portion of undistributed earnings of foreign subsidiaries which is considered to be permanently reinvested.

Benefit Plans: Retirement pensions are provided for substantially all of the Company's employees through either defined benefit or defined contribution plans sponsored by the Company or unions representing employees. For Company-sponsored defined benefit plans, pension expense and plan contributions are determined by independent consulting actuaries; pension benefits under defined benefit plans generally are based on years of service and compensation levels near the end of employee service. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Contributions to defined contribution plans are funded and expensed currently. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S. Postemployment programs, principally severance, are provided for the majority of nonunion employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

Stock-based Compensation: Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

Financial Instruments: The Company occasionally uses foreign exchange contracts to hedge a portion of its foreign indebtedness. In addition, the Company hedges foreign currency risk on intercompany payments through currency forwards and options which offset the exposure being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge foreign debt and intercompany payments are recorded in the income statement in selling, general and administrative expenses.

Comprehensive Income: The Financial Accounting Standards Board recently issued FAS 130, Reporting Comprehensive Income, which is effective for the Company's fiscal year beginning July 1, 1998. The Company is still evaluating the presentation requirements of this pronouncement.

Reclassifications: Certain prior period amounts in the financial statements and notes have been reclassified to conform with the current year presentation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              TIME WARNER INC. ("TIME WARNER") INVESTMENT-NOTE 1

On May 28, 1997, the Company sold 30 million of its 56.8 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The gain on the sale of the shares, included in interest, net and other, was $154 million ($100 million after tax) in accordance with the specific identification method.

At June 30, 1997, the Company's remaining 26.8 million Time Warner shares, which are accounted for at market value, had a total cost of $937 million.

                  DUPONT SHARE REDEMPTION AND REMAINING DUPONT INVESTMENT-NOTE 2

On April 6, 1995, E.I. du Pont de Nemours and Company ("DuPont") redeemed 156 million shares of its common stock owned by the Company for $8.336 billion plus share purchase warrants which the Company valued as of the date of the transaction at $440 million. The Company received after-tax proceeds of approximately $7.7 billion from the transaction. The $3.2 billion gain on the transaction was net of a $2 billion tax provision of which $1.5 billion was deferred. The Company has retained 16.4 million shares of DuPont common stock, post-split (on June 12, 1997, DuPont common stock was split two-for-one), which were carried at their market value of $1.03 billion at June 30, 1997. The underlying historical value of the remaining DuPont shares is $187 million which represents the historical cost of the retained shares plus unremitted earnings related to those shares.

The warrants were sold to DuPont for $500 million on July 24, 1996. The gain on the sale of the warrants was $60 million ($39 million after tax) and is reflected in interest, net and other in the fiscal year ended June 30, 1997.

During the fiscal year ended January 31, 1995, the Company owned 164.2 million shares, pre-split, (approximately 24 percent) of the outstanding common stock of DuPont and accounted for its interest in DuPont using the equity method, whereby its proportionate share of DuPont's earnings was included in income. Financial information for DuPont for its year ended December 31, 1994 follows.

                                                    DUPONT FINANCIAL INFORMATION

Millions                                            Year Ended December 31, 1994
--------------------------------------------------------------------------------
Sales and other income                                                  $ 40,259
Cost of goods sold and all other expenses                                 35,877
Provision for income taxes                                                 1,655
                                                                        --------
Net income                                                              $  2,727
--------------------------------------------------------------------------------

  ACQUISITION OF 80 PERCENT INTEREST IN UNIVERSAL STUDIOS HOLDING I CORP.-NOTE 3

On June 5, 1995, the Company completed its purchase of an 80 percent interest in Universal Studios Holding I Corp. ("Universal"), formerly MCA Holding I Corp., the indirect parent of Universal Studios, Inc., formerly MCA INC., from Matsushita Electric Industrial Co., Ltd. ("Matsushita") for $5.7 billion. Matsushita retains a 20 percent interest in Universal.

The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $2.6 billion of unallocated excess of cost over fair value of assets acquired which is being amortized over 40 years.

The unaudited condensed pro forma income statement data which follows assumes the Universal acquisition and the redemption of 156 million shares of DuPont common stock occurred at the beginning of each period presented. The unaudited condensed pro forma income statement data were prepared based upon the historical consolidated income statements of the Company for the fiscal years ended January 31, 1996 and 1995, and of Universal for the five months ended May 31, 1995 and the twelve months ended December 31, 1994, adjusted to reflect purchase accounting. Financial results for Universal for the seven-month period June 1995 through December 1995 were included in the Company's results for the fiscal year ended January 31, 1996. The unaudited pro forma information is not necessarily indicative of the combined results of operations of the Company and Universal that would have resulted if the transactions had occurred on the dates previously indicated, nor is it necessarily indicative of future operating results of the Company.

                                                PRO FORMA INCOME STATEMENT DATA

                                                                 Fiscal Years
                                                               Ended January 31,
Millions, Except Per Share Amounts (Unaudited)                  1996       1995
-------------------------------------------------------------------------------
Revenues                                                    $ 11,667   $ 11,217
                                                            -------------------
Income before cumulative effect of accounting change        $    154   $    346
Cumulative effect of accounting change                            --        (75)
                                                            -------------------
Net income                                                  $    154   $    271
                                                            ===================
Per share data:
Income before cumulative effect of accounting change        $    .41   $    .93
Cumulative effect of accounting change                            --       (.20)
                                                            -------------------
Net income                                                  $    .41   $    .73
-------------------------------------------------------------------------------

The above pro forma presentation excludes the $3.2 billion after-tax gain on the redemption of the DuPont shares.

                                                 SALE OF PUBLISHING-GROUP NOTE 4

On December 16, 1996, the Company completed the sale of its book publishing unit, The Putnam Berkley Group, Inc. ("Putnam"). Proceeds from the sale were $330 million, resulting in a $64 million pretax gain on the disposition. There was no after-tax gain or loss due to the write-off of non-tax-deductible goodwill associated with Putnam. The operating results of Putnam through December 16, 1996 are included in operating income.

                                   ACQUISITION OF THE JUICE BEVERAGE BUSINESS OF
                                     THE DOLE FOOD COMPANY, INC. ("DOLE")-NOTE 5

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

                                  INVESTMENTS IN UNCONSOLIDATED COMPANIES-NOTE 6

The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled and are carried in the consolidated balance sheet on the equity method.

Entertainment Segment: Significant investments at June 30, 1997 include USA Networks, owner of three advertiser-supported cable television services, USA Network, the Sci-Fi Channel, and Sci-Fi Europe (50 percent owned); Cineplex Odeon Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (42 percent owned); United International Pictures, a distributor of theatrical and pay television product outside the U.S. and Canada (33 percent owned); Cinema International BV, primarily engaged in marketing of home video product outside the U.S. and Canada (49 percent owned); Cinema International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned); Brillstein-Grey Entertainment (49.5 percent owned) which owns 50 percent of Brillstein-Grey Communications, a producer of network television series; Universal City Florida Partners, which owns Universal Studios Florida, a motion picture and television themed tourist attraction and production facility in Orlando, Florida (50 percent owned); Universal City Development Partners, which has begun development on land adjacent to Universal Studios Florida of an additional themed tourist attraction, Universal Islands of Adventure, and commercial real estate (50 percent owned); USJ Co., Ltd., which has begun development of a motion picture themed tourist attraction, Universal Studios Japan, and commercial real estate in Osaka, Japan (11 percent owned at June 30, 1997; ownership increased to 21 percent in July 1997 and is committed to increase further to 24 percent in fiscal 1998); SEGA GameWorks, which designs, develops and operates location-based entertainment centers (31 percent owned); and Interplay Productions, an entertainment software developer (48 percent owned).

Beverages Segment: Significant investments at June 30, 1997 include Doosan Seagram Co., Ltd., which is engaged in the production and marketing of whisky products in South Korea (50 percent owned); Seagram (Thailand) Limited, an importer and distributor of spirits and wines (49 percent owned); Kirin-Seagram Limited, engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (50 percent owned); and Kirin-Tropicana Inc., engaged in the manufacture, sale and distribution, import and export of fruit juice beverages (50 percent owned).

Summarized financial information, derived from unaudited historical financial information, is presented below for the Company's investments in unconsolidated companies.

                                            SUMMARIZED BALANCE SHEET INFORMATION

                                                June 30,   June 30,  January 31,
Millions                                           1997       1996         1996
-------------------------------------------------------------------------------
Current assets                                   $1,414     $1,290       $1,102
Noncurrent assets                                 2,569      2,317        2,219
                                                 ------------------------------
Total assets                                     $3,983     $3,607       $3,321
                                                 ------------------------------
Current liabilities                              $1,205     $1,049       $  920
Noncurrent liabilities                            1,427      1,219        1,254
Equity                                            1,351      1,339        1,147
                                                 ------------------------------
Total liabilities and equity                     $3,983     $3,607       $3,321
                                                 ==============================
Proportionate share of net assets
   of unconsolidated companies                   $  624     $  612       $  549
-------------------------------------------------------------------------------

Approximately $1.5 billion of the cost of the Universal acquisition was allocated to the investment in unconsolidated companies and is being amortized on a straight-line basis over 40 years.

                                              SUMMARIZED STATEMENT OF OPERATIONS

                                       Fiscal Year     Transition   Fiscal Year
                                             Ended   Period Ended         Ended
                                           June 30,       June 30,   January 31,
Millions                                      1997           1996          1996
-------------------------------------------------------------------------------
Revenues                                    $4,920         $2,168        $2,851
Earnings before interest and taxes             357            188           214
Net income                                     235            129           137
-------------------------------------------------------------------------------

The Company's operating income includes $127 million, $57 million and $72 million in equity in the earnings of unconsolidated companies for the fiscal year ended June 30, 1997, the transition period ended June 30, 1996, and the fiscal year ended January 31, 1996, respectively, principally in the entertainment segment.

                           LONG-TERM INDEBTEDNESS AND CREDIT ARRANGEMENTS-NOTE 7
                                                          LONG-TERM INDEBTEDNESS

                                                               June 30,          June 30,        January 31,
Millions                                                         1997              1996               1996
----------------------------------------------------------------------------------------------------------
9% Debentures due December 15, 1998 (C$200 million)*          $   156           $   156            $   156
Unsecured term bank loans, due 1997 to 1999, with a
   weighted average interest rate of 4.77%                        190               251                267
6.5% Debentures due April 1, 2003                                 200               200                200
8.35% Debentures due November 15, 2006                            200               200                200
8 3/8% Guaranteed Debentures due February 15, 2007                200               200                200
7% Guaranteed Debentures due April 15, 2008                       200               200                200
8 7/8% Guaranteed Debentures due September 15, 2011               223               223                223
9.65% Guaranteed Debentures due August 15, 2018                   249               249                249
9% Guaranteed Debentures due August 15, 2021                      198               198                198
8.35% Debentures due January 15, 2022                             199               199                199
6.875% Debentures due September 1, 2023                           200               200                200
6% Swiss Franc Bonds due September 30, 2085 (SF 250 million)      171               200                206
Sundry                                                            147               217                444
                                                              --------------------------------------------
                                                                2,533             2,693              2,942
Indebtedness payable within one year                              (39)             (131)               (53)
                                                              --------------------------------------------
                                                              $ 2,494           $ 2,562            $ 2,889
----------------------------------------------------------------------------------------------------------

* All principal and interest payments for these 9% Debentures were converted at issuance through a series of currency exchange contracts from Canadian dollars to U.S. dollars with an effective interest rate of 7.7%.

The Company's unused lines of credit totaled $3.8 billion and have varying terms of up to five years. At June 30, 1997, short-term borrowings comprised $216 million of bank borrowings bearing interest at market rates.

Interest expense on long-term indebtedness was $218 million in the fiscal year ended June 30, 1997, $96 million in the transition period ended June 30, 1996, and $236 million and $246 million in the fiscal years ended January 31, 1996 and 1995, respectively. Annual repayments and redemptions of long-term indebtedness for the five fiscal years subsequent to June 30, 1997 are: 1998 - $39 million; 1999 - $289 million; 2000 - $30 million; 2001 - $1 million; and 2002 - $0.

Joseph E. Seagram & Sons, Inc. ("JES"), the Company's U.S. spirits and wine subsidiary, has outstanding $10 million of Liquid Yield Option Notes (LYONs), which are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the holder's option, into 18.44 of the Company's common shares (353,146 shares at June 30, 1997). The Company has guaranteed the LYONs on a subordinated basis.

In addition, the Company has unconditionally guaranteed JES's 8 3/8 percent Debentures due February 15, 2007, 7 percent Debentures due April 15, 2008, 8 7/8 percent Debentures due September 15, 2011, 9.65 percent Debentures due August 15, 2018 and 9 percent Debentures due August 15, 2021.

Summarized below is the JES financial information:

                                                Fiscal    Transition
                                            Year Ended  Period Ended             Fiscal Years
                                               June 30,      June 30,          Ended January 31,
Millions                                          1997          1996          1996          1995
------------------------------------------------------------------------------------------------
Revenues                                       $ 3,754       $ 1,362       $ 4,031       $ 4,566
Cost of revenues                                 2,790         1,062         2,976         3,125
Income before discontinued DuPont activities
   and cumulative effect of accounting change       87            57            43            60
Discontinued DuPont activities, after tax           --            --         3,232           617
Cumulative effect of accounting change              --            --            --           (56)
                                               -------------------------------------------------
Net income                                     $    87       $    57       $ 3,275       $   621
------------------------------------------------------------------------------------------------

                                               June 30,      June 30,   January 31,
                                                  1997          1996          1996
----------------------------------------------------------------------------------
Current assets                                 $   957       $ 1,348       $ 1,412
Noncurrent assets                               12,666        11,702        11,442
                                               -----------------------------------
                                               $13,623       $13,050       $12,854
                                               ===================================
Current liabilities                            $   671       $ 1,028       $   720
Noncurrent liabilities                           3,809         3,175         3,357
Shareholders' equity                             9,143         8,847         8,777
                                               -----------------------------------
                                               $13,623       $13,050       $12,854
----------------------------------------------------------------------------------

                              FINANCIAL INSTRUMENTS AND EQUITY SECURITIES-NOTE 8

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

At June 30, 1997, the Company held foreign currency forward contracts and options to purchase and sell foreign currencies, including cross-currency contracts and options to sell one foreign currency for another currency, with notional amounts totalling $781 million ($304 million at June 30, 1996). The notional amounts of these contracts, which mature at various dates through December 1998, are summarized below:

                                            June 30, 1997         June 30, 1996
Millions                                    Buy       Sell        Buy       Sell
--------------------------------------------------------------------------------
Canadian dollar                            $164       $ --       $177       $ --
British pound                                --        126         --         14
U.S. dollar                                  --        244         42          3
New Zealand dollar                           25         --         20         --
French franc                                 --        131         --          6
Japanese yen                                 --         38         --         --
Italian lira                                 --         22         --         20
German mark                                  --          9         --          8
Other currencies                             --         22         --         14
                                           -------------------------------------
                                           $189       $592       $239       $ 65
--------------------------------------------------------------------------------

The Company minimizes its credit exposure to counterparties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged.

                                             FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and short-term investments: The carrying amount reported in the balance sheet for cash and short-term investments approximates their fair value.

Foreign currency exchange contracts: The fair value of forward exchange contracts is based on quoted market prices from banks.

Short- and long-term debt: The carrying amounts of commercial paper and short-term bank loans approximate their fair value. The fair value of the Company's long-term debt is estimated based on the quoted market prices for similar issues.

                                            June 30, 1997       June 30, 1996
                                         Carrying      Fair  Carrying      Fair
Millions                                   Amount     Value    Amount     Value
-------------------------------------------------------------------------------
Cash and short-term investments           $   504   $   504   $   279   $   279
Foreign currency exchange contracts           (10)      (13)      (15)      (15)
Short-term debt                               255       255     1,850     1,850
Long-term debt                              2,494     2,695     2,562     2,741
-------------------------------------------------------------------------------

                                                               EQUITY SECURITIES

The following is a summary of available-for-sale securities comprised of the common stock of DuPont and Time Warner and DuPont warrants:

                                              June 30,     June 30,  January 31,
Millions                                         1997         1996         1996
--------------------------------------------------------------------------------
Cost                                          $ 1,124      $ 2,357      $ 2,357
Gross Unrealized Gain                           1,201          522          630
Fair Value                                      2,325        2,879        2,987
--------------------------------------------------------------------------------

                      COMMON SHARES, EARNINGS PER SHARE AND STOCK OPTIONS-NOTE 9

The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 1997, 33,314,272 common shares were potentially issuable upon the conversion of the LYONs and the exercise of employee stock options. The dilutive effect on earnings per share from the assumed issuance of these shares would be less than three percent. Net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1997 - 369,682,224; June 30, 1996 - 373,857,915; January 31, 1996 - 373,116,794 and 1995 - 372,499,060.

In the fiscal year ended January 31, 1996, the Company granted 66,500 restricted shares with a weighted average grant-date fair value of $35.69 per share. These shares have voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restrictions on 33,250 of the restricted shares lapsed on October 1, 1996; the balance will lapse on October 1, 1997.

The Company plans to implement FAS 128, Earnings per Share, effective with the second quarter of the fiscal year ending June 30, 1998. Had FAS 128 been implemented as of July 1, 1996, the Company would have reported Basic earnings per share of $1.36 and Diluted earnings per share of $1.35 for the fiscal year ended June 30, 1997.

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

The Company has adopted FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the fair value methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                              Fiscal    Transition       Fiscal
                                          Year Ended  Period Ended   Year Ended
                                             June 30,      June 30,  January 31,
Millions, Except Per Share Amounts              1997          1996         1996
-------------------------------------------------------------------------------
Net Income:
   As reported                                $  502         $  85      $ 3,406
   Pro forma                                     469            73        3,383
Earnings per common share:
   As reported                                $ 1.36         $ .23      $  9.13
   Pro forma                                    1.27           .19         9.07
-------------------------------------------------------------------------------

These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal year ended June 30, 1997, the transition period ended June 30, 1996 and the fiscal year ended January 31, 1996, respectively: dividend yields of 1.6, 1.8 and 1.9 percent; expected volatility of 24, 22 and 20 percent; risk-free interest rates of 6.7, 6.0 and 6.6 percent; and expected life of six years for all periods. The weighted average fair value of options granted during the fiscal year ended June 30, 1997, the transition period ended June 30, 1996 and the fiscal year ended January 31, 1996 for which the exercise price equals the market price on the grant date was $12.18, $9.70 and $9.23, respectively. The weighted average fair value of options granted during the transition period ended June 30, 1996 for which the exercise price exceeded the market price on the grant date was $6.91.

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

Transactions involving stock options are summarized as follows:

                                                                        Weighted
                                                                         Average
                                                                  Exercise Price
                                                   Stock Options      of Options
Description                                          Outstanding     Outstanding
--------------------------------------------------------------------------------
Balance, January 31, 1994                             16,274,027          $24.40
Granted                                                3,677,695           30.56
Exercised                                               (827,040)          23.42
Cancelled                                               (219,880)          28.85
                                                      --------------------------

Balance, January 31, 1995                             18,904,802           25.59
Granted                                                6,293,023           31.94
Exercised                                             (2,055,830)          24.37
Cancelled                                               (140,840)          29.96
                                                      --------------------------

Balance, January 31, 1996                             23,001,155           27.45
Granted                                                6,757,978           35.41
Exercised                                               (611,855)          25.97
Cancelled                                                (61,040)          31.56
                                                      --------------------------

Balance, June 30, 1996                                29,086,238           29.33
Granted                                                7,366,978           38.97
Exercised                                             (3,242,766)          25.93
Cancelled                                               (249,324)          33.02
                                                      --------------------------

Balance, June 30, 1997                                32,961,126           31.79
--------------------------------------------------------------------------------

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                  Weighted
                                   Average      Weighted                Weighted
                                 Remaining       Average                 Average
Range of               Number  Contractual      Exercise        Number  Exercise
Exercise Prices   Outstanding         Life         Price   Exercisable     Price
--------------------------------------------------------------------------------
$10-$20             2,319,117          2.2 yrs.  $ 18.15     2,319,117   $ 18.15
$20-$30             9,370,980          5.1         27.03     8,480,980     26.97
$30-$40            20,486,029          8.6         34.91     8,197,735     31.59
$40-$50               785,000          8.8         47.37       150,000     47.70
                   ----------                               ----------
                   32,961,126                               19,147,832
--------------------------------------------------------------------------------

                                                            INCOME TAXES-NOTE 10

The following tables summarize the sources of pretax income and the resulting income tax expense.


                                                GEOGRAPHIC COMPONENTS OF PRETAX INCOME
                                         Fiscal    Transition
                                     Year Ended  Period Ended           Fiscal Years
                                        June 30,      June 30,        Ended January 31,
Millions                                   1997          1996        1996          1995
---------------------------------------------------------------------------------------
U.S.                                    $   255       $  (133)    $    82       $   (24)
Canada                                       70           (24)         17            15
Other jurisdictions                         574           222         250           372
                                        -----------------------------------------------
Income before minority interest and
   discontinued DuPont activities           899            65         349           363
Discontinued DuPont activities               --            --       5,283           637
                                        -----------------------------------------------
Income before minority interest         $   899       $    65     $ 5,632       $ 1,000
---------------------------------------------------------------------------------------


                                                           COMPONENTS OF INCOME TAX EXPENSE
                                                 Fiscal    Transition
                                             Year Ended  Period Ended         Fiscal Years
                                                June 30,      June 30,      Ended January 31,
Millions                                           1997          1996       1996        1995
--------------------------------------------------------------------------------------------
Income tax expense (benefit) applicable to:
Continuing operations                            $  385        $   52     $  153      $  104
1981 transaction*                                    --           (67)        --          65
Discontinued DuPont activities                       --            --      2,051          20
                                                 -------------------------------------------
Total income tax expense (benefit)               $  385        $  (15)    $2,204      $  189
--------------------------------------------------------------------------------------------

* The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June, 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.


--------------------------------------------------------------------------------------------
Current
   Continuing operations
      Federal                                    $  224        $  (14)    $   26      $  (12)
      State and local                                43             6         19          --
      1981 transaction                               --          (105)        --         188
      Other jurisdictions                           170            83         94         107
                                                 -------------------------------------------
                                                    437           (30)       139         283
                                                 -------------------------------------------
   Discontinued DuPont activities                    --            --        612          20
                                                 -------------------------------------------
                                                    437           (30)       751         303
                                                 -------------------------------------------
Deferred
   Continuing operations
      Federal                                       (24)           (8)        39           4
      State and local                               (19)           (2)        (2)         --
      1981 transaction                               --            38         --        (123)
      Other jurisdictions                            (9)          (13)       (23)          5
                                                 -------------------------------------------
                                                    (52)           15         14        (114)
                                                 -------------------------------------------
   Discontinued DuPont activities                    --            --      1,439          --
                                                 -------------------------------------------
                                                    (52)           15      1,453        (114)
                                                 -------------------------------------------
Total income tax expense (benefit)               $  385        $  (15)    $2,204      $  189
--------------------------------------------------------------------------------------------

                                        COMPONENTS OF NET DEFERRED TAX LIABILITY

                                                 June 30,  June 30,  January 31,
Millions                                            1997      1996         1996
-------------------------------------------------------------------------------
Basis and amortization differences               $   547   $   471      $   428
DuPont share redemption                            1,540     1,540        1,489
Time Warner and DuPont investments                   420       183          220
Unremitted foreign earnings                           59        27           17
Other, net                                            20        86           80
                                                 ------------------------------
Deferred tax liabilities                           2,586     2,307        2,234
                                                 ------------------------------
Deferred revenue                                    (132)       --           --
Employee benefits                                   (117)     (102)        (101)
Tax credit carryovers                                (49)     (172)        (150)
Valuation, doubtful accounts and return reserves    (262)     (323)        (269)
Other, net                                          (128)      (99)         (24)
                                                 ------------------------------
Deferred tax assets                                 (688)     (696)        (544)
Valuation allowance                                   42       150          134
                                                 ------------------------------
                                                    (646)     (546)        (410)
                                                 ------------------------------
Net deferred tax liability                       $ 1,940   $ 1,761      $ 1,824
-------------------------------------------------------------------------------

The Company has U.S. tax credit carryovers of $49 million, $13 million of which has no expiration date and $36 million of which have expiration dates through 2009. The valuation allowance arises from uncertainty as to the realization of certain U.S. tax credit carryforwards. If realized, these benefits would be applied to reduce the Universal unallocated excess purchase price.

                               EFFECTIVE INCOME TAX RATE - CONTINUING OPERATIONS

                                        Fiscal    Transition
                                    Year Ended  Period Ended     Fiscal Years
                                       June 30,      June 30,  Ended January 31,
                                          1997          1996     1996    1995
-------------------------------------------------------------------------------
U.S. statutory rate                         35%           35%      35%     35%
1981 transaction                            --          (103)      --      18
State and local                              2             4        3      --
Dividends received deduction                (1)           (7)      (3)     (3)
Goodwill amortization                        7            45       11       4
Other                                       --             3       (2)     (7)
                                            ---------------------------------
Effective income tax rate
  -- continuing operations                  43%          (23%)     44%     47%
-------------------------------------------------------------------------------

Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Company.

                                                           BENEFIT PLANS-NOTE 11

                                                                         PENSION

Pension costs were $48 million for the fiscal year ended June 30, 1997, $27 million for the transition period ended June 30, 1996 and $45 million and $24 million for the fiscal years ended January 31, 1996 and 1995, respectively.

The Company has defined benefit pension plans which cover certain U.S. employees. The net cost of the Company's U.S. pension plans was based on an expected long-term return on plan assets of 10.75 percent for the fiscal year ended June 30, 1997, 10 percent for the transition period ended June 30, 1996 and 10.75 percent for each of the fiscal years ended January 31, 1996 and 1995. A discount rate of 7.75 percent was used in determining the actuarial present value of the projected benefit obligation at June 30, 1997 and 1996; a discount rate of 7.0 percent was used at January 31, 1996. The assumed rates of increase in future compensation levels were five to six percent for the fiscal year ended June 30, 1997 and the transition period ended June 30, 1996, 4.5 to 5.5 percent for the fiscal year ended January 31, 1996, and six to seven percent for the fiscal year ended January 31, 1995. Plans outside the U.S. used assumptions in determining the actuarial present value of projected benefit obligations that reflect the economic environments within the various countries, and therefore are consistent with (but not identical to) those of the U.S. plans.

The majority of the pension arrangements for the Company's employees of affiliates outside the U.S., the United Kingdom and Canada are either insured or government sponsored. In those affiliates outside of the U.S. where defined benefit plans exist (United Kingdom, Canada and France), the net periodic pension cost was $6 million for the fiscal year ended June 30, 1997, $3 million for the transition period ended June 30, 1996 and $6 million for each of the fiscal years ended January 31, 1996 and 1995. At June 30, 1997, the present value of these plans' projected benefit obligation was $309 million, $283 million of which was for vested benefits; the fair value of plan assets was $361 million.

                                  NET COST OF U.S. DEFINED BENEFIT PENSION PLANS

                                                 Fiscal    Transition
                                             Year Ended  Period Ended      Fiscal Years
                                                June 30,      June 30,   Ended January 31,
Millions                                           1997          1996      1996     1995
-----------------------------------------------------------------------------------------
Service cost-- benefits earned during the period  $  20         $   8     $  17    $  18
Interest cost on Projected Benefit Obligation        54            22        52       47
Return on plan assets
   Actual (gain) loss                              (174)          (55)     (204)      11
   Deferred actuarial gain (loss)                    94            26       147      (75)
Net amortization                                      2             2         4        4
                                                  --------------------------------------
Net pension (income) cost                         $  (4)        $   3     $  16    $   5
-----------------------------------------------------------------------------------------

                                    STATUS OF U.S. DEFINED BENEFIT PENSION PLANS

                                                   June 30, 1997                 June 30, 1996               January 31, 1996
                                           Assets Exceed    Accumulated  Assets Exceed    Accumulated  Assets Exceed    Accumulated
                                             Accumulated       Benefits    Accumulated       Benefits    Accumulated       Benefits
Millions                                        Benefits  Exceed Assets       Benefits  Exceed Assets       Benefits  Exceed Assets
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of Vested Benefit
 Obligation                                        $(517)         $ (82)         $(501)         $ (78)         $(532)         $ (82)
                                           ----------------------------------------------------------------------------------------
   Accumulated Benefit Obligation                  $(543)         $ (85)         $(525)         $ (81)         $(559)         $ (84)
                                           ----------------------------------------------------------------------------------------
   Projected Benefit Obligation                    $(625)         $(110)         $(609)         $(105)         $(648)         $(110)
Plan assets at fair value, principally
 equity securities                                   892             --            757             --            715             --
                                           ----------------------------------------------------------------------------------------
Plan assets in excess of (less than)
   Projected Benefit Obligation                      267           (110)           148           (105)            67           (110)
Deferred net actuarial (gain) loss                  (195)            35            (95)            38            (20)            46
Unamortized prior service cost                         7              5              7              6              6              6
Unamortized transition obligation                     --              2             --              3             --              3
Recognition of minimum liability                      --            (17)            --            (23)            --            (30)
                                           ----------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                     $  79          $ (85)         $  60          $ (81)         $  53          $ (85)
-----------------------------------------------------------------------------------------------------------------------------------

The Company has defined contribution plans covering certain U.S. employees. Contributions made to these plans are included in consolidated pension costs.

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

The components of net periodic postretirement benefit cost are as follows:

                                                       Fiscal    Transition
                                                   Year Ended  Period Ended         Fiscal Years
                                                      June 30,      June 30,      Ended January 31,
Millions                                                 1997          1996      1996          1995
---------------------------------------------------------------------------------------------------
Service cost-- benefits earned during the period         $  4          $  2      $  3          $  3
Interest cost on accumulated postretirement
 benefit obligation                                        14             6        14            11
Amortization of prior service cost                         (4)           (2)       (4)           (4)
                                                   ------------------------------------------------
Net postretirement benefit cost                          $ 14          $  6      $ 13          $ 10
---------------------------------------------------------------------------------------------------

The accumulated postretirement benefit obligation, included in other credits in the accompanying balance sheet, comprises the following:

                                                 June 30,  June 30,  January 31,
Millions                                            1997      1996         1996
-------------------------------------------------------------------------------
Retirees                                           $ 113     $ 125        $ 132
Fully eligible active plan participants               28        25           27
Other active plan participants                        48        46           50
Unrecognized:
   Actuarial gain (loss)                              15         3          (11)
   Prior service cost                                 33        37           39
                                                 ------------------------------
Accrued postretirement benefit obligation          $ 237     $ 236        $ 237
-------------------------------------------------------------------------------

Future benefit costs were estimated assuming medical costs would increase at an
8.8 percent annual rate, decreasing to a 5.5 percent annual growth rate ratably over the next five years, and then remaining at a 5.5 percent growth rate thereafter. A one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation at June 30, 1997 by $11 million ($7 million after tax), with an increase in pretax expense of $1 million for the fiscal year ended June 30, 1997. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.75 percent at June 30, 1997 and 1996 and 7.0 percent at January 31, 1996.

                                                                  POSTEMPLOYMENT

The Company adopted Financial Accounting Standard No. 112, Employers' Accounting for Postemployment Benefits (FAS 112), in the first quarter of the fiscal year ended January 31, 1995, resulting in a $75 million charge, net of $40 million of deferred tax benefit. FAS 112 requires that the expected cost of postemployment benefits be recognized when they are earned rather than when they are paid. The postemployment obligation was increased to reflect the reengineering activities described in Note 14.

                                    BUSINESS SEGMENT AND GEOGRAPHIC DATA-NOTE 12

                                                           BUSINESS SEGMENT DATA

Millions                                Beverages  Entertainment  Corporate(1)   Total
--------------------------------------------------------------------------------------
June 30, 1997
Revenues                                 $  6,967       $  5,593   $     --   $ 12,560
Depreciation and amortization of assets       164            185          4        353
Amortization of goodwill                       51            143         --        194
Operating income (expense)                    823            242       (132)       933
Identifiable assets                         7,429         10,670      2,837     20,936
Capital expenditures                          301            206         --        507

June 30, 1996 (Transition period)
Revenues                                 $  2,653       $  2,360   $     --   $  5,013
Depreciation and amortization of assets        70             86          2        158
Amortization of goodwill                       22             62         --         84
Operating income (expense)                    225              1        (47)       179
Identifiable assets                         7,665         10,269      3,694     21,628
Capital expenditures                          168            136          1        305

January 31, 1996
Revenues                                 $  6,694       $  3,053   $     --   $  9,747
Depreciation and amortization of assets       154             97          4        255
Amortization of goodwill                       51             62         --        113
Operating income (expense)                    456(2)         205        (77)       584
Identifiable assets                         7,603          9,997      3,755     21,355
Capital expenditures                          257            175          1        433

January 31, 1995
Revenues                                 $  6,399                  $     --   $  6,399
Depreciation and amortization of assets       134                         4        138
Amortization of goodwill                       46                        --         46
Operating income (expense)                    781                       (56)       725
Identifiable assets                         7,028                     5,964     12,992
Capital expenditures                          156                        16        172
--------------------------------------------------------------------------------------

(1) Includes (i) corporate expenses and assets not identifiable with either business segment, and (ii) DuPont and Time Warner holdings, which represented 82%, 90%, 91%, and 96% of corporate assets at June 30, 1997 and 1996 and January 31, 1996 and 1995, respectively.

(2) Includes a $290 million charge related to reengineering activities.

The Financial Accounting Standards Board recently issued FAS 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for the Company's fiscal year beginning July 1, 1998. The Company is still evaluating the impact of adopting this pronouncement.

                                                                 GEOGRAPHIC DATA

                                           Revenues(1)
                                     Unrelated    Inter-  Operating     Total
Millions                               Parties   company     Income    Assets(2)
-----------------------------------------------------------------------------
June 30, 1997
U.S.                                  $  7,057  $    172   $    132  $ 13,150
Europe                                   3,679       390        544     4,168
Asia Pacific                               960        --         46       559
Latin America                              480        27         37       355
Canada                                     384       235        174       379
                                     ----------------------------------------
                                      $ 12,560  $    824   $    933  $ 18,611
                                     ========================================
June 30, 1996 (Transition period)
U.S.                                  $  2,735  $     73   $   (105) $ 12,773
Europe                                   1,588       176        239     4,402
Asia Pacific                               395        --         (8)      429
Latin America                              147        13         22       288
Canada                                     148        61         31       417
                                     ----------------------------------------
                                      $  5,013  $    323   $    179  $ 18,309
                                     ========================================
January 31, 1996
U.S.                                  $  5,185  $    167   $    131  $ 12,171
Europe                                   3,026       464        276     4,585
Asia Pacific                               860        --         30       463
Latin America                              415        29         14       324
Canada                                     261       212        133       385
                                     ----------------------------------------
                                      $  9,747  $    872   $    584  $ 17,928
                                     ========================================
January 31, 1995
U.S.                                  $  2,818  $    112   $    160  $  2,510
Europe                                   2,254       400        365     3,749
Asia Pacific                               750        --         15       395
Latin America                              440        30         43       388
Canada                                     137       207        142       237
                                     ----------------------------------------
                                      $  6,399  $    749   $    725  $  7,279
-----------------------------------------------------------------------------

(1) Revenues are classified based upon the location of the legal entity which invoices the customer rather than the location of the customer. Revenues among geographic areas include intercompany transactions on a current market price basis.

(2) Excludes DuPont and Time Warner holdings.

                                                      FISCAL YEAR CHANGE-NOTE 13

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. Accordingly, the consolidated financial statements include the results of operations for the transition period, which are not necessarily indicative of operations for a full year.

Results for the comparable prior year period are summarized below.

                                                               Five Months Ended
Millions, Except Per Share Amounts (Unaudited)                     June 30, 1995
--------------------------------------------------------------------------------
Revenues                                                                  $2,715
Operating income                                                             256
Provision for income taxes                                                    63
Income before discontinued DuPont activities                                 117
Discontinued DuPont activities, after tax                                  3,232
Net income                                                                 3,349

EARNINGS PER SHARE
Income before discontinued DuPont activities                              $  .32
Discontinued DuPont activities, after tax                                   8.67
Net income                                                                  8.99
--------------------------------------------------------------------------------

                                             REENGINEERING ACTIVITIES-NOTE 14

In connection with a program to better position its beverage operations to achieve their strategic growth objectives, the Company recorded a pretax charge of $290 million in the fiscal year ended January 31, 1996. The charge related principally to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and includes rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the spirits and wine business operates. The components of the $290 million charge reflected approximately a $100 million provision for severance costs, $120 million for asset write-downs/impairments and $70 million for facility rationalization, including lease terminations, and other reengineering programs.

                                        ADDITIONAL FINANCIAL INFORMATION-NOTE 15

                                             INCOME STATEMENT AND CASH FLOW DATA

                                              Fiscal    Transition
                                          Year Ended  Period Ended       Fiscal Years
                                             June 30,      June 30,    Ended January 31,
Millions                                        1997          1996      1996      1995
---------------------------------------------------------------------------------------
INTEREST, NET AND OTHER
Interest expense                             $   326       $   151   $   378   $   408
Interest income                                  (34)          (13)     (102)      (10)
Dividend income                                  (40)          (19)      (38)      (34)
Capitalized interest                              (4)           (5)       (3)       (2)
Gain on sale of Time Warner shares              (154)
Gain on sale of DuPont warrants                  (60)
                                             ------------------------------------------
                                             $    34       $   114   $   235   $   362
                                             ==========================================
EXCISE TAXES
(included in revenues and cost of revenues)  $   808       $   296   $   812   $   836

CASH FLOW DATA
Interest paid, net                           $   293       $   113   $   262   $   361
Income taxes paid (refunded)                 $   138       $   (37)  $ 1,083   $   101
---------------------------------------------------------------------------------------

                                                             BALANCE SHEET DATA

                                               June 30,    June 30,  January 31,
Millions                                          1997        1996         1996
-------------------------------------------------------------------------------
RECEIVABLES
Trade                                          $ 1,899     $ 1,860      $ 2,370
Other                                              430         267          189
                                               --------------------------------
                                                 2,329       2,127        2,559
Allowance for doubtful accounts and
   other valuation accounts                       (314)       (357)        (283)
                                               --------------------------------
                                               $ 2,015     $ 1,770      $ 2,276
                                               ================================
INVENTORIES
Beverages                                      $ 2,704     $ 2,789      $ 2,600
Materials, supplies and other                      270         353          314
                                               --------------------------------
                                               $ 2,974     $ 3,142      $ 2,914
                                               ================================
LIFO INVENTORIES
Estimated replacement cost                     $   631     $   680      $   473
Excess of replacement cost over
   LIFO carrying value                            (169)       (175)        (180)
                                               --------------------------------
                                               $   462     $   505      $   293
                                               ================================
FILM COSTS, NET OF AMORTIZATION

THEATRICAL FILM COSTS
Released                                       $   468     $   490      $   588
In process and unreleased                          501         386          295
                                               --------------------------------
                                                   969         876          883
                                               --------------------------------
TELEVISION FILM COSTS
Released                                           368         368          391
In process and unreleased                           41          10           26
                                               --------------------------------
                                                   409         378          417
                                               --------------------------------
                                               $ 1,378     $ 1,254      $ 1,300
-------------------------------------------------------------------------------

Unamortized costs related to released theatrical and television films aggregated $836 million at June 30, 1997. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20 year life, the Company currently anticipates that approximately 81 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 2000.

                                               June 30,    June 30,  January 31,
Millions                                          1997        1996         1996
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                           $   543     $   544      $   528
Buildings and improvements                       1,577       1,367        1,297
Machinery and equipment                          1,634       1,531        1,456
Furniture and fixtures                             338         348          355
Construction in progress                           343         294          226
                                               --------------------------------
                                                 4,435       4,084        3,862
Accumulated depreciation                        (1,310)     (1,133)      (1,056)
                                               --------------------------------
                                               $ 3,125     $ 2,951      $ 2,806
                                               ================================
PAYABLES AND ACCRUED LIABILITIES
Trade                                          $   457     $   576      $   596
Other                                            1,626       1,510        1,568
                                               --------------------------------
                                               $ 2,083     $ 2,086      $ 2,164
-------------------------------------------------------------------------------

                                          COMMITMENTS AND CONTINGENCIES NOTE-16

The Company has various commitments for the purchase or construction of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

The Company has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Company will serve as sole distributor and earn a distribution fee, which is variable and contingent upon the films' performance. In addition, the Company has the option to purchase the films at certain future dates.

The Company is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

                                 DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY
                                          ACCEPTED ACCOUNTING PRINCIPLES-NOTE 17

Differences between U.S. and Canadian GAAP for these financial statements are:

     (i) The common stock in DuPont and Time Warner would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $781 million or eight percent at June 30, 1997. There is no effect on net income.

     (ii) The gain on the sale of the Time Warner shares would be computed according to the average cost method under Canadian GAAP. The after-tax gain would be increased by $58 million under this method.

     (iii) The deferred tax liability at June 30, 1997 under Canadian GAAP, rather than under FAS 109, would be approximately $30 million lower and shareholders' equity $30 million higher. (A draft accounting standard has been issued in Canada which, if adopted, will eliminate this difference.)

     (iv) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $1.02 billion and increase working capital by approximately $110 million at June 30, 1997. There is no effect on net income.

     (v) The cumulative effect of the accounting change in the fiscal year ended January 31, 1995 would be excluded from net income and taken directly to retained earnings under Canadian GAAP.

     (vi)  Other differences between U.S. and Canadian GAAP are immaterial.

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

The Company's independent accountants, Price Waterhouse LLP, review the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Their report covering their audits of the financial statements is presented below.

The Audit Committee of the Board of Directors, solely comprising Directors who are not officers or employees of the Company, meets with the independent accountants, the internal auditors and management to ensure that each is discharging its respective responsibilities relating to the financial statements. The independent accountants and the internal auditors have direct access to the Audit Committee to discuss, without management present, the results of their audit work and any matters they believe should be brought to the Committee's attention.


/s/ Edgar Bronfman, Jr.                                /s/ Robert W. Matschullat

EDGAR BRONFMAN, JR.                                        ROBERT W. MATSCHULLAT
PRESIDENT AND                                                  VICE CHAIRMAN AND
CHIEF EXECUTIVE OFFICER                                  CHIEF FINANCIAL OFFICER

                                 August 13, 1997

                                               REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of The Seagram Company Ltd. We have audited the accompanying consolidated balance sheet of The Seagram Company Ltd. and its subsidiaries as of June 30, 1997 and 1996 and January 31, 1996 and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal year ended June 30, 1997, the transition period ended June 30, 1996 and for each of the two fiscal years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the U.S. and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1997 and 1996 and January 31, 1996 and the results of their operations and their cash flows for the fiscal year ended June 30, 1997, the transition period ended June 30, 1996 and for each of the two fiscal years in the period ended January 31, 1996, in accordance with generally accepted accounting principles in the U.S. which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.

The Company changed its accounting for postemployment benefits other than pensions, under generally accepted accounting principles in the U.S., during the fiscal year ended January 31, 1995, as described in Note 11.


                                                        /s/ Price Waterhouse LLP

                                                            PRICE WATERHOUSE LLP
                                                              New York, New York
                                                                 August 13, 1997

                                                                  QUARTERLY DATA

                                                                                      Fiscal Year
                                                                                            Ended
U.S. Dollars in Millions,                First         Second       Third      Fourth     June 30,
Except Per Share Amounts (Unaudited)   Quarter        Quarter     Quarter     Quarter        1997
-------------------------------------------------------------------------------------------------
Revenues                               $ 2,944        $ 3,749     $ 2,847     $ 3,020     $12,560
Operating income                           285            401         126         121         933
Net income                             $   166(1)     $   161     $    27     $   148(2)  $   502
Net income per share                   $   .45        $   .43     $   .07     $   .40     $  1.36(3)
-------------------------------------------------------------------------------------------------

                                                   Two Months                   Transition Period
                                         First  Ended June 30,                      Ended June 30,
                                       Quarter           1996                                1996
-------------------------------------------------------------------------------------------------
Revenues                               $ 2,520        $ 2,493                             $ 5,013
Operating income                           140             39                                 179
Net income                             $    23        $    62(4)                          $    85
Net income per share                   $   .06        $   .17                             $   .23
-------------------------------------------------------------------------------------------------

                                                                                      Fiscal Year
                                                                                            Ended
                                         First         Second       Third      Fourth     June 30,
                                       Quarter        Quarter     Quarter(5)  Quarter        1996
-------------------------------------------------------------------------------------------------
Revenues                               $ 1,282        $ 1,883     $ 2,917     $ 3,665     $ 9,747
Operating income                           150            179          21         234         584
Income (Loss) before discontinued
   DuPont activities                        59             89         (55)         81         174
Discontinued DuPont activities           3,232             --          --          --       3,232
                                       ----------------------------------------------------------
   Net Income (Loss)                   $ 3,291        $    89     $   (55)    $    81     $ 3,406
                                       ==========================================================
Earnings Per Share
   Income before discontinued
      DuPont activities                $   .16        $   .24     $  (.15)    $   .21     $   .46
   Discontinued DuPont activities         8.67             --          --          --        8.67
                                       ----------------------------------------------------------
   Net Income (Loss)                   $  8.83        $   .24     $  (.15)    $   .21     $  9.13
-------------------------------------------------------------------------------------------------

(1)  Includes a $39 million after-tax gain on the sale of DuPont warrants.
(2)  Includes a $100 million after-tax gain on the sale of Time Warner shares.
(3) Each quarter is calculated as a discrete period and the sum of the four quarters does not equal the full year amount.
(4) Includes a $67 million tax benefit relating to a settlement with the U.S. government regarding the recognition of a capital loss on the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont.
(5)  Includes a $290 million pretax charge for reengineering activities.

                                                               FINANCIAL SUMMARY

                                                        Fiscal    Transition
                                                    Year Ended  Period Ended
                                                       June 30,      June 30,                Fiscal Years Ended January 31,
U.S. Dollars in Millions, Except Per Share Amounts        1997          1996         1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Revenues                                              $ 12,560      $  5,013     $  9,747   $  6,399   $  6,038   $  6,101
Gain on divestitures, net                                   --            --           --         --         --         --
Operating income                                           933           179          584        725        754        762
Interest, net and other                                     34           114          235        362        319        312
Income before discontinued DuPont activities and
   cumulative effect of accounting change                  502            85          174        194        283        293
Discontinued DuPont activities, after tax                   --            --        3,232        617         96        181
                                                      ---------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Change       502            85        3,406        811        379        474
Cumulative effect of accounting change, after tax           --            --           --        (75)        --     (1,374)
                                                      ---------------------------------------------------------------------
Net Income (Loss)                                     $    502      $     85     $  3,406   $    736   $    379   $   (900)
                                                      ---------------------------------------------------------------------
FINANCIAL POSITION
Current assets                                        $  6,954      $  6,886     $  6,640   $  4,265   $  3,794   $  3,836
Common stock of DuPont                                   1,034           651          631      3,670      3,154      3,315
Common stock of Time Warner                              1,291         2,228        2,356      2,043      1,769         --
Other noncurrent assets                                 11,657        11,863       11,728      3,014      3,001      2,953
Total assets                                            20,936        21,628       21,355     12,992     11,718     10,104

Current liabilities                                      3,517         4,687        3,854      4,091      2,996      2,003
Long-term indebtedness                                   2,494         2,562        2,889      2,841      3,053      2,559
Total liabilities                                        9,663        10,584       10,183      7,472      6,717      5,174
Minority interest                                        1,851         1,839        1,844         11         --         --
Shareholders' equity                                     9,422         9,205        9,328      5,509      5,001      4,930
Total liabilities and shareholders' equity              20,936        21,628       21,355     12,992     11,718     10,104

CASH FLOW DATA
Cash flow from continuing operations                     2,146           903        1,025        519        470        310

Capital expenditures                                      (507)         (305)        (433)      (172)      (163)      (168)

Other investing activities, net                            749        (1,024)       1,308       (465)    (1,567)       184

Dividends paid                                            (239)         (112)        (224)      (216)      (209)      (205)

PER SHARE DATA
Continuing operations                                 $   1.36      $    .23     $    .46   $    .52   $    .76   $    .78

Discontinued DuPont activities                              --            --         8.67       1.66        .26        .48
                                                      ---------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Change      1.36           .23         9.13       2.18       1.02       1.26

Cumulative effect of accounting change, after tax           --            --           --       (.20)        --      (3.64)
                                                      ---------------------------------------------------------------------
Net Income (Loss)                                     $   1.36      $    .23     $   9.13   $   1.98   $   1.02   $  (2.38)
                                                      ---------------------------------------------------------------------
Dividends paid                                        $   .645      $    .30     $    .60   $    .58   $    .56   $   .545

Shareholders' equity                                     25.79         24.67        24.91      14.79      13.43      13.19

End-of-year share price
   New York Stock Exchange                               40.25         33.63        36.38      28.75      30.75      25.13

   Canadian Stock Exchanges                          C$  55.50     C$  45.75    C$  49.75  C$  40.50  C$  40.63  C$  32.00

Average shares outstanding (thousands)                 369,682       373,858      373,117    372,499    373,051    375,871

Shares outstanding at year-end (thousands)             365,281       373,059      374,462    372,537    372,489    373,690
---------------------------------------------------------------------------------------------------------------------------

                                       76










































                                                                             Fiscal Years Ended January 31,
U.S. Dollars in Millions, Except Per Share Amounts        1992       1991       1990       1989       1988
----------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Revenues                                              $  6,345   $  6,127   $  5,582   $  5,056   $  3,815
Gain on divestitures, net                                  201         --         --         --         --
Operating income                                           961        708        574        425        286
Interest, net and other                                    320        325        289        229         71
Income before discontinued DuPont activities and
   cumulative effect of accounting change                  430        241        171        125        151
Discontinued DuPont activities, after tax                  297        515        540        464        370
                                                     -----------------------------------------------------
Income Before Cumulative Effect of Accounting Change       727        756        711        589        521
Cumulative effect of accounting change, after tax           --         --         --         --         --
                                                     -----------------------------------------------------
Net Income (Loss)                                     $    727   $    756   $    711   $    589   $    521
                                                     -----------------------------------------------------
FINANCIAL POSITION
Current assets                                        $  4,327   $  3,970   $  3,289   $  3,182   $  2,950
Common stock of DuPont                                   4,566      4,504      4,216      3,879      3,587
Common stock of Time Warner                                 --         --         --         --         --
Other noncurrent assets                                  2,983      3,003      2,708      2,636      1,006
Total assets                                            11,876     11,477     10,213      9,697      7,543

Current liabilities                                      1,896      3,130      2,491      1,994      1,394
Long-term indebtedness                                   3,013      2,038      2,011      2,330      1,058
Total liabilities                                        5,393      5,525      4,856      4,723      3,086
Minority interest                                           --         --         --         --         --
Shareholders' equity                                     6,483      5,952      5,357      4,974      4,457
Total liabilities and shareholders' equity              11,876     11,477     10,213      9,697      7,543

CASH FLOW DATA
Cash flow from continuing operations                       543        (28)        71        101        (59)

Capital expenditures                                      (215)      (309)      (206)      (142)       (89)

Other investing activities, net                            190        168        238     (1,768)       196

Dividends paid                                            (189)      (174)      (135)      (113)      (100)

PER SHARE DATA
Continuing operations                                 $   1.14   $    .64   $    .44   $    .33   $    .39

Discontinued DuPont activities                             .78       1.37       1.40       1.20        .97
                                                     -----------------------------------------------------
Income Before Cumulative Effect of Accounting Change      1.92       2.01       1.84       1.53       1.36

Cumulative effect of accounting change, after tax           --         --         --         --         --
                                                     -----------------------------------------------------
Net Income (Loss)                                     $   1.92   $   2.01   $   1.84   $   1.53   $   1.36
                                                     -----------------------------------------------------
Dividends paid                                        $    .50   $   .463   $    .35   $   .294   $   .263

Shareholders' equity                                     17.08      15.87      14.03      12.66      11.76

End-of-year share price
   New York Stock Exchange                               29.94      22.25      18.72      17.78      13.78

   Canadian Stock Exchanges                          C$  35.06  C$  25.81  C$  22.22  C$  21.13  C$  17.50

Average shares outstanding (thousands)                 378,839    376,664    385,524    385,460    381,912

Shares outstanding at year-end (thousands)             379,480    374,972    381,820    392,856    379,144
----------------------------------------------------------------------------------------------------------


                                       77