Form 10-K405, Exhibit 13
period 1998-06-30
SEAGRAM CO LTD
filed 1998-09-18
CIK 88188

26

Management's Discussion and Analysis

The Company has entered into several significant transactions during the last two years, which have realigned the Company's assets and have impacted or will impact the comparability of its financial statements.

SALE OF TROPICANA: On August 25, 1998, the Company completed the sale of Tropicana Products, Inc. and the Company's global juice business ("Tropicana") for cash proceeds of approximately $3.3 billion. As a result of this transaction, the Company's Consolidated Financial Statements and Management's Discussion and Analysis report the results of Tropicana as discontinued operations for all periods presented.

ACQUISITION OF POLYGRAM: On June 22, 1998, the Company announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. ("Philips") and PolyGram N.V. ("PolyGram") to acquire PolyGram in a transaction valued at approximately $10.4 billion. The agreements call for the Company to pay $8.4 billion in cash and to issue a maximum of approximately 47.9 million common shares (12 percent of outstanding common shares after the transaction). The acquisition, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Company's fiscal year ending June 30, 1999.

PURCHASE OF USA NETWORKS AND COMBINATION WITH USA NETWORKS, INC.: On October 21, 1997, Universal Studios, Inc. ("Universal") acquired Viacom Inc.'s 50 percent interest in USA Networks, including the Sci-Fi Channel, for $1.7 billion in cash. On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. ("USAi"), formerly HSN, Inc., and contributed its original 50 percent interest in USA Networks and the majority of its television assets, including substantially all of its domestic operations and 50 percent of the international operations of USA Networks, to USAi for $1.3 billion in cash and a 45.8 percent equivalent equity interest in USAi. The Company had a $222 million after-tax gain on the transaction.

SALE OF TIME WARNER SHARES: On February 5, 1998, the Company sold 15 million shares of Time Warner Inc. ("Time Warner") for pretax proceeds of $958 million. On May 27, 1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pretax proceeds of $905 million. The aggregate after-tax gain on the sale of the shares in 1998 was $602 million and after-tax net proceeds were $1.5 billion. On May 28, 1997, the Company sold 30 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The Company had an after-tax gain of $100 million and after-tax net proceeds of $1.33 billion on the 1997 transaction.

SALE OF PUTNAM BERKLEY: On December 16, 1996, the Company completed the sale of The Putnam Berkley Group, Inc. ("Putnam"), the book publishing division of Universal, for $330 million in cash. The Company had a $64 million pretax gain on the sale but no after-tax gain due to the write-off of goodwill allocated to Putnam, which has no associated tax benefit.

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

For each fiscal period presented, the following analysis includes an overview of revenues and operating income for the Company's two business segments, spirits and wine and entertainment, and a more detailed discussion of the three lines of business within entertainment -- filmed entertainment, music, and recreation and other. This discussion will address attributed revenues and attributed earnings before interest, taxes, depreciation and amortization ("EBITDA"). These amounts include the Company's proportionate share of the revenues and EBITDA, respectively, of its equity companies. The adjustment for equity companies eliminates the proportionate share of the revenues or EBITDA of equity companies, and reflects the equity income as reported under U.S. generally accepted accounting principles.

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

The following detailed analysis of operations should be read in conjunction with the Consolidated Financial Statements of the Company found on pages 39 to 62.


Earnings Summary

                                                                                                            Five Months
U.S. Dollars in Millions                                     Twelve Months Ended June 30,                  Ended June 30,
Except Per Share Amounts                                1998             1997            1996            1996           1995
------------------------                                ----             ----            ----            ----           ----
ATTRIBUTED REVENUES                                   $ 11,196        $ 11,763        $ 11,294        $ 4,779        $ 2,270
REPORTED REVENUES                                        9,714          10,644          10,215          4,251          2,093
EBITDA                                                   1,302           1,413           1,022            440            331
OPERATING INCOME
   Spirits and Wine                                        465             677             338            182            207
   Entertainment                                           163             242             174              1             32
   Corporate                                              (120)           (138)           (125)           (55)           (19)
                                                      --------        --------        --------        -------        -------
OPERATING INCOME                                           508             781             387            128            220
Interest, net and other                                 (1,058)             (7)            238             99             56
Provision (benefit) for income taxes                       638             331              35            (33)            54
Minority interest charge (credit)                           48              12              14             (5)             3
                                                      --------        --------        --------        -------        -------
Income from Continuing Operations                     $    880        $    445        $    100        $    67        $   107
Income from discontinued Tropicana
   operations, after tax                                    66              57              42             18             10
Discontinued DuPont activities                              --              --              --             --          3,232
                                                      --------        --------        --------        -------        -------
NET INCOME                                            $    946        $    502        $    142        $    85        $ 3,349
                                                      ========        ========        ========        =======        =======
EARNINGS PER SHARE - BASIC
   Income from continuing operations                  $   2.51        $   1.20        $    .26        $   .18        $   .29
   Discontinued Tropicana operations, after tax            .19             .16             .11            .05            .03
   Discontinued DuPont activities, after tax                --              --              --             --           8.67
                                                      --------        --------        --------        -------        -------
   NET INCOME                                         $   2.70        $   1.36        $    .37        $   .23        $  8.99
                                                      --------        --------        --------        -------        -------
EARNINGS PER SHARE - DILUTED
   Income from continuing operations                  $   2.49        $   1.20        $    .26        $   .18        $   .29
   Discontinued Tropicana operations, after tax            .19             .15             .11            .05            .03
   Discontinued DuPont activities, after tax                --              --              --             --           8.60
                                                      --------        --------        --------        -------        -------
   NET INCOME                                         $   2.68        $   1.35        $    .37        $   .23        $  8.92
                                                      ========        ========        ========        =======        =======

Note: The Company's reported financial results for the five-month periods ended June 30, 1996 and 1995 include six months of Universal (from January 1,1996 to June 30, 1996) and one month of Universal (from the acquisition date of June 5, 1995 to June 30, 1995), respectively.

RESULTS OF OPERATIONS
FISCAL YEAR ENDED JUNE 30, 1998 VS. FISCAL YEAR ENDED JUNE 30, 1997 The Company's results in 1998 were severely impacted by the economic and currency crises in Asia, which hampered business performance and resulted in a $60 million charge to spirits and wine operations in the second quarter of the fiscal year. Reported revenues and attributed revenues of $9.7 billion and $11.2 billion, respectively, declined from $10.6 billion and $11.8 billion, respectively, last year. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from last year, reported revenues and attributed revenues declined five percent and two percent year-on-year, respectively. EBITDA was $1.3 billion compared with $1.4 billion last year. Excluding the charge for Asia this year and the contribution of Putnam last year, EBITDA decreased two percent. Spirits and wine EBITDA declined 20 percent, before the charge for Asia. Entertainment EBITDA was 24 percent above last year, excluding the contribution of Putnam.

Operating income was $508 million, after the charge for Asia, substantially below the prior year which included a $64 million pretax gain on the sale of Putnam. Excluding the charge for Asia this year and the contribution from Putnam last year, operating income declined 18 percent year-on-year primarily reflecting the decline in spirits and wine operations and higher depreciation and amortization expense. The incremental depreciation and amortization principally results from higher goodwill amortization from October to February related to the acquisition of the remaining 50 percent of USA Networks. Corporate expenses decreased from $138 million to $120 million largely due to reduced expenses associated with the Company's ongoing reengineering programs.

Interest, net and other in the fiscal year ended June 30, 1998 includes the pretax gains on the USAi transaction ($360 million) and the sale of the remaining Time Warner shares ($926 million). Net interest expense of $255 million is also partially offset by $27 million of dividend income from Time Warner and DuPont. In the fiscal year ended June 30, 1997, net interest expense of $247 million was offset by the pretax gains on the sales of the DuPont warrants ($60 million) and Time Warner shares ($154 million), and $40 million of dividend income from Time Warner and DuPont. The net interest expense increase largely reflects a higher average debt balance, which is due to the funding of the Company's purchase of the incremental 50 percent interest in USAi Networks on October 21, 1997 and share repurchases pursuant to the Company's ongoing share repurchase program, partially offset by the repayment of debt with the proceeds from the USAi transaction and the sales of the Time Warner shares.

The underlying effective income tax rate for continuing operations (excluding one-time items) for the fiscal year ended June 30, 1998 was 55 percent compared with 38 percent in the prior fiscal year. The increase in the effective tax rate results from reduced earnings in relatively low tax jurisdictions in Asia. The income tax provision in fiscal 1998 also includes $138 million of taxes on the gain on the USAi transaction, $324 million of taxes on the gain on the sale of the remaining Time Warner shares and a $10 million benefit on the charge for spirits and wine operations in Asia. The income tax provision in fiscal 1997 also included $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of Time Warner shares. The effective income tax rate, including the one-time items, was 41 percent in fiscal 1998 compared with 42 percent in the prior year.

The minority interest charge in fiscal year 1998 includes $35 million associated with the gain on the USAi transaction.

Income from continuing operations was $880 million or $2.51 per basic share and $2.49 per share on a diluted basis in the fiscal year ended June 30, 1998, compared with $445 million or $1.20 per share (basic and diluted) in the prior fiscal year. Excluding the gain on the USAi transaction (after taxes and minority interest), the after-tax gain on the sales of Time Warner shares, and the after-tax charge for spirits and wine operations in Asia, income from continuing operations in fiscal year 1998 was $141 million or $0.40 per share (basic and diluted). In the fiscal year ended June 30, 1997, excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations was $306 million or $0.82 per share (basic and diluted).

Income from discontinued Tropicana operations, after tax, was $66 million or $0.19 per share (basic and diluted) in the fiscal year ended June 30, 1998, compared with $57 million or $0.16 per basic share and $0.15 per share on a diluted basis in the prior fiscal year. Reported revenues from discontinued operations were $2.0 billion in the fiscal year ended June 30, 1998 and $1.9 billion in the prior fiscal year. Operating income was $169 million in the fiscal year ended June 30, 1998 and $152 million in the prior fiscal year. Results of discontinued operations include allocations of consolidated interest expense totaling $39 million and $41 million in the fiscal years ended June 30, 1998 and 1997, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

[REPORTED REVENUES BY BUSINESS SEGMENT CHART]


[EBITDA BY BUSINESS SEGMENT CHART]

Net income including discontinued operations was $946 million or $2.70 per basic share and $2.68 per diluted share in the fiscal year ended June 30, 1998, compared with $502 million or $1.36 per basic share and $1.35 per diluted share in the prior fiscal year.


Spirits and Wine

                                                                                          Five Months
                                           Twelve Months Ended June 30,                  Ended June 30,
U.S. Dollars in Millions                 1998         1997           1996            1996           1995
------------------------                 ----         ----           ----            ----           ----
Attributed Revenues                   $ 4,757        $ 5,249        $ 5,343        $ 2,007        $ 1,904
Adjustment for equity companies           (87)          (198)          (240)          (116)          (112)
                                      -------        -------        -------        -------        -------
Reported Revenue*                     $ 4,670        $ 5,051        $ 5,103        $ 1,891        $ 1,792
                                      =======        =======        =======        =======        =======
EBITDA before charges                     650            810            746            244            265
Charge for Asia                           (60)            --             --             --             --
Reengineering charge                       --             --           (274)            --             --
                                      -------        -------        -------        -------        -------
EBITDA                                    590            810            472            244            265
Adjustment for equity companies            (6)           (10)           (10)            (5)            (3)
Depreciation and amortization            (119)          (123)          (124)           (57)           (55)
                                      -------        -------        -------        -------        -------
Operating Income                      $   465        $   677        $   338        $   182        $   207
                                      =======        =======        =======        =======        =======

*Reported revenues include excise taxes of $754 million, $793 million, and $766 million in the twelve months ended June 30, 1998, 1997 and 1996, respectively and $288 million and $311 million in the five month periods ended June 30, 1996 and 1995, respectively.

SPIRITS AND WINE
As a result of the sale of Tropicana, the results of The Seagram Beverage Company, which were formerly included in the results of the Tropicana Beverage Group, are now reported in the spirits and wine segment for all periods presented. The Seagram Beverage Company produces and markets coolers, beers and mixers in the United States. The results of The Seagram Beverage Company are not material to the total spirits and wine segment.

Spirits and wine revenues were adversely affected by difficult market conditions in Asia Pacific and the impact of unfavorable foreign exchange. Attributed revenues declined nine percent to $4.8 billion, while reported revenues were eight percent weaker than last year at $4.7 billion. Excluding the impact of unfavorable foreign exchange, attributed and reported revenues would have declined five percent and four percent, respectively, versus last year. EBITDA decreased 20 percent, before the charge for Asia, to $650 million. Excluding the impact of unfavorable foreign exchange, EBITDA would have decreased 10 percent. EBITDA, before the charge, as a percent of attributed revenues declined from
15.4 percent to 13.7 percent reflecting the shortfall in the Asian market, where predominantly higher margin products are sold.

Spirits and wine case volumes decreased one percent in fiscal year 1998 as the performance of the Company's global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky, for which shipments grew

[SPIRITS AND WINE ATTRIBUTED REVENUES BY GEOGRAPHIC REGION PIE CHART]

[SPIRITS AND WINE BRAND SUPPORT PIE CHART] seven percent, and Captain Morgan Rum, for which volumes increased 22 percent. ABSOLUT VODKA, which the Company distributes in major international markets, had a four percent increase in shipments. Shipments of several global brands declined due to the market conditions in Asia, including Chivas Regal Scotch Whisky, Martell Cognac and Royal Salute Scotch Whisky.

The $160 million EBITDA decrease, before the charge, is due to lower revenues and margins in Asia and the impact of unfavorable foreign exchange. The decline in revenues in Asia is due to lower shipments in order to deliberately reduce distributor inventories, particularly in Greater China, and diminished consumer demand. Margins in Asia deteriorated as demand has shifted away from imported products to less expensive locally produced spirits. EBITDA for the Americas increased nine percent, driven by North America which had higher revenues and margin increases due to improved mix and sustained price increases. EBITDA in Latin America was essentially even with last year. EBITDA for Europe & Africa declined one percent, but would have increased seven percent excluding the impact of unfavorable foreign exchange. Key growth markets in Europe included the U.K. and Spain.

In the fiscal year ended June 30, 1998, attributed revenues and EBITDA generated in North America accounted for 42 percent and 60 percent of total attributed revenues and EBITDA, respectively. Europe & Africa accounts for 34 percent of spirits and wine attributed revenues and 28 percent of EBITDA. Reflecting the difficult market conditions this year, Asia Pacific's contribution declined to 13 percent of the total attributed revenues and only one percent of EBITDA. Latin America accounts for the remaining 11 percent of both attributed revenues and EBITDA. (This geographic breakdown, which is used by management to measure the performance of marketing affiliates, assigns sales to the region in which the purchaser is located, includes the Company's proportionate share of the revenues and EBITDA of equity company affiliates and is before one-time charges. The geographic data contained in Note 14 of the Notes to the Consolidated Financial Statements for the fiscal year ended June 30, 1998 include the Company's other operations, and are based upon the location of the legal entity which invoices the sale.)

Despite the revenue and EBITDA decline, the Company continued to invest for future growth by supporting its brands in key markets. While total brand spending declined 12 percent, or approximately three percent at constant exchange rates, due to the volume shortfall, brand equity spending rose four percent. The brand equity growth reflects an increased emphasis on the consumer and is focused behind core strategic brands in North America, particularly Crown Royal Canadian Whisky and ABSOLUT VODKA, and in Europe.

In the second quarter of the fiscal year ended June 30, 1998, the Company recorded a $60 million charge related to its operations in Asia. The charge was comprised of approximately $30 million for increased bad debt reserves, $15 million for severance and related costs, and the remainder for other asset write-downs. After giving effect to this charge, EBITDA was $590 million compared with $810 million in the prior fiscal year.

Depreciation and amortization of assets was $96 million in fiscal year 1998 and $101 million in fiscal year 1997. Amortization of goodwill was $23 million and $22 million in the fiscal years 1998 and 1997, respectively. Spirits and wine capital


[SPIRITS AND WINE EBITDA BY GEOGRAPHIC REGION - PIE CHARTS] expenditures were $170 million and $187 million in fiscal years 1998 and 1997, respectively. Total assets were $5,015 million at June 30, 1998.


Entertainment

                                                                                                              Six Months
                                                                                         Five Months             Ended
                                            Twelve Months Ended June 30,                Ended June 30,         June 30,
U.S. Dollars in Millions                 1998          1997           1996           1996          1995          1995
------------------------                 ----          ----           ----           ----          ----          ----
Attributed Revenues
   Filmed Entertainment               $ 3,926        $ 3,917        $ 3,671        $ 1,740        $ 193        $ 1,556
   Music                                1,529          1,500          1,205            537           85            589
   Recreation and Other                   984          1,097          1,075            495           88            448
                                      -------        -------        -------        -------        -----        -------
Attributed Revenues                   $ 6,439        $ 6,514        $ 5,951        $ 2,772        $ 366        $ 2,593
Gain on sale of Putnam                     --             64             --             --           --             --
Adjustment for equity companies        (1,395)          (985)          (839)          (412)         (65)          (372)
                                      -------        -------        -------        -------        -----        -------
REPORTED REVENUES                     $ 5,044        $ 5,593        $ 5,112        $ 2,360        $ 301        $ 2,221
                                      =======        =======        =======        =======        =====        =======

EBITDA
   Filmed Entertainment               $   463        $   373        $   379        $   176        $  37        $    89
   Music                                   90             72             24            (24)          11             75
   Recreation and Other                   159            158            147             44           18             75
                                      -------        -------        -------        -------        -----        -------
EBITDA                                    712            603            550            196           66        $   239
                                                                                                               =======
Gain on sale of Putnam                     --             64             --             --           --
Adjustment for equity companies          (178)           (97)           (92)           (47)         (11)
Depreciation and amortization            (371)          (328)          (284)          (148)         (23)
                                      -------        -------        -------        -------        -----
OPERATING INCOME                      $   163        $   242        $   174        $     1        $  32
                                      =======        =======        =======        =======        =====

Note: The Company's reported financial results for the five-month periods ended June 30, 1996 and 1995 include six months of Universal (from January 1, 1996 to June 30, 1996) and one month of Universal (from the acquisition date of June 5, 1995 to June 30, 1995), respectively. Universal's results for the six months ended June 30, 1995 are provided for comparative purposes.


ENTERTAINMENT
In the fiscal year ended June 30, 1998, Universal contributed $5.0 billion to reported revenues, 10 percent less than the $5.6 billion contributed in the prior fiscal year. Operating income declined to $163 million compared with $242 million in fiscal year 1997, which included the $64 million gain on the sale of Putnam. Excluding the operating contribution of Putnam and the gain on the sale in the prior fiscal year, reported revenues decreased six percent, while operating income increased four percent.

Filmed Entertainment In fiscal year 1998, attributed revenues were essentially even with the prior year, while reported revenues decreased twelve percent. As a result of the USA Networks and USAi transactions, fiscal year 1998 attributed revenues and EBITDA include 50 percent of USA Networks from July 1, 1997 to October 21, 1997, 100 percent of USA Networks from October 22, 1997 to February 11, 1998 and the Company's 45.8 percent equivalent share of the earnings of USAi thereafter. Reported revenues declined, in spite of even attributed revenues, because of a higher equity company adjustment related to the Company's investment in USAi this year versus USA Networks last year. The motion picture group revenues, which accounted for approximately half of the $3.9 billion of attributed revenues, declined substantially due to the disappointing box office performance of releases in fiscal year 1998, including A Simple Wish, Primary Colors and Mercury Rising.

EBITDA increased 24 percent to $463 million. EBITDA as a percent of attributed revenues increased from 9.5 percent to 11.8 percent. EBITDA benefited from the USA Networks and USAi transactions as well as the strong performance of the USA cable networks, which had higher advertising and affiliate revenues. Motion picture group EBITDA declined due to the box office performance of current releases, which more than offset higher library sales and profitability.

32

ENTERTAINMENT CAPITAL EXPENDITURES

                                                             Five Months
                                                                Ended
                               Twelve Months Ended June 30,   June 30,
U.S. Dollars in Millions       1998       1997       1996       1996
------------------------       ----       ----       ----       ----
   Filmed Entertainment        $ 94       $ 44       $ 52       $ 33
   Music                         31         47         37         24
   Recreation and Other         115        115        180         79
                               ----       ----       ----       ----
                               $240       $206       $269       $136
                               ====       ====       ====       ====

Note: Capital expenditures for the five-month period ended June 30, 1996 include six months of Universal (from January 1, 1996 to June 30, 1996).

Music    In fiscal year 1998, both attributed and reported revenues increased two percent. Major albums in release in 1998 included those by Chumbawamba, K-Ci & JoJo, Trisha Yearwood and Smashmouth. In addition, the Company benefited from its significant investment internationally with the success of Aqua, a group from Denmark whose album Aquarium sold 8.9 million units in the 1998 fiscal year. The Company has also developed local artists including Rosana in Spain, Claudinho and Buchecha in Brazil and Molotov in Mexico.

Music EBITDA increased 25 percent to $90 million. EBITDA as a percent of attributed revenues rose from 4.8 percent to 5.9 percent reflecting a better mix of releases on wholly-owned labels.

Recreation and Other Attributed revenues for recreation and other declined 10 percent while reported revenues declined 15 percent. EBITDA was essentially even at $159 million. The comparison is impacted by the sale of Putnam during fiscal year 1997. Excluding the contribution of Putnam from the prior fiscal year, attributed revenues rose four percent, reported revenues increased three percent and EBITDA was 21 percent higher.

The EBITDA growth is primarily due to stronger results at Universal Studios Florida and improved contribution from new media ventures reflecting the success of the Crash Bandicoot 2 video game. At Universal Studios Florida, a 50 percent-owned joint venture, per capita spending rose three percent, largely due to an increase in the price of admission. Paid attendance declined two percent. However, total turnstile attendance rose nine percent, driven by a promotion for second-day-free admission. The promotion resulted in higher revenues and margins at the theme park. EBITDA at Universal Studios Hollywood was lower as a 13 percent decline in paid attendance more than offset a three percent increase in per capita spending. The attendance shortfall was caused by the impact of El Nino, as well as difficult comparisons with the prior year which benefited from the opening of Jurassic Park - The Ride in June 1996.

Spencer Gifts continued its strong performance during the fiscal year due to new store openings and a slight increase in comparable store sales. The Universal Studios New Media Group had strong video game sales, principally Crash Bandicoot 2, and reduced losses from the Company's equity investment in Interplay Productions.

         [UNIVERSAL ATTRIBUTED REVENUES BY BUSINESS SEGMENT PIE CHARTS]

FISCAL YEAR ENDED JUNE 30, 1997 VS. COMPARABLE PERIOD ENDED JUNE 30, 1996 Reported revenues and attributed revenues of $10.6 billion and $11.8 billion, respectively, increased from $10.2 billion and $11.3 billion, respectively, in the prior period. Excluding the contribution of Putnam which was sold in December 1996, reported revenues and attributed revenues both increased five percent year-on-year. EBITDA was $1.4 billion compared with $1.0 billion in the prior period. Excluding the contribution of Putnam and a $274 million pretax reengineering charge for spirits and wine operations in the prior period, EBITDA increased 10 percent. Spirits and wine EBITDA, excluding the reengineering charge in the prior period, was nine percent higher. Entertainment EBITDA was 13 percent above the prior period, excluding the contribution of Putnam.

Operating income, including a $64 million pretax gain on the sale of Putnam, was $781 million, up substantially from the prior year which included the $274 million pretax reengineering charge for spirits and wine operations. Excluding the contribution of Putnam from both years and the reengineering charge last year, operating income rose nine percent year-on-year reflecting the growth in operations which was partially offset by higher depreciation and amortization and higher corporate expenses. The incremental depreciation and amortization principally resulted from higher goodwill amortization related to the Brillstein-Grey Entertainment, Interscope Records and Multimedia Entertainment acquisitions. The increase in corporate expenses to $138 million is largely due to the increase in the market value of the Company's shares during the fiscal year ended June 30, 1997 which resulted in the recognition of additional expenses associated with stock-based compensation.

Interest, net and other in the fiscal year ended June 30, 1997 was net of the pretax gains on the sales of the DuPont warrants ($60 million) and Time Warner shares ($154 million). Net interest expense of $247 million was also partially offset by $40 million of dividend income from Time Warner and DuPont. In the twelve months ended June 30, 1996, net interest expense of $277 million was partially offset by $39 million of dividend income.

The underlying effective income tax rate for continuing operations (excluding one-time items) for the fiscal year ended June 30, 1997 was 38 percent compared with 41 percent in the comparable prior period. The income tax provision in fiscal 1997 also included $21 million of taxes on the gain on the sale of the DuPont warrants, $64 million of taxes on the gain on the sale of Putnam and $54 million of taxes on the gain on the sale of Time Warner shares. In the comparable prior period, the income tax provision included a $73 million benefit on the reengineering charge and a $67 million benefit related to a settlement with the U.S. government regarding the recognition of a capital loss on the Company's 1981 exchange of shares of Conoco Inc. for common stock of DuPont.

Income from continuing operations was $445 million or $1.20 per share (basic and diluted) in the fiscal year ended June 30, 1997, compared with $100 million or $0.26 per share (basic and diluted) in the comparable prior period. Excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations in fiscal year 1997 was $306 million or $0.82 per share (basic and diluted). In the comparable prior period, excluding the reengineering charge and the benefit associated with the tax settlement, income from continuing operations was $234 million or $0.63 per basic share and $0.61 on a diluted basis.

                                   [PIE CHART]

34

Income from discontinued Tropicana operations, after tax, was $57 million or $0.16 per basic share and $0.15 per diluted share in the fiscal year ended June 30, 1997, compared with $42 million or $0.11 per share (basic and diluted) in the comparable prior period. Reported revenues from discontinued operations were $1.9 billion in the fiscal year ended June 30, 1997 and $1.8 billion in the comparable prior period. Operating income was $152 million in the fiscal year ended June 30, 1997 and $120 million in the comparable prior period. Results of discontinued operations include allocations of consolidated interest expense totaling $41 million and $38 million in the twelve months ended June 30, 1997 and 1996, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

Net income including discontinued operations was $502 million or $1.36 per basic share and $1.35 per diluted share in the fiscal year ended June 30, 1997, compared with $142 million or $0.37 per share (basic and diluted) in the comparable prior period.

SPIRITS AND WINE
Attributed revenues declined two percent to $5.2 billion, while reported revenues were one percent weaker than the comparable prior period at $5.05 billion. Excluding the impact of unfavorable foreign exchange, revenues would have been essentially even with the comparable prior period. Spirits and wine case volumes decreased two percent in fiscal year 1997 as the performance of the Company's global brands was mixed. EBITDA increased nine percent to $810 million from $746 million before the reengineering charge, driven largely by strong North American performance. The foreign exchange impact on EBITDA was negligible.

The $64 million EBITDA increase, before the reengineering charge in the prior period, reflected significant growth in the Americas and was driven by strong volumes in North America and improvement in key Latin American markets. EBITDA for Europe & Africa declined seven percent primarily due to the difficult conditions in the German and Italian markets. In Asia Pacific, EBITDA declined five percent.

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

Filmed Entertainment In fiscal year 1997, attributed revenues increased seven percent and reported revenues increased six percent. EBITDA declined slightly to $373 million. The motion picture group's EBITDA was down, despite the successful theatrical release of The Nutty Professor, Liar Liar and The Lost World:
Jurassic Park, due to several disappointing releases and a one-time charge associated with the termination of The Bubble Factory production deal. The EBITDA of USA Networks (50 percent-owned at June 30, 1997) and the television group were essentially even with the prior comparable period.

Music Attributed revenues and reported revenues increased 24 percent and 22 percent, respectively. The results reflect a considerably improved chart position. Major albums in release in 1997 included those by No Doubt, Bush, BLACKstreet, The Wallflowers, Counting Crows and Nirvana. Music EBITDA tripled to $72 million.

Recreation and Other Attributed revenues for recreation and other increased two percent while reported revenues decreased three percent. EBITDA increased seven percent to $158 million. Excluding the contribution of Putnam from both periods, attributed revenues rose over 20 percent, reported revenues increased 18 percent and EBITDA climbed 22 percent. The recreation group's strong growth was driven by the successful opening of two new attractions: Jurassic Park - The Ride at Universal Studios Hollywood in June 1996, and Terminator 2: 3-D at Universal Studios Florida, its 50 percent-owned joint venture, in May 1996. Attendance and per capita spending rose at both theme parks.

TRANSITION PERIOD VS. COMPARABLE PERIOD ENDED JUNE 30, 1995 Revenues were significantly higher than the comparable prior period reflecting the timing of the closing of the Universal acquisition in June 1995. EBITDA increased 33 percent to $440 million in the Transition Period. Entertainment EBITDA was $196 million compared with $66 million in the prior period, which represented one month of Universal results. Operating income declined to $128 million in the Transition Period reflecting a substantial increase in the depreciation and amortization expense associated with the Universal acquisition.

Interest, net and other in the Transition Period was $99 million, $43 million higher than in the five months ended June 30, 1995. The prior period was net of $76 million of interest income largely earned from the temporary investment of the full proceeds from the DuPont redemption from April 1995 until the funding of the Universal acquisition in June 1995.

The income tax provision in the Transition Period included the $67 million benefit related to a settlement with the U.S. government regarding the 1981 exchange of shares of Conoco Inc. for common stock of DuPont. Excluding this tax benefit, the effective income tax rate of 117 percent was significantly higher than the prior period rate of 33 percent because of the non-deductibility of the goodwill amortization associated with the Universal acquisition and lower taxable earnings.

Income from continuing operations was $67 million or $0.18 per share (basic and diluted) in the Transition Period. Excluding the $67 million benefit associated with the tax settlement, income from continuing operations was breakeven. In the five months ended June 30, 1995, income from continuing operations was $107 million or $0.29 per share (basic and diluted).

Income from discontinued Tropicana operations, after tax, was $18 million or $0.05 per share (basic and diluted) in the Transition Period, compared with $10 million or $0.03 per share (basic and diluted) in the five months ended June 30, 1995. Reported revenues from discontinued operations were $762 million in the Transition Period and $622 million in the five months ended June 30, 1995 comparable prior period. Operating income was $51 million in the Transition Period and $36 million in the five months ended June 30, 1995. Results of discontinued operations include allocations of consolidated interest expense totaling $15 million and $17 million in the five months ended June 30, 1996 and 1995, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

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

Net income including discontinued operations was $85 million or $0.23 per share (basic and diluted) in the Transition Period compared with $3.3 billion or $8.99 per basic share and $8.92 per diluted share for the five-month period ended June 30, 1995.

SPIRITS AND WINE
In the Transition Period, spirits and wine attributed revenues grew five percent to $2.0 billion and reported revenues increased six percent to $1.9 billion largely driven by improvement in Europe. In the Transition Period, EBITDA decreased eight percent to $244 million primarily reflecting a decline in North America, which more than offset improvement in Europe & Africa and a substantial recovery in several Latin American affiliates. Asia Pacific's results were essentially unchanged. Spirits and wine case volumes rose almost four percent in the Transition Period, as most of the Company's key premium brands grew.

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

Filmed Entertainment In the six-month period ended June 30, 1996, attributed revenues and reported revenues each rose 12 percent and EBITDA almost doubled to $176 million versus the prior period. The motion picture group was driven by higher worldwide profits from prior year releases, particularly Babe and Casper. The television group had improved results mainly because of the cancellation of several series which were in a deficit position. EBITDA of USA Networks (50 percent-owned at June 30, 1996) was essentially even with the prior period.

Music In the six-month period ended June 30, 1996, attributed and reported revenues each declined nine percent, while EBITDA was a loss of $24 million compared to income of $75 million in the comparable prior period. Lower revenues and EBITDA reflect difficult comparisons with the prior period as the six months ended June 30, 1995 included significant carryover business from the very strong fourth quarter of 1994. EBITDA was affected by a substantial investment program in 1996, which

36


included increased spending for international expansion and investment in new artists and label ventures including Universal Records and Rising
Tide/Nashville, and the acquisition of a 50 percent interest in Interscope Records.

Recreation and Other Attributed revenues increased 10 percent and reported revenues increased eight percent during the six-month period ended June 30, 1996 but EBITDA declined from $75 million to $44 million. Attendance and per capita spending at both theme parks were higher in the period ended June 30, 1996 than the prior period. This is due in part to the successful openings of Terminator 2: 3-D at Universal Studios Florida, the Company's 50 percent-owned joint venture, in May 1996 and Jurassic Park - The Ride at Universal Studios Hollywood in June 1996. Recreation EBITDA was down substantially due largely to higher marketing spending and the timing of that spending in advance of the new attractions which opened comparatively late in the period.

LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK
The Company's financial position strengthened during the fiscal year ended June 30, 1998. Total current assets increased to $7.0 billion at June 30, 1998 from $6.1 billion at June 30, 1997. The increase is primarily due to additional cash and short-term investments of $684 million resulting from the proceeds received from the USAi transaction and the sale of the remaining Time Warner shares, offset in part by the use of funds for share repurchases. Current liabilities of $4.7 billion at June 30, 1998 were $1.6 billion higher than at June 30, 1997 largely due to an increase in short-term borrowings to fund the $1.7 billion acquisition of the incremental 50 percent share of USA Networks. Shareholders' equity was $9.3 billion at June 30, 1998 compared to $9.4 billion at June 30, 1997. The Company's total long- and short-term debt, net of cash and short-term investments, increased to $2.7 billion at June 30, 1998 from $2.2 billion at June 30, 1997. The Company's ratio of net debt to total capitalization (including minority interest) increased from 16 percent to 19 percent, reflecting the higher debt outstanding.

In the fiscal year ended June 30, 1998, operating activities used cash of $241 million, following net cash provided of $664 million in the fiscal year ended June 30, 1997. The increased cash requirements in the 1998 fiscal year reflect reduced income from continuing operations (excluding the gains on the USAi transaction and the Time Warner share sales) and higher working capital requirements. The net cash used for operating activities is partially offset by significant non-cash charges such as depreciation and amortization of assets and amortization of excess of cost over fair value of assets.

Net cash provided by investing activities was $699 million in fiscal year 1998. The net cash provided includes gross proceeds from the USAi transaction ($1.3 billion) and the sales of 26.8 million Time Warner shares ($1.9 billion). These cash proceeds were partially offset by the acquisition of the incremental 50 percent interest in USA Networks ($1.7 billion) and capital expenditures of $410 million: spirits and wine - $170 million and entertainment - $240 million. In addition, $386 million of cash was used for sundry investments including investments in Doosan Seagram Co., Ltd., the Company's spirits and wine affiliate in Korea, Port Aventura, a theme park located in Spain, and Loews Cineplex Entertainment Corporation. In fiscal year 1997, net cash provided by investing activities was $1.7 billion and included gross proceeds from the sale of 30 million Time Warner shares ($1.39 billion), the sale of the DuPont warrants ($500 million) and the sale of Putnam ($330 million). These cash proceeds were partially offset by capital expenditures of $393 million: spirits and wine - $187 million and entertainment - $206 million.

In the fiscal year ended June 30, 1998, the Company made dividend payments of $231 million and used $753 million to repurchase its common shares. Financing activities reflect an increase in short-term borrowings of $1.1 billion used to finance the acquisition of the incremental 50 percent interest in USA Networks. The net result of the cash used for operating activities and the cash provided by investing activities and financing activities, was net cash provided by continuing operations of $617 million. In the fiscal year ended June 30, 1998, the discontinued Tropicana operations provided cash of $67 million resulting in an aggregate increase of $684 million in cash and short-term investments. In the fiscal year ended June 30, 1997, continuing operations provided net cash of $197 million and discontinued Tropicana operations provided net cash of $16 million, reflected as a $213 million increase in cash and short-term investments.

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

The Company's working capital position is reinforced by available credit facilities of $3.0 billion. These facilities are used to support the Company's commercial paper borrowings and are available for general corporate purposes. The acquisition of PolyGram will be partially financed through the sale of Tropicana, the after-tax proceeds of which are expected to be approximately $3 billion. The Company expects to obtain the remaining funds for the acquisition from commercial bank borrowings, the issuance of commercial paper and/or the sale of debt securities, the terms of which have yet to be determined. The Company believes its access to external capital resources together with internally-generated liquidity will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

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

The Company's operating cash flows denominated in foreign currency as a result of its international business activities and certain of its borrowings are exposed to changes in foreign exchange rates. The Company continually evaluates its foreign currency exposure (primarily British pound, French franc, German mark and Swiss franc), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, the Company engages in hedging activities. The magnitude and nature of such hedging activities are explained further in Note 10 to the financial statements.

The Company employs a variance/covariance approach in its calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95 percent confidence level and assuming a one-day holding period. The VaR, which is the potential loss in fair value, attributable to those interest rate sensitive exposures associated with the Company's exposure to interest rates at June 30, 1998 and the average VaR for the year then ended was $11 million. This exposure is primarily related to long-term debt with fixed interest rates. The VaR, which is the potential loss in earnings associated with the Company's exposure to foreign exchange rates, primarily to hedge cash flow exposures denominated in foreign currencies, was $12 million at June 30, 1998 and the average VaR for the year then ended was $5 million. These exposures include intercompany trade accounts, service fees, intercompany loans, third party debt and firm commitments related to the acquisition of PolyGram. The Company is subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the Company's VaR calculation.

                                     [GRAPH]

38

YEAR 2000 ISSUE

The Company has a comprehensive program to address Year 2000 readiness in its internal systems and with its customers and suppliers. The Company's program addresses its most critical internal systems first and targets to have them Year 2000 compliant by July 1, 1999, the first day of the Company's fiscal year 2000. These activities are intended to encompass all major categories of information technology and non-information technology systems in use by the Company, including manufacturing, sales, finance and human resources. The costs incurred to date related to these programs have not been material. The Company currently estimates that the total cost of its Year 2000 readiness programs, excluding redeployed resources, will not exceed $50 million. The total cost estimate does not include potential costs related to any customer or other claims or the costs of internal software or hardware replaced in the normal course of business. The total cost estimate is based on the current assessment of the Company's Year 2000 readiness needs and is subject to change as the program progresses.

The Company is communicating with its major customers, suppliers and financial institutions to determine the extent to which the Company is vulnerable to those third parties failure to remedy their own Year 2000 issues. While some of the Company's major suppliers and customers contacted have confirmed that they anticipate being Year 2000 compliant on or before December 31, 1999, most of the customers, suppliers and financial institutions contacted have only indicated that they have Year 2000 readiness programs.

The Company currently expects that the Year 2000 issue will not pose significant operational problems. However, delays in the implementation of new systems, a failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of its suppliers, customers and financial institutions, or a failure of such third parties to adequately address their respective Year 2000 issues could have a material adverse effect on the Company's business, financial condition and results of operations. Therefore, the Company's Year 2000 Program includes the development of contingency plans for continuing operations in the event such problems arise. However, there can be no assurance that such contingency plans will be sufficient to handle all problems which may arise.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements in this Annual Report relating to matters that are not historical facts are forward-looking statements that are not guarantees of future performance and involve risks and uncertainties, including but not limited to future global economic conditions, foreign exchange rates, the actions of competitors and other factors beyond the control of the Company including, in the case of the Year 2000 issue, the actions of customers, suppliers and financial institutions.

QUARTERLY HIGH AND LOW SHARE PRICES

                                                                                    Five Month Period      Fiscal Year Ended
                                          Fiscal Years Ended June 30,                 Ended June 30,           January 31,
                                       1998                          1997                   1996                   1996
                                 High           Low            High         Low        High      Low        High         Low
                           ----------------------------   ----------------------  ---------------------  ------------------------
New York Stock Exchange
   First Quarter           US$ 41 1/8      US$33 15/16    US$ 38 3/8  US$ 30 7/8  US$ 38 3/8  US$31 3/4  US$ 32 3/8  US$ 25 5/8
   Second Quarter              37 5/8         30 1/4          41 7/8      35 1/4      36 3/8     32 1/2      36 3/4      26 3/4
   Third Quarter               39 3/4         31 7/16         42 3/4      38                                 38 1/8      34 1/4
   Fourth Quarter              46 11/16       36 13/16        41 7/8      35 3/4                             39 1/2      34 1/4
Canadian Stock Exchange
   First Quarter            C$ 56.70        C$46.45        C$ 52 1/4   C$ 42 1/4   C$ 52 1/2   C$43 1/8   C$ 45 1/4   C$ 35 1/2
   Second Quarter              52.30          43.25           57 2/5      47 1/2      49 3/4     44 2/5      50          36 1/4
   Third Quarter               56.50          44.70           57 3/10     51 9/10                            52          46 1/4
   Fourth Quarter              67.50          52.65           58 1/10     50                                 53 1/4      46 7/8


RETURN TO SHAREHOLDERS

The Company had 7,167 registered shareholders at August 15, 1998. The Company's common shares are listed on the New York, Toronto, Montreal, Vancouver and London Stock Exchanges. Closing prices at June 30, 1998, on the New York and Toronto Stock Exchanges were $40.94 and C$59.95, respectively.

In the fiscal year ended June 30, 1998, the Company paid dividends of $0.165 per share per quarter. In the fiscal year ended June 30, 1997, the Company paid dividends of $0.15 per share in the first quarter and $0.165 per share in each of the final three quarters. In the Transition Period and the year ended January 31, 1996, dividends paid were $0.15 per share per quarter. Dividends paid to shareholders totaled $231 million and $239 million in fiscal years 1998 and 1997, respectively, $112 million in the Transition Period and $224 million in the year ended January 31, 1996.

CONSOLIDATED STATEMENT OF INCOME

                                                                                          Transition Period     Fiscal Year
                                                                   Fiscal Years Ended           Ended             Ended
                                                                       June 30,                June 30,        January 31,
U.S. Dollars in Millions, Except Per Share Amounts               1998         1997                1996             1996
----------------------------------------------------------------------------------------------------------------------------
Revenues                                                     $  9,714      $ 10,644            $  4,251         $  8,052
Cost of revenues                                                5,630         6,369               2,671            4,865
Selling, general and administrative expenses                    3,576         3,494               1,452            2,705
                                                             --------      --------            --------         --------
Operating income                                                  508           781                 128              482
Interest, net and other                                        (1,058)           (7)                 99              195
                                                             --------      --------            --------         --------
                                                                1,566           788                  29              287
Provision (benefit) for income taxes                              638           331                 (33)             121
Minority interest charge (credit)                                  48            12                  (5)              22
                                                             --------      --------            --------         --------
Income from continuing operations                                 880           445                  67              144
                                                             --------      --------            --------         --------
Income from discontinued Tropicana operations, after tax           66            57                  18               30
                                                             --------      --------            --------         --------
Discontinued DuPont activities:
   Dividends, after tax                                            --            --                  --               68
   Gain on redemption of 156 million shares, after tax             --            --                  --            3,164
                                                             --------      --------            --------         --------
                                                                   --            --                  --            3,232
                                                             --------      --------            --------         --------
Net Income                                                   $    946      $    502            $     85         $  3,406
                                                             ========      ========            ========         ========
Earnings per share - basic
   Income from continuing operations                         $   2.51      $   1.20            $    .18         $    .38
   Discontinued Tropicana operations, after tax                   .19           .16                 .05              .08
   Discontinued DuPont activities, after tax                       --            --                  --             8.67
                                                             --------      --------            --------         --------
   Net Income                                                $   2.70      $   1.36            $    .23         $   9.13
                                                             ========      ========            ========         ========

Earnings per share - diluted
   Income from continuing operations                         $   2.49      $   1.20            $    .18         $    .38
   Discontinued Tropicana operations, after tax                   .19           .15                 .05              .08
   Discontinued DuPont activities, after tax                       --            --                  --             8.54
                                                             --------      --------            --------         --------
   Net Income                                                $   2.68      $   1.35            $    .23         $   9.00
========================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

                                                                                               June 30,    June 30,
U.S. Dollars in Millions                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and short-term investments at cost                                                     $  1,174    $    490
   Receivables, net                                                                               2,155       1,781
   Inventories                                                                                    2,555       2,584
   Film costs, net of amortization                                                                  175         387
   Deferred income taxes                                                                            282         512
   Prepaid expenses and other current assets                                                        630         377
                                                                                               --------    --------
   TOTAL CURRENT ASSETS                                                                           6,971       6,131
                                                                                               --------    --------
Common stock of DuPont                                                                            1,228       1,034
Common stock of USAi                                                                                306          -
Common stock of Time Warner                                                                          -        1,291
Film costs, net of amortization                                                                   1,272         991
Artists' contracts, advances and other entertainment assets                                         761         645
Property, plant and equipment, net                                                                2,733       2,559
Investments in unconsolidated companies                                                           3,437       2,097
Excess of cost over fair value of assets acquired                                                 3,076       3,355
Deferred charges and other assets                                                                   661         610
Net assets of discontinued Tropicana operations                                                   1,734       1,734
                                                                                               --------    --------
                                                                                               $ 22,179    $ 20,447
                                                                                               ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-term borrowings and indebtedness payable within one year                              $  1,653    $    239
   Accrued royalties and participations                                                             702         726
   Payables and accrued liabilities                                                               2,068       1,818
   Income and other taxes                                                                           286         304
                                                                                               --------    --------
   TOTAL CURRENT LIABILITIES                                                                      4,709       3,087
                                                                                               --------    --------
Long-term indebtedness                                                                            2,225       2,478
Accrued royalties and participations                                                                421         339
Deferred income taxes                                                                             2,598       2,426
Other credits                                                                                       995         844
Minority interest                                                                                 1,915       1,851
Shareholders' Equity
   Shares without par value                                                                         848         809
   Cumulative currency translation adjustments                                                     (499)       (427)
   Cumulative gain on equity securities, after tax                                                  699         781
   Retained earnings                                                                              8,268       8,259
                                                                                               --------    --------
   TOTAL SHAREHOLDERS' EQUITY                                                                     9,316       9,422
                                                                                               --------    --------
                                                                                               $ 22,179    $ 20,447
                                                                                               ========    ========

The accompanying notes are an integral part of these financial statements.


                              Approved by the Board

         /s/ Edgar M. Bronfman                         /s/ C.E. Medland
          Edgar M. Bronfman                             C.E. Medland
              Director                                    Director

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                   Transition        Fiscal Year
                                                                           Fiscal Years Ended      Period Ended        Ended
                                                                                June 30,             June 30,         January 31,
U.S. Dollars in Millions                                                    1998       1997            1996             1996
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                        $   880      $   445      $    67          $   144
Adjustments to reconcile income from continuing operations
   to net cash provided:
   Depreciation and amortization of assets                                   289          290          134              201
   Amortization of excess of cost over fair value of assets acquired         208          165           73               86
   Gain on sale of Time Warner shares, DuPont warrants and Putnam,
      before tax                                                            (926)        (278)          --               --
   Gain on USAi transaction, before tax                                     (360)          --           --               --
   Minority interest charged (credited) to income                             48           12           (5)              22
   Sundry                                                                    (49)         128           --               11
   Changes in assets and liabilities:
      Receivables, net                                                      (324)        (238)         540             (145)
      Inventories                                                             14            6          (65)            (130)
      Film costs, net of amortization                                       (246)        (306)        (102)             (42)
      Prepaid expenses and other current assets                             (278)         (59)         (60)             (30)
      Artists' contracts, advances and other entertainment assets            (88)          (2)           1               66
      Payables and accrued liabilities                                       (53)         357         (248)             115
      Income and other taxes payable                                          46          156           56             (106)
      Deferred income taxes                                                  447          (53)          (4)              26
      Other credits                                                          151           41          (72)               4
                                                                         -------      -------      -------          -------
                                                                          (1,121)         219          248               78
                                                                         -------      -------      -------          -------
Net cash (used for) provided by operating activities                        (241)         664          315              222
                                                                         -------      -------      -------          -------
INVESTING ACTIVITIES
Capital expenditures                                                        (410)        (393)        (245)            (349)
Proceeds from sale of Time Warner shares, DuPont warrants and Putnam       1,863        2,217           --               --
Acquisition of 50% interest in USA Networks                               (1,700)          --           --               --
Proceeds from USAi transaction                                             1,332           --           --               --
Investment in Interscope Records                                              --           --         (200)              --
Investment in Brillstein-Grey Entertainment                                   --           --          (81)              --
Discontinued DuPont activities:
   Dividends, net of taxes paid                                               --           --           --               68
   Proceeds from redemption of shares, net of taxes paid                      --           --           --            7,729
Purchase of 80 percent interest in Universal                                  --           --           --           (5,523)
Sundry                                                                      (386)        (116)         (65)             (14)
                                                                         -------      -------      -------          -------
Net cash provided by (used for) investing activities                         699        1,708         (591)           1,911
                                                                         -------      -------      -------          -------
FINANCING ACTIVITIES
Dividends paid                                                              (231)        (239)        (112)            (224)
Issuance of shares upon exercise of stock options and
   conversion of LYONs                                                        86          107           20               72
Shares purchased and retired                                                (753)        (416)         (68)             (18)
Increase in long-term indebtedness                                            41            3           36              214
Decrease in long-term indebtedness                                           (37)         (29)        (341)            (251)
Increase (decrease) in short-term borrowings and
   indebtedness payable within one year                                    1,053       (1,601)         914           (1,595)
                                                                         -------      -------      -------          -------
Net cash provided by (used for) financing activities                         159       (2,175)         449           (1,802)
                                                                         -------      -------      -------          -------
Net cash provided by continuing operations                                   617          197          173              331
                                                                         -------      -------      -------          -------
Net cash provided by (used for) discontinued Tropicana operations             67           16         (126)            (249)
                                                                         -------      -------      -------          -------
NET INCREASE IN CASH AND SHORT-TERM INVESTMENTS                          $   684      $   213      $    47          $    82
                                                                         =======      =======      =======          =======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                           Common Shares Without    Cumulative   Cumulative
                                                                 Par Value            Currency  Gain (Loss)
                                                              Number               Translation    on Equity   Retained
U.S. Dollars in Millions, Except Per Share Amounts       (Thousands)      Amount   Adjustments   Securities   Earnings
----------------------------------------------------------------------------------------------------------------------
JANUARY 31, 1995                                             372,537       $ 638      $(359)      $ (85)      $ 5,315

Fiscal year ended January 31, 1996
   Net income                                                                                                   3,406
   Dividends paid ($.60 per share)                                                                               (224)
   Change in currency translation adjustments                                            91
   Change in market value of equity
      securities, net of $265 tax                                                                   492
   Shares issued - exercise of stock options                   2,056          57
                 - conversion of LYONs                           550          15
   Shares purchased and retired                                 (681)         (1)                                 (17)
                                                             -------       -----      -----       -----       -------
JANUARY 31, 1996                                             374,462         709       (268)        407         8,480

Transition Period ended June 30, 1996
   Net income                                                                                                      85
   Dividends paid ($.30 per share)                                                                               (112)
   Change in currency translation adjustments                                            22
   Change in market value of equity
      securities, net of $38 tax benefit                                                            (70)
   Shares issued - exercise of stock options                     612          18
                 - conversion of LYONs                            57           2
   Shares purchased and retired                               (2,072)         (4)                                 (64)
                                                             -------       -----      -----       -----       -------
JUNE 30, 1996                                                373,059         725       (246)        337         8,389

Fiscal year ended June 30, 1997
   Net income                                                                                                     502
   Dividends paid ($.645 per share)                                                                              (239)
   Change in currency translation adjustments                                          (181)
   Change in market value of equity
      securities, net of $239 tax                                                                   444
   Shares issued - exercise of stock options                   3,243          98
                 - conversion of LYONs                           296           9
   Shares purchased and retired                              (11,317)        (23)                                (393)
                                                             -------       -----      -----       -----       -------
JUNE 30, 1997                                                365,281         809       (427)        781         8,259

Fiscal year ended June 30, 1998
   Net income                                                                                                     946
   Dividends paid ($.66 per share)                                                                               (231)
   Change in currency translation adjustments                                           (72)
   Change in market value of equity securities,
      net of $44 tax benefit                                                                        (82)
   Shares issued - exercise of stock options                   2,751          84
                 - conversion of LYONs                            48           2
   Shares purchased and retired                              (20,948)        (47)                                (706)
                                                             -------       -----      -----       -----       -------
JUNE 30, 1998                                                347,132       $ 848      $(499)      $ 699       $ 8,268
                                                             =======       =====      =====       =====       =======

The accompanying notes are an integral part of these financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



THE SEAGRAM COMPANY LTD. operates in two global business segments: spirits and wine and entertainment. The spirits and wine businesses are engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers. The entertainment company, Universal Studios, Inc. ("Universal"), produces and distributes motion picture, television and home video products and recorded music; and operates theme parks and retail stores.

More than 50 percent of the Company's shares are held by U.S. residents and, therefore, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) which, in their application to the Company, conform in all material respects to Canadian GAAP. Differences between U.S. and Canadian GAAP and the magnitude thereof are discussed in Note 19. Should a material difference arise in the future, financial statements will be provided under both U.S. and Canadian GAAP.

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

FOREIGN CURRENCY TRANSLATION Except for operations in highly inflationary economies, affiliates outside the U.S. operating in the spirits and wine segment use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income. Affiliates outside the U.S. operating in the entertainment segment principally use the U.S. dollar as the functional currency.

INVENTORIES Inventories are stated at cost, which is not in excess of market, and consist principally of spirits and wines. The cost of spirits and wines inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method. The cost of music, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

In accordance with industry practice, current assets include spirits and wines which, in the Company's normal business cycle, are aged for varying periods of years.

REVENUES AND COSTS
Film Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Generally, television films from the Company's library are licensed for domestic and foreign syndication, cable or pay television and home video.

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

Film costs, net of amortization, classified as current assets include the portion of unamortized costs of completed theatrical films allocated to theatrical, home video and pay television distribution markets. The allocated portion of released film costs expected to be realized from secondary markets or other exploitation is reported as a noncurrent asset. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets. Generally, abandoned story and development costs are charged to film production overhead. Film costs are stated at the lower of unamortized cost or estimated net realizable value as periodically determined on a film-by-film basis. Approximately $300 million of the cost of the Universal acquisition was allocated to the film library and is being amortized on a straight-line basis principally over a 20-year life.

Recorded Music Revenues from the sale of recorded music, net of provision for estimated returns and allowances, are recognized upon shipment. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recouped from royalties to be earned. Approximately $400 million of the cost of the Universal acquisition was allocated to artists' contracts, music catalogs and copyrights and is being amortized, on an accelerated basis, over a 14- to 20-year life.

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

STOCK-BASED COMPENSATION Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the Company's common shares on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

FINANCIAL INSTRUMENTS The Company occasionally uses currency forwards and options to hedge firm commitments and a portion of its foreign indebtedness. In addition, the Company hedges foreign currency risk on intercompany payments through currency forwards and options which offset the exposure being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge foreign debt and intercompany payments are recorded in the income statement in selling, general and administrative expenses.

COMPREHENSIVE INCOME The Company will adopt FAS 130, Reporting Comprehensive Income, in its fiscal year beginning July 1, 1998. The consolidated statement of shareholders' equity will be expanded to include all components of comprehensive income required to be disclosed in accordance with FAS 130.

START-UP COSTS The Accounting Standards Executive Committee recently issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which is effective for the Company's fiscal year beginning July 1, 1999. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. Initial adoption of this SOP should be reported as a cumulative effect of a change in accounting principle. The Company is still evaluating the impact of adopting this pronouncement.

RECLASSIFICATIONS Certain prior period amounts in the financial statements and notes have been reclassified to conform with the current year presentation.

                                                                              45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  DISCONTINUED TROPICANA OPERATIONS

Discontinued Tropicana operations is composed of the business of Tropicana Products, Inc. and the Company's global fruit juice business ("Tropicana"). Tropicana produces, markets and distributes Tropicana, Dole* and other branded fruit juices and juice beverages. On August 25, 1998, the Company completed the sale of Tropicana for approximately $3.3 billion in cash. Proceeds from the sale will be used to partially fund the acquisition of PolyGram N.V. ("PolyGram") described in Note 2, currently scheduled to close during the second quarter of the Company's fiscal year ending June 30, 1999.

Commencing in June 1998, the Company, together with its subsidiaries and affiliates, began transferring to Tropicana Products, Inc. all shares of subsidiaries and other assets and liabilities of the Company's juice business that had not previously been owned by Tropicana Products, Inc. Certain assets relating to the business of Tropicana which, in the aggregate, are not material to Tropicana's business continue to be held by the Company or its affiliates after the closing date, pending receipt of consents or approvals or satisfaction of other applicable requirements necessary for the transfer of such assets.

Summarized below is the Tropicana financial information:

                                                                          Transition      Fiscal Year
                                                    Fiscal Years Ended  Period Ended            Ended
                                                          June 30,          June 30,        January 31,
Millions                                             1998         1997         1996              1996
-------------------------------------------------------------------------------------------------------
Revenues                                           $1,986       $1,916       $  762             $1,695
Cost of revenues                                    1,394        1,314          515              1,257
Selling, general and administrative expenses          423          450          196                336
                                                   ---------------------------------------------------
Operating income                                      169          152           51                102
Interest expense                                       39           41           15                 40
Provision for income taxes                             64           54           18                 32
                                                   ---------------------------------------------------
Income from discontinued operations                $   66       $   57       $   18             $   30
======================================================================================================

Interest expense above represents allocations based on the ratio of net assets of discontinued operations to consolidated net assets.


                                               June 30,
Millions                                  1998         1997
------------------------------------------------------------
Current assets                           $  546       $  588
Noncurrent assets                         1,622        1,551
                                         -------------------
                                         $2,168       $2,139
                                         ===================
Current liabilities                      $  322       $  285
Noncurrent liabilities                      112          120
Shareholders' equity                      1,734        1,734
                                         -------------------
                                         $2,168       $2,139
============================================================


On May 19, 1995, Tropicana acquired the worldwide juice and juice beverage business of Dole Food Company, Inc. ("Dole") for $276 million. The transaction excluded Dole's canned pineapple juice business. The reported operating results for the fiscal year ended January 31, 1996 reflect the results of operations of the acquired business from the acquisition date. The acquisition has been accounted for under the purchase method of accounting and is included in discontinued Tropicana operations presented in the consolidated results of the Company. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $134 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

*The Dole brand name is licensed from Dole.

NOTE 2  ACQUISITION OF POLYGRAM

On June 22, 1998, the Company announced that it had signed definitive agreements with Koninklijke Philips Electronics N.V. ("Philips") and PolyGram to acquire PolyGram in a transaction valued at approximately $10.4 billion. The Company has agreed to make a tender offer for all issued shares, including Philips' 75 percent interest in PolyGram and publicly-held shares, for NLG115, or approximately U.S. $57 per share in cash or, at the shareholders' election, for a mixture of cash and the Company's common shares, based on an exchange ratio of
1.3772 Company shares for each PolyGram share. The agreements relating to this proposed transaction call for the Company to issue a maximum of approximately
47.9 million common shares (12 percent of the common shares outstanding after the transaction), or $2 billion in value. Philips has agreed to tender all its PolyGram shares into the Company's tender offer, acquire as many of the Company's shares as may be available to it in the tender offer (taking into account the election by the public shareholders), and hold its shares of the Company for no less than two years.

The PolyGram transaction, which is subject to the receipt of certain regulatory approvals, is expected to close during the second quarter of the Company's fiscal year ending June 30, 1999.

NOTE 3 PURCHASE OF USA NETWORKS AND COMBINATION WITH USA NETWORKS, INC. ("USAI"), FORMERLY HSN, INC.

On September 22, 1997, the Company and Viacom Inc. ("Viacom") announced their agreement to resolve all litigation regarding jointly-owned USA Networks. Under the terms of the agreement, Universal, on October 21, 1997, acquired Viacom's 50% interest in USA Networks, including the Sci-Fi Channel, for $1.7 billion in cash. The acquisition was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $1.6 billion of unallocated excess of cost over fair value of assets acquired which was being amortized over 40 years.

The minority shareholder in Universal Studios Holding I Corp. ("Universal Holding"), Matsushita Electric Industrial Co., Ltd. ("Matsushita"), declined to contribute the additional capital required to fund its proportionate share of this acquisition. As a result, the Company's ownership of Universal Holding has increased from 80 percent to approximately 84 percent.

On February 12, 1998, Universal sold its acquired 50% interest in USA Networks to USAi and contributed its original 50% interest in USA Networks and the majority of its television assets, including substantially all of its domestic operations and 50% of the international operations of USA Networks, to USANi LLC (the "LLC") in a transaction ("USAi transaction") in which Universal received $1,332 million in cash, 13.5 million shares of USAi (after giving effect to the 2 for 1 split of USAi stock on March 26, 1998) consisting of 7.1 million shares of USAi common stock and 6.4 million shares of USAi Class B common stock which in aggregate represented a 10.7% interest in USAi at the transaction date, and a 45.8% interest (118,633,171 shares at June 30, 1998) in the LLC (a subsidiary of USAi) which is exchangeable for USAi common stock and Class B common stock. Universal recognized a gain of $360 million ($222 million after tax) on the transaction, included in Interest, net and other on the consolidated statement of income and retained earnings. The transaction resulted in $82 million of unallocated excess cost over fair value of assets acquired which is being amortized over 40 years.

The investment in the 7.1 million shares of USAi common stock held by Universal at June 30, 1998 is accounted for at market value ($178 million at June 30, 1998) and has an underlying historical cost of $142 million. The investment in the 6.4 million shares of Class B common stock of USAi is carried at its historical cost of $128 million.

The investment in the LLC is included in Investments in unconsolidated companies on the consolidated balance sheet and is accounted for under the equity method.

The unaudited condensed pro forma results of operations data presented below assume that both the purchase of the acquired 50% interest in USA Networks and the USAi transaction occurred at the beginning of each period presented. These pro forma results of operations were prepared based upon the historical consolidated statements of operations of the Company and the pro forma results of operations of USAi for the fiscal years ended June 30, 1998 and 1997, adjusted to reflect purchase accounting. The unaudited pro forma information is not necessarily indicative of the results of operations of the Company that would have occurred if the transactions had been in effect since the assumed dates, nor is it necessarily indicative of future operating results of the Company.

PRO FORMA INCOME STATEMENT DATA

                                                             Years Ended
                                                                June 30,
(Millions, Except Per Share Amounts)                      1998           1997
-----------------------------------------------------------------------------
Revenues                                            $     9,351       $10,330
                                                    -------------------------
Income from continuing operations                   $       874       $   427
Income from discontinued Tropicana operations                66            57
                                                    -------------------------
Net income                                          $       940       $   484
                                                    =========================
Earnings per share - basic:
Income from continuing operations                   $      2.50       $  1.16
Income from discontinued Tropicana operations              0.19          0.15
                                                    -------------------------
Net income                                          $      2.69       $  1.31
                                                    =========================
Earnings per share - diluted:
Income from continuing operations                   $      2.47       $  1.14
Income from discontinued Tropicana operations              0.19          0.15
                                                    -------------------------
Net income                                          $      2.66       $  1.29
=============================================================================

NOTE 4  TIME WARNER INC. ("TIME WARNER") INVESTMENT

On February 5, 1998, the Company sold 15 million shares of Time Warner common stock for pretax proceeds of $958 million. On May 27, 1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pretax proceeds of $905 million. The aggregate gain on the sale of the shares, included in interest, net and other on the consolidated statement of income, was $926 million ($602 million after tax).

On May 28, 1997, the Company sold 30 million shares of Time Warner common stock for pretax proceeds of $1.39 billion. The gain on the sale of the shares, included in interest, net and other in the fiscal year ended June 30, 1997, was $154 million ($100 million after tax) in accordance with the specific identification method.


NOTE 5  DUPONT SHARE REDEMPTION AND REMAINING DUPONT INVESTMENT

On April 6, 1995, E.I. du Pont de Nemours and Company ("DuPont") redeemed 156 million shares of its common stock owned by the Company for $8.336 billion plus share purchase warrants which the Company valued as of the date of the transaction at $440 million. The Company received after-tax proceeds of approximately $7.7 billion from the transaction. The $3.2 billion gain on the transaction was net of a $2 billion tax provision of which $1.5 billion was deferred. The Company has retained 16.4 million shares of DuPont common stock, post-split (on June 12, 1997, DuPont common stock was split two-for-one), which were carried at their market value of $1.23 billion at June 30, 1998. The underlying historical value of the remaining DuPont shares is $187 million which represents the historical cost of the retained shares plus unremitted earnings related to those shares.

The warrants were sold to DuPont for $500 million on July 24, 1996. The gain on the sale of the warrants was $60 million ($39 million after tax) and is reflected in interest, net and other in the fiscal year ended June 30, 1997.

NOTE 6 ACQUISITION OF INTEREST IN UNIVERSAL HOLDING

On June 5, 1995, the Company completed its purchase of an 80 percent interest in Universal Holding, the indirect parent of Universal, from Matsushita for $5.7 billion. Matsushita retained a 20 percent interest in Universal Holding.
During the fiscal year ended June 30, 1998, Matsushita's ownership of Universal Holding was diluted to approximately 16 percent as described in Note 3.

The acquisition has been accounted for under the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This valuation resulted in $2.6 billion of unallocated excess of cost over fair value of assets acquired which is being amortized over 40 years.

The unaudited condensed pro forma income statement data which follows assumes the Universal Holding acquisition and the redemption of 156 million shares of DuPont common stock occurred at the beginning of the period presented. The unaudited condensed pro forma income statement data were prepared based upon the historical consolidated income statement of the Company for the fiscal year ended January 31, 1996, and of Universal Holding for the five months ended May 31, 1995, adjusted to reflect purchase accounting. Financial results for Universal Holding for the seven-month period June 1995 through December 1995 were included in the Company's results for the fiscal year ended January 31, 1996. The unaudited pro forma information is not necessarily indicative of the combined results of operations of the Company and Universal Holding that would have resulted if the transactions had occurred on the dates previously indicated, nor is it necessarily indicative of future operating results of the Company.


PRO FORMA INCOME STATEMENT DATA

                                               Fiscal Year Ended
                                                      January 31,
Millions, Except Per Share Amounts (Unaudited)              1996
----------------------------------------------------------------
Revenues                                               $   9,972
                                                       ---------
Income from continuing operations                      $     124
Discontinued Tropicana operations                             30
                                                       ---------
Net income                                             $     154
                                                       =========
BASIC EARNINGS PER SHARE
   Income from continuing operations                   $     .33
   Discontinued Tropicana operations                         .08
                                                       ---------
   Net income                                          $     .41
                                                       =========

DILUTED EARNINGS PER SHARE
   Income from continuing operations                   $     .33
   Discontinued Tropicana operations                         .08
                                                       ---------
   Net income                                          $     .41
================================================================


The above pro forma presentation excludes the $3.2 billion after-tax gain on the redemption of the DuPont shares.



NOTE 7  SALE OF PUBLISHING GROUP

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



NOTE 8  INVESTMENTS IN UNCONSOLIDATED COMPANIES

The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled and are carried in the consolidated balance sheet on the equity method.

Entertainment Segment   Significant investments at June 30, 1998 include USANi
LLC, primarily engaged in electronic retailing, network and first run syndication television production, domestic distribution of its and Universal's television production and operation of the USA Network and Sci-Fi Channel cable networks (45.8% equity interest); Loews Cineplex Entertainment Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (26 percent owned); United International Pictures, a distributor of theatrical product outside the U.S. and Canada (33 percent owned); Cinema International BV, primarily engaged in marketing of home video product outside the U.S. and Canada (49 percent owned);

Cinema International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned); Brillstein-Grey Entertainment (49.5 percent owned) which owns 50 percent of Brillstein-Grey Communications, a producer of network television series; Universal City Florida Partners, which owns Universal Studios Florida, a motion picture and television theme tourist attraction and production facility in Orlando, Florida (50 percent owned); Universal City Development Partners, which has begun development on land adjacent to Universal Studios Florida of an additional themed tourist attraction, Universal Studios Islands of Adventure, and commercial real estate (50 percent owned); USJ Co., Ltd., which has begun development of a motion picture themed tourist attraction, Universal Studios Japan, and commercial real estate in Osaka, Japan (24 percent owned); Port Aventura, a theme park located in Spain (37 percent owned); SEGA GameWorks, which designs, develops and operates location-based entertainment centers (27 percent owned); and Interplay Productions, an entertainment software developer (30 percent owned).

SPIRITS AND WINE SEGMENT Significant investments at June 30, 1998 include Seagram (Thailand) Limited, an importer and distributor of spirits and wines (49 percent owned) and Kirin-Seagram Limited, engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (50 percent owned).

Summarized financial information, derived from unaudited historical financial information, is presented below for the Company's investments in unconsolidated companies.


SUMMARIZED BALANCE SHEET INFORMATION

                                                                                               June 30,     June 30,
Millions                                                                                         1998         1997
-------------------------------------------------------------------------------------------------------------------
Current assets                                                                                 $  1,651     $ 1,402
Noncurrent assets                                                                                10,415       2,569
                                                                                               --------------------
Total assets                                                                                   $ 12,066     $ 3,971
                                                                                               ====================
Current liabilities                                                                            $  1,718     $ 1,186
Noncurrent liabilities                                                                            3,738       1,427
Equity                                                                                            6,610       1,358
                                                                                               --------------------
Total liabilities and equity                                                                   $ 12,066     $ 3,971
                                                                                               ====================
Proportionate share of net assets
   of unconsolidated companies                                                                 $  2,884     $   627
===================================================================================================================


Approximately $700 million (1997 - $1.5 billion) of the cost of the Universal Holding acquisition was allocated to the investment in unconsolidated companies and is being amortized on a straight-line basis over 40 years.

SUMMARIZED STATEMENT OF OPERATIONS

                                                                    Transition  Fiscal Year
                                             Fiscal Years Ended   Period Ended        Ended
                                                   June 30,           June 30,   January 31,
Millions                                      1998         1997         1996         1996
--------------------------------------------------------------------------------------------
Revenues                                    $4,561       $4,782       $2,134          $2,730
Earnings before interest and taxes             366          351          191             208
Net income                                     173          229          130             132
============================================================================================

The Company's operating income includes $130 million, $124 million, $58 million and $69 million in equity in the earnings of unconsolidated companies for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996, and the fiscal year ended January 31, 1996, respectively, principally in the entertainment segment.

NOTE 9  LONG-TERM INDEBTEDNESS AND CREDIT ARRANGEMENTS


LONG-TERM INDEBTEDNESS

                                                                                                June 30,    June 30,
Millions                                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
9% Debentures due December 15, 1998 (C$200 million)*                                            $   156     $   156
Unsecured term bank loans, due 1998 to 1999, with a
   weighted average interest rate of 4.81%                                                          155         190
6.5% Debentures due April 1, 2003                                                                   200         200
8.35% Debentures due November 15, 2006                                                              200         200
8-3/8% Guaranteed Debentures due February 15, 2007                                                  200         200
7% Guaranteed Debentures due April 15, 2008                                                         200         200
8-7/8% Guaranteed Debentures due September 15, 2011                                                 223         223
9.65% Guaranteed Debentures due August 15, 2018                                                     249         249
9% Guaranteed Debentures due August 15, 2021                                                        198         198
8.35% Debentures due January 15, 2022                                                               199         199
6.875% Debentures due September 1, 2023                                                             200         200
6% Swiss Franc Bonds due September 30, 2085 (SF 250 million)                                        164         171
Sundry                                                                                              167         131
                                                                                                -------------------
                                                                                                  2,511       2,517
Indebtedness payable within one year                                                               (286)        (39)
                                                                                                -------------------
                                                                                                $ 2,225     $ 2,478
===================================================================================================================


*All principal and interest payments for these 9% Debentures were converted at issuance through a series of currency exchange contracts from Canadian dollars to U.S. dollars with an effective interest rate of 7.7%.

The Company's unused lines of credit totaled $3.0 billion and have varying terms of up to five years. At June 30, 1998, short-term borrowings comprised $1,367 million of bank borrowings bearing interest at market rates.

Interest expense on long-term indebtedness was $226 million and $218 million in the fiscal years ended June 30, 1998 and 1997, respectively, $96 million in the Transition Period ended June 30, 1996, and $236 million in the fiscal year ended January 31, 1996. Annual repayments and redemptions of long-term indebtedness for the five fiscal years subsequent to June 30, 1998 are: 1999 - $286 million; 2000 - $28 million; 2001 - $1 million; 2002 - $0; and 2003 - $200 million.

Joseph E. Seagram & Sons, Inc. ("JES"), the Company's U.S. spirits and wine subsidiary, has outstanding $9 million of Liquid Yield Option Notes (LYONs), which are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the holder's option, into 18.44 of the Company's common shares (303,930 shares at June 30, 1998). The Company has guaranteed the LYONs on a subordinated basis.

In addition, the Company has unconditionally guaranteed JES's 8-3/8 percent Guaranteed Debentures due February 15, 2007, 7 percent Guaranteed Debentures due April 15, 2008, 8-7/8 percent Guaranteed Debentures due September 15, 2011, 9.65 percent Guaranteed Debentures due August 15, 2018 and 9 percent Guaranteed Debentures due August 15, 2021.

Summarized below is the JES financial information:

                                                                          Transition    Fiscal Year
                                                    Fiscal Years Ended  Period Ended         Ended
                                                        June 30,             June 30,   January 31,
Millions                                           1998           1997          1996          1996
---------------------------------------------------------------------------------------------------
Revenues                                        $ 2,295        $ 2,291       $   790       $ 2,710
Cost of revenues                                  1,445          1,423           528         1,742
Income (loss) from continuing operations             (8)            76            55            48
Discontinued Tropicana operations                   (17)            11             2            (5)
Discontinued DuPont activities, after tax            --             --            --         3,232
                                                ----------------------       ---------------------
Net Income (loss)                               $   (25)       $    87       $    57       $ 3,275
==================================================================================================

                                                                                               June 30,    June 30,
                                                                                                   1998        1997
-------------------------------------------------------------------------------------------------------------------
Current assets                                                                                 $  1,821    $    821
Noncurrent assets                                                                                12,201      12,662
                                                                                               --------------------
                                                                                               $ 14,022    $ 13,483
                                                                                               --------------------
Current liabilities                                                                            $    843    $    542
Noncurrent liabilities                                                                            3,922       3,798
Shareholders' equity                                                                              9,257       9,143
                                                                                               --------------------
                                                                                               $ 14,022    $ 13,483
===================================================================================================================




NOTE 10 FINANCIAL INSTRUMENTS AND EQUITY SECURITIES

The Company selectively uses foreign currency forward and option contracts to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies. These exposures include intercompany trade accounts, service fees, intercompany loans, third-party debt and firm commitments related to the acquisition of PolyGram. The Company does not use derivative financial instruments for trading or speculative purposes.

The notional amount of forward exchange contracts and options is the amount of foreign currency bought or sold at maturity and is not a measure of the Company's exposure through its use of derivatives.

At June 30, 1998, the Company held foreign currency forward contracts and options to purchase and sell foreign currencies, including cross-currency contracts and options to sell one foreign currency for another currency, with notional amounts totalling $7,309 million ($781 million at June 30, 1997). The notional amounts of these contracts, which mature at various dates through February 2001, are summarized below:

                                                                            June 30, 1998           June 30, 1997
Millions                                                                     Buy       Sell         Buy       Sell
-------------------------------------------------------------------------------------------------------------------
Canadian dollar                                                          $   168     $   -     $    164    $     -
British pound                                                                 47         59          -          126
U.S. dollar                                                                   -          -           -          244
French franc                                                                  34          5          -          131
Belgian franc                                                                 -          62          -           -
Japanese yen                                                                  -          18          -           38
Italian lira                                                                  -          18          -           22
German mark                                                                6,800         11          -            9
Spanish peseta                                                                -          19          -           -
Other currencies                                                              31         37          25          22
                                                                         ------------------------------------------
                                                                         $ 7,080     $  229    $    189    $    592
===================================================================================================================


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

CASH AND SHORT-TERM INVESTMENTS The carrying amount of cash and short-term investments, which is comprised primarily of time deposits, approximates fair value.

FOREIGN CURRENCY EXCHANGE CONTRACTS The fair value of forward exchange contracts is based on quoted market prices from banks.

SHORT- AND LONG-TERM DEBT The carrying amounts of commercial paper and short-term bank loans approximate their fair value. The fair value of the Company's long-term debt is estimated based on the quoted market prices for similar issues.

                                                                           June 30, 1998           June 30, 1997
                                                                        Carrying       Fair    Carrying        Fair
Millions                                                                  Amount      Value      Amount       Value
-------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                                          $ 1,174     $1,174     $   490     $   490
Foreign currency exchange contracts                                          169         50         (10)        (13)
Short-term debt                                                            1,653      1,653         239         239
Long-term debt                                                             2,225      2,477       2,478       2,680
===================================================================================================================


EQUITY SECURITIES
The following is a summary of available-for-sale securities comprised of the common stock of DuPont and USAi at June 30, 1998 and of DuPont and Time Warner at June 30, 1997:

                                                                                               June 30,    June 30,
Millions                                                                                          1998         1997
-------------------------------------------------------------------------------------------------------------------
Cost                                                                                            $   457     $ 1,124
Gross unrealized gain                                                                             1,077       1,201
Fair value                                                                                        1,534       2,325
===================================================================================================================


The Financial Accounting Standards Board recently issued FAS 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for the Company's fiscal year beginning July 1, 1999. FAS 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. The Company is still evaluating the impact of adopting this pronouncement.



NOTE 11 COMMON SHARES, EARNINGS PER SHARE AND STOCK OPTIONS

The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 1998, 37,921,849 common shares were potentially issuable upon the conversion of the LYONs and the exercise of employee stock options. Basic net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1998 - 349,874,259; June 30, 1997 - 369,682,224; June 30, 1996 -
373,857,915; and January 31, 1996 - 373,116,794. Diluted net income per share was based on the following weighted average number of shares outstanding during the fiscal period ended June 30, 1998 - 353,604,553; June 30, 1997 - 374,268,746; June 30, 1996 - 377,562,104; and January 31, 1996 - 378,683,450.

STOCK OPTION PLANS
Under the Company's employee stock option plans, options may be granted to purchase the Company's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire ten years after the grant date.

The Company has adopted FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the fair value methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated on the following page:

                                                                                                Transition       Fiscal
                                                                          Fiscal Years Ended  Period Ended   Year Ended
                                                                               June 30,           June 30,  January 31,
Millions, Except Per Share Amounts                                          1998       1997           1996         1996
-----------------------------------------------------------------------------------------------------------------------
Net Income:
   As reported                                                            $  946      $ 502           $ 85      $ 3,406
   Pro forma                                                                 892        469             73        3,383

Basic earnings per common share:
   As reported                                                            $ 2.70      $1.36           $.23      $  9.13
   Pro forma                                                                2.55       1.27            .19         9.07

Diluted earnings per common share:
   As reported                                                            $ 2.68      $1.35           $.23      $  9.00
   Pro forma                                                                2.52       1.26            .19         8.94
=======================================================================================================================

These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 1998 and June 30, 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996, respectively: dividend yields of 1.8, 1.6, 1.8 and 1.9 percent; expected volatility of 25, 24, 22 and 20 percent; risk-free interest rates of 5.6, 6.7,
6.0 and 6.6 percent; and expected life of six years for all periods. The weighted average fair value of options granted during the fiscal years ended June 30, 1998 and June 30, 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996 for which the exercise price equals the market price on the grant date was $10.92, $12.18, $9.70 and $9.23, respectively. The weighted average fair value of options granted during the fiscal year ended June 30, 1998 and Transition Period ended June 30, 1996 for which the exercise price exceeded the market price on the grant date was $7.44 and $6.91, respectively.

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

Transactions involving stock options are summarized as follows:

                                                          Weighted
                                                           Average
                                                    Exercise Price
                                   Stock Options        of Options
Description                         Outstanding        Outstanding
------------------------------------------------------------------
BALANCE, JANUARY 31, 1995           18,904,802           $   25.59
Granted                              6,293,023               31.94
Exercised                           (2,055,830)              24.37
Cancelled                             (140,840)              29.96
                                    ------------------------------

BALANCE, JANUARY 31, 1996           23,001,155               27.45
Granted                              6,757,978               35.41
Exercised                             (611,855)              25.97
Cancelled                              (61,040)              31.56
                                    ------------------------------

BALANCE, JUNE 30, 1996              29,086,238               29.33
Granted                              7,366,978               38.97
Exercised                           (3,242,766)              25.93
Cancelled                             (249,324)              33.02
                                    ------------------------------

BALANCE, JUNE 30, 1997              32,961,126               31.79
Granted                              8,160,909               38.32
Exercised                           (2,751,832)              26.14
Cancelled                             (752,284)              38.53
                                    ------------------------------

BALANCE, JUNE 30, 1998              37,617,919               33.49
==================================================================

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                                                         Weighted
                                                                          Average   Weighted                 Weighted
                                                                        Remaining    Average                  Average
Range of                                                      Number  Contractual   Exercise       Number    Exercise
Exercise Prices                                          Outstanding         Life      Price  Exercisable       Price
-------------------------------------------------------------------------------------------------------------------
$10 - $20                                                  1,514,947          1.4     $18.82    1,514,947     $ 18.82
$20 - $30                                                  8,611,070          4.2      27.09    8,251,070       27.07
$30 - $40                                                 26,177,602          8.3      35.65   11,742,442       33.60
$40 - $50                                                    814,300          7.9      47.20      311,668       47.43
$50 - $60                                                    500,000          9.6      52.28            -           -
                                                          ----------                           ----------
                                                          37,617,919                           21,820,127
======================================================================================================================

NOTE 12 INCOME TAXES

The following tables summarize the sources of pretax income and the resulting income tax expense.


GEOGRAPHIC COMPONENTS OF PRETAX INCOME

                                                                                               Transition        Fiscal
                                                                         Fiscal Years Ended  Period Ended    Year Ended
                                                                              June 30,           June 30,   January 31,
Millions                                                                    1998       1997          1996          1996
-----------------------------------------------------------------------------------------------------------------------
U.S.                                                                     $ 1,157     $  159         $(164)      $    22
Canada                                                                        26         68           (24)           12
Other jurisdictions                                                          383        561           217           253
                                                                         ----------------------------------------------
Income before minority interest, discontinued Tropicana
   operations and discontinued DuPont activities                           1,566        788            29           287
Discontinued Tropicana operations                                            130        111            36            62
Discontinued DuPont activities                                                 -          -             -         5,283
                                                                         ----------------------------------------------
Income before minority interest                                          $ 1,696     $  899         $  65       $ 5,632
=======================================================================================================================


COMPONENTS OF INCOME TAX EXPENSE

                                                                                               Transition       Fiscal
                                                                         Fiscal Years Ended  Period Ended   Year Ended
                                                                                June 30,         June 30,  January 31,
Millions                                                                    1998       1997         1996          1996
----------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit) applicable to:
Continuing Operations                                                    $   638     $  331         $  34      $   121
1981 transaction*                                                              -          -           (67)           -
Discontinued Tropicana operations                                             64         54            18           32
Discontinued DuPont activities                                                 -          -             -        2,051
----------------------------------------------------------------------------------------------------------------------
Total income tax expense (benefit)                                       $   702     $  385         $ (15)     $ 2,204
======================================================================================================================


*The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.

COMPONENTS OF INCOME TAX EXPENSE Continued

                                                                                                Transition        Fiscal
                                                                          Fiscal Years Ended  Period Ended    Year Ended
                                                                                June 30,          June 30,   January 31,
Millions                                                                    1998       1997           1996          1996
------------------------------------------------------------------------------------------------------------------------
Current
   Continuing operations
      Federal                                                              $ 134      $ 184        $    (9)     $     (7)
      State and local                                                        (20)        35              3            15
      1981 transaction*                                                       --         --           (105)           --
      Other jurisdictions                                                     77        165             81            87
                                                                           ---------------------------------------------
                                                                             191        384            (30)           95
   Discontinued Tropicana operations                                          58         53             --            44
   Discontinued DuPont activities                                             --         --             --           612
                                                                           ---------------------------------------------
                                                                             249        437            (30)          751
                                                                           ---------------------------------------------
Deferred
   Continuing operations
      Federal                                                                351        (25)           (26)           43
      State and local                                                         34        (19)            (2)           (2)
      1981 transaction*                                                       --         --             38            --
      Other jurisdictions                                                     62         (9)           (13)          (15)
                                                                           ---------------------------------------------
                                                                             447        (53)            (3)           26
   Discontinued Tropicana operations                                           6          1             18           (12)
   Discontinued DuPont activities                                             --         --             --         1,439
                                                                           ---------------------------------------------
                                                                             453        (52)            15         1,453
                                                                           ---------------------------------------------
Total income tax expense (benefit)                                         $ 702      $ 385        $   (15)      $ 2,204
========================================================================================================================


*The 1981 transaction relates to a loss disallowed by the U.S. Tax Court on the exchange of common stock of Conoco Inc. for DuPont. In June 1996, the Company and the IRS reached a settlement whereby a portion of the original loss was allowed.


COMPONENTS OF NET DEFERRED TAX LIABILITY

                                                                                               June 30,    June 30,
Millions                                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
Basis and amortization differences                                                              $   572     $   498
DuPont share redemption                                                                           1,540       1,540
DuPont and USAi investments (1997 - DuPont and Time Warner)                                         516         420
Unremitted foreign earnings                                                                          94          59
Other, net                                                                                           80          27
                                                                                                -------------------
Deferred tax liabilities                                                                          2,802       2,544
                                                                                                -------------------
Deferred revenue                                                                                    (60)       (132)
Employee benefits                                                                                   (28)       (103)
Tax credit and net operating loss carryovers                                                        (60)        (49)
Valuation, doubtful accounts and return reserves                                                   (234)       (260)
Other, net                                                                                         (136)       (128)
                                                                                                -------------------
Deferred tax assets                                                                                (518)       (672)
Valuation allowance                                                                                  32          42
                                                                                                -------------------
                                                                                                   (486)       (630)
                                                                                                -------------------
Net deferred tax liability                                                                      $ 2,316     $ 1,914
===================================================================================================================

56

The Company has U.S. tax credit carryovers of $32 million; $13 million of which has no expiration date and $19 million of which have expiration dates through 2009. The valuation allowance arises from uncertainty as to the realization of certain U.S. tax credit carryovers. If realized, these benefits would be applied to reduce the Universal unallocated excess purchase price. In addition, the Company has approximately $78 million of net operating loss carryovers; $16 million of which has no expiration date and $62 million of which have expiration dates through 2011.


EFFECTIVE INCOME TAX RATE - CONTINUING OPERATIONS

                                                                                                 Transition        Fiscal
                                                                           Fiscal Years Ended  Period Ended    Year Ended
                                                                                 June 30,          June 30,   January 31,
                                                                             1998       1997           1996          1996
-------------------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                           35%        35%            35%           35%
1981 transaction                                                               -          -           (231)            -
State and local                                                                1          1              4             3
Dividends received deduction                                                   -         (1)           (17)           (3)
Goodwill amortization                                                          3          7             85            10
Other                                                                          2          -             10            (3)
                                                                              -------------------------------------------
Effective income tax rate - continuing operations                             41%        42%          (114%)          42%
=========================================================================================================================

Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the Company.


NOTE 13 BENEFIT PLANS

PENSION

Pension costs were $29 million and $46 million for the fiscal years ended June 30, 1998 and June 30, 1997, respectively, $25 million for the Transition Period ended June 30, 1996 and $41 million for the fiscal year ended January 31, 1996.

The Company has defined benefit pension plans which cover certain U.S. employees. The net cost of the Company's U.S. pension plans was based on an expected long-term return on plan assets of 10.75 percent for the fiscal years ended June 30, 1998 and 1997, 10 percent for the Transition Period ended June 30, 1996 and 10.75 percent for the fiscal year ended January 31, 1996. Discount rates of 7.0 and 7.75 percent were used in determining the actuarial present value of the projected benefit obligation at June 30, 1998 and 1997, respectively. The assumed rates of increase in future compensation levels were
4.25 to 5.25 percent for the fiscal year ended June 30, 1998, 5.0 to 6.0 percent for the fiscal year ended June 30, 1997 and the Transition Period ended June 30, 1996 and 4.5 to 5.5 percent for the fiscal year ended January 31, 1996. Plans outside the U.S. used assumptions in determining the actuarial present value of projected benefit obligations that reflect the economic environments within the various countries, and therefore are consistent with (but not identical to) those of the U.S. plans.

The majority of the pension arrangements for the Company's employees of affiliates outside the U.S., the U.K. and Canada are either insured or government sponsored. In those affiliates outside of the U.S. where defined benefit plans exist (U.K., Canada and France), the net periodic pension cost was $8 million and $6 million for the fiscal years ended June 30, 1998 and 1997, respectively, $3 million for the Transition Period ended June 30, 1996 and $6 million for the fiscal year ended January 31, 1996. At June 30, 1998, the present value of these plans' projected benefit obligation was $360 million, $307 million of which was for vested benefits; the fair value of plan assets was $415 million.

Net Cost of U.S. Defined Benefit Pension Plans

                                                                                                Transition        Fiscal
                                                                          Fiscal Years Ended  Period Ended    Year Ended
                                                                                June 30,          June 30,   January 31,
Millions                                                                    1998       1997           1996          1996
------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                          $   13      $  14          $   5        $   12
Interest cost on Projected Benefit Obligation                                 45         45             18            44
Return on plan assets
   Actual gain                                                              (127)      (145)           (46)         (171)
   Deferred actuarial gain                                                    50         78             22           124
Net amortization and deferral                                                 (4)         2              2             3
                                                                          ----------------------------------------------
Net pension (income) cost                                                 $  (23)     $  (6)         $   1        $   12
========================================================================================================================


Status of U.S. Defined Benefit Pension Plans

                                                                           June 30, 1998                June 30, 1997
                                                                   Assets Exceed     Accumulated   Assets Exceed     Accumulated
                                                                     Accumulated        Benefits     Accumulated        Benefits
Millions                                                                Benefits   Exceed Assets        Benefits   Exceed Assets
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested Benefit Obligation                                              $ (527)          $(103)          $(422)         $  (81)
                                                                   -------------------------------------------------------------
   Accumulated Benefit Obligation                                         $ (540)          $(106)          $(442)         $  (84)
                                                                   -------------------------------------------------------------
   Projected Benefit Obligation                                           $ (558)          $(123)          $(498)         $ (107)
Plan assets at fair value, principally
   equity securities                                                         832               -             741               -
                                                                   -------------------------------------------------------------
Plan assets in excess of (less than)
   Projected Benefit Obligation                                              274            (123)            243            (107)
Deferred net actuarial (gain) loss                                          (177)             49            (175)             34
Unamortized prior service cost                                                13              (1)              4               4
Unamortized transition obligation                                              -               1               -               2
Recognition of minimum liability                                               -             (32)              -             (17)
                                                                   -------------------------------------------------------------
Prepaid (accrued) pension cost                                            $  110           $(106)          $  72          $  (84)
================================================================================================================================

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

The components of net periodic postretirement benefit cost are as follows:

                                                                                                Transition        Fiscal
                                                                          Fiscal Years Ended  Period Ended    Year Ended
                                                                                June 30,          June 30,   January 31,
Millions                                                                    1998       1997           1996          1996
------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                          $    2      $   2          $   1        $    2
Interest cost on accumulated postretirement benefit obligation                11         11              5            12
Amortization of prior service cost                                            (4)        (3)            (2)           (3)
                                                                          ----------------------------------------------
Net postretirement benefit cost                                           $    9      $  10          $   4        $   11
========================================================================================================================

58

The accumulated postretirement benefit obligation, included in other credits in the accompanying balance sheet, comprises the following:

                                                                                               June 30,    June 30,
Millions                                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
Retirees                                                                                        $   112    $    100
Fully eligible active plan participants                                                              26          23
Other active plan participants                                                                       30          29
Unrecognized:
   Actuarial gain                                                                                     4          16
   Prior service cost                                                                                19          22
                                                                                                -------------------
Accrued postretirement benefit obligation                                                       $   191    $    190
===================================================================================================================

Future benefit costs were estimated assuming medical costs would increase at an
8.25 percent annual rate, decreasing to a 5.5 percent annual growth rate ratably over the next five years, and then remaining at a 5.5 percent growth rate thereafter. A one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation at June 30, 1998 by $6 million ($4 million after tax), with an increase in pretax expense of $1 million for the fiscal year ended June 30, 1998. The weighted average discount rates used to estimate the accumulated postretirement benefit obligation were 7.0 and 7.75 percent at June 30, 1998 and 1997, respectively.



NOTE 14 BUSINESS SEGMENT AND GEOGRAPHIC DATA


Business Segment Data

                                                 Spirits
Millions                                         and Wine(1)   Entertainment        Corporate(2)          Total(1)
---------------------------------------------------------------------------------------------------------------
JUNE 30, 1998
Revenues                                         $ 4,670             $ 5,044          $     -           $ 9,714
Depreciation and amortization of assets               96                 186                7               289
Amortization of goodwill                              23                 185                -               208
Operating income (expense)                           465                 163             (120)              508
Identifiable assets                                5,015              13,163            2,267            20,445
Capital expenditures                                 170                 240                -               410

JUNE 30, 1997
Revenues                                         $ 5,051             $ 5,593          $     -           $10,644
Depreciation and amortization of assets              101                 185                4               290
Amortization of goodwill                              22                 143                -               165
Operating income (expense)                           677                 242             (138)              781
Identifiable assets                                5,290              10,586            2,837            18,713
Capital expenditures                                 187                 206                -               393

JUNE 30, 1996 (TRANSITION PERIOD)
Revenues                                         $ 1,891             $ 2,360          $     -           $ 4,251
Depreciation and amortization of assets               46                  86                2               134
Amortization of goodwill                              11                  62                -                73
Operating income (expense)                           182                   1              (55)              128
Identifiable assets                                5,551              10,269            3,694            19,514
Capital expenditures                                 108                 136                1               245

JANUARY 31, 1996
Revenues                                         $ 4,999             $ 3,053          $     -           $ 8,052
Depreciation and amortization of assets              100                  97                4               201
Amortization of goodwill                              24                  62                -                86
Operating income (expense)                           361(3)              205              (84)              482
Identifiable assets                                5,659               9,997            3,755            19,411
Capital expenditures                                 173                 175                1               349
===============================================================================================================


(1)      Excludes discontinued Tropicana operations.

(2) Includes (i) corporate expenses and assets not identifiable with either business segment, and (ii) DuPont and Time Warner holdings, which represented 54%, 82%, 90% and 91% of corporate assets at June 30, 1998, 1997 and 1996 and January 31, 1996, respectively.

(3)      Includes a $274 million charge related to reengineering activities.

The Company will adopt FAS 131, Disclosures about Segments of an Enterprise and Related Information, in its fiscal year beginning July 1, 1998. To comply with the disclosure requirements in FAS 131, in addition to the segments above, the Company will also disclose the components of the Entertainment segment, namely Filmed Entertainment, Music and Recreation and Other.


GEOGRAPHIC DATA

                                                                             Revenues(1,2)
                                                                       Unrelated     Inter-   Operating         Total
Millions                                                                 Parties    company   Income(2)   Assets(2,3)
---------------------------------------------------------------------------------------------------------------------
JUNE 30, 1998
U.S.                                                                    $  5,287      $ 325       $ (61)     $ 13,289
Europe                                                                     3,043        360         497         4,698
Asia Pacific                                                                 578          -        (104)          501
Latin America                                                                518         26          32           342
Canada                                                                       288        228         144           387
---------------------------------------------------------------------------------------------------------------------
                                                                        $  9,714      $ 939       $ 508      $ 19,217
---------------------------------------------------------------------------------------------------------------------

JUNE 30, 1997
U.S.                                                                    $  5,499      $  54       $ (15)     $ 11,208
Europe                                                                     3,434        390         540         3,947
Asia Pacific                                                                 943          -          48           514
Latin America                                                                480         27          37           355
Canada                                                                       288        235         171           364
---------------------------------------------------------------------------------------------------------------------
                                                                        $ 10,644      $ 706       $ 781      $ 16,388
---------------------------------------------------------------------------------------------------------------------

JUNE 30, 1996 (TRANSITION PERIOD)
U.S.                                                                    $  2,122      $  31       $(151)     $ 10,923
Europe                                                                     1,480        176         231         4,161
Asia Pacific                                                                 390          -          (5)          419
Latin America                                                                144         13          22           288
Canada                                                                       115         61          31           404
---------------------------------------------------------------------------------------------------------------------
                                                                        $  4,251      $ 281       $ 128      $ 16,195
---------------------------------------------------------------------------------------------------------------------

JANUARY 31, 1996
U.S.                                                                    $  3,785      $  56       $  35      $ 10,468
Europe                                                                     2,806        456         272         4,357
Asia Pacific                                                                 853          -          28           453
Latin America                                                                406         29          16           324
Canada                                                                       202        212         131           382
---------------------------------------------------------------------------------------------------------------------
                                                                        $  8,052      $ 753       $ 482      $ 15,984
=====================================================================================================================

(1) Revenues are classified based upon the location of the legal entity which invoices the customer rather than the location of the customer. Revenues among geographic areas include intercompany transactions on a current market price basis.

(2)      Excludes discontinued Tropicana operations.

(3)      Excludes DuPont and Time Warner holdings.

60

NOTE 15 FISCAL YEAR CHANGE

Effective June 30, 1996, the Company changed its fiscal year-end from January 31 to June 30. Accordingly, the consolidated financial statements include the results of operations for the Transition Period, which are not necessarily indicative of operations for a full year.

Results for the comparable prior year period are summarized below.

                                                                                      Five Months Ended
Millions, Except Per Share Amounts (Unaudited)                                            June 30, 1995
-------------------------------------------------------------------------------------------------------------------
Revenues                                                                                        $ 2,093
                                                                                                -------
Operating income                                                                                    220
Provision for income taxes                                                                           54
                                                                                                -------
Income from continuing operations                                                                   107
Discontinued Tropicana operations, after tax                                                         10
Discontinued DuPont activities, after tax                                                         3,232
                                                                                                -------
Net income                                                                                      $ 3,349
                                                                                                =======

EARNINGS PER SHARE                                                                                Basic     Diluted
                                                                                                -------     -------
Income from continuing operations                                                               $   .29     $   .29
Discontinued Tropicana operations, after tax                                                        .03         .03
Discontinued DuPont activities, after tax                                                          8.67        8.60
                                                                                                -------     -------
Net income                                                                                      $  8.99     $  8.92
===================================================================================================================



NOTE 16 REENGINEERING ACTIVITIES

In connection with a program to better position its spirits and wine operations to achieve its strategic growth objectives, the Company recorded a pretax charge of $274 million in the fiscal year ended January 31, 1996. The charge related to the Company's global spirits and wine manufacturing, financial, marketing and distribution systems and includes rationalization of facilities in the U.S. and Europe and other costs related to the redesign of processes associated with the fulfillment of customer orders and the organizational structure under which the spirits and wine business operates. The components of the $274 million charge reflected approximately a $100 million provision for severance costs, $104 million for asset write-downs/impairments and $70 million for facility rationalization, including lease terminations, and other reengineering programs.


NOTE 17 ADDITIONAL FINANCIAL INFORMATION

Income Statement and Cash Flow Data

                                                                                               Transition        Fiscal
                                                                         Fiscal Years Ended  Period Ended    Year Ended
                                                                               June 30,          June 30,   January 31,
Millions                                                                    1998       1997          1996          1996
-----------------------------------------------------------------------------------------------------------------------
INTEREST, NET AND OTHER
Interest expense                                                        $    318      $ 285       $   136       $   338
Interest income                                                              (59)       (34)          (13)         (102)
Dividend income                                                              (27)       (40)          (19)          (38)
Capitalized interest                                                          (4)        (4)           (5)           (3)
Gain on sale of Time Warner shares                                          (926)      (154)            -             -
Gain on USAi transaction                                                    (360)         -             -             -
Gain on sale of DuPont warrants                                                -        (60)            -             -
                                                                        -----------------------------------------------
                                                                        $ (1,058)     $  (7)      $    99       $   195
                                                                        ===============================================

EXCISE TAXES
(included in revenues and cost of revenues)                             $    754      $ 793       $   288       $   804

CASH FLOW DATA
Interest paid, net                                                      $    265      $ 252       $    98       $   222
Income taxes paid (refunded)                                            $    144      $  85       $   (37)      $ 1,039
=======================================================================================================================

Balance Sheet Data

                                                                                               June 30,    June 30,
Millions                                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
RECEIVABLES
Trade                                                                                           $ 1,994     $ 1,762
Other                                                                                               487         328
                                                                                                -------------------
                                                                                                  2,481       2,090
Allowance for doubtful accounts
   and other valuation accounts                                                                    (326)       (309)
                                                                                                -------------------
                                                                                                $ 2,155     $ 1,781
                                                                                                ===================
INVENTORIES
Beverages                                                                                       $ 2,239     $ 2,359
Materials, supplies and other                                                                       316         225
                                                                                                -------------------
                                                                                                $ 2,555     $ 2,584
                                                                                                ===================
LIFO INVENTORIES
Estimated replacement cost                                                                      $   356     $   342
Excess of replacement cost over
   LIFO carrying value                                                                             (173)       (181)
                                                                                                -------------------
                                                                                                $   183     $   161
                                                                                                ===================
FILM COSTS, NET OF AMORTIZATION

THEATRICAL FILM COSTS
Released                                                                                        $   353     $   468
In process and unreleased                                                                           839         501
                                                                                                -------------------
                                                                                                $ 1,192     $   969
                                                                                                ===================
TELEVISION FILM COSTS
Released                                                                                            223         368
In process and unreleased                                                                            32          41
                                                                                                -------------------
                                                                                                    255         409
                                                                                                -------------------
                                                                                                $ 1,447     $ 1,378
===================================================================================================================

Unamortized costs related to released theatrical and television films aggregated $576 million at June 30, 1998. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20-year life, the Company currently anticipates that approximately 88 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 2001.

                                                                                               June 30,    June 30,
Millions                                                                                           1998        1997
-------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT


Land                                                                                            $   553     $   493
Buildings and improvements                                                                        1,467       1,425
Machinery and equipment                                                                           1,221       1,104
Furniture and fixtures                                                                              369         298
Construction in progress                                                                            301         262
                                                                                                -------------------
                                                                                                  3,911       3,582
Accumulated depreciation                                                                         (1,178)     (1,023)
                                                                                                -------------------
                                                                                                $ 2,733     $ 2,559
                                                                                                ===================
PAYABLES AND ACCRUED LIABILITIES
Trade                                                                                           $   449     $   381
Other                                                                                             1,619       1,437
                                                                                                -------------------
                                                                                                $ 2,068     $ 1,818
===================================================================================================================

62

NOTE 18    COMMITMENTS AND CONTINGENCIES

The Company has various commitments for the purchase or construction of property, plant and equipment, materials, supplies and items of investment related to the ordinary conduct of business.

The Company has entered into an arrangement to sell to a third party substantially all films produced or acquired during the term of the agreement for amounts which approximate cost. The Company will serve as sole distributor and earns a distribution fee, which is variable and contingent upon the films' performance. In addition, the Company has the option to purchase the films at certain future dates.

The Company is involved in various lawsuits, claims and inquiries. Management believes that the resolution of these matters will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.



NOTE 19 DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Differences between U.S. and Canadian GAAP for these financial statements are:

(i) The common stock of DuPont and USAi would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $699 million or approximately eight percent at June 30, 1998. There is no effect on net income.

(ii) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $1.1 billion and decrease working capital by approximately $31 million at June 30, 1998. There is no effect on net income.

(iii) Under Canadian GAAP, the assets and liabilities of the discontinued Tropicana operations would be presented separately on the consolidated balance sheet which would result in an increase of $434 million in both total assets and total liabilities at June 30, 1998. There is no effect on net income.

(iv)  Other differences between U.S. and Canadian GAAP are immaterial.

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

The Company's independent accountants, PricewaterhouseCoopers LLP, review the system of internal accounting controls to the extent they consider necessary to evaluate the system as required by generally accepted auditing standards. Their report covering their audits of the financial statements is presented below.

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


       /s/ Edgar Bronfman, Jr.               /s/ Robert W. Matschullat
       -------------------------             ---------------------------
          Edgar Bronfman, Jr.                   Robert W. Matschullat
President and Chief Executive Officer  Vice Chairman and Chief Financial Officer
                                 August 12, 1998


REPORT OF INDEPENDENT ACCOUNTANTS



TO THE SHAREHOLDERS OF THE SEAGRAM COMPANY LTD. We have audited the accompanying consolidated balance sheet of The Seagram Company Ltd. and its subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for the fiscal years ended June 30, 1998 and 1997, the Transition Period ended June 30, 1996 and the fiscal year ended January 31, 1996, in accordance with generally accepted accounting principles in the U.S. which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.


/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP
New York, New York
August 12, 1998, except as to Note 1, which is as of August 25, 1998

64

QUARTERLY DATA


Fiscal 1998

                                                                                                                        Fiscal Year
U.S. Dollars in Millions                                         First        Second         Third           Fourth           Ended
Except for Share Amounts (Unaudited)                           Quarter       Quarter       Quarter          Quarter      6/30/98(3)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                       $ 2,445       $ 3,065       $ 2,036          $ 2,168       $ 9,714
Operating income                                                   262           204            32               10           508
Income from continuing operations, after tax                       116             8           447(1)           309(2)        880
Income from discontinued Tropicana operations, after tax            17            20            14               15            66
                                                               ------------------------------------------------------------------
Net income                                                     $   133       $    28       $   461          $   324       $   946
                                                               ==================================================================

PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                          $  0.32       $  0.02       $  1.30          $  0.89       $  2.51
Discontinued Tropicana operations, after tax                       .05          0.06          0.04             0.04           .19
                                                               ------------------------------------------------------------------
Net income                                                     $  0.37       $  0.08       $  1.34          $  0.93       $  2.70
                                                               ==================================================================
EARNINGS PER SHARE - DILUTED
Continuing operations                                          $  0.32       $  0.02       $  1.28          $  0.88       $  2.49
Discontinued Tropicana operations, after tax                      0.05          0.06          0.04             0.04           .19
                                                               ------------------------------------------------------------------
Net income                                                     $  0.37       $  0.08       $  1.32          $  0.92       $  2.68
===================================================================================================================================


Fiscal 1997

                                                                                                                      Fiscal Year
U.S. Dollars in Millions                                         First          Second        Third       Fourth            Ended
Except for Share Amounts (Unaudited)                           Quarter         Quarter      Quarter      Quarter       6/30/97(3)
---------------------------------------------------------------------------------------------------------------------------------
Revenues                                                       $ 2,449         $ 3,292      $ 2,357      $ 2,546         $ 10,644
Operating income                                                   239             353           98           91              781
Income from continuing operations, after tax                       148             142           20          135              445
Income from discontinued Tropicana operations, after tax            18              19            7           13               57
                                                               ------------------------------------------------------------------
Net income                                                     $   166(4)      $   161      $    27      $   148(5)      $    502
                                                               ==================================================================

PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                          $  0.40         $  0.38      $  0.05      $  0.36         $   1.20
Discontinued Tropicana operations, after tax                      0.05            0.05         0.02         0.04             0.16
                                                               ------------------------------------------------------------------
Net income                                                     $  0.45         $  0.43      $  0.07      $  0.40         $   1.36
                                                               ==================================================================
EARNINGS PER SHARE - DILUTED
Continuing operations                                          $  0.40         $  0.38      $  0.05      $  0.36         $   1.20
Discontinued Tropicana operations, after tax                      0.05            0.05         0.02         0.04             0.15
                                                               ------------------------------------------------------------------
Net income                                                     $  0.45         $  0.43      $  0.07      $  0.40         $   1.35
=================================================================================================================================

(1) Includes a $281 million after-tax gain on the sale of Time Warner shares and a $187 million gain on the USAi transaction, after tax and minority interest.
(2) Includes a $320 million after-tax gain on the sale of Time Warner shares.
(3) For earnings per share data, each quarter is calculated as a discrete period and the sum of the four quarters does not equal the full year amount.
(4) Includes a $39 million after-tax gain on the sale of DuPont warrants.
(5) Includes a $100 million after-tax gain on the sale of Time Warner shares.

FINANCIAL SUMMARY



                                                              Fiscal Years       Transition
                                                                  Ended        Period Ended
                                                                June 30,           June 30,      Fiscal Years Ended January 31,
(U.S.$ in Millions, Except Per Share Amounts)               1998        1997           1996        1996        1995        1994
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Revenues                                               $   9,714   $  10,644      $   4,251   $   8,052   $   5,008   $   4,742
Operating income                                             508         781            128         482         628         640
Interest, net and other                                   (1,058)         (7)            99         195         317         275
Income from continuing operations before
   cumulative effect of accounting change                    880         445             67         144         170         249
Income from discontinued Tropicana
   operations, after tax                                      66          57             18          30          24          34
Discontinued DuPont activities, after tax                     --          --             --       3,232         617          96
                                                       ------------------------------------------------------------------------
Income before cum. effect of accounting change               946         502             85       3,406         811         379
Cumulative effect of accounting change, after tax             --          --             --          --         (75)         --
                                                       ------------------------------------------------------------------------
   Net income                                          $     946   $     502      $      85   $   3,406   $     736   $     379
                                                       ========================================================================


FINANCIAL POSITION
Current assets                                         $   6,971   $   6,131      $   6,307   $   6,194   $   3,938   $   3,532
Common stock of DuPont                                     1,228       1,034            651         631       3,670       3,154
Common stock of Time Warner                                   --       1,291          2,228       2,356       2,043       1,769
Other noncurrent assets                                   12,246      10,257         10,328      10,230       1,773       1,754
Net assets of discontinued Tropicana operations            1,734       1,734          1,693       1,549       1,270       1,220
                                                       ------------------------------------------------------------------------
   Total assets                                        $  22,179   $  20,447      $  21,207   $  20,960   $  12,694   $  11,429
                                                       ========================================================================

Current liabilities                                    $   4,709   $   3,087      $   4,383   $   3,557   $   3,865   $   2,776
Long-term indebtedness                                     2,225       2,478          2,562       2,889       2,838       3,051
Total liabilities                                         10,948       9,174         10,163       9,788       7,174       6,428
Minority interest                                          1,915       1,851          1,839       1,844          11          --
Shareholders' equity                                       9,316       9,422          9,205       9,328       5,509       5,001
                                                       ------------------------------------------------------------------------
   Total liabilities & shareholders' equity            $  22,179   $  20,447      $  21,207   $  20,960   $  12,694   $  11,429
                                                       ========================================================================

CASH FLOW DATA
Cash flow (used for) provided by operating activities  $    (241)  $     664      $     315   $     222   $     370   $     370
Capital expenditures                                        (410)       (393)          (245)       (349)       (124)       (118)
Other investing activities, net                            1,109       2,101           (346)      2,260        (341)     (1,556)
Dividends paid                                              (231)       (239)          (112)       (224)       (216)       (209)

PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                  $    2.51   $    1.20      $    0.18   $    0.38   $    0.46   $    0.67
Discontinued Tropicana operations, after tax                0.19        0.16           0.05        0.08        0.06        0.09
Discontinued DuPont activities, after tax                     --          --             --        8.67        1.66        0.26
                                                       ------------------------------------------------------------------------
Income before cum. effect of accounting change              2.70        1.36           0.23        9.13        2.18        1.02
Cumulative effect of accounting change, after tax             --          --             --          --       (0.20)         --
                                                       ------------------------------------------------------------------------
   Net income                                          $    2.70   $    1.36      $    0.23   $    9.13   $    1.98   $    1.02
                                                       ========================================================================

EARNINGS PER SHARE - DILUTED
Continuing operations                                  $    2.49   $    1.20      $    0.18   $    0.38   $    0.46   $    0.66
Discontinued Tropicana operations, after tax                0.19        0.15           0.05        0.08        0.06        0.09
Discontinued DuPont activities, after tax                     --          --             --        8.54        1.64        0.25
                                                       ------------------------------------------------------------------------
Income before cum. effect of accounting change              2.68        1.35           0.23        9.00        2.16        1.00
Cumulative effect of accounting change, after tax             --          --             --          --       (0.20)         --
                                                       ------------------------------------------------------------------------
   Net income                                          $    2.68   $    1.35      $    0.23   $    9.00   $    1.96   $    1.00
                                                       ========================================================================

Dividends paid                                         $    0.66   $   0.645      $    0.30   $    0.60   $    0.58   $    0.56
Shareholders' equity                                       26.84       25.79          24.67       24.91       14.79       13.43
End of year share price
   New York Stock Exchange (U.S.$)                     $   40.94   $   40.25      $   33.63   $   36.38   $   28.75   $   30.75
   Canadian Stock Exchange (Cdn$)                          59.95       55.50          45.75       49.75       40.50       40.63
Average shares outstanding (thousands)                   349,874     369,682        373,858     373,117     372,499     373,051
Shares outstanding at year end (thousands)               347,132     365,281        373,059     374,462     372,537     372,489
===============================================================================================================================