Form 10-K405, Exhibit 13
period 1999-06-30
SEAGRAM CO LTD
filed 1999-09-28
CIK 88188

MANAGEMENT'S DISCUSSION
AND ANALYSIS

Our Company operates in four global business segments: music, filmed entertainment, recreation and other, and spirits and wine. The music business is conducted through Universal Music Group, which is the largest recorded music company in the world. Universal Music Group produces and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The filmed entertainment and recreation and other businesses are conducted through Universal Studios Group. Our filmed entertainment business produces and distributes motion picture, television and home video products world-wide, operates and has ownership interests in a number of international cable channels and engages in the licensing of merchandising and film property rights. The recreation and other businesses operate theme parks, retail stores and are also involved in the development of entertainment software. The spirits and wine business, directly and through affiliates and joint ventures, produces, markets and distributes distilled spirits, wines, ports and sherries, coolers, beers, mixers and other low-alcohol beverages. In addition to marketing owned brands, the spirits and wine business also distributes distilled spirits, wine and beer brands owned by others.

     Management's discussion and analysis of our results of operations and liquidity should be read in conjunction with the accompanying financial statements.

SIGNIFICANT TRANSACTIONS

During the last three years, we entered into several significant transactions which have realigned our businesses and have impacted the comparability of our financial statements.

ACQUISITION OF POLYGRAM On December 10, 1998, we acquired 99.5 percent of the outstanding shares of PolyGram N.V. (PolyGram), a global music and entertainment company, for $8,607 million in cash and approximately 47.9 million common shares of Seagram. Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75 percent of the PolyGram shares. The results of the operations of PolyGram are included in the results of our music and filmed entertainment segments from the date of acquisition.

DISPOSITION OF TROPICANA On August 25, 1998, we completed the sale of Tropicana, consisting of Tropicana Products, Inc. and our global juice business (Tropicana) for $3,288 million in cash, which resulted in a pre-tax gain of $1,445 million ($1,072 million after tax). As a result of this disposal, we reported the results of Tropicana as discontinued operations for all periods presented.

USA TRANSACTIONS On October 21, 1997, Universal acquired the remaining 50 percent interest in the USA Networks partnership from Viacom Inc. for $1.7 billion in cash. On February 12, 1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. (USAi) and contributed its original 50 percent interest in USA Networks, the majority of its television assets and 50 percent of the international operations of USA Networks to USANi LLC. As a result of this transaction, Universal received $1,332 million in cash, a 10.7 percent interest in USAi and a 45.8 percent exchangeable interest in USANi LLC. Universal recognized a gross gain of $583 million, before taking into consideration the effect of the transactions, which impaired certain remaining television assets and transformed various related contractual obligations into adverse purchase commitments. The impairment losses and adverse purchase commitments arising from the transactions aggregated $223 million and were reflected in the net gain of $360 million ($222 million after tax).

TIME WARNER SHARES On May 28, 1997, we sold 30 million shares of Time Warner common stock for $1.39 billion. The gain recognized in 1997 on the sale of the shares was $154 million ($100 million after tax). On February 5, 1998, we sold 15 million shares of Time Warner common stock for $958 million. On May 27, 1998, we sold our remaining 11.8 million shares of Time Warner common stock for $905 million. The aggregate gain on the sale of the shares in the fiscal year ended June 30, 1998 was $926 million ($602 million after tax).

PUBLISHING GROUP On December 16, 1996, we sold our book-publishing unit, The Putnam Berkley Group, Inc. Proceeds from the sale were $330 million, resulting in a $64 million pre-tax gain on the disposition. There was no after-tax gain or loss due to the write-off of non-tax-deductible goodwill associated with Putnam. The operating results of Putnam through December 16, 1996 are included in operating income.

22                                   THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

DUPONT EQUITY WARRANTS On July 24, 1996, we sold 156 million equity warrants of E.I. du Pont de Nemours and Company to DuPont for $500 million in cash. The after-tax net proceeds were $479 million, the gain on the sale of the warrants was $60 million ($39 million after tax) and is included in interest, net and other in the fiscal year ended June 30, 1997.

COMPARABILITY

The discussion presented below includes an analysis of total Seagram and business segment results prepared in accordance with U.S. generally accepted accounting principals (GAAP). The supplemental financial data includes earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Because of the significant goodwill associated with our acquisitions, we believe EBITDA is an appropriate measure of operating performance. However, you should note that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance as defined by GAAP and may be defined differently by other companies. Investments in companies that are not consolidated with the results of Seagram are reported as "equity earnings from unconsolidated companies." This discussion includes, as supplemental financial data, information about our share of the results of revenues and EBITDA related to these investments.

     To enhance comparability, financial information for 1999 and 1998 is also presented on a pro forma basis which illustrates the effect of the acquisition of PolyGram, the disposition of Tropicana and the USA transactions, as if the transactions had occurred at the beginning of the 1998 fiscal year. We believe that pro forma results represent meaningful comparative information for assessing earnings trends because the pro forma results include comparable operations in each year presented. The discussion of the recreation and other and spirits and wine business segments does not include pro forma comparisons, since the pro forma adjustments did not impact those segments. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of our 1998 fiscal year. We believe this information will help you to better understand our business results.


REVENUES CONSOLIDATED AND UNCONSOLIDATED

[GRAPH]



EBITDA CONSOLIDATED AND UNCONSOLIDATED

[GRAPH]



THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                   23

RESULTS OF OPERATIONS
EARNINGS SUMMARY


                                                                                  ACTUAL                             PRO FORMA
                                                                               TWELVE MONTHS                      TWELVE MONTHS
                                                                               ENDED JUNE 30,                     ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS                 1999          1998          1997          1999          1998
                                                                 --------      --------      --------      --------      --------
REVENUES                                                         $ 12,312      $  9,474      $ 10,354      $ 15,344      $ 14,587
                                                                 ========      ========      ========      ========      ========
OPERATING INCOME (LOSS)
   Music                                                         $   (126)     $    (44)     $    (58)     $     75      $   (124)
   Filmed Entertainment                                              (206)          229           157          (281)           30
   Recreation and Other                                                45            24            31            45            24
   Spirits and Wine                                                   552           464           663           552           464
   Corporate                                                         (110)         (120)         (138)         (110)         (120)
   Restructuring charge - Music and Filmed Entertainment             (405)         --            --            --            --
   Gain on sale of Putnam                                            --            --              64          --            --
                                                                 --------      --------      --------      --------      --------
OPERATING INCOME (LOSS)                                              (250)          553           719           281           274
Interest, net and other                                               457           228           147           682           598
Gain on sale of Time Warner shares                                   --             926           154          --             926
Gain on USA transactions                                              128           360          --             128           360
Provision (benefit) for income taxes                                  (33)          638           331            61           493
Minority interest                                                     (26)           48            12             4            16
Equity earnings (losses) from unconsolidated companies                137           (45)           62           130            (6)
                                                                 --------      --------      --------      --------      --------
INCOME (LOSS) FROM CONTINUING OPERATIONS                             (383)          880           445          (208)          447
Income (loss) from discontinued Tropicana
     operations, after tax                                             (3)           66            57          --            --
Gain on sale of discontinued Tropicana operations,
     after tax                                                      1,072          --            --            --            --
                                                                 --------      --------      --------      --------      --------
NET INCOME (LOSS)                                                $    686      $    946      $    502      $   (208)     $    447
                                                                 ========      ========      ========      ========      ========
EARNINGS PER SHARE - BASIC
   Income (loss) from continuing operations                      $  (1.01)     $   2.51      $   1.20      $   (.52)     $   1.12
   Income (loss) from discontinued operations                        (.01)          .19           .16          --            --
   Gain on sale of discontinued operations                           2.83          --            --            --            --
                                                                 --------      --------      --------      --------      --------
   NET INCOME (LOSS)                                             $   1.81      $   2.70      $   1.36      $   (.52)     $   1.12
                                                                 ========      ========      ========      ========      ========
EARNINGS PER SHARE - DILUTED
   Income (loss) from continuing operations                      $  (1.01)     $   2.49      $   1.20      $   (.52)     $   1.11
   Income (loss) from discontinued operations                        (.01)          .19           .15          --            --
   Gain on sale of discontinued operations                           2.83          --            --            --            --
                                                                 --------      --------      --------      --------      --------
   NET INCOME (LOSS)                                             $   1.81      $   2.68      $   1.35      $   (.52)     $   1.11
                                                                 ========      ========      ========      ========      ========
Net cash provided by (used for) operating activities             $    935      $   (241)     $    664
Net cash (used for) provided by investing activities             $ (6,136)     $    699      $  1,708
Net cash provided by (used for) financing activities             $  5,563      $    159      $ (2,175)
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
   Consolidated companies                                        $ 12,312      $  9,474      $ 10,354      $ 15,344      $ 14,587
   Unconsolidated companies                                         2,202         1,722         1,473         2,202         2,081
                                                                 --------      --------      --------      --------      --------
                                                                 $ 14,514      $ 11,196      $ 11,827      $ 17,546      $ 16,668
                                                                 ========      ========      ========      ========      ========
EBITDA
   Consolidated companies                                        $  1,028      $  1,142      $  1,182      $  1,478      $  1,555
   Charge for Asia                                                   --             (60)         --            --             (60)
                                                                 --------      --------      --------      --------      --------
                                                                    1,028         1,082         1,182         1,478         1,495
   Unconsolidated companies                                           449           220           231           449           326
                                                                 --------      --------      --------      --------      --------
                                                                    1,477         1,302         1,413         1,927         1,821
Adjustment for unconsolidated companies                              (449)         (220)         (231)         (449)         (326)
Depreciation and amortization                                        (773)         (416)         (393)       (1,097)       (1,108)
Corporate                                                            (100)         (113)         (134)         (100)         (113)
Restructuring charge - Music and Filmed Entertainment                (405)         --            --            --            --
Gain on sale of Putnam                                               --            --              64          --            --
                                                                 --------      --------      --------      --------      --------
OPERATING INCOME (LOSS)                                          $   (250)     $    553      $    719      $    281      $    274
                                                                 ========      ========      ========      ========      ========



24                                 THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

1999 VERSUS 1998

ACTUAL

Revenues increased 30 percent in the twelve months ended June 1999 compared to 1998. This was primarily due to the PolyGram acquisition and improved sales in all business segments. Operating income declined from $553 million in 1998 to a loss of $250 million in the current year. The reduction was largely driven by a $405 million pre-tax restructuring charge (discussed in Note 3 to the consolidated financial statements), higher amortization and depreciation expense and disappointing motion picture results. The impact of foreign currency exchange on 1999 was not significant. In 1999, EBITDA from consolidated companies decreased five percent to $1,028 million on total revenues of $12.3 billion.

    In the 1999 fiscal year, interest, net and other included net interest expense of $480 million which was offset by $23 million of dividend income from DuPont. The increase of $229 million from 1998 primarily reflects the funding of the PolyGram acquisition. During 1999, an additional gain from the USA transactions was recognized reflecting the reversal of $128 million of accrued costs due to the favorable settlement of certain contractual obligations and adverse purchase commitments. The minority interest income in 1999 included $21 million associated with the restructuring charge.

    The effective tax rate was six percent in fiscal 1999, compared with 40 percent in the prior year. The provision for 1999 included $45 million of taxes on the USA transactions and a $140 million benefit for the restructuring charge. The tax rate for ongoing operations (excluding the impact of the USA transactions, the restructuring charge, sale of Time Warner shares and spirits and wine charge) was 21 percent compared with 48 percent in 1998, largely due to the increased goodwill expense for which there is no associated tax benefit and taxes on earnings from unconsolidated equity investments.

    The equity in earnings of unconsolidated companies increased to $137 million in fiscal 1999 from a loss of $45 million in fiscal 1998. The increase in equity earnings primarily reflects the improved operating results at USANi LLC and the impact of the USA transactions. Earnings from Seagram's investments in USANi LLC are included in equity earnings from unconsolidated companies for all of 1999. In 1998, Seagram had a 100 percent interest in USA Networks from October 1997 until February 1998, during which time the results were consolidated.

    A net loss from continuing operations of $383 million or $1.01 per share (basic and diluted) was incurred in 1999, compared with net income from continuing operations of $880 million or $2.51 per basic share and $2.49 per share on a diluted basis for 1998. The net loss from continuing operations, excluding the restructuring charge, the gains on the sales of Time Warner shares and the USA transactions and a charge for spirits and wine operations in Asia, was $215 million or $0.57 per share (basic and diluted) in 1999 compared with income of $141 million or $0.40 per share (basic and diluted) in 1998.

    For the period to August 25, 1998, the loss from discontinued Tropicana operations, after tax, was $3 million or $0.01 per share (basic and diluted). During 1999, we recorded a pre-tax gain of $1,445 million ($1,072 million after tax or $2.83 per share, basic and diluted) on the sale of Tropicana. Net income including discontinued operations was $686 million or $1.81 per basic and diluted share in the fiscal year ended June 30, 1999, compared with $946 million or $2.70 per basic share and $2.68 per diluted share in the prior fiscal year.



                          REVENUES BY BUSINESS SEGMENT

                                     GRAPH









THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                 25

PRO FORMA

Revenues increased five percent in fiscal 1999 to $15.3 billion with growth in all business segments. Operating income was $281 million compared with $274 million in 1998. EBITDA from consolidated companies decreased one percent year-on-year. Increases in EBITDA outside the filmed entertainment segment were more than offset by disappointing performance of our film business. The effective income tax rate for the year ended June 30, 1999 was 22 percent compared with 51 percent in the prior year. The minority interest charge for 1999 was $4 million compared with $16 million in the prior year primarily due to current year losses in our film business. Equity in earnings of unconsolidated companies shows a similar improvement as the actual results, increasing to $130 million in 1999 from a loss of $6 million in 1998.

     A net loss of $208 million or $0.52 per share (basic and diluted) was incurred in fiscal 1999, compared with net income of $447 million or $1.12 per basic share and $1.11 per share on a diluted basis in 1998. Excluding the gains on the sales of Time Warner shares and the USA transactions and the prior year charge for spirits and wine operations in Asia, the pro forma net loss was $284 million or $0.71 per share (basic and diluted) in the current year, a slight improvement over the prior year when a net loss of $292 million or $0.73 per share (basic and diluted) was incurred.

1998 versus 1997

Our fiscal 1998 results were severely impacted by the economic and currency crises in Asia, which hampered business performance and resulted in a $60 million charge to spirits and wine operations in the second quarter of the fiscal year. Revenues of $9.5 billion declined from $10.4 billion in fiscal 1997. Excluding the unfavorable impact of foreign exchange and the contribution of Putnam from 1997, revenues declined five percent year-on-year. Operating income was $553 million and, after the charge for Asia, substantially below the prior year which included a $64 million pre-tax gain on the sale of Putnam. After excluding the 1998 charge for Asia and the 1997 contribution from Putnam, operating income declined three percent reflecting the decline in spirits and wine operations and increased depreciation and amortization expense. The incremental depreciation and amortization principally results from increased goodwill expense, from October to February, associated with the acquisition of the remaining 50 percent of USA Networks. EBITDA from consolidated operations was $1.1 billion compared with $1.2 billion in 1997. After excluding the charge for Asia and the contribution of Putnam, EBITDA decreased two percent.

     Interest, net and other, in fiscal 1998 included net interest expense of $255 million which was partially offset by $27 million of dividend income from Time Warner and DuPont. In 1997, net interest expense of $247 million was offset by $60 million in pre-tax gain on the sale of the DuPont warrants and $40 million of dividend income from Time Warner and DuPont. The net interest expense increase largely reflects a higher average debt balance, which is due to the funding of our purchase of the incremental 50 percent interest in USA Networks in October 1997 and share repurchases pursuant to our ongoing share repurchase program, partially offset by the repayment of debt with the proceeds from the USA transactions and the sales of Time Warner shares, discussed below.

     During fiscal 1998, we recognized a pre-tax gain on the sale of the remaining Time Warner shares of $926 million and a pre-tax gain on the USA transactions of $360 million. During 1997, we had a pre-tax gain of $154 million on the sale of Time Warner shares.

     The effective income tax rate was 40 percent in fiscal 1998 compared with 46 percent in the prior year. The underlying effective income tax rate for continuing operations (excluding the impact of the USA transactions, sale of Time Warner shares, sale of DuPont warrants, and spirits and wine charge) was 48 percent in 1998 compared with 43 percent in the prior fiscal year. The increase in the effective tax rate results from reduced earnings in relatively low tax jurisdictions in Asia.

     The minority interest charge in fiscal 1998 includes $35 million associated with the gain on the USA transactions. The equity in earnings of unconsolidated companies declined from earnings of $62 million in 1997 to a loss of $45 million in 1998 primarily due to the impact of the USA transactions, lower contributions from Cineplex Odeon Corporation and our spirits and wine joint ventures and higher amortization related to certain equity investments.

     Income from continuing operations was $880 million or $2.51 per basic share and $2.49 per diluted share for fiscal 1998, compared with $445 million or $1.20 per share (basic and diluted) in the prior year. Excluding the gain on the USA transactions (after taxes and minority interest), the after-tax gain on the sales of Time Warner shares, and the after-tax charge for spirits and wine operations in Asia, income from continuing operations in fiscal year 1998 was $141 million or $0.40 per share (basic and diluted). In 1997, excluding the after-tax gains on the sales of the DuPont warrants and Time Warner shares, income from continuing operations was $306 million or $0.82 per share (basic and diluted).

26                                 THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

     Income from discontinued Tropicana operations, after tax, was $66 million or $0.19 per share (basic and diluted) for fiscal year 1998, compared with $57 million or $0.16 per basic share and $0.15 per share on a diluted basis in the prior fiscal year. Revenues from discontinued operations were $2.0 billion in fiscal 1998 and $1.9 billion in the prior year. Operating income was $169 million in 1998 and $152 million in the prior year. Results of discontinued operations include allocations of consolidated interest expense totaling $39 million and $41 million for 1998 and 1997, respectively. The allocations were based on the ratio of net assets of discontinued operations to consolidated net assets.

BUSINESS SEGMENT RESULTS

MUSIC

                                                                        ACTUAL                         PRO FORMA
                                                                     TWELVE MONTHS                  TWELVE MONTHS
                                                                     ENDED JUNE 30,                 ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                                    1999          1998        1997         1999          1998
                                                           -------      -------      -------      -------      -------

REVENUES                                                   $ 3,751      $ 1,461      $ 1,427      $ 6,336      $ 6,108
                                                           =======      =======      =======      =======      =======
Operating income (loss) before restructuring charge        $  (126)     $   (44)     $   (58)     $    75      $  (124)
Restructuring charge                                          (313)          --           --           --           --
                                                           -------      -------      -------      -------      -------
OPERATING INCOME (LOSS)                                    $  (439)     $   (44)     $   (58)     $    75      $  (124)
                                                           =======      =======      =======      =======      =======
Equity earnings (losses) from unconsolidated companies     $     4      $     4      $    (2)     $    (3)     $    (7)
                                                           =======      =======      =======      =======      =======
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
   Consolidated companies                                  $ 3,751      $ 1,461      $ 1,427      $ 6,336      $ 6,108
   Unconsolidated companies                                     61           68           73           61           68
                                                           -------      -------      -------      -------      -------
                                                           $ 3,812      $ 1,529      $ 1,500      $ 6,397      $ 6,176
                                                           =======      =======      =======      =======      =======

EBITDA
   Consolidated companies                                  $   347      $    84      $    76      $   861      $   708
   Unconsolidated companies                                      5            6           (4)           5            6
                                                           -------      -------      -------      -------      -------
                                                               352           90           72          866          714

Adjustment for unconsolidated companies                         (5)          (6)           4           (5)          (6)
Depreciation and amortization                                 (473)        (128)        (134)        (786)        (832)
Restructuring charge                                          (313)          --           --           --           --
                                                           -------      -------      -------      -------      -------
OPERATING INCOME (LOSS)                                    $  (439)     $   (44)     $   (58)     $    75      $  (124)
                                                           =======      =======      =======      =======      =======

MUSIC REVENUES BY GEOGRAPHIC REGION

[GRAPH]

THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                  27

1999 versus 1998

CONSOLIDATED OPERATIONS

ACTUAL Revenues more than doubled in the fiscal year ended June 30, 1999, reflecting the acquisition of PolyGram and the success of our domestic and international repertoire. An operating loss of $126 million (excluding a pre-tax restructuring charge of $313 million) was incurred in the current year, compared to a loss of $44 million in the prior year. EBITDA, at $347 million, more than quadrupled in 1999. The significant increase in EBITDA reflects the PolyGram acquisition. The decline in operating income is principally driven by higher goodwill amortization.

    The acquisition of PolyGram, with its strong presence in local repertoire, when combined with our strength in the U.S. market, makes our music business the clear market leader in recorded music. In fiscal 1999, revenues generated in North America accounted for 45 percent of the total music revenues of $3,751 million. The European market accounted for 40 percent, Asia Pacific and Japan contributed 11 percent and Latin America accounted for the remaining four percent. The integration of PolyGram has been completed in many markets and continues on schedule in those remaining.

PRO FORMA Revenues increased four percent to $6.3 billion in the twelve months ended June 30, 1999. In 1999, revenues were driven by solid performances from U2, Shania Twain, Jay-Z, Andrea Bocelli, Bee Gees and Sheryl Crow, among others, along with increases in higher-priced units. In total, 69 albums reached worldwide sales in excess of one million units compared with 52 in 1998. Operating income was $75 million for 1999, compared to a loss of $124 million in 1998. EBITDA increased 22 percent in 1999 compared to 1998. These improvements are due to a strong release schedule worldwide and the elimination of duplicate costs as we progress with the integration of PolyGram. By 2001, we expect to achieve our projected cost savings of at least $300 million annually.

UNCONSOLIDATED OPERATIONS

The equity in earnings from unconsolidated companies, consisting primarily of concert operations, was $4 million for the twelve months ended June 30, 1999, and was unchanged compared to the same period in 1998. In April 1999, the Universal Music Group announced an Internet alliance with BMG Entertainment, consisting of online music channels and an e-commerce site, getmusic.com. We believe this joint venture will position Universal as a leader in shaping the music industry on the Internet.

1998 versus 1997

CONSOLIDATED OPERATIONS

In fiscal 1998, revenues increased two percent. Major albums in release during 1998 included those by Chumbawamba, K-Ci & JoJo, Trisha Yearwood and Smashmouth. In addition, the Company benefited from its significant investment internationally with the success of Aqua, a group from Denmark whose album Aquarium sold 8.9 million units in the 1998 fiscal year. The operating loss for music declined from $58 million in 1997 to $44 million for 1998 as margins improved primarily driven by a better mix. EBITDA increased 11 percent to $84 million largely due to progress at Universal Records, International and Music Publishing.

UNCONSOLIDATED OPERATIONS

The equity in earnings of unconsolidated companies increased to $4 million in fiscal 1998 from a loss of $2 million in fiscal 1997.

28                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

FILMED ENTERTAINMENT

                                                                      ACTUAL                                 PRO FORMA
                                                                   TWELVE MONTHS                           TWELVE MONTHS
                                                                   ENDED JUNE 30,                          ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                                1999            1998            1997            1999            1998
                                                    ------------    ------------    ------------    ------------    ------------
REVENUES                                            $      2,931    $      2,793    $      3,168    $      3,378    $      3,259
                                                    ============    ============    ============    ============    ============
Operating income (loss) before restructuring charge $       (206)   $        229    $        157    $       (281)   $         30
Restructuring charge                                         (92)             --              --              --              --
                                                    ------------    ------------    ------------    ------------    ------------
OPERATING INCOME (LOSS)                             $       (298)   $        229    $        157    $       (281)   $         30
                                                    ============    ============    ============    ============    ============
Equity earnings (losses) from unconsolidated
     companies                                      $        148    $        (28)   $         50    $        148    $         22
                                                    ============    ============    ============    ============    ============
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
     Consolidated companies                         $      2,931    $      2,793    $      3,168    $      3,378    $      3,259
     Unconsolidated companies                              1,689           1,133             749           1,689           1,492
                                                    ------------    ------------    ------------    ------------    ------------
                                                    $      4,620    $      3,926    $      3,917    $      5,067    $      4,751
                                                    ============    ============    ============    ============    ============

EBITDA
     Consolidated companies                         $       (136)   $        316    $        218    $       (200)   $        105
     Unconsolidated companies                                343             147             155             343             253
                                                    ------------    ------------    ------------    ------------    ------------
                                                             207             463             373             143             358
Adjustment for unconsolidated companies                     (343)           (147)           (155)           (343)           (253)
Depreciation and amortization                                (70)            (87)            (61)            (81)            (75)
Restructuring charge                                         (92)             --              --              --              --
                                                    ------------    ------------    ------------    ------------    ------------
OPERATING INCOME (LOSS)                             $       (298)   $        229    $        157    $       (281)   $         30
                                                    ============    ============    ============    ============    ============


1999 versus 1998

CONSOLIDATED OPERATIONS

ACTUAL   Filmed Entertainment revenues increased five percent in fiscal 1999.
Operating income decreased from income of $229 million in the prior year to a loss of $206 million in the current year, excluding the $92 million pre-tax restructuring charge. The prior year results included operating income of $76 million for USA Networks from October 21, 1997 until February 12, 1998. In the current year the contribution of USANi LLC is included in equity from unconsolidated companies rather than consolidated operations. While recent releases of The Mummy and Notting Hill are encouraging, the Motion Picture Group results declined because of the disappointing box office performance of current year releases such as Babe: Pig in the City, Meet Joe Black, Virus and edTV. Also, comparisons with last year's results are difficult since those results benefited from the positive carryover of the successful releases of The Lost
World: Jurassic Park and Liar, Liar. International Television and Library results declined year-on-year due to the loss of profit on products transferred in the USA transactions and lower profitability on television library sales. In connection with the assets acquired as part of the purchase of PolyGram, we are evaluating our future strategic opportunities within the domestic television production business. EBITDA declined from $316 million in the prior year to a loss of $136 million in the current year. The prior year results included $97 million of EBITDA related to USA Networks, which was consolidated from October 21, 1997 until February 12, 1998. There is no contribution from USA Networks in consolidated EBITDA in the current year.

         With the recent success of American Pie and Bowfinger early in fiscal 2000, the Motion Picture Group expects to improve its box office performance in fiscal year 2000, although we expect it will be several quarters before our film business returns to profitability.

PRO FORMA   Filmed Entertainment includes the results of PolyGram Filmed
Entertainment in the Motion Picture Group and the prior year results reflect the USA transactions as though they had both occurred at July 1, 1997. On a pro forma basis, revenues increased four percent in the fiscal year ended June 30, 1999 to $3.4 billion. EBITDA was a loss of $200 million in 1999 compared to income of $105 million in 1998. Operating income decreased from income of $30 million in the prior year to a loss of $281 million in the current year. The results declined due to the weak performance of current year releases discussed above.


THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                  29

UNCONSOLIDATED OPERATIONS

The equity in earnings from unconsolidated companies increased from a loss of $28 million for the twelve-month period in the prior year to income of $148 million in the current year. Revenues from unconsolidated companies increased 49 percent over the prior year; EBITDA more than doubled in the same period. The significant improvement is due primarily to improved operating results at USANi LLC and the impact of the USA transactions. In the current fiscal year, subsequent to the USA transactions, we have approximately a 49 percent interest in USANi LLC and the results are included in equity earnings from unconsolidated companies for the entire year. In the 1998 fiscal year, we had a 100 percent interest in USA Networks from October 1997 until February 1998, during which time the results were included in consolidated operations. We also benefited from improved operating results at Loews Cineplex in 1999 compared to Cineplex Odeon Corporation (owned in the prior year). In addition to USANi LLC and Loews Cineplex, the unconsolidated companies principally include United Cinemas International and Cinema International Corporation.

1998 versus 1997

CONSOLIDATED OPERATIONS

In fiscal year 1998, revenues decreased 12 percent. Motion picture revenues, which accounted for approximately two-thirds of the $2.8 billion of revenues, declined substantially due to the disappointing box office performance of releases in 1998, including A Simple Wish, Primary Colors and Mercury Rising. The 1997 year benefited from the successful releases of The Lost World: Jurassic Park and Liar, Liar in the fourth quarter of that year. Operating income increased 46 percent to $229 million, and EBITDA increased 45 percent to $316 million; however, the 1998 results include operating income of $76 million and EBITDA of $97 million for USA Networks for the period when Universal owned 100 percent of USA Networks.

UNCONSOLIDATED OPERATIONS

The equity in earnings from unconsolidated companies declined from $50 million in fiscal 1997 to a loss of $28 million in fiscal 1998. Revenues from unconsolidated companies increased 51 percent, while EBITDA decreased five percent. The year-on-year variances were due primarily to the impact of the USA transactions.

RECREATION AND OTHER

                                                               ACTUAL
                                                     TWELVE MONTHS ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                         1999          1998          1997
                                              ----------    ----------    ----------
REVENUES                                      $      818    $      695    $      825
     Gain on sale of Putnam                           --            --            64
                                              ----------    ----------    ----------
                                              $      818    $      695    $      889
                                              ==========    ==========    ==========
OPERATING INCOME                              $       45    $       24    $       31
                                              ==========    ==========    ==========
Equity losses from unconsolidated companies   $      (17)   $      (22)   $       --
                                              ==========    ==========    ==========
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
     Consolidated companies                   $      818    $      695    $      889
     Unconsolidated companies                        290           289           272
                                              ----------    ----------    ----------
                                              $    1,108    $      984    $    1,161
                                              ==========    ==========    ==========
EBITDA
     Consolidated companies (1)               $      133    $       99    $      102
     Unconsolidated companies                         92            60            56
                                              ----------    ----------    ----------
                                                     225           159           158
Adjustment for unconsolidated companies              (92)          (60)          (56)
Depreciation and amortization                        (88)          (75)          (71)
                                              ----------    ----------    ----------
OPERATING INCOME                              $       45    $       24    $       31
                                              ==========    ==========    ==========


(1) Excludes $64 million gain on sale of Putnam in 1997.

30                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

1999 versus 1998

CONSOLIDATED OPERATIONS

Revenues for recreation and other increased 18 percent in the year and operating income almost doubled to $45 million. EBITDA increased 34 percent. These increases reflect the success of the Crash Bandicoot and Spyro video games, improved sales by Spencer Gifts and additional management fees from the expansion of Universal Studios Escape and the recently acquired Universal Studios Port Aventura. These increases were partially offset by a five percent decline in paid attendance at Universal Studios Hollywood, largely due to reduced Asian tourism. Increased operating expenses at the park were partially offset by a one percent increase in total per capita spending.

UNCONSOLIDATED OPERATIONS

The equity in earnings from unconsolidated companies improved from a loss of $22 million in the prior year to a loss of $17 million in the current year.
Revenues from unconsolidated companies were flat year-on-year while EBITDA increased 53 percent. The improvement in the results is due to expansion at Universal Studios Escape, Universal Studios Port Aventura and a gain recognized by Sega GameWorks L.L.C. on the sale of its game sales operation to Sega in the first quarter. At Universal Studios Escape, the opening of Universal Studios Islands of Adventure, Hard Rock Live and CityWalk contributed to a 12 percent increase in paid attendance and a two percent increase in total per capita spending.

1998 versus 1997

CONSOLIDATED OPERATIONS

Revenues declined 16 percent and operating income declined to $24 million principally due to the impact of the sale of Putnam during fiscal year 1997. Excluding the contribution of Putnam from the prior fiscal year, revenues increased three percent and operating income increased from $9 million to $24 million. The operating income increase is attributable to improved performance at Spencer Gifts, which benefited from new store openings and a slight increase in comparable store sales, and strong video game sales, principally Crash Bandicoot 2. EBITDA decreased three percent to $99 million. EBITDA at Universal Studios Hollywood was lower as a 13 percent decline in paid attendance more than offset a three percent increase in per capita spending. The attendance shortfall was caused by the impact of El Nino, as well as difficult comparisons with the prior year that benefited from the opening of Jurassic Park -- The Ride in June 1996.

UNCONSOLIDATED OPERATIONS

The equity in earnings from unconsolidated companies declined from breakeven in fiscal 1997 to a loss of $22 million in fiscal 1998 largely due to higher amortization associated with certain equity investments. Revenues from unconsolidated companies increased six percent, and EBITDA increased seven percent year-on-year. The improvement in revenues and EBITDA was largely due to stronger results at Universal Studios Florida. In Florida, paid attendance declined two percent from 1997, however, EBITDA was higher because of an increase in the admission price as well as a nine percent increase in total


RECREATION AND OTHER REVENUES

[GRAPH]



THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                   31
turnstile attendance due to a promotion for second-day free admission. The promotion resulted in higher revenues and margins at the theme park.

SPIRITS AND WINE

                                                                         ACTUAL
                                                               TWELVE MONTHS ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                                  1999            1998            1997
                                                       ----------      ----------      ----------
REVENUES                                               $    4,812      $    4,525      $    4,870
                                                       ==========      ==========      ==========
Operating income before charge for Asia                $      552      $      524      $      663
   Charge for Asia                                             --             (60)             --
                                                       ----------      ----------      ----------
OPERATING INCOME                                       $      552      $      464      $      663
                                                       ==========      ==========      ==========
Equity earnings from unconsolidated companies          $        2      $        1      $       14
                                                       ==========      ==========      ==========
SUPPLEMENTAL FINANCIAL DATA:
REVENUES
   Consolidated companies                              $    4,812      $    4,525      $    4,870
   Unconsolidated companies                                   162             232             379
                                                       ----------      ----------      ----------
                                                       $    4,974      $    4,757      $    5,249
                                                       ==========      ==========      ==========
EBITDA
   Consolidated companies                              $      684      $      643      $      786
   Charge for Asia                                             --             (60)             --
                                                       ----------      ----------      ----------
                                                              684             583             786
   Unconsolidated companies                                     9               7              24
                                                       ----------      ----------      ----------
                                                              693             590             810
Adjustment for unconsolidated companies                        (9)             (7)            (24)
Depreciation and amortization                                (132)           (119)           (123)
                                                       ----------      ----------      ----------
OPERATING INCOME                                       $      552      $      464      $      663
                                                       ==========      ==========      ==========

1999 versus 1998

CONSOLIDATED OPERATIONS

Revenues increased six percent and operating income increased 19 percent in fiscal 1999. Operating income in the prior year included a $60 million charge related to operations in Asia. Excluding the impact of this charge, operating income increased five percent. Operating income (excluding the charge for Asia) as a percentage of revenues for total spirits and wine is essentially flat year-on-year at 12 percent. Asia Pacific's revenues increased 79 percent. The increase is principally due to the June 1998 acquisition of the remaining shares of our Korean affiliate, Doosan Seagram Co., Ltd., and the inclusion of their results in consolidated operations for 1999. Additionally, an improvement in the difficult economic conditions experienced in the region in 1998 also contributed to the increase. Revenues in North America increased four percent, reflecting higher volumes and pricing. Europe's revenues increased four percent year-on-year. In Latin America, revenues declined six percent due to the difficult economic conditions in the region, particularly in Brazil. In the twelve months ended June 30, 1999, cost of goods sold as a percentage of revenues increased to 53.3 percent from 52.7 percent the prior year. Selling, general and administrative expenses as a percentage of revenues decreased to
34.7 percent from 35.9 percent due to slight reductions in both brand spending and overhead expenses coupled with improved revenues. Total brand spending declined two percent at constant exchange rates in 1999. Brand equity spending increased one percent at constant exchange rates as we continued to invest for future growth by supporting our brands in key markets. The brand equity growth reflected an increased emphasis on the consumer and was focused behind core strategic brands, particularly Crown Royal Canadian Whisky and ABSOLUT VODKA in North America and Chivas Regal Scotch Whisky and Martell Cognac globally.

         Spirits and wine case volumes, including unconsolidated companies, increased one percent in 1999 as the performance of our global brands was mixed. Volumes in North America were strong, in particular for Crown Royal Canadian Whisky and


32                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

Captain Morgan Rum. Globally, volumes for Crown Royal Canadian Whisky and Captain Morgan Rum increased five and 14 percent, respectively. ABSOLUT VODKA, which is owned by V&S Vin & Spirit AB and distributed by the Company in major international markets, had a nine percent increase in volume. Case volumes of several global brands declined including Martell and Chivas which were down three and nine percent, respectively.

     EBITDA increased 17 percent. Excluding the impact of the $60 million charge for Asia Pacific from the prior year results, EBITDA would have increased six percent.

UNCONSOLIDATED OPERATIONS

The equity in earnings of unconsolidated companies was $2 million in 1999 compared to $1 million in the prior year. Revenues from unconsolidated companies declined by 30 percent and EBITDA increased 29 percent. The year-on-year variances are primarily due to changes in the entities that are included in unconsolidated companies. In 1999, the results include Kirin-Seagram Limited in Japan for the entire twelve months and Seagram (Thailand) Limited for nine months to March 1999 at which time we increased our investment in Thailand and began to consolidate that affiliate. In 1998 the unconsolidated companies also included Doosan Seagram Co., Ltd. in Korea. As a result of an additional investment in Doosan Seagram Co., Ltd., at the end of June 1998, that affiliate's results are now consolidated.

1998 versus 1997

CONSOLIDATED OPERATIONS

As a result of the economic and currency crises in Asia, Seagram recorded a $60 million charge related to its operations in Asia in the second quarter of the fiscal year ended June 30, 1998. The charge was comprised of approximately $30 million for increased bad debt reserves, $15 million for severance and related costs, and the remainder for other asset write-downs.

     Spirits and wine revenues were adversely affected by difficult market conditions in Asia Pacific and the impact of unfavorable foreign exchange. Revenues declined seven percent to $4.5 billion. Operating income declined 30 percent to $464 million after the $60 million charge for Asia. Excluding the impact of unfavorable foreign exchange and the charge for Asia, operating income would have decreased 10 percent. Operating income, before the charge, as a percent of revenues declined from 13.6 percent to 11.6 percent reflecting the shortfall in the Asian market where predominantly higher margin products are sold. The decline in revenues in Asia is due to lower shipments in order to deliberately reduce distributor inventories, particularly in Greater China, and diminished consumer demand. Margins in Asia deteriorated as demand has shifted away from imported products to less expensive locally produced spirits. Revenues in North America increased five percent due to improved mix and sustained price increases. Revenues in Latin America increased four percent. Revenues for Europe and Africa declined four percent but would have increased three percent excluding the impact of unfavorable foreign exchange. Key growth markets in Europe included the U.K., Spain and Italy.

     In fiscal 1998 cost of goods sold, before the charge, as a percent of revenues was unchanged at 52.7 percent. Selling, general and administrative expenses, before the charge, as a percent of revenues increased to 35.9 percent from 33.7 percent as reductions in overhead and brand spending did not fully compensate for the rapid revenue decline in Asia. Total brand spending declined 12 percent, or approximately three percent at constant exchange rates, primarily due to the volume shortfall.

SPIRITS AND WINE REVENUES BY GEOGRAPHIC REGION

[GRAPH]



THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                   33

    Spirits and wine case volumes, including unconsolidated companies, decreased one percent in fiscal year 1998 as the performance of our global brands was mixed.

UNCONSOLIDATED OPERATIONS

The equity in earnings of unconsolidated companies was $1 million in 1998 compared to $14 million in 1997. The year-on-year declines are primarily due to the difficult market conditions in Asia Pacific where all the unconsolidated companies are located. In 1998 and 1997, the results include Kirin-Seagram Limited in Japan, Seagram (Thailand) Limited and Doosan Seagram Co., Ltd., in Korea.

LIQUIDITY, CAPITAL RESOURCES AND MARKET RISK

FINANCIAL POSITION Current assets of $8.9 billion at June 30, 1999 were $1.9 billion higher than at June 30, 1998. Current liabilities increased $3.4 billion to $8.1 billion at June 30, 1999. The increases in current assets and current liabilities are primarily due to the acquisition of PolyGram. Shareholders' equity was $12.9 billion at June 30, 1999, compared with $9.3 billion at June 30, 1998. In December 1998, $2 billion in common shares were issued in connection with the acquisition of PolyGram. In June 1999, we completed a $1.4 billion common share issuance. Our total long- and short-term debt, net of cash and short-term investments, increased to $7.0 billion at June 30, 1999 from $2.7 billion at June 30, 1998, reflecting an increase in borrowings used primarily to finance the acquisition of PolyGram. Our ratio of net debt to total capitalization (including minority interest) increased from 19 percent to 32 percent, reflecting the larger debt outstanding.

CASH FLOWS FROM OPERATING ACTIVITIES Net cash provided by operating activities totaled $935 million in the 1999 fiscal year, an increase of $1.2 billion from 1998. Contributing to this favorable development were lower working capital requirements, partially offset by a reduction in income from continuing operations. In 1998, operating activities used cash of $241 million, following net cash provided of $664 million in 1997. The increased cash requirements in the 1998 fiscal year reflect reduced income from continuing operations (excluding the gains on the USA transactions and the Time Warner share sales) and higher working capital requirements.

CASH FLOWS FROM INVESTING ACTIVITIES Net cash used for investing activities was $6.1 billion in fiscal year 1999. The $3.3 billion pre-tax proceeds from the Tropicana disposition were more than offset by the use of $8.6 billion of cash for the PolyGram acquisition, an additional investment in USANi LLC and USA Networks, Inc. of $243 million and capital expenditures of $531 million. The capital expenditures by business segment were Music -- $135 million, Filmed Entertainment -- $134 million, Recreation and Other -- $134 million and
Spirits and Wine -- $128 million. In 1998, net cash provided by investing activities was $699 million. The net cash provided included $1.3 billion gross proceeds from the USA transactions and $1.9 billion proceeds from the sales of
26.8 million Time Warner shares. Partially offsetting these proceeds were the $1.7 billion acquisition of the incremental 50 percent interest in USA Networks and capital expenditures of $410 million, broken down by business segment as follows: Music -- $31 million, Filmed Entertainment -- $94 million, Recreation and Other -- $115 million and Spirits and Wine -- $170 million. In addition, $386 million of cash was used for sundry investments, including investments in Doosan Seagram Co., Ltd., Seagram's spirits and wine affiliate in Korea, Universal Studios Port Aventura, a theme park located in Spain, and Loews Cineplex Entertainment Corporation. Net cash provided by investing activities in 1997 was $1.7 billion and included $1.39 billion gross proceeds from the sale of 30 million Time Warner shares, $500 million proceeds on the sale of the DuPont warrants and $330 million proceeds on the sale of Putnam. These cash proceeds were partially offset by capital expenditures of $393 million: Music -- $47 million, Filmed Entertainment -- $44 million, Recreation and Other -- $115 million and Spirits and Wine -- $187 million.

CASH FLOWS FROM FINANCING ACTIVITIES Financing activities in fiscal 1999 provided $5.6 billion, an increase of $5.4 billion over the prior year, primarily used to finance the PolyGram acquisition. Contributing to the significant increase were a $1.4 billion common share issuance, a $900 million issuance of Adjustable Conversion-rate Equity Security Units and long-term debt issuances and other borrowings totaling $5.1 billion. On July 15, 1999, we issued additional Adjustable Conversion-rate Equity Security Units for approximately $74 million. In 1999, we made dividend payments of $247 million. In the fiscal year ended June 30, 1998, financing activities provided $159 million as compared to 1997 when $2.2 billion was used. In 1998, an increase in short-term borrowings of $1.1 billion was used to finance the acquisition of the incremental 50 percent interest in


34                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

USA Networks. This increase was offset by dividend payments of $231 million and $753 million used to repurchase common shares. In 1997, we made dividend payments of $239 million, used $416 million to repurchase common shares and decreased short-term borrowings by $1.6 billion.

         Cash used by the discontinued Tropicana operations to the disposition date of August 25, 1998 was $3 million as compared to the cash provided by discontinued Tropicana operations of $67 million in fiscal 1998 and $16 million in fiscal 1997.

WORKING CAPITAL Our working capital position is reinforced by available credit facilities of $7.6 billion. These facilities are used to support our commercial paper borrowings and are available for general corporate purposes. We believe our access to external capital resources, together with internally generated liquidity, will be sufficient to satisfy existing commitments and plans, and to provide adequate financial flexibility.

         Capital needs of film studios are significant. In order to effectively manage our capital needs and costs in the film business, we utilize a variety of arrangements, including co-production, insurance, contingent profit participation and the sale of certain distribution rights. We have entered into an agreement to sell substantially all films produced or acquired during the term of the agreement for amounts which approximate costs. We serve as sole distributor and earn a distribution fee, which is variable and contingent upon the films' performance. We also have the option to repurchase the films at certain future dates. At the expiration of this agreement in 2000, the funding of film production activities will be met through internally generated funds or from other external sources.

         Evolving technology allows consumers to experience music in new electronic mediums and formats. Through a variety of strategic alliances and independent initiatives, we continue to invest resources in the technology and electronic commerce areas. During 1999, technology spending approximated $30 million.

INTERNATIONAL EXCHANGE We are exposed to changes in financial market conditions in the normal course of business because we conduct business in many foreign currencies and engage in ongoing investing and funding activities in many countries. Market risk is the uncertainty to which future earnings or asset/liability values are exposed due to operating cash flows denominated in foreign currencies and various financial instruments used in the normal course of operations. We have established policies, procedures and internal processes governing management of market risks and the use of financial instruments to manage our exposure to such risks.

         We are also exposed to changes in interest rates primarily as a result of our borrowing and investing activities that include short-term investments and borrowings and long-term debt used to maintain liquidity and fund business operations. We continue to utilize U.S. dollar-denominated commercial paper and bank borrowings to fund seasonal working capital requirements in the U.S. and Canada and also borrow in different currencies from other sources to meet the borrowing needs of our affiliates. The nature and amount of our long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors.

         Operating cash flows denominated in foreign currencies as a result of our international business activities and certain borrowings are exposed to changes in foreign exchange rates. We continually evaluate our foreign currency exposure (primarily British pound and euro), based on current market conditions and the business environment. In order to mitigate the effect of foreign currency risk, we engage in hedging activities. The magnitude and nature of such hedging activities are explained in Note 6 to the consolidated financial statements.

         Our company employs a variance/covariance approach in our calculation of Value at Risk (VaR), which measures the potential losses in fair value or earnings that could arise from changes in market conditions, using a 95 percent confidence level and assuming a one-day holding period. The VaR, which is the potential loss in fair value, attributable to our interest rate sensitive exposures at June 30, 1999 was $49 million. This exposure is primarily related to long-term debt with fixed interest rates. The VaR, which is the potential loss in earnings associated with our exposure to foreign exchange rates, primarily to hedge cash flow exposures denominated in foreign currencies, was $12 million at June 30, 1999. These exposures include intercompany trade accounts, service fees, intercompany loans and third-party debt. We are subject to other foreign exchange market risk exposure as a result of non-financial instrument anticipated foreign currency cash flows which are difficult to reasonably predict, and have therefore not been included in the Company's VaR calculation.


THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                  35

YEAR 2000 ISSUE

We have dedicated substantial resources to minimize potential business disruption associated with the Year 2000 (Y2K) issue. Modification or replacement of time or date sensitive information technology (IT) is necessary so that the affected systems will properly recognize dates beyond December 31, 1999. If not corrected, certain systems may fail or miscalculate data. Failures or miscalculations may not only result from IT systems, but also from non-IT systems, such as equipment that relies on embedded technology. Risks associated with the Y2K issue also include the potential impact of third parties on our business, including vendors and government services. The Y2K issue could impact all areas of our business, including the production and distribution of music, film and beverage products, operation of theme parks and retail stores.

         We have developed a comprehensive program to address Y2K issues. We have project management offices at each major business group (Universal Music Group, Universal Studios Group and The Seagram Spirits and Wine Group). Each office is responsible for identifying and addressing the systems in that business group which are likely to be impacted by the Y2K date change and contacting key vendors, customers and others with whom the respective group does business to determine their state of readiness. In addition to the project management offices, we have an established Executive Steering Committee which coordinates Y2K issues across the business groups. Our program is structured so that strategies are implemented by each business group to address IT and non-IT issues. The program, as well as our anticipated timeframe for completion, follows:

ASSESSMENT This step includes identifying computer hardware, software and network components and equipment potentially impacted by Y2K problems for both IT and non-IT systems, and distinguishing those that are critical from those that are not. Critical systems are those systems that would result in a significant impairment of our ability to conduct our basic business operations should they fail, such as production and distribution, billing and collections, payments to employees and vendors, and financial reporting. Our assessment phase is complete.

REMEDIATION This step includes converting noncompliant system code or equipment to a state where Y2K issues are resolved. In some cases, replacing or abandoning certain systems is the most cost-effective remediation approach. Of the approximate 4,100 critical systems identified during the assessment phase of our program, remediation of 84 percent of the systems is now considered complete and 16 percent are currently in the remediation stage, with completion of all critical systems expected by October 31, 1999.

TESTING AND VALIDATION Testing and validation includes ensuring that systems which have been through the remediation process will operate properly beginning in January 2000. We anticipate that all critical systems will have been tested and validated by October 31, 1999.

THIRD-PARTY VENDORS AND CUSTOMERS We assess and validate third-party vendors and customers as part of our program. Our assessment of third-party Y2K readiness occurs through a variety of methods including interviews, on-site assessment and testing. Third-party assessment will be completed by September 30, 1999.

CONTINGENCY PLANNING In addition to assessment, remediation and testing of systems, we are in an ongoing process of developing contingency plans for systems which may not be Y2K ready by December 31, 1999. Contingency planning is also under way to address the potential impacts of Y2K failure by third parties, which could have an adverse impact on our operations. Our contingency objective is to ensure that alternative processes are identified which will enable us to maintain a minimum acceptable operational capacity should failures occur. We anticipate that all contingency plans will be in place by December 31, 1999.

We expect to incur approximately $75 million in costs related to assessment and remediation of IT and non-IT systems. Through June 30, 1999, 50 percent of the estimated costs have been incurred. Our estimated costs do not include the costs of redeployed internal resources or the costs of internally developed software or hardware which is being replaced or developed in the normal course of business. The total cost estimate is also subject to change as the program progresses. We expect that certain remediation efforts related to non-critical systems and contingency planning efforts will extend well into 2000. All costs associated with our plan will be funded through operations.


36                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

     The costs of the Company's Y2K remediation efforts are based upon management's best estimates, which require assumptions about future events, availability of resources and personnel, third-party remediation actions and other factors. There are no assurances that these estimates will be accurate, and actual amounts may differ materially based on a number of factors, including the availability and cost of resources to undertake remediation activities and the scope and nature of the work required to complete remediation.

     We expect that the Y2K issue will not pose significant operational problems. However, the Company has not completed all phases of its program and is dependent on third parties whose progress is not within its control. As with many multinational companies, we could experience disruptions in services from third-party providers, such as certain services provided by governments or other service providers, and in certain areas where attention to the Y2K issue has not been significant. While our Y2K plan is expected to significantly reduce the likelihood of business disruptions, delays in the implementation of new systems, a failure to fully identify all embedded technology potentially affected by the Y2K issues and impacts on suppliers, customers, financial institutions and government agencies, or a failure of third parties to adequately address their respective Y2K issues could have a material adverse effect on our operations.

     Statements concerning Y2K issues that contain more than historical information may be considered forward-looking statements, which are subject to risks and uncertainties. Actual results may differ materially from those expressed in the forward-looking statements, and our Y2K discussion should be read in conjunction with our statement on forward-looking statements which appears below.

EURO CONVERSION

In January 1999, certain member countries of the European Union began operating with a new common currency, the euro, which was established by fixing conversion rates between their existing currencies and the euro. The euro may be used in business transactions along with existing currencies until June 2002, at which time the existing currencies will be removed from circulation. We conduct business in member countries and, accordingly, continue to evaluate the effects of the euro conversion on our European operations, principally in the music and spirits and wine businesses. We have established processes to address the issues raised by this currency conversion, including the impact on information technology and other systems, currency risk, financial instruments, taxation and competitive implications. Based upon progress to date, we believe that the introduction of the euro and phasing out of existing currencies will not have a material impact on our financial position or results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains statements that are "forward-looking statements," in that it includes statements regarding the intent, belief or current expectations of our management with respect to our future operating performance. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements that express forecasts, expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, Y2K remediation efforts and anticipated cost savings or synergies are forward-looking statements within the meaning of the Act. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from our forward-looking statements as a result of certain risks and uncertainties, many of which are outside our control, including but not limited to:

o Changes in global and localized economic and political conditions that may affect attendance and spending at our theme parks, purchases of our consumer products and the performance of our filmed entertainment operations.

o Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect our access to, or increase the cost of financing for our operations and investments.

o Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact our market share, increase expenses and hinder our growth potential.

o Changes in consumer preferences and tastes, which may affect all our business segments.



THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                   37

o Adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at our theme parks in California, Florida and Spain.

o Legal and regulatory developments, including changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the spirits and wine business, and environmental laws.

o Technological developments that may affect the distribution of our products or create new risks to our ability to protect our intellectual property rights.

o The uncertainties of litigation and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

QUARTERLY HIGH AND LOW SHARE PRICES

                                                          FISCAL YEARS ENDED JUNE 30,
                                        1999                           1998                         1997
                                 HIGH            LOW           HIGH            LOW           HIGH            LOW
                                 ----            ---           ----            ---           ----            ---

New York Stock Exchange
     First Quarter           US$ 41.94      US$ 28.69      US$ 41.13      US$ 33.94      US$ 38.38      US$ 30.88
     Second Quarter              38.38          25.13          37.63          30.25          41.88          35.25
     Third Quarter               51.25          37.81          39.75          31.44          42.75          38.00
     Fourth Quarter              65.00          48.81          46.69          36.81          41.88          35.75
Toronto Stock Exchange
     First Quarter            C$ 62.25       C$ 43.80       C$ 56.70       C$ 46.45       C$ 52.25       C$ 42.25
     Second Quarter              59.50          38.65          52.30          43.25          57.40          47.50
     Third Quarter               77.35          58.00          56.50          44.70          57.30          51.90
     Fourth Quarter              98.00          72.00          67.50          52.65          58.10          50.00
                                 =====          =====          =====          =====          =====          =====

RETURN TO SHAREHOLDERS

The Company had 6,623 registered shareholders at September 1, 1999. The Company's common shares are listed on the New York, Toronto, Montreal, Vancouver and London Stock Exchanges. Closing prices at June 30, 1999 on the New York and Toronto Stock Exchanges were $50.38 and C$73.35, respectively.

         In the fiscal years ended June 30, 1999 and 1998, the Company paid dividends of $0.165 per share per quarter. In the fiscal year ended June 30, 1997, the Company paid dividends of $0.15 per share in the first quarter and $0.165 per share in each of the final three quarters.

38                                  THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

                                                                      Exhibit 99

CONSOLIDATED STATEMENT OF INCOME

                                                                                FISCAL YEARS ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS                            1999          1998           1997
------------------------------------------------------------------------------------------------------------------
Revenues                                                                      $12,312       $9,474         $10,354
Cost of revenues                                                                7,337        5,525           6,262
Selling, general and administrative expenses                                    4,820        3,396           3,373
Restructuring charge                                                              405           --              --
                                                                              ------------------------------------
Operating income (loss)                                                          (250)         553             719
Interest, net and other                                                           457          228             147
Gain on sale of Time Warner shares                                                 --          926             154
Gain on USA transactions                                                          128          360              --
                                                                              ------------------------------------
                                                                                 (579)       1,611             726
Provision (benefit) for income taxes                                              (33)         638             331
Minority interest                                                                 (26)          48              12
Equity earnings (losses) from unconsolidated companies                            137          (45)             62
                                                                              ------------------------------------
Income (loss) from continuing operations                                         (383)         880             445
Income (loss) from discontinued Tropicana operations, after tax                    (3)          66              57
Gain on sale of discontinued Tropicana operations, after tax                    1,072           --              --
                                                                              ------------------------------------
Net income                                                                    $   686       $  946         $   502
                                                                              ====================================
EARNINGS PER SHARE - BASIC
    Income (loss) from continuing operations                                  $ (1.01)      $ 2.51         $  1.20
    Discontinued Tropicana operations, after tax                                 2.82          .19             .16
                                                                              ------------------------------------
    Net income                                                                $  1.81       $ 2.70         $  1.36
                                                                              ====================================
EARNINGS PER SHARE - DILUTED
    Income (loss) from continuing operations                                  $ (1.01)      $ 2.49         $  1.20
    Discontinued Tropicana operations, after tax                                 2.82          .19             .15
                                                                              ------------------------------------
    Net income                                                                $  1.81       $ 2.68         $  1.35
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

                                                                     JUNE 30,     JUNE 30,
U.S. DOLLARS IN MILLIONS                                               1999         1998
------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                            $  1,533     $  1,174
Receivables, net of allowances                                          2,985        2,155
Inventories                                                             2,627        2,555
Other current assets                                                    1,736        1,087
                                                                     ---------------------
    TOTAL CURRENT ASSETS                                                8,881        6,971

Investments                                                             5,663        4,971
Film costs, net of amortization                                         1,251        1,272
Music catalogs, artists' contracts and advances                         3,348          761
Property, plant and equipment, net                                      3,158        2,733
Goodwill and other intangible assets                                   11,871        3,076
Other assets                                                              839          661
Net assets of discontinued Tropicana operations                            --        1,734
                                                                     ---------------------
                                                                     $ 35,011     $ 22,179
                                                                     =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current portion of long-term debt          $  1,053     $  1,653
Payables and accrued liabilities                                        4,808        2,354
Accrued royalties and participations                                    2,285          702
                                                                     ---------------------
    TOTAL CURRENT LIABILITIES                                           8,146        4,709

Long-term debt                                                          7,468        2,225
Accrued royalties and participations                                      434          421
Deferred income taxes                                                   2,698        2,598
Other liabilities                                                       1,499          995
Minority interest                                                       1,878        1,915
                                                                     ---------------------
    TOTAL LIABILITIES                                                  22,123       12,863
                                                                     ---------------------

Shareholders' Equity
    Shares without par value                                            4,575          848
    Retained earnings                                                   8,707        8,268
    Accumulated other comprehensive income                               (394)         200
                                                                     ---------------------
    TOTAL SHAREHOLDERS' EQUITY                                         12,888        9,316
                                                                     ---------------------
                                                                     $ 35,011     $ 22,179
==========================================================================================

The accompanying notes are an integral part of these financial statements.

                              Approved by the Board

         /s/ Edgar M. Bronfman                    /s/ Matthew W. Barrett

           Edgar M. Bronfman                        Matthew W. Barrett
               Director                                 Director

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                              FISCAL YEARS ENDED JUNE 30,
U.S. DOLLARS IN MILLIONS                                                                   1999          1998           1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations                                                 $  (383)       $   880        $   445
Adjustments to reconcile income from continuing operations to net cash provided:
   Depreciation and amortization of assets                                                   527            289            290
   Amortization of goodwill                                                                  246            127            103
   Gain on sale of Time Warner shares, DuPont warrants and Putnam                             --           (926)          (278)
   Gain on USA transactions                                                                 (128)          (360)            --
   Minority interest in income (loss) of subsidiaries                                        (26)            48             12
   Equity earnings from unconsolidated companies (greater)
      less than dividends received                                                           (45)           101             45
   Deferred income taxes                                                                      92            447            (53)
   Other                                                                                     120            (69)           145
   Changes in assets and liabilities, net of effect of acquisitions and dispositions:
      Receivables, net of allowances                                                         952           (324)          (238)
      Inventories                                                                            (85)            14              6
      Other current assets                                                                     6           (524)          (365)
      Music catalogs, artists' contracts and advances                                         (2)           (88)            (2)
      Payables and accrued liabilities                                                       (69)            (7)           513
      Other liabilities                                                                     (270)           151             41
                                                                                         -------        -------        -------
                                                                                           1,318         (1,121)           219
                                                                                         -------        -------        -------
Net cash provided by (used for) operating activities                                         935           (241)           664
                                                                                         -------        -------        -------

INVESTING ACTIVITIES
Acquisition of PolyGram                                                                   (8,607)            --             --
Sale of Tropicana                                                                          3,288             --             --
Investments in USANi LLC and USA Networks                                                   (243)        (1,700)            --
USA transactions                                                                              --          1,332             --
Sale of Time Warner shares, DuPont warrants and Putnam                                        --          1,863          2,217
Capital expenditures                                                                        (531)          (410)          (393)
Other                                                                                        (43)          (386)          (116)
                                                                                         -------        -------        -------
Net cash (used for) provided by investing activities                                      (6,136)           699          1,708
                                                                                         -------        -------        -------
FINANCING ACTIVITIES
Dividends paid                                                                              (247)          (231)          (239)
Issuance of shares                                                                         1,417             --             --
Issuance of shares upon exercise of stock options and conversion of LYONs                    314             86            107
Issuance of Adjustable Conversion-rate Equity Security Units                                 900             --             --
Issuance of long-term debt                                                                 5,086             41              3
Repayment of long-term debt                                                               (1,066)           (37)           (29)
Shares purchased and retired                                                                  --           (753)          (416)
(Decrease) increase in short-term borrowings and current portion of long-term debt          (841)         1,053         (1,601)
                                                                                         -------        -------        -------
Net cash provided by (used for) financing activities                                       5,563            159         (2,175)
                                                                                         -------        -------        -------
Net cash provided by continuing operations                                                   362            617            197
                                                                                         -------        -------        -------
Net cash (used for) provided by discontinued operations                                       (3)            67             16
                                                                                         -------        -------        -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                    359            684            213
                                                                                         -------        -------        -------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                           1,174            490            277
                                                                                         -------        -------        -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                               $ 1,533        $ 1,174        $   490
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                      COMMON SHARES WITHOUT                   ACCUMULATED
                                                             PAR VALUE                           OTHER             TOTAL
                                                        NUMBER                    RETAINED   COMPREHENSIVE     SHAREHOLDERS'
U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS   (THOUSANDS)     AMOUNT       EARNINGS       INCOME           EQUITY
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30,1996                              373,059        $  725       $8,389      $   91           $9,205
Components of comprehensive income:
   Net income                                                                       502                          502
   Currency translation adjustments                                                             (181)           (181)
   Unrealized holding gain in equity securities,
      net of $239 tax                                                                            444              444
                                                                                                               ------
   Total comprehensive income                                                                                     765
                                                                                                               ------
   Dividends paid ($.645 per share)                                                (239)                         (239)
   Shares issued - exercise of stock options           3,243            98                                         98
                 - conversion of LYONs                   296             9                                          9

   Shares purchased and retired                      (11,317)          (23)         (393)                        (416)
                                                    -----------------------------------------------------------------
BALANCE AT JUNE 30, 1997                             365,281           809         8,259         354            9,422
Components of comprehensive income:
   Net income                                                                        946                          946
   Currency translation adjustments                                                              (72)             (72)
   Unrealized holding loss in equity securities,
     net of $44 tax benefit                                                                      (82)             (82)
                                                                                                                  ----
   Total comprehensive income                                                                                     792
                                                                                                                  ----

   Dividends paid ($.66 per share)                                                  (231)                         (231)
   Shares issued - exercise of stock options           2,751             84                                         84
                 - conversion of LYONs                    48              2                                          2
Shares purchased and retired                         (20,948)           (47)        (706)                         (753)
                                                     -----------------------------------------------------------------
BALANCE AT JUNE 30, 1998                             347,132            848        8,268         200             9,316
Components of comprehensive income:
   Net income                                                                        686                           686
   Currency translation adjustments                                                             (599)             (599)
   Unrealized holding gain in equity securities,
      net of $8 tax                                                                                5                 5
                                                                                                                   ----
Total comprehensive income                                                                                          92
                                                                                                                   ----
   Dividends paid ($.66 per share)                                                  (247)                         (247)
   Shares issued - exercise of stock options
                     and other compensation            8,493            312                                        312
                 - conversion of LYONs                    26              2                                          2
                 - issuance of common shares          76,904          3,413                                      3,413
                                                      ----------------------------------------------------------------
BALANCE AT JUNE 30, 1999                             432,555         $4,575       $8,707      $ (394)          $12,888
============================================================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Seagram Company Ltd. operates in four global business segments: music, filmed entertainment, recreation and other, and spirits and wine. The music business is conducted through Universal Music Group, which produces and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The filmed entertainment business produces and distributes motion picture, television and home video products worldwide, operates and has ownership interests in a number of international cable channels and engages in the licensing of merchandising and film property rights. The recreation and other businesses operate theme parks, retail stores and are also involved in the development of entertainment software. The spirits and wine business, directly and through affiliates and joint ventures, produces, markets and distributes distilled spirits, wines, ports and sherries, coolers, beers, mixers and other low-alcohol beverages. In addition to marketing owned brands, the spirits and wine business also distributes distilled spirits, wine and beer brands owned by others.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The Seagram Company Ltd. is headquartered in Canada, and more than 50 percent of the Company's shares are held by U.S. residents. As a result, the Company has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). U.S. GAAP applicable to the Company conforms, in all material respects, to Canadian GAAP Differences between U.S. and Canadian GAAP affecting these financial statements are discussed in Note 13. Should a material difference between the two accounting principles arise in the future, financial statements would be provided under both U.S. and Canadian GAAP

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS The consolidated financial statements include the accounts of The Seagram Company Ltd. and its subsidiaries. All intercompany accounts, transactions and profits have been eliminated. Investments in certain other companies in which Seagram has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which Seagram does not have significant influence are accounted for at market value if the investments are publicly traded, or at cost if not publicly traded.

USE OF ESTIMATES The preparation of the financial statements requires management to make informed estimates, assumptions and judgments, with consideration given to materiality, that affect the reported amounts of assets, liabilities, revenues and expenses. For example, estimates are used in management's forecast of anticipated revenues in the music and filmed entertainment businesses and in determining valuation allowances for uncollectible trade receivables and deferred income taxes. Actual results could differ from those estimates.

REVENUES AND COSTS

MUSIC Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized upon shipment to third parties. Advances to established recording artists and direct costs associated with the creation of record masters are capitalized and are charged to expense as the related royalties are earned, or when the amounts are determined to be unrecoverable. The advances are expensed when past performance or current popularity does not provide a sound basis for estimating that the advance will be recovered from future royalties.

FILMED ENTERTAINMENT Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Television films from the Company's library may be licensed for domestic and foreign syndication, cable or pay television and home video. Theatrical revenues from the distribution of films are recognized as the films are exhibited. Revenues from television and pay television licensing agreements are recognized when the films are available for telecast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon availability of product for retail sale. Film costs are stated at the lower of cost, less accumulated amortization, or net realizable value. Generally, abandoned story and development costs are charged to film production overhead. The estimated total film production and participation costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual production basis. Estimates of total gross revenues and costs can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue and cost estimates are reviewed quarterly and revisions to amortization rates or write-downs to net realizable value may occur.

      Film costs, net of amortization, for completed theatrical films intended for distribution in the worldwide theatrical, home video and pay television distribution markets are classified as other current assets. The portion of released film costs expected to be realized from secondary markets such as network exhibition, television syndication and basic cable television are reported as noncurrent assets. Other costs relating to film production, including the purchase price of literary properties and related film development costs, and the film library are classified as noncurrent assets.

      The Company has an agreement with an independent party to sell substantially all completed feature films produced over the period 1997-2000 at amounts which approximate cost. The Company distributes these films and maintains an option to re-acquire the films, based on a formula considering the remaining estimated total gross revenues, net of costs, at the time of re-acquisition. No films have been re-acquired as of June 30,1999. As a distributor, the Company has recorded, in its statement of income, the revenues received from and operating expenses related to the films in all markets, and, in interest, net and other, certain other costs relating to the agreement.

RECREATION AND OTHER Revenues at theme parks are recognized at the time of visitor attendance. Revenues for retail operations are recognized at point-of-sale.


SPIRITS AND WINE Revenues from the sale of spirits and wines are generally recognized when products are shipped. The Company establishes liabilities for estimated returns and allowances at the time of shipment. Accruals for customer discounts and rebates are recorded when revenues are recognized.

FOREIGN CURRENCY TRANSLATION For operations in highly inflationary economies, the U.S. dollar is utilized as the functional currency. Affiliates outside the U.S. generally use the local currency as the functional currency. For affiliates in countries considered to have a highly inflationary economy, inventories and property, plant and equipment are translated at historical exchange rates and translation effects are included in net income. The cumulative currency translation adjustment balance was $(1,098) million, $(499) million and $(427) million at June 30, 1999, 1998 and 1997, respectively.

CASH AND CASH EQUIVALENTS Cash equivalents include time deposits and highly liquid investments with original maturities of three months or less.

INVENTORIES Inventories consist principally of spirits and wines and are stated at cost, which is not in excess of market. The cost of spirits and wines inventories is determined by either the last-in, first-out (LIFO) method or the identified cost method. In accordance with industry practice, current assets include spirits and wines inventories, which are aged for varying periods of years. The cost of music, retail and home video inventories is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost. Depreciation is determined using the straight-line method based on the estimated useful lives of the assets, generally at annual rates of 2-10 percent for buildings, 4-33 percent for machinery and equipment and 2-20 percent for other assets.

GOODWILL AND INTANGIBLE ASSETS The Company has significant acquired intangible assets, including goodwill, music catalogs, artists' contracts, music publishing assets, film libraries, copyrights and trademarks. Music catalogs and artists' contracts are amortized on an accelerated basis over 14 and 20 years, respectively. From the date of acquisition, the acceleration results in 80 percent of artists' contracts being amortized within the first eight years and 50 percent of music catalogs being amortized within the first five years. Music publishing assets, film libraries and copyrights are amortized on a straight-line basis over 20 years. Goodwill is amortized on a straight-line basis over periods up to 40 years. The Company reviews the carrying value of goodwill and intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Measurement of any impairment would include a comparison of discounted estimated future operating cash flows anticipated to be generated during the remaining amortization period to the net carrying value. Music catalogs, artists' contracts, music publishing assets and copyrights includes $400 million of the cost of the 1995 Universal acquisition and approximately $2.8 billion of the cost of the December 1998 PolyGram acquisition. A film library acquired in connection with the Universal acquisition was valued at $300 million.

STOCK-BASED COMPENSATION Compensation cost attributable to stock option and similar plans is recognized based on the difference, if any, between the quoted market price of the Company's common shares on the date of grant over the exercise price of the option. The Company does not issue options at prices below market value at date of grant.

DERIVATIVE FINANCIAL INSTRUMENTS The Company enters into foreign currency and interest rate derivative contracts for the purpose of minimizing risk. The Company uses currency forwards and options to hedge firm commitments and a portion of its foreign indebtedness. In addition, the Company hedges foreign currency risk on intercompany payments and receipts through currency forwards, options and swaps which offset the exposure being hedged. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged transaction. Gains and losses on forward contracts used to hedge foreign debt and intercompany payments are recorded in the income statement in selling, general and administrative expenses. The Company uses interest rate swap and swaptions to manage net exposure to interest rate movements related to its borrowings and to lower its overall borrowing costs. Net payments or receipts are recorded as adjustments to interest expense. Interest rate instruments generally have the same life as the underlying interest rate exposure. Gains or losses on the early termination of interest rate instruments are recognized over the remaining life, if any, of the underlying exposure as an adjustment to interest expense.

COMPREHENSIVE INCOME The Company adopted Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, at July 1, 1998. As it relates to the Company, comprehensive income is defined as net income plus the sum of currency translation adjustments and unrealized holding gains/losses in equity securities, collectively other comprehensive income, and is presented in the consolidated statement of shareholders' equity.

NEW ACCOUNTING GUIDANCE

START-UP COSTS The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position
(SOP) 98-5, Reporting on the Costs of Start-Up Activities, which is effective for the Company's fiscal year beginning July 1, 1999. SOP 98-5 requires that costs of start-up activities and organization costs be expensed as incurred. The adoption of SOP 98-5 will result in a pre-tax charge of approximately $140 million, which will be accounted for as a cumulative effect of a change in accounting principle.

FINANCIAL INSTRUMENTS In June 1998, the Financial Accounting Standards Board
(FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or for forecasted transactions, deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including the future level of forecasted and actual foreign currency transactions, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. In June 1999, the FASB delayed the effective date of the standard which will now be effective for the Company's fiscal year beginning July 1, 2000. The Company is currently evaluating the impact of adopting SFAS No. 133 on its financial statements.

PROPOSED CHANGES TO FILM ACCOUNTING STANDARDS In October 1998, the AcSEC issued an exposure draft of a proposed SOP, Accounting by Producers and Distributors of Films. The proposed SOP would supersede current film accounting standards related to the recognition of revenues, costs and expenses and film cost valuation. The SOP is intended to clarify the accounting for items that currently vary in practice. The SOP is expected to result in earlier recognition of certain expenses and revised financial statement presentation and disclosure. Once effective, adoption of the proposed accounting standard would be reflected as a cumulative effect of a change in accounting principle. Since the provisions of the SOP are still being deliberated by AcSEC, and could change significantly prior to the issuance of a final standard, the Company has not determined its impact at this time.

RECLASSIFICATIONS Certain prior period amounts in the financial statements and notes have been reclassified to conform with the current year presentation.

NOTE 2  SIGNIFICANT TRANSACTIONS

ACQUISITION OF POLYGRAM

On December 10, 1998, the Company acquired 99.5 percent of the outstanding shares of PolyGram N.V. (PolyGram), a global music and entertainment company, for $8,607 million in cash and approximately 47.9 million common shares of the Company. Substantially all of the common shares were issued to Koninklijke Philips Electronics N.V., which had owned 75 percent of the PolyGram shares.
The acquisition has been accounted for under the purchase method of accounting, and accordingly the results of the operations of PolyGram are included in the results of the Company's music and filmed entertainment segments from the date of acquisition. The acquisition was financed through both short-term and long-term borrowings. Following the acquisition of PolyGram, Matsushita Electric Industrial Co., Ltd., has an approximate 8 percent ownership interest in the entities which own Universal's music, filmed entertainment and recreation and other assets.

ALLOCATION OF PURCHASE PRICE The Company has performed a purchase price study related to its acquisition of PolyGram in order to assess and allocate the purchase price among tangible and intangible assets acquired and liabilities assumed, based on fair values at the acquisition date. The final allocation of purchase price is not expected to differ significantly from the following:

MILLIONS
--------------------------------------------------------------------------------
Identifiable intangible assets                                      $   2,774
Goodwill                                                                9,476
Accrual for exit activities                                              (490)
All other, net                                                           (960)
                                                                    ---------
                                                                    $  10,800
================================================================================

INTANGIBLE ASSETS Identifiable intangible assets consist of music catalogs, artists' contracts, music publishing assets, distribution networks and customer relationships. Acquired music catalogs, artists' contracts, and music publishing assets are amortized over periods ranging from 14 to 20 years, on an accelerated basis, and other intangibles are amortized over a 40-year period, on a straight-line basis. Goodwill is the excess of purchase price over the fair value of assets acquired and liabilities assumed, and is amortized on a straight-line basis over a 40-year period.

ACCRUAL FOR EXIT ACTIVITIES In connection with the integration of PolyGram and Seagram, management developed a formal exit activity plan which was committed to by management and communicated to employees shortly after the acquisition was consummated. Accrued exit activities related to the acquired PolyGram business consist principally of facility elimination costs, contract terminations and the severance or relocation of approximately 1,700 employees, of which approximately 1,000 had been terminated at June 30, 1999.

DISPOSITION OF TROPICANA

On August 25, 1998, the Company completed the sale of Tropicana Products, Inc. and the Company's global fruit juice business (Tropicana) for approximately $3,288 million in cash, which resulted in a pre-tax gain of $1,445 million ($1,072 million after tax). Tropicana produced and marketed Tropicana, Dole and other branded fruit juices and beverages. Summarized financial information related to the discontinued Tropicana business follows:

                                                   PERIOD ENDED         FISCAL YEARS ENDED
                                                     AUGUST 25,              JUNE 30,
MILLIONS                                                   1998       1998             1997
--------------------------------------------------------------------------------------------
Revenues                                           $337               $1,986           $1,916
Cost of revenues                                    266                1,394            1,314
Selling, general and administrative expenses         68                  423              450
                                                   ------------------------------------------
Operating income                                      3                  169              152
Interest expense                                      3                   39               41
Provision for income taxes                            3                   64               54
                                                   ------------------------------------------
Income (loss) from discontinued operations         $ (3)              $   66           $   57
=============================================================================================

Interest expense above represents allocations based on the ratio of net assets of discontinued operations to consolidated net assets.

MILLIONS                                                  JUNE 30, 1998
-----------------------------------------------------------------------
Current assets                                                   $  546
Noncurrent assets                                                 1,622
                                                                 ------
                                                                 $2,168
                                                                 ======
Current liabilities                                              $  322
Noncurrent liabilities                                              112
Shareholders' equity                                              1,734
                                                                 ------
                                                                 $2,168
=======================================================================

USA TRANSACTIONS

On October 21, 1997 Universal acquired from Viacom Inc. the remaining 50 percent interest in the USA Networks partnership for $1.7 billion in cash. This purchase was in addition to Universal's original 50 percent interest in USA Networks. The acquisition was accounted for under the purchase method of accounting. The cost of the acquisition was allocated on the basis of the estimated fair market value of the assets acquired and liabilities assumed. This transaction resulted in $1.6 billion of goodwill which was being amortized over 40 years.

On February 12,1998, Universal sold its acquired 50 percent interest in USA Networks to USA Networks, Inc. (USAi) and contributed its original 50 percent interest in USA Networks, the majority of its television assets and 50 percent of the international operations of USA Networks to USANi LLC. In this transaction, Universal received $1,332 million in cash, a 10.7 percent interest in USAi and a 45.8 percent exchangeable interest in USANi LLC. Universal recognized a gross gain of $583 million, before taking into consideration the effect of the transaction, which impaired certain remaining television assets and transformed various related contractual obligations into adverse purchase commitments. The fair value of these items was determined based on expected future cash flows. The impairment losses and adverse purchase commitments arising from the transaction aggregated $223 million and were reflected in the net gain of $360 million ($222 million after tax). During 1999, $128 million of accrued costs were reversed as a result of the favorable settlement of certain contractual obligations and adverse purchase commitments. The transactions resulted in $82 million of goodwill, which is being amortized over 40 years. The investment in the 9.1 million shares of USAi common stock held by Universal at June 30,1999 is accounted for at market value ($365 million at June 30, 1999) and has an underlying historical cost of $211 million. The investment in 6.7 million shares of Class B common stock of USAi is carried at its historical cost of $136 million. The investment in the LLC is accounted for under the equity method.

PRO FORMA FINANCIAL INFORMATION

The unaudited condensed pro forma income statement data presented below assume the PolyGram acquisition, the sale of Tropicana and the USA transactions occurred at the beginning of the 1998 fiscal year. The pro forma information is not necessarily indicative of the combined results of operations of the Company that would have occurred if the transactions had occurred on the date previously indicated, nor is it necessarily indicative of future operating results of the Company.

PRO FORMA INCOME STATEMENT

                                                     FISCAL YEARS ENDED JUNE 30,
MILLIONS, EXCEPT PER SHARE AMOUNTS                   1999             1998
--------------------------------------------------------------------------------
Revenues                                             $15,344          $14,587
Net income (loss)                                    $  (208)         $   447

EARNINGS (LOSS) PER SHARE
Basic                                                $  (.52)         $  1.12
Diluted                                              $  (.52)         $  1.11
================================================================================

OTHER TRANSACTIONS

TIME WARNER SHARES On February 5,1998, the Company sold 15 million shares of Time Warner common stock for pre-tax proceeds of $958 million. On May 27,1998, the Company sold its remaining 11.8 million shares of Time Warner common stock for pre-tax proceeds of $905 million. The aggregate gain on the sale of the shares was $926 million ($602 million after tax). On May 28,1997, the Company sold 30 million shares of Time Warner common stock for pre-tax proceeds of $1.39 billion. The gain on the sale of the shares in the fiscal year ended June 30, 1997, was $154 million ($100 million after tax) in accordance with the specific identification method.

PUBLISHING GROUP On December 16, 1996, the Company sold its book publishing unit, The Putnam Berkley Group, Inc. (Putnam). Proceeds from the sale were $330 million, resulting in a $64 million pre-tax gain on the disposition. There was no after-tax gain or loss due to the write-off of non-tax-deductible goodwill associated with Putnam. The operating results of Putnam through December 16,1996 are included in operating income.

DUPONT EQUITY WARRANTS On July 24, 1996, the Company sold 156 million equity warrants of E.I. du Pont de Nemours and Company (DuPont) to DuPont for $500 million in cash. The after-tax net proceeds were $479 million and the gain on the sale of the warrants was $60 million ($39 million after tax) and is included in interest, net and other in the fiscal year ended June 30,1997.

NOTE 3  RESTRUCTURING CHARGE

Management developed and committed to a formal plan that was communicated to employees to restructure its music and filmed entertainment operations after the acquisition of PolyGram. This plan resulted in a 1999 pre-tax restructuring charge of $405 million. The charge related entirely to the Company's existing global music and film production, financial, marketing and distribution operations and includes severance, elimination of duplicate facilities and labels, termination of artists' and distribution contracts and costs related to exiting film production arrangements and properties in development. The major components of the charge are:

                                                               FILMED
MILLIONS                                       MUSIC    ENTERTAINMENT     TOTAL
--------------------------------------------------------------------------------
Severance and other employee-related costs     $111          $15           $126
Facilities and labels                           124            4            128
Contract termination and other costs             78           73            151
                                               -------------------------------
                                               $313          $92           $405
================================================================================

The severance and other employee-related costs provide for a reduction of approximately 1,200 employees worldwide related to facility closures, duplicate position eliminations and streamlining of operations related to cost reduction initiatives. The facilities and labels elimination costs provide for domestic and international lease and label terminations and the write-off of the net book value of furniture, fixtures and equipment and leasehold improvements for vacated properties. The costs of contract terminations are comprised primarily of artists' contracts, distribution contracts, story property commitments and filmed entertainment term deals. The cash and non-cash elements of the restructuring charge approximate $318 million and $87 million, respectively. The utilization of the restructuring charge to date follows:

                                              ORIGINAL        UTILIZED          BALANCE AT
MILLIONS                                      ACCRUAL      CASH   NON-CASH    JUNE 30, 1999
-------------------------------------------------------------------------------------------
Severance and other employee-related costs     $126        $ 42      $  3        $  81
Facilities and labels                           128           4        13          111
Contract termination and other costs            151          30         9          112
                                               --------------------------------------------
                                               $405        $ 76      $ 25        $ 304
===========================================================================================

As part of the restructuring initiative, approximately 600 employees have separated from the Company as of June 30,1999. The Company anticipates that all restructuring activities will be substantially completed by June 30, 2000.

NOTE 4  INVESTMENTS

The Company's investments consist of:

MILLIONS                                     JUNE 30, 1999         JUNE 30, 1998
--------------------------------------------------------------------------------
Equity method investments:
   USANi LLC                                    $2,329                $1,960
   Other                                         1,710                 1,477
                                                ------                ------
                                                 4,039                 3,437
                                                ------                ------

Cost and fair-value investments:
   DuPont                                        1,123                 1,228
   USAi common stock                               365                   178
   USAi Class B common stock                       136                   128
                                                ------                ------
                                                 1,624                 1,534
                                                ------                ------
Total investments                               $5,663                $4,971
================================================================================

EQUITY METHOD INVESTMENTS The Company has a number of investments in unconsolidated companies which are 50 percent or less owned or controlled, which are accounted for using the equity method. The most significant of these is USANi LLC, which is part of our filmed entertainment business and is engaged in network and first run syndication television production, domestic distribution of its and Universal's television production and operation of the USA Network and SCI FI Channel cable networks (49 percent equity interest). Other filmed entertainment equity investments include Loews Cineplex Entertainment Corporation, primarily engaged in theatrical exhibition of motion pictures in the U.S. and Canada (26 percent owned); Cinema International Corporation and United Cinemas International, both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49 percent owned). Significant investments in the recreation and other business include Universal City Florida Partners, which owns Universal Studios Florida, a motion picture and television themed tourist attraction and production facility in Orlando, Florida (50 percent owned); Universal City Development Partners, which owns Universal Studios Islands of Adventure, an additional themed tourist attraction developed on land adjacent to Universal Studios Florida and Universal Studios CityWalk Orlando, a dining, retailing and entertainment complex (50 percent owned); USJ Co., Ltd., which has begun development of a motion picture themed tourist attraction, Universal Studios Japan, and owns commercial real estate in Osaka, Japan (24 percent owned); Universal Studios Port Aventura, a theme park located in Spain (37 percent owned); SEGA GameWorks LLC, which designs, develops and operates location-based entertainment centers (27 percent owned); and Interplay Entertainment Corp., an entertainment software developer (26 percent owned). In the music business, significant equity investments include GetMusic, an online music alliance designed to create Internet sites that promote and sell music; Universal Concerts Canada and Universal/PACE Amphitheaters Group, L.P. The spirits and wine business has an investment in Kirin-Seagram Limited, engaged in the manufacture, sale and distribution of distilled beverage alcohol and wines in Japan (49 percent owned).

      Summarized financial information for the Company's investments in unconsolidated companies, derived from unaudited historical financial results, follows:

SUMMARIZED BALANCE SHEET INFORMATION

MILLIONS                                   JUNE 30, 1999           JUNE 30, 1998
--------------------------------------------------------------------------------
Current assets                                $ 1,897                 $ 1,651
Noncurrent assets                              11,928                  10,415
                                              -------                 -------
Total assets                                  $13,825                 $12,066
                                              -------                 -------
Current liabilities                           $ 1,991                 $ 1,718
Noncurrent liabilities                          3,883                   3,738
Equity                                          7,951                   6,610
                                              -------                 -------
Total liabilities and equity                  $13,825                 $12,066
                                              -------                 -------
Proportionate share of net assets
   of unconsolidated companies                $ 3,691                 $ 2,884
================================================================================

Approximately $700 million of the cost of the 1995 Universal acquisition was allocated to goodwill related to investments in unconsolidated companies and is being amortized on a straight-line basis over 40 years.

SUMMARIZED STATEMENT OF OPERATIONS

                                                FISCAL YEARS ENDED JUNE 30,
MILLIONS                                     1999          1998           1997
--------------------------------------------------------------------------------
Revenues                                     $5,294        $4,561        $4,782
Earnings before interest and taxes           $  351        $  366        $  351
Net income                                   $  314        $  173        $  229
================================================================================

The equity earnings (losses) of unconsolidated companies in the consolidated statement of income includes goodwill amortization related to unconsolidated companies of $35 million, $81 million and $62 million for the fiscal years ended June 30, 1999, 1998 and 1997, respectively, principally in the filmed entertainment and recreation and other segments. Additionally, operating income for the fiscal year ended June 30, 1998 includes $76 million of income from USA Networks for the period from October 21, 1997 to February 12, 1998 when the Company owned 100 percent of USA Networks as described in Note 2.

COST AND FAIR-VALUE INVESTMENTS

DUPONT At June 30, 1999, the Company owned 16.4 million shares of the outstanding common stock of DuPont. The Company accounts for the investment at market value which was $1,123 million at June 30, 1999. The underlying historical book value of the DuPont shares is $187 million, which represents the historical cost of the shares plus unremitted earnings related to those shares.

USAi At June 30, 1999, the Company owned 9.1 million shares of the outstanding common stock of USAi. The investment, which is accounted for at market value ($365 million at June 30, 1999), has an underlying cost of $211 million. At June 30, 1999, the Company also owned 6.7 million shares of USAi Class B common stock which is carried at its historical cost of $136 million.

NOTE 5   LONG-TERM DEBT AND CREDIT ARRANGEMENTS

LONG-TERM DEBT

MILLIONS                                                           JUNE 30, 1999   JUNE 30, 1998
---------------------------------------------------------------------------------------------------
9% Debentures due 1998 (C$200 million) (1)                            $   --         $   156
Unsecured term bank loans, due 1998 to 1999,
  with a weighted average interest rate of 4.81%                          --             155
6.5% Debentures due 2003                                                 200             200
8.35% Debentures due 2006                                                200             200
8.35% Debentures due 2022                                                200             199
6.875% Debentures due 2023                                               200             200
6% Swiss Franc Bonds due 2085 (SF 250 million)                           162             164
7.5% Adjustable Conversion-rate Equity Security Units (2)                927              --
Other                                                                    208             158
                                                                      ------          ------
                                                                       2,097           1,432
                                                                      ------          ------
Joseph E. Seagram & Sons, Inc., guaranteed by Company:
  5.79% Senior Notes due 2001                                            250              --
  6.25% Senior Notes due 2001                                            600              --
  6.4% Senior Notes due 2003                                             400              --
  6.625% Senior Notes due 2005                                           475              --
  8.375% Debentures due 2007                                             200             200
  7% Debentures due 2008                                                 200             200
  6.8% Senior Notes due 2008                                             450              --
  8.875% Debentures due 2011                                             223             223
  9.65% Debentures due 2018                                              249             249
  7.5% Senior Debentures due 2018                                        875              --
  9% Debentures due 2021                                                 198             198
  7.6% Senior Debentures due 2028                                        700              --
  8% Senior Quarterly Income Debt Securities due 2038 (QUIDS)            550              --
  Liquid Yield Option Notes (LYONs) (3)                                    9               9
                                                                      ------          ------
                                                                       5,379           1,079
                                                                      ------          ------
                                                                       7,476           2,511
Current portion of long-term debt                                         (8)           (286)
                                                                      ------          ------
                                                                      $7,468          $2,225
--------------------------------------------------------------------------------------------

(1) All principal and interest payments for these 9% Debentures were converted at issuance through a series of currency exchange contracts from Canadian dollars to U.S. dollars with an effective interest rate of 7.7%.

(2) In June 1999, the Company issued 18,500,000 units of the 7.5% Adjustable Conversion-rate Equity Security Units at a stated price of $50.125 for an aggregate initial offering price of $927 million. Each unit consists of a contract to purchase common shares of the Company and a subordinated deferrable note of its subsidiary, Joseph E. Seagram & Sons, Inc., that is guaranteed by the Company. Under the purchase contracts, on June 21, 2002, the unit holders will purchase for $50.125 not more than one and not less than 0.8333 of one share of the Company's common shares per unit, depending on the average trading price of the common shares during a specified trading period in June 2002. The junior subordinated deferrable notes have a principal amount equal to the stated amount of the units and an interest rate of 7.62%. The interest rate on the note is subject to adjustment at March 21, 2002 and the note matures on June 21, 2004. The holders of the units are required to pay contract fees to the Company at an annual rate of .12%. These payments will be funded out of payments made in respect of the notes so that the net distributions on the notes will be 7.5%.

(3) LYONs are zero coupon notes with no interest payments due until maturity on March 5, 2006. Each $1,000 face amount LYON may be converted, at the option of the holder, into 18.44 of the Company's common shares (276,474 shares at June 30, 1999). The Company has guaranteed the LYONs on a subordinated basis.

The Company's unused lines of credit totaled $7.6 billion and have varying terms of up to three years. At June 30, 1999, short-term borrowings comprised $1,045 million of bank borrowings bearing interest at market rates.

    Interest expense on long-term debt was $380 million, $226 million and $218 million in the fiscal years ended June 30, 1999, 1998 and 1997, respectively. Annual repayments and redemptions of long-term debt for the five fiscal years subsequent to June 30, 1999 are: 2000 - $8 million; 2001 - $257 million; 2002 -$666 million; 2003 - $200 million; and 2004 - $1,327 million.

    Summarized financial information for JES and its subsidiaries is presented below. Separate financial statements and other disclosures related to JES are not provided because management has determined that such information does not provide additional meaningful information to holders of JES debt securities.


                                                    FISCAL YEARS ENDED JUNE 30,

MILLIONS                                             1999      1998      1997
--------------------------------------------------------------------------------
Revenues                                             $2,242    $2,144    $2,114
Cost of revenues                                     $1,390    $1,356    $1,320
Income (loss) from continuing operations             $   (8)   $   (8)   $   76
Discontinued Tropicana operations                        --       (17)       11
                                                     ------    ------    ------
Net Income (loss)                                    $   (8)   $  (25)   $   87
--------------------------------------------------------------------------------

                                                              June 30,   June 30
                                                                1999      1998
--------------------------------------------------------------------------------
Current assets                                                 $ 1,674   $ 1,821
Noncurrent assets                                               18,602    12,201
                                                               -------   -------
                                                               $20,276   $14,022
                                                               -------   -------
Current liabilities                                            $ 1,099   $   843
Noncurrent liabilities                                          10,014     3,922
Shareholders' equity                                             9,163     9,257
                                                               -------   -------
                                                               $20,276   $14,022
--------------------------------------------------------------------------------

NOTE 6        FINANCIAL INSTRUMENTS
The carrying value of cash, cash equivalents, receivables, short-term borrowings, current portion of long-term debt and payables approximate fair value because maturities are less than one year in duration. The Company's remaining financial instruments consisted of the following:

                                                                       ASSET (LIABILITY)
                                                             JUNE 30, 1999                         JUNE 30, 1998
                                                       CARRYING VALUE    FAIR VALUE       CARRYING VALUE    FAIR VALUE
----------------------------------------------------------------------------------------------------------------------
NONDERIVATIVES
Investments (Note 4)                                   $   398           $ 1,488          $   329           $ 1,406
Long-term debt                                         $(7,468)          $(7,600)         $(2,225)          $(2,477)

DERIVATIVES HELD FOR PURPOSES OTHER THAN TRADING
Foreign exchange forwards                              $    --           $    50          $    --           $     1
Foreign exchange options                                    --                --              169                49
Interest rate swaps                                         --                13               --                --
                                                       -------           -------          -------           -------
                                                       $    --           $    63          $   169           $    50
 ----------------------------------------------------------------------------------------------------------------------

Fair value of investments was determined based on quoted market value of these securities as traded on stock exchanges. Fair value of long-term debt was estimated using quoted market prices for similar issues. The fair value for foreign exchange and interest rate instruments was based on market prices as quoted from financial institutions.

The Company, as the result of its global operating and financing activities, is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and costs associated with such activities, the Company manages the impact of interest rate changes and foreign currency changes on earnings and cash flows by entering into derivative contracts. The Company does not use derivative financial instruments for trading or speculative purposes.

At June 30, 1999, the Company held interest rate swap contracts that had notional amounts of $500 million (none at June 30, 1998). These swap agreements expire in one to two years.

At June 30, 1999, the Company held foreign currency forward contracts and options to purchase and sell foreign currencies, including cross-currency contracts and options to sell one foreign currency for another currency, with notional amounts totaling $4,539 million ($7,309 million at June 30, 1998). The forward contracts and options are used to hedge the exchange rate exposure to foreign currency intercompany payments and receipts. The payments and receipts are principally related to intercompany sales, royalties, licenses and service fees. These derivatives have varying maturities not exceeding two years. The principal currencies hedged are the euro, British pound, Canadian dollar, Australian dollar and Japanese yen.

The Company minimizes its credit exposure to counter-parties by entering into contracts only with highly-rated commercial banks or financial institutions and by distributing the transactions among the selected institutions. Although the Company's credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and that such losses, if any, would not be material. The market risk related to the foreign exchange agreements should be offset by changes in the valuation of the underlying items being hedged.

NOTE 7     Common Shares, Earnings Per Share and Stock Options

The Company is authorized to issue an unlimited number of common and preferred shares without nominal or par value. At June 30, 1999, 37,857,938 common shares were potentially issuable upon the conversion of the LYONs, the exercise of employee stock options and the conversion of deferred share units. Basic net income per share was based on the following weighted average number of shares outstanding during the fiscal years ended June 30,1999 -- 378,193,043; June 30, 1998 -- 349,874,259; and June 30,1997 -- 369,682,224. Diluted net income per share was based on the following weighted average number of shares outstanding during the fiscal years ended June 30, 1998 -- 353,604,553; and June 30, 1997 -- 374,268,746. Average shares of 4,933,249 were not included in the computation of 1999 diluted net income per share because to do so would have been anti-dilutive.

STOCK OPTION PLANS

Under the Company's employee stock option plans, options may be granted to purchase the Company's common shares at not less than the fair market value of the shares on the date of the grant. Currently outstanding options become exercisable one to five years from the grant date and expire ten years after the grant date.

The Company has adopted FAS 123, Accounting for Stock-Based Compensation. In accordance with the provisions of FAS 123, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans utilizing the methodology prescribed by FAS 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below:

                                                      FISCAL YEARS ENDED JUNE 30,
MILLIONS, EXCEPT PER SHARE AMOUNTS                       1999      1998        1997
-----------------------------------------------------------------------------------
Net income:
  As reported                                         $  686     $  946      $  502
  FAS 123 pro forma                                      622        892         469

Basic earnings per common share:
  As reported                                         $ 1.81     $ 2.70      $ 1.36
  FAS 123 pro forma                                     1.64       2.55        1.27

Diluted earnings per common share:
  As reported                                         $ 1.81     $ 2.68      $ 1.35
  FAS 123 pro forma                                     1.64       2.52        1.26
===================================================================================

These pro forma amounts may not be representative of future disclosures. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30, 1999, June 30, 1998 and June 30, 1997, respectively: dividend yields of 1.5, 1.8 and 1.6 percent; expected volatility of 30, 25 and 24 percent; risk-free interest rates of 5.1, 5.6 and
6.7 percent; and expected life of six years for all periods. The weighted average fair value of options granted during the fiscal years ended June 30,1999, June 30,1998 and June 30, 1997 for which the exercise price equals the market price on the grant date was $15.25, $10.92 and $12.18, respectively. The weighted average fair value of options granted during the fiscal year ended June 30, 1998 for which the exercise price exceeded the market price on the grant date was $7.44.

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

Transactions involving stock options are summarized as follows:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                                  EXERCISE PRICE
                                    STOCK OPTIONS                     OF OPTIONS
                                      OUTSTANDING                    OUTSTANDING
--------------------------------------------------------------------------------
BALANCE, JUNE 30,1996               29,086,238                          $  29.33
Granted                              7,366,978                             38.97
Exercised                           (3,242,766)                            25.93
Cancelled                             (249,324)                            33.02
                                    --------------------------------------------


BALANCE, JUNE 30,1997               32,961,126                             31.79
Granted                              8,160,909                             38.32
Exercised                           (2,751,832)                            26.14
Cancelled                             (752,284)                            38.53
                                    --------------------------------------------

BALANCE, JUNE 30,1998               37,617,919                             33.49
Granted                             11,674,558                             45.40
Exercised                           (8,489,374)                            31.50
Cancelled                           (3,234,811)                            34.79
                                    --------------------------------------------

BALANCE, JUNE 30, 1999              37,568,292                             37.53
================================================================================

The following table summarizes information concerning currently outstanding and exercisable stock options:

                                             WEIGHTED
                                              AVERAGE          WEIGHTED                   WEIGHTED
                                            REMAINING           AVERAGE                    AVERAGE
RANGE OF                   NUMBER         CONTRACTUAL          EXERCISE         NUMBER    EXERCISE
EXERCISE PRICES       OUTSTANDING                LIFE             PRICE    EXERCISABLE       PRICE
--------------------------------------------------------------------------------------------------
under $20                  621,347                0.7          $  19.44        621,347    $  19.44
$20 - $30                6,746,946                3.6             27.12      6,616,946       27.10
$30 - $40               22,002,489                7.5             35.66     12,827,685       34.66
$40 - $50                5,534,185                9.5             47.77        205,235       46.79
$50 - $60                2,663,325                9.6             57.54        100,000       52.28
                        ----------                                          ----------
                        37,568,292                                          20,371,213
==================================================================================================


NOTE 8   Income Taxes

The following tables summarize the sources of pre-tax income and the resulting income tax expense:

GEOGRAPHIC COMPONENTS OF PRE-TAX INCOME

                                                               FISCAL YEARS ENDED JUNE 30,
MILLIONS                                                       1999         1998         1997
---------------------------------------------------------------------------------------------
U.S.                                                           $ (545)   $  1,192       $ 136
Canada                                                             39          51          77
Other jurisdictions                                               (73)        368         513
                                                               ------------------------------
Income (loss) from continuing operations, before tax             (579)      1,611         726
Discontinued Tropicana operations                               1,445         130         111
                                                               ------------------------------
Income before tax                                              $  866    $  1,741       $ 837
=============================================================================================

COMPONENTS OF INCOME TAX EXPENSE

                                                                FISCAL YEARS ENDED JUNE 30,
                                                             1999           1998           1997
                                                             ----           ----           ----
MILLIONS
Income tax expense (benefit) applicable to:
Continuing operations                                       $ (33)          $638           $331
Discontinued Tropicana operations                             376             64             54
                                                            -----           ----           ----
Total income tax expense                                    $ 343           $702           $385
                                                             ====           ====           ====

Current
    Continuing operations
       Federal                                              $(256)          $134           $184
       State and local                                          3            (20)            35
       Other jurisdictions                                    128             77            165
                                                            -----           ----           ----
                                                             (125)           191            384
Discontinued Tropicana operations                             376             58             53
                                                            -----           ----           ----
                                                              251            249            437
                                                            -----           ----           ----
Deferred
    Continuing operations
       Federal                                                130            351            (25)
       State and local                                          2             34            (19)
       Other jurisdictions                                    (40)            62             (9)
                                                            -----           ----           ----
                                                               92            447            (53)
Discontinued Tropicana operations                              --              6              1
                                                            -----           ----           ----
                                                               92            453            (52)
                                                            -----           ----           ----
Total income tax expense                                    $ 343           $702           $385
                                                            =====           ====           ====

COMPONENTS OF NET DEFERRED TAX LIABILITY

                                                                      JUNE 30, 1999            JUNE 30, 1998
MILLIONS
Basis and amortization differences                                       $ 1,016                  $  572
DuPont share redemption                                                    1,540                   1,540
DuPont and USAi investments                                                  613                     516
Unremitted foreign earnings                                                   89                      94
Advances                                                                      49                      --
Other, net                                                                   144                      80
                                                                         -------                  ------
Deferred tax liabilities                                                   3,451                   2,802
                                                                         -------                  ------
Deferred revenue                                                             (37)                    (60)
Employee benefits                                                           (114)                    (28)
Tax credit and net operating loss carryovers                                (256)                    (60)
Valuation, doubtful accounts and return reserves                            (259)                   (234)
Other, net                                                                  (660)                   (136)
                                                                         -------                  ------
Deferred tax assets                                                       (1,326)                   (518)
Valuation allowance                                                           82                      32
                                                                         -------                  ------

                                                                          (1,244)                   (486)
                                                                         -------                  ------
Net deferred tax liability                                               $ 2,207                  $2,316
                                                                         =======                  ======

The Company has U.S. tax credit carryovers of $32 million, $13 million of which have no expiration date and $19 million of which have expiration dates through 2009. In addition, the Company has approximately $721 million of net operating loss carryovers, $209 million of which have no expiration date and $512 million of which have expiration dates through 2018. A portion of the valuation allowance arises from uncertainty as to the realization of certain of these tax credit and net operating loss carryovers. If realized, these benefits would be applied to reduce the unallocated purchase price.

     Deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Provision is made for income taxes, which may be payable on foreign subsidiary earnings to the extent that the Company anticipates that they will be remitted. Unremitted earnings of foreign subsidiaries which have been, or are intended to be, permanently reinvested and for which no income tax has been provided, approximated $6,400 million at June 30,1999. It is not practicable to estimate the additional tax that would be incurred, if any, if these amounts were repatriated.

EFFECTIVE INCOME TAX RATE -- CONTINUING OPERATIONS

                                                                FISCAL YEARS ENDED JUNE 30,
                                                             1999           1998           1997
                                                             ----           ----           ----
U.S. statutory rate                                           (35)%          35%            35%
Goodwill amortization                                          11             1              8
Equity income                                                  10            --              6
Foreign tax at other than U.S. statutory rate                   5             4             (4)
State and local                                                --             1              2
Other                                                           3            (1)            (1)
                                                              ----          ----           ----
Effective income tax rate -- continuing operations             (6)%          40%            46%
                                                              ====          ====           ====

Various taxation authorities have proposed or levied assessments for additional income taxes of prior years. Management believes that settlements will not have a material effect on the results of operations, financial position or liquidity of the company.

NOTE 9     Benefit Plans

The FASB issued SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, in February 1998. The new standard does not change the measurement or recognition of costs for pensions or other postretirement plans. It standardizes disclosures and eliminates those that are no longer useful. The information provided below has been presented under the requirements of the new standard.

     Retirement pensions are provided for substantially all of the Company's employees through defined benefit or defined contribution plans sponsored by the Company or unions representing employees. For Company-sponsored defined benefit plans, pension expense and plan contributions are determined by independent consulting actuaries. The funding policy for tax-qualified pension plans is consistent with statutory funding requirements and regulations. Contributions to defined contribution plans are funded and expensed currently. Postretirement health care and life insurance are provided to a majority of nonunion employees in the U.S. Eligibility for benefits is based upon retirement, age and completion of a specified number of years of service. Postemployment programs, principally severance, are provided for the majority of nonunion employees. The cost of these programs is accrued based on actuarial studies. There is no advance funding for postretirement or postemployment benefits.

    The following tables pertain to the Company's defined benefit pension or postretirement plans principally in the U.S., the U.K., Canada, France, Germany and Japan, and provide reconciliations of the changes in benefit obligations, fair value of plan assets and funded status for the two-year period ending June 30, 1999:

                                                             PENSION BENEFITS                POSTRETIREMENT BENEFITS
MILLIONS                                                      1999             1998               1999             1998
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $  1,070         $    946           $    172         $    157
Service cost                                                    48               25                  2                2
Interest cost                                                   81               70                 12               11
Plan amendments and acquisitions                               220                2                  5               --
Actuarial loss, net                                             21               92                  1               12
Benefits paid                                                  (81)             (67)               (10)             (10)
Translation                                                    (20)               2                 --               --
                                                          -------------------------------------------------------------
Benefit obligation at end of year                         $  1,339         $  1,070           $    182         $    172
                                                          =============================================================
FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at beginning of year            $  1,271         $  1,091           $     --         $     --
Actual return on plan assets                                   127              226                 --               --
Acquisition                                                     45               --                 --               --
Contributions                                                   15               18                 10               10
Benefits paid                                                  (80)             (65)               (10)             (10)
Translation                                                    (13)               1                 --               --
                                                          -------------------------------------------------------------
Fair value of plan assets at end of year                  $  1,365         $  1,271           $     --         $     --
                                                          =============================================================

FUNDED STATUS
Funded status at end of year                              $     26         $    201           $   (182)        $   (172)
Unrecognized actuarial gain                                   (203)            (202)                (3)              (3)
Unrecognized prior service cost                                 15               16                (16)             (19)
Unrecognized net transition obligation                           4                1                 --               --
                                                          -------------------------------------------------------------
Accrued pension asset (liability)                         $   (158)        $     16           $   (201)        $   (194)
                                                          =============================================================

________________________________________________________________________________________________________________________


Amounts recognized in the Company's consolidated balance sheet at June 30 consist of:

                                                             PENSION BENEFITS                POSTRETIREMENT BENEFITS
MILLIONS                                                      1999             1998               1999             1998
-----------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                      $    181          $   147            $    --          $    --
Accrued benefit liability                                     (339)            (131)              (201)            (194)
                                                          --------------------------------------------------------------
Net asset (liability) recognized                          $   (158)         $    16            $  (201)         $  (194)
                                                          -------------------------------------------------------------
________________________________________________________________________________________________________________________

Net periodic pension and other postretirement benefit costs for the fiscal years ended June 30 include the following components:


                                                         PENSION BENEFITS                        POSTRETIREMENT BENEFITS
MILLIONS                                         1999          1998          1997           1999            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                  $    48      $     25      $     21       $      2        $      2       $      2
Interest cost                                      81            70            69             12              11             11
Expected return on plan assets                   (116)         (107)          (91)            --              --             --
Amortization of prior service costs                 3             3             3             (3)             (3)            (3)
Amortization of actuarial gains                    (6)           (6)           (1)            --              (1)            --
                                              ---------------------------------------------------------------------------------
Net benefit cost (credit)                     $    10      $    (15)     $      1       $     11        $      9       $     10
===============================================================================================================================

The weighted average rates and assumptions utilized in accounting for these plans for the fiscal years ended June 30 were:

                                                         PENSION BENEFITS                        POSTRETIREMENT BENEFITS
                                                 1999          1998          1997           1999            1998           1997
-------------------------------------------------------------------------------------------------------------------------------
Discount rate                                     7.3%          7.0%          7.8%           7.3%            7.0%           7.8%
Expected return on plan assets                   10.0%         10.8%         10.8%            --              --             --
Rate of compensation increase                     4.5%          4.3%          5.0%           4.5%            4.3%           5.0%
===============================================================================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $218 million, $196 million and $15 million, respectively as of June 30, 1999, and $50 million, $44 million and $4 million, respectively as of June 30,1998.

     For postretirement benefit measurement purposes, the Company assumed growth in the per capita cost of covered health care benefits (the health care cost trend rate) would gradually decline from 8.75 percent and 7.75 percent, in the pre-age 65 and post-age 65 categories, respectively in 1997 to 6 percent and 5 percent, pre-age 65 and post-age 65, respectively in 2002. In fiscal 1999, a one-percentage-point increase in this annual trend rate would have increased the postretirement benefit obligation by $8 million and the pre-tax expense by $1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the postretirement benefit obligation by $7 million and the pre-tax expense by $1 million.

     During 1999, the Company amended the pension plan for certain U.S. employees from a final pay plan to a cash balance pension plan. Under the new plan, participants accrue benefits based on a percentage of pay plus interest. The new cash balance plan allows lump sum benefit payments in addition to annuities. This change did not have a significant impact on the Company's net periodic pension costs for the fiscal year ended June 30, 1999.

NOTE 10    Business Segment and Geographic Data

BUSINESS SEGMENT DATA

In 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the industry segment approach with the management approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas and major customers. The prior year's segment information has been restated to present the Company's four reportable segments: music, filmed entertainment, recreation and other, and spirits and wine. Each of these reportable segments is a strategic business unit that offers different products and services that are marketed through different channels. They are managed separately because of their unique customers, technology, marketing and distribution requirements. The adoption of FAS 131 had no impact on the results of operations or financial position.

     The Company evaluates the performance of its segments and allocates resources to them based on several performance measures, including earnings before interest, taxes, depreciation and amortization from consolidated companies (EBITDA). While not a standard measurement under GAAP, the Company believes EBITDA is an appropriate measure of operating performance, given the goodwill associated with the Company's acquisitions. However, EBITDA could be defined differently by other companies and should be considered in addition to, not as a substitute for, other measures of financial performance including revenues and operating income. There are no intersegment revenues; however, corporate headquarters allocates a portion of its costs to each of its operating segments. The Company does not allocate interest income, interest expense, income taxes or unusual items to segments.


                                              FILMED      RECREATION     SPIRITS
MILLIONS                          MUSIC    ENTERTAINMENT  AND OTHER     AND WINE   CORPORATE      TOTAL
---------------------------------------------------------------------------------------------------------
JUNE 30,1999
Revenues                        $ 3,751       $2,931       $  818        $4,812      $   --       $12,312
EBITDA                          $   347       $ (136)      $  133        $  684      $   --       $ 1,028
Depreciation and amortization      (473)         (70)         (88)         (132)        (10)         (773)
Corporate expenses                   --           --           --            --        (100)         (100)
Restructuring charge               (313)         (92)          --            --          --          (405)
                                 -------------------------------------------------------------------------
Operating income (loss)         $  (439)      $ (298)      $   45        $  552      $ (110)      $  (250)
                                 -------------------------------------------------------------------------
Segment assets                  $16,392       $7,735       $3,029        $5,165      $2,690(1)    $35,011
Equity method investments       $    26       $2,810       $1,151        $   52      $   --       $ 4,039
Capital expenditures            $   135       $  134       $  134        $  128      $   --       $   531
                                ==========================================================================
JUNE 30,1998
Revenues                        $ 1,461       $2,793       $  695        $4,525      $   --       $ 9,474
EBITDA                          $    84       $  316       $   99        $  583      $   --       $ 1,082
Depreciation and amortization      (128)         (87)         (75)         (119)         (7)         (416)
Corporate expenses                   --           --           --            --        (113)         (113)
                                 -------------------------------------------------------------------------
Operating income (loss)         $   (44)      $  229       $   24        $  464      $ (120)      $   553
                                 -------------------------------------------------------------------------
Segment assets                  $ 2,902       $6,638       $3,044        $5,594      $4,001(2)    $22,179
Equity method investments       $    24       $2,431       $  961        $   21      $   --       $ 3,437
Capital expenditures            $    31       $   94       $  115        $  170      $   --       $   410
                                 =========================================================================
JUNE 30,1997
Revenues                        $ 1,427       $3,168       $  889        $4,870      $   --       $10,354
EBITDA                          $    76       $  218       $  102        $  786      $   --       $ 1,182
Depreciation and amortization      (134)         (61)         (71)         (123)         (4)         (393)
Corporate expenses                   --           --           --            --        (134)         (134)
Gain on sale of Putnam               --           --           64            --          --            64
                                 -------------------------------------------------------------------------
Operating income (loss)         $   (58)      $  157       $   95        $  663      $ (138)      $   719
                                 -------------------------------------------------------------------------
Segment assets                  $ 2,679       $4,825       $3,082        $5,290      $4,571(3)    $20,447
Equity method investments       $    13       $1,213       $  811        $   60      $   --       $ 2,097
Capital expenditures            $    47       $   44       $  115        $  187      $   --       $   393

==========================================================================================================

(1) Comprised of corporate assets not identifiable with reported segments ($1,567) and DuPont holdings ($1,123).

(2) Comprised of corporate assets not identifiable with reported segments ($1,039), DuPont holdings ($1,228) and net assets of discontinued Tropicana operations ($1,734).

(3) Comprised of corporate assets not identifiable with reported segments ($512), DuPont holdings ($1,034), Time Warner holdings ($1,291) and net assets of discontinued Tropicana operations ($1,734).

GEOGRAPHIC DATA

The following table presents revenues and long-lived assets by geographic area for the 1999, 1998 and 1997 fiscal years. Revenues are classified based upon the location of the customer. In addition to Canada, the Company's country of domicile, individual countries are specified if revenues or long-lived assets exceed 10 percent of the total.

                                                                   LONG-LIVED
MILLIONS                                                REVENUES       ASSETS
-----------------------------------------------------------------------------
JUNE 30, 1999
United States                                          $ 5,917        $15,093
United Kingdom                                           1,277          1,905
Canada                                                     325            456
Other countries                                          4,793          8,676
                                                       -------        -------
                                                       $12,312        $26,130
JUNE 30, 1998                                          -------        -------
United States                                          $ 4,977        $13,340
United Kingdom                                             769            611
Canada                                                     285             58
Other countries                                          3,443          1,199
                                                       -------        -------
                                                       $ 9,474        $15,208
                                                       -------        -------

JUNE 30, 1997
United States                                          $ 5,308        $12,557
United Kingdom                                             772            575
Canada                                                     287             55
Other countries                                          3,987          1,129
                                                       -------        -------
                                                       $10,354        $14,316
================================================================================

NOTE 11      Additional Financial Information

INCOME STATEMENT AND CASH FLOW DATA

                                                   FISCAL YEARS ENDED JUNE 30,
MILLIONS                                          1999        1998         1997
--------------------------------------------------------------------------------
INTEREST, NET AND OTHER
Interest expense                               $ 592        $318        $285
Interest income                                 (109)        (59)        (34)
Dividend income                                  (23)        (27)        (40)
Capitalized interest                              (3)         (4)         (4)
Gain on sale of DuPont warrants                   --          --         (60)
                                               -----       -----       -----
                                               $ 457        $228        $147
                                               -----       -----       -----

EXCISE TAXES
(included in revenues and cost of revenues)     $865        $726        $748

CASH FLOW DATA
Interest paid, net                              $643        $265        $252
Income taxes paid                               $471        $144        $ 85
================================================================================

BALANCE SHEET DATA

MILLIONS                                                  JUNE 30, 1999          JUNE 30, 1998
----------------------------------------------------------------------------------------------
RECEIVABLES
Trade                                                        $    3,227             $    1,994
Other                                                               432                    487
                                                             ---------------------------------
                                                                  3,659                  2,481
Allowance for doubtful accounts
   and other valuation accounts                                    (674)                  (326)
                                                             ---------------------------------
                                                             $    2,985             $    2,155
                                                             =================================
INVENTORIES
Beverages                                                    $    2,233             $    2,239
Materials, supplies and other                                       394                    316
                                                             ---------------------------------
                                                             $    2,627             $    2,555
                                                             =================================

LIFO INVENTORIES
Estimated replacement cost                                   $      395             $      356
Excess of replacement cost over
  LIFO carrying value                                              (187)                  (173)
                                                             ---------------------------------
                                                             $      208             $      183
                                                             =================================
OTHER CURRENT ASSETS
Film costs, net of amortization                              $      356             $      175
Music catalogs, artists' contracts and advances                     164                     76
Deferred income taxes                                               491                    282
Prepaid expenses and other current assets                           725                    554
                                                             ---------------------------------
                                                             $    1,736             $    1,087
                                                             =================================
FILM COSTS, NET OF AMORTIZATION

THEATRICAL FILM COSTS
Released                                                     $      320             $      353
In process and unreleased                                         1,058                    839
                                                             ---------------------------------
                                                                  1,378                  1,192
                                                             ---------------------------------
TELEVISION FILM COSTS
Released                                                            176                    223
In process and unreleased                                            53                     32
                                                             ---------------------------------
                                                                    229                    255
                                                             ---------------------------------
                                                                  1,607                  1,447
Less: current portion                                               356                    175
                                                             ---------------------------------
                                                             $    1,251             $    1,272
==============================================================================================

Unamortized costs related to released theatrical and television films aggregated $496 million at June 30, 1999. Excluding the portion of the purchase price allocated to the film library which is being amortized over a 20-year life, the Company currently anticipates that approximately 87 percent of the unamortized released film costs will be amortized under the individual film forecast method during the three years ending June 30, 2002.

MILLIONS                                       JUNE 30, 1999     JUNE 30, 1998
------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
Land                                               $     645         $     553
Buildings and improvements                             1,646             1,467
Machinery and equipment                                1,432             1,221
Furniture and fixtures                                   476               369
Construction in progress                                 286               301
                                                   ---------------------------
                                                       4,485             3,911
Accumulated depreciation                              (1,327)           (1,178)
                                                   ---------------------------
                                                   $   3,158         $   2,733
                                                   ===========================

PAYABLES AND ACCRUED LIABILITIES
Trade                                              $     843         $     449
Income and other taxes                                   378               286
Other                                                  3,587             1,619
                                                   ---------------------------
                                                   $   4,808         $   2,354
==============================================================================

NOTE 12  COMMITMENTS AND CONTINGENCIES

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

NOTE 13 DIFFERENCES BETWEEN U.S. AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Differences between U.S. and Canadian GAAP for these financial statements are:

(i) The common stock of DuPont and USAi would be carried at cost under Canadian GAAP, thereby reducing shareholders' equity by $704 million or approximately five percent at June 30, 1999. There is no effect on net income.

(ii) Proportionate consolidation of joint ventures under Canadian GAAP would increase assets and liabilities by approximately $801 million and decrease working capital by approximately $44 million at June 30, 1999. There is no effect on net income.

(iii) Under Canadian GAAP, the assets and liabilities of the discontinued Tropicana operations would be presented separately on the consolidated balance sheet which would result in an increase of $434 million in both total assets and total liabilities at June 30, 1999. There is no effect on net income.

(iv) Canadian GAAP requires that the Company disclose it may experience the effects of the Year 2000 Issue before, on, or after January 1, 2000, and that the effects on operations and financial reporting, if not addressed, may range from minor errors to significant systems failure, which could affect the Company's ability to conduct normal business operations. While the Company has a Year 2000 program to address critical systems, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or third parties, will be fully resolved.

(v)      There are no other significant differences between U.S. and Canadian
         GAAP.

NOTE 14  SUBSEQUENT EVENTS

On July 2, 1999, the Company completed the sale of its Mumm and Perrier-Jouet Champagne operations for approximately $310 million. Through agreement with the purchaser, Seagram has retained global distribution rights of Mumm and Perrier-Jouet Champagnes for a ten-year period.

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


    /s/ Edgar Bronfman  Jr.                     /s/ Robert W. Matschullat
    --------------------------                  -------------------------
        EDGAR BRONFMAN, JR.                     ROBERT W. MATSCHULLAT
  President and Chief Executive              Vice Chairman and Chief Financial
            Officer                                      Officer


                                 August 18,1999

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF THE SEAGRAM COMPANY LTD. We have audited the accompanying consolidated balance sheet of The Seagram Company Ltd. and its subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the fiscal years ended June 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 1999 and 1998 and the results of their operations and their cash flows for the fiscal years ended June 30, 1999, 1998 and 1997, in accordance with generally accepted accounting principles in the U.S. which, in their application to the Company, conform in all material respects with generally accepted accounting principles in Canada.


/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP
New York, New York
August 18,1999

QUARTERLY
DATA

FISCAL 1999

                                                                                                                  FISCAL YEAR
U.S. DOLLARS IN MILLIONS                                     FIRST       SECOND           THIRD       FOURTH            ENDED
EXCEPT FOR SHARE AMOUNTS (UNAUDITED)                       QUARTER      QUARTER         QUARTER      QUARTER          6/30/99(3)
Revenues                                                    $2,247       $3,327          $3,215       $3,523          $12,312
Operating income (loss)                                     $  179       $ (219)         $ (163)      $  (47)         $  (250)
Income (loss) from continuing operations, after tax         $   95       $ (226)(1)      $ (199)      $  (53)(2)      $  (383)
Loss from discontinued Tropicana operations,
   after tax                                                    (3)          --              --           --               (3)
Gain on sale of discontinued Tropicana operations,
   after tax                                                 1,072           --              --           --            1,072
                                                            ------------------------------------------------------------------
Net income (loss)                                           $1,164       $ (226)         $ (199)      $  (53)         $   686
                                                            ==================================================================
PER SHARE DATA
EARNINGS (LOSS) PER SHARE - BASIC
Continuing operations                                       $  .27       $ (.63)         $ (.50)      $ (.13)         $ (1.01)
Discontinued Tropicana operations, after tax                  (.01)          --              --           --             (.01)
Gain on sale of discontinued Tropicana operations,
   after tax                                                  3.09           --              --           --             2.83
                                                            ------------------------------------------------------------------
Net income (loss)                                           $ 3.35       $ (.63)         $ (.50)      $ (.13)         $  1.81
                                                            ==================================================================
EARNINGS (LOSS) PER SHARE - DILUTED
Continuing operations                                       $  .27       $ (.63)         $ (.50)      $ (.13)         $ (1.01)
Discontinued Tropicana operations, after tax                  (.01)          --              --           --             (.01)
Gain on sale of discontinued Tropicana operations,
   after tax                                                  3.07           --              --           --             2.83
                                                            ------------------------------------------------------------------
Net income (loss)                                           $ 3.33       $ (.63)         $ (.50)      $ (.13)         $  1.81
                                                            ==================================================================



FISCAL 1998

                                                                                                                  FISCAL YEAR
U.S. DOLLARS IN MILLIONS                                     FIRST       SECOND           THIRD       FOURTH            ENDED
EXCEPT FOR SHARE AMOUNTS (UNAUDITED)                       QUARTER      QUARTER         QUARTER      QUARTER          6/30/98(3)
Revenues                                                     $2,372      $3,009          $1,991       $2,102          $9,474
Operating income                                             $  260      $  231          $   47       $   15          $  553
Income from continuing operations, after tax                 $  116      $    8          $  447(4)    $  309(5)       $  880
Income from discontinued Tropicana operations,
   after tax                                                     17          20              14           15              66
                                                             ---------------------------------------------------------------
Net income                                                   $  133      $   28          $  461       $  324          $  946
                                                             ===============================================================
PER SHARE DATA
EARNINGS PER SHARE - BASIC
Continuing operations                                        $  .32      $  .02          $ 1.30       $  .89          $ 2.51
Discontinued Tropicana operations, after tax                    .05         .06             .04          .04             .19
                                                             ---------------------------------------------------------------
Net income                                                   $  .37      $  .08          $ 1.34       $  .93          $ 2.70
                                                             ===============================================================
EARNINGS PER SHARE - DILUTED
Continuing operations                                        $  .32      $  .02          $ 1.28       $  .88          $ 2.49
Discontinued Tropicana operations, after tax                    .05         .06             .04          .04             .19
                                                             ---------------------------------------------------------------
Net income                                                   $  .37      $  .08          $ 1.32       $  .92          $ 2.68
                                                             ===============================================================

(1) Includes a $244 million restructuring charge, after tax and minority interest.
(2) Includes a $76 million gain on the USA transactions, after tax and minority interest.
(3) For earnings per share data, each quarter is calculated as a discrete period and the sum of the four quarters does not equal the full year amount.
(4) Includes a $281 million after-tax gain on the sale of Time Warner shares and a $187 million gain on the USA transactions, after tax and minority interest.
(5) Includes a $321 million after-tax gain on the sale of Time Warner shares.

66                                   THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT

FINANCIAL
SUMMARY



                                                                                              TRANSITION
                                                                FISCAL YEARS ENDED           PERIOD ENDED     FISCAL YEARS ENDED
                                                                      JUNE 30,                  JUNE 30,         JANUARY 31,
U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS        1999         1998         1997         1996         1996         1995
                                                        ---------    ---------    ---------    ---------    ---------    ---------
INCOME STATEMENT
Revenues                                                $  12,312    $   9,474    $  10,354    $   4,112    $   7,787    $   4,994
Operating income (loss)                                 $    (250)   $     553    $     719    $      93    $     435    $     614
Interest, net and other                                 $     457    $     228    $     147    $      99    $     195    $     317
Gain on sale of Time Warner shares                      $      --    $     926    $     154    $      --    $      --    $      --
Gain on USA transactions                                $     128    $     360    $      --    $      --    $      --    $      --
Income (loss) from continuing operations before
     cumulative effect of accounting change             $    (383)   $     880    $     445    $      67    $     144    $     170
Income (loss) from discontinued Tropicana
     operations, after tax                                     (3)          66           57           18           30           24
Gain on discontinued Tropicana operations, after tax        1,072           --           --           --           --           --
Discontinued DuPont activities, after tax                      --           --           --           --        3,232          617
                                                        ---------    ---------    ---------    ---------    ---------    ---------
Income before cumulative effect of accounting change          686          946          502           85        3,406          811
Cumulative effect of accounting change, after tax              --           --           --           --           --          (75)
                                                        ---------    ---------    ---------    ---------    ---------    ---------
     Net income                                         $     686    $     946    $     502    $      85    $   3,406    $     736
                                                        =========    =========    =========    =========    =========    =========

FINANCIAL POSITION
Current assets                                          $   8,881    $   6,971    $   6,131    $   6,307    $   6,194    $   3,938
Common stock of DuPont                                      1,123        1,228        1,034          651          631        3,670
Common stock of USAi                                          501          306           --           --           --           --
Common stock of Time Warner                                    --           --        1,291        2,228        2,356        2,043
Other noncurrent assets                                    24,506       11,940       10,257       10,328       10,230        1,773
Net assets of discontinued Tropicana operations                --        1,734        1,734        1,693        1,549        1,270
                                                        ---------    ---------    ---------    ---------    ---------    ---------
     Total assets                                       $  35,011    $  22,179    $  20,447    $  21,207    $  20,960    $  12,694
                                                        =========    =========    =========    =========    =========    =========

Current liabilities                                     $   8,146    $   4,709    $   3,087    $   4,383    $   3,557    $   3,865
Long-term debt                                          $   7,468    $   2,225    $   2,478    $   2,562    $   2,889    $   2,838
Total liabilities before minority interest              $  20,245    $  10,948    $   9,174    $  10,163    $   9,788    $   7,174
Minority interest                                           1,878        1,915        1,851        1,839        1,844           11
Shareholders' equity                                       12,888        9,316        9,422        9,205        9,328        5,509
                                                        ---------    ---------    ---------    ---------    ---------    ---------
     Total liabilities & shareholders' equity           $  35,011    $  22,179    $  20,447    $  21,207    $  20,960    $  12,694
                                                        =========    =========    =========    =========    =========    =========

CASH FLOW DATA
Cash flow provided by (used for) operating activities   $     935    $    (241)   $     664    $     315    $     222    $     370
Capital expenditures                                    $    (531)   $    (410)   $    (393)   $    (245)   $    (349)   $    (124)
Other investing activities, net                         $  (5,605)   $   1,109    $   2,101    $    (346)   $   2,260    $    (341)
Dividends paid                                          $    (247)   $    (231)   $    (239)   $    (112)   $    (224)   $    (216)

PER SHARE DATA
EARNINGS (LOSS) PER SHARE - BASIC
Continuing operations                                   $   (1.01)   $    2.51    $    1.20    $     .18    $     .38    $     .46
Discontinued Tropicana operations, after tax                 (.01)         .19          .16          .05          .08          .06
Gain on sale of discontinued Tropicana
     operations, after tax                                   2.83           --           --           --           --           --
Discontinued DuPont activities, after tax                      --           --           --           --         8.67         1.66
                                                        ---------    ---------    ---------    ---------    ---------    ---------
Income before cumulative effect of accounting change         1.81         2.70         1.36          .23         9.13         2.18
Cumulative effect of accounting change, after tax              --           --           --           --           --         (.20)
                                                        ---------    ---------    ---------    ---------    ---------    ---------
     Net income                                         $    1.81    $    2.70    $    1.36    $     .23    $    9.13    $    1.98
                                                        =========    =========    =========    =========    =========    =========

EARNINGS (LOSS) PER SHARE - DILUTED
Continuing operations                                   $   (1.01)   $    2.49    $    1.20    $     .18    $     .38    $     .46
Discontinued Tropicana operations, after tax                 (.01)         .19          .15          .05          .08          .06
Gain on sale of discontinued Tropicana
     operations, after tax                                   2.83           --           --           --           --           --
Discontinued DuPont activities, after tax                      --           --           --           --         8.54         1.64
                                                        ---------    ---------    ---------    ---------    ---------    ---------
Income before cumulative effect of accounting change         1.81         2.68         1.35          .23         9.00         2.16
Cumulative effect of accounting change, after tax              --           --           --           --           --         (.20)
                                                        ---------    ---------    ---------    ---------    ---------    ---------
     Net income                                         $    1.81    $    2.68    $    1.35    $     .23    $    9.00    $    1.96
                                                        =========    =========    =========    =========    =========    =========

Dividends paid                                          $     .66    $     .66    $    .645    $     .30    $     .60    $     .58
Shareholders' equity                                    $   29.80    $   26.84    $   25.79    $   24.67    $   24.91    $   14.79
End of year share price
     New York Stock Exchange (U.S.$)                    $   50.38    $   40.94    $   40.25    $   33.63    $   36.38    $   28.75
     Toronto Stock Exchange (C$)                        $   73.35    $   59.95    $   55.50    $   45.75    $   49.75    $   40.50
Average shares outstanding (thousands)                    378,193      349,874      369,682      373,858      373,117      372,499
Shares outstanding at year end (thousands)                432,555      347,132      365,281      373,059      374,462      372,537
                                                        =========    =========    =========    =========    =========    =========



THE SEAGRAM COMPANY LTD. 1999 ANNUAL REPORT                                  67